As filed with the U.S. Securities and Exchange Commission on October 13, 2021

Registration No. 333-258188

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4 to

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Stronghold Digital Mining, Inc.
(Exact name of registrant as specified in its charter)

Delaware	7374	86-2759890
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

	595 Madison Avenue, 29th Floor New York, New York 10022 (212) 967-5294
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

	Gregory A. Beard Chief Executive Officer 595 Madison Avenue, 29th Floor New York, New York 10022 (212) 967-5294
(Name, address, including zip code, and telephone number, including area code, of agent for service)

	Copies to:
Daniel M. LeBey Shelley A. Barber Vinson & Elkins L.L.P. 1114 Avenue of the Americas, 32nd Floor New York, New York 10036 (804) 327-6300		Jonathan H. Talcott E. Peter Strand Nelson Mullins Riley & Scarborough LLP 101 Constitution Avenue NW, Suite 900 Washington, D.C. 20001 (202) 689-2806

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy, these securities in any state or jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED OCTOBER 13, 2021

5,882,352 Shares

Stronghold Digital Mining, Inc.

Class A Common Stock

This is the initial public offering of Class A common stock of Stronghold Digital Mining, Inc., a Delaware corporation. We are offering 5,882,352 shares of Class A common stock. We are a holding company and the sole managing member of Stronghold Digital Mining Holdings, LLC (“Stronghold LLC”), and our principal asset consists of units of Stronghold LLC.  We intend to contribute the net proceeds of this offering to Stronghold LLC in exchange for Stronghold LLC Units. Stronghold LLC will use such proceeds for general corporate purposes, including acquisitions of miners and power generating assets and to pay the expenses of this offering. Please see “Use of Proceeds.”

Prior to this offering, there has been no public market for our Class A common stock. We have applied to list our Class A common stock on The Nasdaq Global Market under the symbol “SDIG.” We anticipate that the initial public offering price will be between $16.00 and $18.00 per share of Class A common stock.

The underwriters have the option solely to cover over-allotments, if any, for a period of 30 days from the date of this prospectus to purchase up to a maximum of 882,352 additional shares of Class A common stock from us at the public offering price, less the underwriting discount and commissions.

We are an “emerging growth company” and a “smaller reporting company” under applicable federal securities laws and will be subject to reduced reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company. We have two classes of common stock: Class A common stock and Class V common stock. Upon consummation of this offering, investors in this offering, including any of our affiliates that may purchase shares in this offering, will hold 32.3% of the Class A common stock, representing 13.0% of the total voting stock outstanding. Legacy Owners, including Q Power, will hold 87.0% of the total voting stock outstanding (with Q Power, which is controlled by Greg Beard, our Co-Chairman and Chief Executive Officer, and Bill Spence, our other Co-Chairman, holding 59.8% of the total voting stock outstanding), including 100% of the Class V common stock, which votes together with the Class A common stock as a single class. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of The Nasdaq Stock Market (“Nasdaq”). See “Management—Controlled Company Status.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 29 to read about factors you should consider before buying shares of our Class A common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount and commissions(1)	$	$
Proceeds, before expenses, to Stronghold Digital Mining, Inc.	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

At our request, the underwriters have reserved up to 294,117 of the shares of Class A common stock offered by this prospectus for sale, at the initial public offering price, to certain individuals through a directed share program. See “Underwriting.”

The underwriters expect to deliver the shares of Class A common stock to purchasers on or about           , 2021, through the book-entry facilities of The Depository Trust Company.

Bookrunners
B. Riley Securities		Cowen
Lead Manager
Tudor, Pickering, Holt & Co.
Co-Managers
D.A. Davidson & Co.	Compass Point	Northland Capital Markets

The date of this prospectus is                 , 2021.

Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Offers to sell, and solicitations of offers to buy, shares of our Class A common stock are being made only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, publicly available information, business organizations, government publications and other published independent sources. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. Market share data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations in any statistical survey of market share data. Accordingly, you are cautioned not to place undue reliance on such market share data or any other such estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

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Trademarks and Trade Names

We rely on various trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Basis of Presentation

Organizational Structure

On April 1, 2021, we effected a reorganization, which we describe in “Prospectus Summary—Corporate Reorganization” and “Corporate Reorganization” and refer to herein as the “Reorganization.” Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the Reorganization, certain subsequent transactions, and this offering. See “Corporate Reorganization” and a simplified diagram depicting our organizational structure in “Prospectus Summary—Corporate Reorganization” for more information.

Except as otherwise indicated or required by the context, all references in this prospectus to the “Company,” “we,” “us” or “our” relate to Stronghold Digital Mining, Inc. (“Stronghold Inc.”) and its consolidated subsidiaries following the Reorganization. References in this prospectus to “Q Power” refer to Q Power LLC, which prior to the Reorganization (i) was the sole regarded owner of Stronghold Digital Mining LLC (f/k/a Stronghold Power LLC) (“SDM”) and (ii) indirectly held 70% of the limited partner interests and 100% of the general partner interests in Scrubgrass Reclamation Company, L.P. (f/k/a Scrubgrass Generating Company, L.P.) (“Scrubgrass LP”). References in this prospectus to the “Legacy Owners” refer to the existing owners of Stronghold Inc., including, but not limited to, Q Power and the holders of Series A Preferred Stock and Series B Preferred Stock (each as defined herein) that we expect will convert into shares of Class A common stock in connection with this offering.

We are a holding company and the sole managing member of Stronghold Digital Mining Holdings LLC (“Stronghold LLC”), and our principal asset consists of units of Stronghold LLC.

Presentation of Financial and Other Information

SDM and Scrubgrass LP collectively are, and are generally referred to herein as, the accounting predecessor of the issuer, Stronghold Inc. Stronghold Inc. is the audited financial reporting entity following the Reorganization.

The unaudited pro forma financial information of Stronghold Inc. presented in this prospectus for all periods prior to April 1, 2021 has been derived by the application of pro forma adjustments to the historical consolidated financial statements of our accounting predecessor and its subsidiaries included elsewhere in this prospectus. These pro forma adjustments give effect to the Reorganization and the consummation of this offering as if they had occurred on January 1, 2020, in the case of the unaudited pro forma consolidated statement of operations data, and as of December 31, 2020, in the case of the unaudited pro forma consolidated balance sheet. See “Unaudited Pro Forma Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the pro forma financial information included in this prospectus.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our combined financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.

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PROSPECTUS SUMMARY

This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing in our Class A common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the accompanying notes included elsewhere in this prospectus.

Except as otherwise indicated, all information contained in this prospectus assumes (i) an initial public offering price of $17.00 per share of Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus), (ii) that the underwriters do not exercise their over-allotment option, and excludes 4,752,000 shares of Class A common stock reserved for issuance under the New LTIP, our equity incentive plan, and (iii) other than in the consolidated historical financial statements and related notes included elsewhere in this prospectus, the consummation of a  2.88-for-1 stock split immediately prior to and contingent upon the completion of this offering pursuant to which each share of common stock held of record by the holder thereof will be reclassified into approximately 2.88 shares of common stock. Please see “Principal Stockholders” and “Stock Split” for more information.

Overview

We are a vertically integrated crypto asset mining company currently focused on mining Bitcoin. We wholly-own and operate a low-cost, environmentally-beneficial coal refuse power generation facility that we have upgraded in Scrubgrass Township, Pennsylvania (the “Scrubgrass Plant”), and it is recognized as an Alternative Energy System because coal refuse is classified under Pennsylvania law as a Tier II Alternative Energy Source (equivalent to large-scale hydropower). We are committed to generating our energy and managing our assets sustainably, and we believe that we are one of the first vertically integrated crypto asset mining companies with a focus on environmentally-beneficial operations. Simply put, we employ 21st century crypto mining techniques to remediate the impacts of 19th and 20th century coal mining in some of the most environmentally neglected regions of the United States.

In addition to being environmentally-beneficial and sustainable, owning our own source of power helps us to produce Bitcoin at one of the lowest prices among our publicly traded peers. We also believe that owning our own power source makes us a more attractive partner to crypto asset mining equipment purveyors. For example, we have been able to enter into partnerships with crypto asset industry participants, including miner sharing arrangements, because we offered competitive power rates in a mutually beneficial arrangement. We believe other miner manufacturers or suppliers may be more willing to work with us because our vertical integration, strong financial position, and industrial scale make us a dependable partner. We have entered into a definitive agreement to purchase a second coal refuse power generation facility and a non-binding letter of intent to purchase a third coal refuse power generation facility. We intend to leverage these competitive advantages to continue to grow our business through the opportunistic acquisition of additional power generating assets and miners.

We currently operate approximately 3,000 crypto asset mining computers (known as “miners”) with hash rate capacity of approximately 185 petahash per second (“PH/s”). We have entered into definitive agreements with three suppliers to purchase approximately 26,150 additional miners with a total hash rate capacity equal to over 2,500 PH/s. Of these miners, 72% are scheduled to be delivered in 2021, with the next batch scheduled for delivery in October 2021, 21% are scheduled to be delivered in the first quarter of 2022, and the remaining 6% are scheduled to be delivered during the remainder of 2022. With part of the proceeds of this offering, we intend to procure approximately 55,800 additional miners, which we anticipate will bring our total hash rate capacity to over 2,100 PH/s by December 2021 and to over 8,000 PH/s by December 2022. We intend to house our miners at the Scrubgrass Plant, the Panther Creek Energy Facility (the “Panther Creek Plant”), a coal refuse power generation facility that we have under contract to purchase (subject to customary closing conditions and regulatory approvals), and additional power assets, one of which is a coal refuse power generation facility (the “Third Plant”) that we have under a non-binding letter of intent to purchase. The acquisition of the Third Plant is subject to due diligence and the negotiation of a definitive agreement, and there is no assurance that the acquisition will be completed. We are also strategically pursuing acquisitions of additional power assets.

As we produce Bitcoins through our mining operations, we will from time to time exchange Bitcoins for fiat currency based on our internal cash management policy. We intend to hold enough fiat currency or hedge enough of our Bitcoin exposure to cover our projected near-term fiat currency needs, including liabilities and anticipated expenses and capital expenditures. In identifying our fiat currency needs, we will assess market conditions and review our financial forecast. We safeguard and keep private our digital assets by utilizing storage solutions provided by Coinbase Global Inc., which require multi-factor authentication and utilize cold and hot storage. While we are confident in the security of our digital assets, we are evaluating additional measures to provide additional protection.

Our founders have long experience in finance and in operating energy assets. Greg Beard, our Co-Chairman and Chief Executive Officer, previously served as Senior Partner and Head of Natural Resources at Apollo Global Management Inc. Bill Spence, our Co-Chairman, has 40 years of energy-related experience and was a pioneer in the operation of and fuel sourcing for coal refuse plants.

Our Competitive Strengths

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Environmentally beneficial, coal refuse-powered electricity generation classified by the Commonwealth of Pennsylvania as a Tier II alternative energy source.  Our Scrubgrass Plant and the two additional plants currently under purchase agreement and non-binding letter of intent, the Panther Creek Plant and the Third Plant, respectively, are powered by coal refuse.  Coal refuse is a waste product historically generated by coal mining in Pennsylvania and neighboring states, and coal refuse is a significant contributor to air and water pollution in these geographies.  Because generating power from this waste facilitates its removal and reclamation of the land, coal refuse is classified by the Commonwealth of Pennsylvania as a Tier II Alternative Energy Source, equivalent to large-scale hydropower, and the Scrubgrass Plant is recognized as an Alternative Energy System.  In contrast, most of our competitors with integrated power assets rely on traditional fuels, such as coal or natural gas.  Given the power-intensive nature of crypto asset mining and the implications for the environment and sustainability, we believe that our access to inexpensive, environmentally-beneficial power represents a meaningful and durable competitive advantage. In addition, we believe that buyers of the Bitcoin we mine could ascribe value due to the environmentally-beneficial manner in which they were mined.

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Vertically integrated crypto asset mining and power generation operations, driving among the lowest costs of crypto asset production in our industry.  We operate vertically integrated power generation and crypto asset mining operations.  Our miners are located on the same premises as our Scrubgrass Plant to maximize efficiency and to minimize cost.  The Scrubgrass Plant’s recognition as an Alternative Energy System also allows us to earn renewable energy credits (“RECs”) under Pennsylvania law, and coal refuse is inexpensive and in abundant supply near our operations.  As a result, we believe that our net cost of power at our Scrubgrass Plant of approximately $18 per megawatt-hour (“MWh”), after accounting for RECs and waste coal tax credits, is among the lowest compared to our publicly traded peer companies. This $18 per MWh corresponds to less than $3,000 per Bitcoin equivalent with the latest-generation miners and assuming a network hash rate of 150 exahash per second (“EH/s”). As we acquire additional power generation facilities, including the potential acquisitions of the Panther Creek Plant and the Third Plant, we will focus on environmentally-beneficial power generation assets that offer similarly attractive crypto asset mining economics.

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Strong track record of acquiring and operating power assets.  Our management team has a distinguished track record of sourcing, financing, and operating power assets. Greg Beard, our Co-Chairman and Chief Executive Officer, previously served as Senior Partner and Head of Natural Resources at Apollo Global Management Inc. and as a Founding Member and Managing Director at Riverstone Holdings LLC, two leading private equity firms.  During his private equity tenure, Mr. Beard sourced and led 23 energy investments, representing $8.8 billion in proceeds.  Bill Spence, our Co-Chairman, has 40 years of energy-related experience.  Mr. Spence is the former owner and operator of Coal Valley/Dark Diamond, a coal refuse power generation facility, from 1993 to 2007.  Mr. Spence was also the former independent operator of our Scrubgrass Plant prior to our formation.

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Superior access to Bitcoin miners with multiple miner procurement channels, including direct relationships with equipment manufacturers and partnerships with datacenter operators and other intermediaries.  We benefit from strong relationships with multiple providers of Bitcoin miners.  We have entered into an agreement with a leading manufacturer of Bitcoin miners to purchase 15,000 miners with aggregate hash rate of approximately 1,500 PH/s for delivery between October 2021 and January 2022.  In addition, through our partnership with a leading global manager of Bitcoin mining operations, we have executed a purchase agreement to acquire 9,900 MicroBT miners with phased delivery that began in September 2021 and have agreed to purchase terms for the acquisition of approximately 4,950 additional MicroBT miners.  Finally, we have been highly opportunistic in entering into hardware purchase agreements with miner brokers.  We believe that our access to capital, including prior private financings, as well as the proceeds from this initial public offering, in conjunction with our vertically-integrated power generation, makes us an attractive partner for Bitcoin equipment manufacturers and other market leaders alike.

Our Growth Strategies

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Acquire additional environmentally-beneficial power generation assets, including closing on two coal refuse power generation facilities, one of which is currently under definitive purchase agreement and the other of which is currently under letter of intent.  We have entered into a definitive agreement to purchase the Panther Creek Plant (the “Panther Creek Acquisition”) and a non-binding letter of intent to purchase the Third Plant, both of which are coal refuse plants.  We believe that we will be able to close the Panther Creek Acquisition within the next three months.  We also anticipate a favorable outcome of our ongoing due diligence of the Third Plant; however, there is no assurance that the acquisition of the Third Plant will be completed as such acquisition is subject to due diligence and the negotiation of a definitive agreement. Additionally, we are strategically considering acquisition opportunities for a fourth power asset. Powered by the Scrubgrass Plant and these subsequent power asset acquisitions, we have developed a plan to build out aggregate mining capacity to approximately 300 megawatts (“MW”) by the end of 2022.  We believe that our expected expansion of power generation capacity dedicated to Bitcoin mining is repeatable and scalable. With the extensive experience and relationships that our leadership team has in the industry, we have an acquisition pipeline of additional environmentally-friendly power assets, and we believe that the acquisition of additional power generation facilities will enable us to drive further growth in crypto asset mining.

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Continue to opportunistically source new miners through our multiple procurement channels to accelerate our business plan and increase our mining capacity.  As previously outlined, we have recently executed purchase orders for the acquisition of miners from a manufacturer, a Bitcoin mining and datacenter operator (for MicroBT miners), and multiple miner brokers (for Canaan and Bitmain miners).  While many of our competitors have struggled to obtain mining equipment due to historically strong demand and pre-sold supply, we believe that these recent confirmed purchase orders demonstrate our ability to leverage the breadth of our relationships to quickly expand our mining capacity. By operating the Scrubgrass Plant at capacity and through the ongoing buildout of Panther Creek and anticipated acquisition and buildout of the Third Plant, we would expect to grow our mining operations to over 55,000 miners. Additionally, with the proceeds from this offering, we are planning to acquire and build out one or more additional power generation asset(s) and to purchase additional miners. We are forecasting expansion of our crypto mining operations to approximately 85,000 total miners, representing over 8,000 PH/s, by the end of 2022. We expect to benefit from these strong relationships to purchase additional miners on favorable economic terms as we continue to expand our power generation capacity through the acquisition of additional plants.

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Drive operational excellence and structure alignment with key industry partners, including equipment manufacturers, power generation facility owners and the broader crypto currency and investment ecosystem.  We are committed to building the leading vertically integrated crypto asset mining and environmentally-beneficial power generation platform.  To achieve this objective, we have developed a network of technology and service providers, and we are emphasizing long-term partnerships and equity alignment.  For example, we believe that we negotiated favorable economic and delivery terms for the purchase of miners by providing an equity incentive to the sellers of the miners, subject to meeting specified performance obligations.  Similarly, our anticipated partnership with our Bitcoin mining and datacenter operator provides for sharing of the economic rights to Bitcoin produced by the partnership, motivating our partner to manage mining operations to achieve maximum efficiency.  By aligning interests, we believe that we are driving operational excellence, thereby enabling further expansion and accelerating our growth.

Environmentally-Beneficial Operations

The Scrubgrass Plant, our first power generation facility, is located on a 650-acre site in Scrubgrass Township, Venango County, Pennsylvania, and is recognized as an Alternative Energy System. The Scrubgrass Plant currently has the capacity to produce approximately 85 MW of electricity utilizing circulating fluidized bed (“CFB”) technology. Using this CFB technology, the Scrubgrass Plant converts highly polluting coal refuse, a legacy waste from decades of coal mining currently found in sites throughout Pennsylvania and neighboring states, into power and also yields beneficial use ash, a by-product of the combustion process that can be used as fertilizer and filler in other reclamation projects.

The operation of our power generation facility with coal refuse allows the reclamation of large geographic areas that have been ravaged by the presence of coal refuse, the environmentally harmful byproduct of Pennsylvania’s legacy coal-mining operations. Coal mining began in earnest in Pennsylvania in the later part of the 19th century to help meet the nation’s growing demand for steel, and continued through the 20th century as Pennsylvania and other coal producing states mined the fuel needed to power the industrial revolution in the United States and fight two World Wars. While the placement of coal refuse became more strictly regulated with the passage of the federal Surface Mining Control and Reclamation Act of 1977 (the “SMCRA”), the decades of operations prior to the SMCRA’s adoption produced large piles of refuse near now-abandoned coal mining operations. The Bureau of Abandoned Mine Reclamation (“BAMR”) of the Pennsylvania Department of Environmental Protection (“PADEP”) estimates that today there are 840 coal refuse sites, covering approximately 9,000 acres, filled by over 220 million tons of coal refuse in legacy piles located throughout the state. We estimate that, based on the number of coal refuse sites we are currently reclaiming in close proximity to the Scrubgrass Plant, there is at least 30 years’ worth of fuel available for that plant alone. We expect the additional plants that we intend to acquire will also have access to a multi-year supply of coal refuse.

In 2015, Pennsylvania estimated that the cost to remediate the abandoned mine lands (“AML”) and acid mine drainage (“AMD”) sites in Pennsylvania could be as high as $20 billion, of which reclamation of coal refuse piles represented a $2 billion burden.  Coal refuse piles produce significant, adverse local and regional environmental consequences, including the harmful leaching of acidity, iron and iron oxide, aluminum, manganese, and sulfate residues into waterways resulting in significant AMD.  This leachate creates both surface water and groundwater contamination and produces streams, ponds and lakes that can be devoid of aquatic life.  AMD is the largest non-point source water pollutant in these Pennsylvania communities and afflicts watersheds downstream from the coal refuse piles, while also reducing potable water supplies.

The coal refuse piles cover large areas of otherwise productive land and pose negative consequences for air quality in the surrounding communities.  Uncontrolled fugitive dust from these piles creates particulate matter pollution and can act as a wind-borne pathogen, posing significant risks to human health.  The piles themselves can also ignite.  Wildfires, lightning strikes and campfires on the surface can quickly turn into bigger issues such as underground mine fires.  Unattended piles can also spontaneously combust through an oxidation process that generates heat and consequently ignites the combustible components of piles. Burning piles, especially underground fires in the absence of oxygen, produce a variety of adverse uncontrolled ambient impacts, including smoke, particulate, and the release of poisonous and noxious gases – often at ground level. These gases, including carbon monoxide, carbon dioxide, hydrogen sulfide, sulfur dioxide, ammonia, sulfur trioxide, and oxides of nitrogen and a variety of volatile organic compounds – are all potentially harmful to human, animal and vegetative life. According to PADEP, as of December 14, 2020, there were 92 coal refuse piles burning in Pennsylvania, and over the past decades hundreds of others have burned. PADEP has estimated that 6.6 million tons of coal refuse burn each year in unintended, uncontrolled fires, releasing 9 million tons of carbon dioxide and numerous other air pollutants.  When fires occur, the budgets of these environmentally and often economically challenged communities are hardest hit, and it may take years to extinguish the fire.

The CFB technology employed by the Scrubgrass Plant and other coal refuse reclamation facilities was developed to burn coal refuse and similar low-BTU substances by combining the waste with limestone injection for acid gas control in specialized CFB boilers and injecting streams of hot air. These units are also equipped with fabric filter systems to control filterable particulate matter (“FPM”) emissions. The coal refuse-powered units control emissions of sulfur dioxide, nitrogen oxides, air toxins, FPM and total particulate matter. These units are some of the lowest emitters of mercury and FPM in the nation.  The solid materials are consumed in the combustion process and the by-products are steam, which powers electricity generators, and beneficial use ash, an inert non-acidic substance that can be used in remediation and reclamation activities. The removal, remediation and reclamation of the polluting piles contributes to a majority of the operating costs of one of these specialized power generation facilities.  This business model results in the most efficient method to comprehensively remove the hazardous materials from the environment and remediate the polluting impacts.

Our ownership of the Scrubgrass Plant combined with the environmental benefits which accrue to the region allow us to mine Bitcoin at what we believe to be some of the lowest costs in the industry while making a transformational contribution to the environment.

Low-Cost Power Generation

Given that the price of electricity has a significant impact on the ultimate economics and profitability of crypto asset mining, we believe long-term value is enabled primarily by the reduction of power costs and securing environmentally-beneficial power generation assets. Our miners are powered by the electricity produced by our own assets. As detailed in the chart below, we expect to be able to generate power for approximately $18 per MWh at our Scrubgrass Plant at full capacity, which corresponds to less than $3,000 per Bitcoin equivalent with latest-generation miners and assuming a network hash rate of 150 EH/s. We consider latest-generation miners to be miners with efficiency of 37 joules per terahash. These estimated costs include the RECs and waste coal tax credits we currently receive. Should these credits be discontinued, our estimated cost to generate power would increase to approximately $37 per MWh, which  corresponds to approximately $5,500 per Bitcoin equivalent. This contributes to our value creation strategy, which is based on four concepts: (i) securing and operating low-cost, environmentally-beneficial energy assets, (ii) protecting operational profitability and efficiently managing risk across different pricing environments, (iii) optimizing returns over invested capital through strategic and innovative sourcing of power and mining equipment (including through partnerships with suppliers) and (iv) potentially extending the economic life of our equipment through the use of low cost of power.

The chart below shows an estimate of the components of our net cost of power for the second half of 2021 and a comparison to our peers’ cost of power. 1

Due to the specialized nature of coal refuse power generation facilities that utilize CFB technology, we estimate the replacement cost for an electricity generation facility utilizing this technology that operates on the scale of our Scrubgrass Plant would be approximately $500 million.

[1]

Our estimated net cost of power for the period presented represents all of our expected costs associated with generating power (including the cost of procuring fuel, operations and maintenance expenses, and plant general and administrative expenses), after taking into account estimated capacity revenue and income from RECs and renewable energy and waste coal tax credits (which are the only sources of income we expect to receive from power-generating activities, excluding the sale of electricity). Estimated costs of power for comparable companies are based upon publicly available information and may not be for the period presented for our expected cost of power, and we are limited in the amount of information available to us. One of the presented comparable companies generates its own power and the costs shown for that company represent the average mining power cost from June 2020 to February 2021, net of energy margin and ancillary service revenue. The remaining presented comparable companies do not own power generating assets but instead purchase electricity. The cost of power for those companies represents the cost to purchase electricity disclosed by those companies in reports filed with the SEC, without additional operating or other costs, or rebates or credits, factored in. Therefore, our net cost of power may not be equivalent to, and may not include the same inputs as, the cost of power identified for such comparable companies.

In May 2021, we engaged PA Consulting Group, Inc. (“PA Consulting”) to benchmark our electric supply costs against a broader set of power supply alternatives for crypto asset mining. To facilitate this comparison, PA Consulting prepared a net Levelized Cost of Energy (“LCOE”) analysis as a means of determining the normalized cost of generating electricity over the lifetime of a power generation facility, including the initial capital investment, fixed and variable operations and maintenance expenses, labor costs, fuel costs, and expected capital expenditures, as well as offsetting income streams, including RECs, waste coal tax credits, and capacity payments. In the context of crypto asset mining, net LCOE represents the all-in cost of procuring electricity. The primary differences between net cost of power and net LCOE are that (i) net cost of power represents a cost for a specific period, while net LCOE represents the normalized cost over the life of the asset, and (ii) net LCOE includes the initial capital investment, while net cost of power only captures the costs incurred during the period for which the metric is calculated. In other words, net LCOE includes both the net cost of power and the investment required to achieve that net cost of power.

PA Consulting calculated the net LCOE for the Scrubgrass Plant and benchmarked this cost structure against (i) historical retail commercial and industrial electric rates across the United States, (ii) the LCOE of new-build sources of firm power generation, which could serve as alternative power sources for data mining operations, and (iii) published electric supply costs by our crypto asset mining peers. Based on PA Consulting’s analysis, our net LCOE of 2.1 cents per kilowatt-hour (“kWh”) is lower than those for all contemplated alternatives in the United States. The chart below shows the summary data from PA Consulting’s report. 2

As part of our strategy of securing environmentally-beneficial power generation assets for crypto asset mining, we have entered into (i) a definitive agreement to purchase the Panther Creek Plant, a coal refuse reclamation-to-energy facility that utilizes CFB technology (similar to the Scrubgrass Plant) with 80 MW of net electricity generation capacity located near Nesquehoning, Pennsylvania, and (ii) a non-binding letter of intent to purchase the Third Plant, another coal refuse reclamation-to-energy facility that utilizes CFP technology with 112 MW of net electricity generation capacity located in Pennsylvania. These facilities are each waste removal and environmental remediation businesses that generate and sell electricity to pay for the environmental reclamation work that they perform. We intend to opportunistically acquire such electricity generation assets to power our increasing crypto asset mining operations in an environmentally-conscious manner.

Pennsylvania has deemed the reclamation of coal refuse sites as an environmental priority, and since the early 1990s an unofficial public-private-partnership has developed between the coal refuse reclamation to energy industry

[2]

The comparable crypto asset mining companies represent the same data presented in the chart titled “Scrubgrass Plant Estimated Net Cost of Power vs. Comparable Companies ($/MWh),” with the exception of one company that generates its own power, which is excluded here because there is not enough information publicly available to estimate the net LCOE associated with its power generation facility.

and the Commonwealth of Pennsylvania. In 2016, Pennsylvania adopted a performance-based tax credit targeting coal refuse removal by alternative electricity generation facilities utilizing CFB technology, such as the Scrubgrass Plant, the Panther Creek Plant and the Third Plant. To qualify for the tax credit, 75% of the fuel used by these facilities must be qualified coal refuse, plant design must include circulating fluidized bed technology, utilizing limestone injection and a fabric filter for particulate emissions control, ash produced by the facilities must be put to beneficial use as defined by PADEP, and, finally, at least 50% of that beneficial use ash must be used to reclaim coal mining affected sites.

Due to the environmental benefit produced by our facilities, we also qualify for Tier II RECs in Pennsylvania. These RECs are currently valued at approximately $15.00 per MWh, based on the bid-level price as of July 21, 2021.  Particularly challenging and often remote piles also require partnerships with federal, state, and local environmental groups in order to accomplish the remediation and reclamation goals of a project.  These projects include the use of federal grants combined with millions of private dollars invested by the coal refuse reclamation to energy project companies.  Our coal refuse reclamation to energy facility has frequently partnered with the U.S. Department of the Interior’s Office of Surface Mining Reclamation and Enforcement, BAMR and local environmental groups to remediate these piles. The Scrubgrass Plant has partnered with state agencies since the mid-1990s to identify and reclaim waste sites and have removed over 16 million tons from the environment since start of operations.

While crypto asset mining continues to consume a massive amount of energy worldwide, often generated from traditional and more environmentally-harmful sources, we are able to conduct our activities in a manner that benefits both the environment and our profitability.

Mining Operations

We currently operate approximately 3,000 miners with hash rate capacity of approximately 185 PH/s. Our current fleet comprises approximately 860 Bitmain Antminer S9 (“S9”) miners, approximately 190 Bitmain Antminer S17 Pro (“S17 Pro”) miners, approximately 10 Bitmain Antminer T17 (“T17”) miners, approximately 655 Canaan AvalonMiner 1166 Pro (“1166 Pro”) miners, approximately 125 Canaan AvalonMiner 1246 (“Canaan 1246”) miners, approximately 106 MicroBT WhatsMiner M30S+ (“M30S+”) miners, and approximately 1,040 MicroBT WhatsMiner M30S (“M30S”) miners. The S9 miners have hash rate capacity of approximately 13 terahash per second (“TH/s”) per miner and power consumption of approximately 1,300 watts per miner. The S17 Pro miners have hash rate capacity of approximately 50 TH/s per miner and power consumption of approximately 1,975 watts per miner. The T17 miners have hash rate capacity of approximately 40 TH/s per miner and power consumption of approximately 2,200 watts per miner. The 1166 Pro miners have hash rate capacity of approximately 80 TH/s and power consumption of approximately 3,400 watts per miner. The Canaan 1246 miners have hash rate capacity of approximately 85 TH/s and power consumption of approximately 3,420 watts per miner. The M30S+ miners have hash rate capacity of approximately 100 TH/s and power consumption of approximately 3,500 watts per miner. The M30S miners have hash rate capacity of approximately 88 TH/s and power consumption of approximately 3,344 watts per miner. We manage our fleet of miners through a combination of internal employees and outside contractors.

We believe that through our innovative strategic initiatives and existing commercial relationships, we will continue to efficiently secure high-quality equipment necessary to maximize our operational advantages. Using our access to and control of environmentally beneficial and low-cost power as leverage, our focus is on sourcing the latest crypto asset mining technology and engaging in transactions to align our interests with those of other key industry stakeholders, including equipment manufacturers and high-performance computing infrastructure managers. We are actively adding to our existing fleet of approximately 3,000 miners currently deployed at the Scrubgrass Plant, with a hash rate capacity of approximately 185 PH/s, through the execution of definitive agreements since April 1, 2021 with three suppliers to purchase approximately 26,150 additional miners with a total hash capacity equal to over 2,500 PH/s. Approximately 72% of these miners are scheduled to be delivered in 2021, with the next batch scheduled for delivery in October 2021, 21% are scheduled to be delivered in the first quarter of 2022, and the remaining 6% are scheduled to be delivered during the remainder of 2022. We expect to house approximately 17,000 miners in our datacenters at the Scrubgrass Plant. We have initiated construction of a datacenter for the Panther Creek Plant, and we plan to begin deploying miners there later this year, ultimately deploying 20,000. The Panther Creek Acquisition is subject to customary closing conditions and regulatory approvals. We plan to house our remaining anticipated miners at the Third Plant and one or more additional power generation asset(s). The acquisition of the Third Plant is subject to due diligence and the negotiation of a definitive agreement, and there is no assurance that the acquisition will be completed.

Pursuant to the three agreements that we have entered into to procure additional miners, we pre-paid significant portions of the purchase price for the new miners under each of the three agreements, with the remainder of the payments due upon confirmation of shipment or delivery of the miners. Delivery of the miners under one of these agreements is subject to us entering into a hosting agreement on reasonable commercial terms with the supplier that is currently under letter of intent. To date, we have not been advised by our suppliers of any supply constraints in fulfilling these agreements.

Our location in the cooler Northeastern United States and access to cheap power allow us to cool our miners at lower cost than if we were located in warmer regions and also affords us the flexibility to buy power off the grid when the cost of such power is cheaper than our cost of production, resulting in our ability to maximize crypto asset mining operations through low variable costs and cost per MW. Our current focus is on mining Bitcoin, which we may convert to USD to the extent necessary to fund our development.

We believe that buyers of the Bitcoin we mine may ascribe value to the environmentally-beneficial manner in which it was mined in the United States. Furthermore, while our focus is currently on Bitcoin, we may utilize our miners for other crypto assets depending on market conditions, including the relative values of such other crypto assets, and other factors. We intend to operate with flexibility and a goal of maximizing value from our operations. To this end, our business strategy continues to be acquiring power generating assets that allow us to generate electricity at competitive rates in an environmentally-beneficial fashion, securing miners with the latest technology to utilize such power generation capabilities, and re-investing proceeds from our crypto asset mining operations in acquiring additional power generating assets and miners.

Bitcoin and Bitcoin Mining

Bitcoin, a form of cryptocurrency, is a crypto asset that is designed to work as a secure and decentralized medium of exchange. Digital assets exist on a blockchain which is a network of computers that together store the history of transactions and validate new transactions without the need for a trusted, central intermediary. Using a blockchain, value can be sent from one account to another in a matter of minutes and with full certainty without requiring the involvement of a bank or financial institution.  Each computer on the network stores a copy of all the past transactions and the balance of every account.

Each account is identified by a “public key,” the address to which funds are sent to and from. To access the account, however, a “private key” is needed.  This private key is closely guarded by the holders of crypto assets, as anyone who possesses the private key for an account can access that account and transfer value.  As a result of the relationship between public keys and private keys, every transaction ever done on the blockchain is available for public viewing in perpetuity, but the owners of the accounts may be anonymous.

The Bitcoin network infrastructure is collectively maintained by a decentralized, public user base who are either volunteers or are rewarded with Bitcoin. As the network is decentralized, it does not rely on either governmental authorities or financial institutions to create, transmit or determine the value of the coins and instead value is determined by supply and demand.

Most blockchains, including Bitcoin blockchains, validate transactions via a process called “proof of work,” which requires that computers compete to solve a complex cryptographic puzzle. Solving this puzzle essentially requires random guesswork and computers generate millions of guesses to arrive at the correct answer, which is referred to as “mining.”  The computer that solves the puzzle is rewarded with the crypto asset.  Recognizing that over time the computing power devoted to mining can increase or decrease, every 10 minutes the Bitcoin network re-calibrates the difficulty of the puzzle to keep a 10 minute delay between each time the puzzle is solved. This delay is known as the “block time.”

We plan to mine Bitcoin by using our miners to solve this complex cryptographic puzzle. In return for solving a block, we receive a Bitcoin or other crypto asset reward, depending on the blockchain, which we hold for our account and attempt to sell opportunistically on the market or directly to purchasers to generate a profit. Miners measure their capability in terms of processing power, which is known in the industry as “hashing” power. Hashing power is measured in terms of the number of hashing algorithms solved (or “hashes”) per second, which is the miner’s “hash rate.” Generally speaking, miners with greater hashing power relative to other miners attempting to solve a block have a higher chance of solving the block and receiving a crypto asset award. See below for an illustration of how Bitcoin mining works.

Since the inception of the Bitcoin network, more and more miners have entered the market competing for the limited number of blocks that are regularly added to the Bitcoin blockchain. The resulting tremendous increase in network hash rate has resulted in increasing levels of “difficulty” being implemented by the Bitcoin network over time. As a result, an individual miner’s chances of adding a new block to the blockchain in a given period of time has decreased, creating volatility in a miner’s revenue stream. To address this challenge, Bitcoin mining operators began to combine their mining resources into “mining pools” to better compete and reduce volatility in Bitcoin mining revenue. Combining mining devices in a mining pool allows for faster output and better odds of finding a block at the group level, rather than the individual level. As part of our mining operations, we contribute our hash rate to certain pools, subject to their terms of service. Participation in such pools is generally terminable at any time by either party and our risk is limited, as we are able to switch pools at any time or simply not participate in any pools and mine independently. As a participant in such pools, in exchange for providing computing power, we receive a share of the theoretical global mining rewards based on our percent contribution to the Bitcoin mining network, less fees payable to the pool. We are able to verify our proportion of the contributed computing power because we track the computing power of the miners that we operate, and the total computing power contributed to the pool is publicly available.

While we currently only mine Bitcoin, we continue to monitor and evaluate the crypto asset market and may in the future mine other crypto assets. We will consider factors such as market acceptance, value of the underlying crypto asset, cost to mine, mining equipment and resources required, and impact on our results of operation in making any future determination on the type of crypto assets to mine. Further, while we currently intend to acquire Bitcoins only through our mining efforts, it is possible that we may in the future acquire Bitcoins or other crypto assets through other means, such as exchanging crypto assets for other crypto assets instead of fiat currency.

Private Placements

On April 1, 2021, we entered into the Series A Stock Purchase Agreement (the “Series A Stock Purchase Agreement”), pursuant to which we issued and sold 3,400,000 shares of Series A Convertible Redeemable Preferred Stock of Stronghold Inc. (the “Series A Preferred Stock”) in a private offering at a price of $25.00 per share to various accredited investors in reliance upon exemptions from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D thereunder for aggregate consideration of approximately $85.0 million (the “Series A Private Placement”).

Pursuant to the Series A Stock Purchase Agreement, Stronghold Inc. entered into a registration rights agreement (the “Series A Registration Rights Agreement”) with the investors in the Series A Private Placement, pursuant to which, among other things, we agreed to prepare and file or confidentially submit to the SEC a registration statement covering the resale of all Registrable Securities (as defined in the Series A Registration Rights Agreement) not already covered by an existing and effective registration statement on or prior to the 120th day following the closing of the Series A Private Placement. See “Certain Relationships and Related Party Transactions— Registration Rights Agreements” and “Description of Capital Stock—Registration Rights Agreements” for additional information.

Further, pursuant to the Series A Stock Purchase Agreement, Stronghold Inc., the investors in the Series A Private Placement and certain beneficial owners of common stock of Stronghold Inc. (the “Key Holders”) entered into a Right of First Refusal and Co-Sale Agreement (the “Series A ROFR Agreement”). Under the Series A ROFR Agreement, the Key Holders agreed to grant a right of first refusal to Stronghold Inc. to purchase all or any portion of capital stock of Stronghold Inc, held by a Key Holder or issued to a Key Holder after the date of the Series A ROFR Agreement, not including any shares of Series A Preferred Stock or common stock issued or issuable upon conversion of the Series A Preferred Stock. The Key Holders also granted a secondary refusal right to the investors in the Series A Private Placement to purchase all or any eligible capital stock not purchased by Stronghold Inc. pursuant to their right of first refusal. The Series A ROFR Agreement also provides certain co-sale rights to investors in the Series A Private Placement to participate in any sale or similar transfer of any shares of common stock owned by a Key Holder or issued to a Key Holder after the Series A Private Placement, on the terms and conditions specified in a written notice from a Key Holder. The investors, however, are not obligated to participate in such sales or similar transfers. The co-sale and rights of first refusal under the Series A ROFR Agreement will terminate upon the consummation of this offering.

On May 14, 2021, we entered into the Series B Stock Purchase Agreement (the “Series B Stock Purchase Agreement”), pursuant to which we issued and sold 630,915 shares of Series B Convertible Redeemable Preferred Stock of Stronghold Inc. (the “Series B Preferred Stock”) in a private offering at a price of $31.70 per share to various accredited investors in reliance upon exemptions from registration pursuant to Section 4(a)(2) of the Securities Act and Regulation D thereunder, for aggregate consideration of $20.0 million (the “Series B Private Placement” and, together with the Series A Private Placement, the “Private Placements”). The terms of the Series B Preferred Stock are substantially similar to the Series A Preferred Stock, except for differences in the stated value of such shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or certain deemed liquidation events.

Simultaneous with the closing of the Series B Private Placement, we entered into a registration rights agreement (the “Series B Registration Rights Agreement” and, together with the Series A Registration Rights Agreement, the “Registration Rights Agreements”) with the investors in the Series B Private Placement, pursuant to which, among other things, we agreed to prepare and file or confidentially submit to the SEC a registration statement covering the resale of all Registrable Securities (as defined in the Series B Registration Rights Agreement) not already covered by an existing and effective registration statement on or prior to the 120th day following the closing of the Series A Private Placement. We have filed a registration statement on Form S-1 (the “Resale Registration Statement”) covering the resale of all Registrable Securities under the Series A Registration Rights Agreement and Series B Registration Rights Agreement and expect that such Resale Registration Statement will become effective concurrently with or shortly after the effectiveness of the registration statement of which this prospectus forms a part. See “Description of Capital Stock—Registration Rights Agreements” for additional information.

Further, pursuant to the Series B Stock Purchase Agreement, Stronghold Inc., the investors in the Series B Private Placement and certain beneficial owners of common stock of Stronghold Inc. entered into a Right of First Refusal and Co-Sale Agreement (the “Series B ROFR Agreement” and, together with the Series A ROFR Agreement, the “ROFR Agreements”), on substantially the same terms as the Series A ROFR Agreement.

Upon consummation on April 1, 2021 of the Series A Private Placement and on May 14, 2021 of the Series B Private Placement, we issued warrants to purchase up to 34,000 and 6,309 shares of Series A Preferred Stock and Series B Preferred Stock (or any capital stock into which the Series A Preferred Stock or Series B Preferred Stock have been converted, exchanged or reclassified), respectively, to the placement agent in the Private Placements. The warrants have an expiration date of five years after the issuance date.

Share figures presented in this section do not reflect the Preferred Stock Conversion or the Stock Split. Following the Preferred Stock Conversion and the Stock Split, the 3,400,000 shares of Series A Preferred Stock and 630,915 shares of Series B Preferred Stock sold in the Private Placements will be converted and split into an aggregate of 11,608,994 shares of Class A common stock.

Recent Developments

Acquisitions

On March 3, 2021, SDM entered into a non-binding letter of intent (the “Olympus LOI”) with Olympus Power, LLC (“Olympus”) for the purchase of (i) a 30% limited partnership interest in Scrubgrass LP from Aspen Scrubgrass LP, a subsidiary of Olympus (“Aspen”), which represented all of Aspen’s ownership interest in Scrubgrass LP (the “Aspen Interest”), (ii) the Panther Creek Plant, and (iii) the Third Plant.

On July 9, 2021, we entered into a purchase agreement for the Panther Creek Acquisition, as contemplated by the Olympus LOI, from Panther Creek Reclamation Holdings, LLC, a subsidiary of Olympus Power, LLC. The Panther Creek Acquisition includes all of the assets of Panther Creek Power Operating LLC (“Panther Creek”), comprised primarily of the Panther Creek Plant. The Panther Creek Plant is a coal refuse reclamation facility with 80 MW of net electricity generation capacity located near Nesquehoning, Pennsylvania. The consideration for the Panther Creek Plant is approximately $3.0 million in cash and 400,000 Series A Preferred Units of Stronghold LLC (on a pre-Stock Split basis), or in the event that all Series A Preferred Units of Stronghold LLC have been converted into Class A common units of Stronghold LLC (“Stronghold LLC Units”), an equivalent amount of Stronghold LLC Units, together with a corresponding number of shares of Class V common stock. The Panther Creek Acquisition is subject to customary closing conditions and regulatory approvals.

We continue to evaluate the acquisition of the Third Plant as contemplated by the Olympus LOI, although we do not consider this acquisition to be probable at this time. The acquisition of the Third Plant is subject to due diligence and the negotiation of a definitive agreement, and there is no assurance that the acquisition will be completed. The consideration for the Third Plant is expected to be approximately $3.0 million in cash and $6,250,000 of Stronghold LLC Units, together with a corresponding number of shares of Class V common stock. If acquired, we plan to store newly acquired miners at or near the Third Plant and use power generated by the Third Plant to power crypto asset mining operations in an environmentally conscious manner.

Northern Data

On August 17, 2021, Stronghold LLC entered into a Hosting Services Agreement with Northern Data PA, LLC (“Northern Data”) whereby Northern Data will construct and operate a colocation datacenter facility located on the Scrubgrass Plant, the primary business purpose of which will be to provide hosting services and support the cryptocurrency miners that we have purchased but not yet received.

Corporate Reorganization

Stronghold Digital Mining Inc. was incorporated as a Delaware corporation on March 19, 2021. On April 1, 2021, contemporaneously with the Series A Private Placement (as defined herein), we underwent a corporate reorganization pursuant to that certain Master Transaction Agreement dated as of April 1, 2021, by and among the Company, Q Power, SDM, EIF Scrubgrass, LLC (“EIF Scrubgrass”), Falcon Power LLC (“Falcon”), Scrubgrass Power LLC (“Scrubgrass Power”), Scrubgrass LP, Gregory A. Beard and William Spence (the “Master Transaction Agreement”), which we refer to herein as the “Reorganization.” All share numbers presented in this section are historical and do not take into effect the Stock Split.

Our organizational structure following the Reorganization is commonly referred to as an umbrella partnership-C corporation (or “Up-C”) structure.  Pursuant to this structure, following this offering Stronghold Inc. will hold a number of Stronghold LLC Units equal to the number of shares of Class A common stock issued and outstanding, and holders of Stronghold LLC Units (each, a “Stronghold Unit Holder”) (other than Stronghold Inc.) will hold a number of Stronghold LLC Units equal to the number of shares of Class V common stock issued and outstanding.  The Up-C structure was selected in order to (i) allow Q Power the option to continue to hold its economic ownership in Stronghold LLC in “pass-through” form for U.S. federal income tax purposes through its ownership of the Stronghold LLC Units, and (ii) potentially allow Q Power and Stronghold Inc. to benefit from net cash tax savings that Stronghold Inc. might realize as more fully described in “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Immediately prior to the Reorganization, Q Power directly held all of the equity interests in SDM, and indirectly held 70% of the limited partner interests, and all of the general partner interests, in Scrubgrass LP, through wholly-owned subsidiaries EIF Scrubgrass, Falcon and Falcon’s wholly-owned subsidiary Scrubgrass Power. Aspen held the remaining 30% of the limited partner interests in Scrubgrass LP.  Scrubgrass LP is a Delaware limited partnership originally formed on December 1, 1990 under the name of Scrubgrass Generating Company, L.P. SDM is a Delaware limited liability company originally formed on February 12, 2020 under the name Stronghold Power LLC.

Contemporaneously with the Reorganization, Stronghold Inc. acquired the Aspen Interest in exchange for 200,000 newly issued shares of Series A Preferred Stock of Stronghold Inc. and a portion of the proceeds from the Series A Private Placement.  Pursuant to the Reorganization, Q Power contributed all of its ownership interests in EIF Scrubgrass, Falcon and SDM to Stronghold LLC in exchange for 9,400,000 Stronghold LLC Units, Stronghold Inc. contributed cash (using the remaining proceeds from the Series A Private Placement, net of fees, expenses and amounts paid to Aspen), 9,400,000 shares of Class V common stock of Stronghold Inc. and the Aspen Interest to Stronghold LLC in exchange for 3,600,000 preferred units of Stronghold LLC, and Stronghold LLC immediately thereafter distributed the 9,400,000 shares of Class V common stock to Q Power.  In addition, effective as of April 1, 2021, Stronghold Inc. acquired 5,000 Stronghold LLC Units held by Q Power (along with an equal number of shares of Class V common stock) in exchange for 5,000 newly issued shares of Class A common stock.

As a result of the Reorganization, the acquisition of the Aspen Interest and the acquisition of Stronghold LLC Units by Stronghold Inc. discussed above, (i) Q Power acquired and retained 9,395,000 Stronghold LLC Units, 5,000 shares of Class A common stock of Stronghold Inc., and 9,395,000 shares of Class V common stock of Stronghold Inc., effectively giving Q Power, which is controlled by Greg Beard, our Co-Chairman and Chief Executive Officer, and Bill Spence, our other Co-Chairman, approximately 72% of the voting power of Stronghold Inc. and approximately 72% of the economic interest in Stronghold LLC, (ii) Stronghold Inc. acquired 3,600,000 preferred units of Stronghold LLC and 5,000 Stronghold LLC Units, effectively giving Stronghold Inc. approximately 28% of the economic interest in Stronghold LLC, (iii) Stronghold Inc. became the sole managing member of Stronghold LLC and is responsible for all operational, management and administrative decisions relating to Stronghold LLC’s business and will consolidate financial results of Stronghold LLC and its subsidiaries, (iv) Stronghold Inc. became a holding company whose only material asset consists of membership interests in Stronghold LLC, and (v) Stronghold LLC directly or indirectly owns all of the outstanding equity interests in the subsidiaries through which we operate our assets, including Scrubgrass LP and SDM.

See the sections entitled “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” and “Corporate Reorganization” for additional information on our organizational structure, including the Tax Receivable Agreement.

Pursuant to the terms of the Preferred Stock (as defined herein), on (i) the date that a registration statement registering the shares of Class A common stock issuable upon the conversion of the Preferred Stock is declared effective by the SEC or (ii) the date on which a “Significant Transaction Event” occurs, as defined in our amended and restated certificate of incorporation, such shares of Preferred Stock will automatically convert into shares of Class A common stock of Stronghold Inc. on a one-to-one basis, subject to certain adjustments as set forth in our amended and restated certificate of incorporation. Correspondingly, pursuant to the Stronghold LLC Agreement, preferred units in Stronghold LLC automatically convert into Stronghold LLC Units on a one-to-one basis under like circumstances (subject to corresponding adjustments).  All of the outstanding shares of Preferred Stock will automatically convert into shares of Class A common stock upon effectiveness of the Resale Registration Statement, which we expect to occur concurrently with or shortly after the effectiveness of the registration statement of which this prospectus forms a part (the “Preferred Stock Conversion”) and, correspondingly, all of the preferred units in Stronghold LLC will automatically convert into Stronghold LLC Units.

After giving effect to the offering contemplated by this prospectus, the Preferred Stock Conversion and the Stock Split, Stronghold Inc. will own an approximate 40.5% interest in Stronghold LLC (or 41.6% if the underwriters’ over-allotment option is exercised in full), and Q Power, which is controlled by Greg Beard, our Co-Chairman and Chief Executive Officer, and Bill Spence, our other Co-Chairman, will own an approximate 59.5% interest in Stronghold LLC (or 58.4% if the underwriters’ over-allotment option is exercised in full) and all of the Class V common stock. Please see “Principal Stockholders.”

Each share of Class V common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class V common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. Stronghold Inc. does not intend to list Class V common stock on any exchange.

Under the Second Amended and Restated Limited Liability Company Agreement of Stronghold LLC, as amended from time to time (the “Stronghold LLC Agreement”), each Stronghold Unit Holder, other than Stronghold Inc., subject to certain limitations, has the right (the “Redemption Right”) to cause Stronghold LLC to acquire all or a portion of its Stronghold LLC Units for, at Stronghold LLC’s election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Stronghold LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an approximately equivalent amount of cash as determined pursuant to the Stronghold LLC Agreement. Alternatively, upon the exercise of the Redemption Right, Stronghold Inc. (instead of Stronghold LLC) has the right (the “Call Right”), for administrative convenience, to acquire each tendered Stronghold LLC Unit directly from the redeeming Stronghold Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an approximately equivalent amount of cash as determined pursuant to the terms of the Stronghold LLC Agreement. In addition, Stronghold Inc. has the right to require (i) upon the acquisition by Stronghold Inc. of substantially all of the Stronghold LLC Units, certain minority unitholders or (ii) upon a change of control of Stronghold Inc., each Stronghold Unit Holder (other than Stronghold Inc.), in each case, to exercise its Redemption Right with respect to some or all of such unitholder’s Stronghold LLC Units. In connection with any redemption of Stronghold LLC Units pursuant to the Redemption Right or the Call Right, the corresponding number of shares of Class V common stock will be cancelled. The Third Amended and Restated Limited Liability Company Agreement of Stronghold LLC, which will reflect the automatic conversion of the outstanding preferred units of Stronghold LLC into Stronghold LLC Units, will become effective upon the Preferred Stock Conversion. See “Certain Relationships and Related Party Transactions—Stronghold LLC Agreement.”

Stronghold Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of Stronghold LLC Units pursuant to an exercise of the Redemption Right or the Call Right is expected to result in adjustments to the tax basis of the tangible and intangible assets of Stronghold LLC, and such adjustments will be allocated to Stronghold Inc. These adjustments would not have been available to Stronghold Inc. absent its acquisition or deemed acquisition of Stronghold LLC Units and are expected to reduce the amount of cash tax that Stronghold Inc. would otherwise be required to pay in the future.

In connection with the Reorganization, Stronghold Inc. entered into a Tax Receivable Agreement with Q Power and an agent named by Q Power (the “Tax Receivable Agreement”). The Tax Receivable Agreement generally provides for the payment by Stronghold Inc. to Q Power (or its permitted assignees) of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax (computed using the estimated impact of state and local taxes) that Stronghold Inc. actually realizes (or is deemed to realize in certain circumstances) as a result of (i) certain increases in tax basis that occur as a result of its acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of Stronghold Unit Holders’ Stronghold LLC Units pursuant to an exercise of the Redemption Right or the Call Right and (ii) imputed interest deemed to be paid by Stronghold Inc. as a result of, and additional tax basis arising from, any payments Stronghold Inc. makes under the Tax Receivable Agreement.

Payments will generally be made under the Tax Receivable Agreement as Stronghold Inc. realizes actual cash tax savings from the tax benefits covered by the Tax Receivable Agreement. However, if Stronghold Inc.

experiences a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at Stronghold Inc.’s election or as a result of Stronghold Inc.’s breach), Stronghold Inc. would be required to make an immediate payment equal to the present value of the future payments it would be required to make if it realized deemed tax savings pursuant to the Tax Receivable Agreement (determined by applying a discount rate equal to one-year LIBOR (or an agreed successor rate, if applicable) plus 100 basis points, and using numerous assumptions to determine deemed tax savings) and such early termination payment is expected to be substantial and may exceed the future tax benefits realized by Stronghold Inc. Stronghold Inc. will be dependent on Stronghold LLC to make distributions to Stronghold Inc. in an amount sufficient to cover Stronghold Inc.’s obligations under the Tax Receivable Agreement.

Estimating the amount and timing of Stronghold Inc.’s realization of tax benefits subject to the Tax Receivable Agreement is by its nature imprecise and unknown at this time and will vary based on a number of factors, many of which are outside of our control. Solely for purposes of illustration, we expect that if there were a redemption of all of the Stronghold LLC Units held by Q Power immediately after this offering (which is not likely or anticipated), the estimated tax benefits to Stronghold Inc. subject to the Tax Receivable Agreement could be up to $191.8 million (to the extent Stronghold Inc. has actual tax liability equal to or in excess of this amount) to be utilized over at least 15 years from the date of this offering as and when such benefits are realized (or in some cases, deemed realized). This illustration is almost certainly not accurate as it is based on stylized assumptions that are not realistic, and the actual or deemed benefits (and corresponding payments under the Tax Receivable Agreement) are likely to be significantly different. Moreover, any estimate we provide would necessarily be based on numerous uncertain assumptions, including but not limited to a $17.00 per share trading price of Class A common stock, a 21% U.S. federal corporate income tax rate and estimated applicable state and local income tax rates, no material change in U.S. federal, state or local income tax law, and that Stronghold Inc. will have sufficient taxable income on a current basis to utilize such estimated tax benefits. Utilizing this estimate as an illustration, Q Power would be entitled to payments under the Tax Receivable Agreement equal to 85% of the $191.8 million of tax benefits, or approximately $163.0 million, as and when such benefits are realized (or in some cases, deemed realized).

As noted above, the foregoing numbers are merely estimates for purposes of this illustration and the actual tax benefits and the amount and timing of the payments under the Tax Receivable Agreement to Q Power could differ materially as a result of a number of factors, including changes to Stronghold LLC’s balance sheet, the timing of the redemption of Stronghold LLC Units, the price of Class A common stock at the time of each exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income Stronghold Inc. generates in the future and the tax rate then applicable, and the portion of the payments under the Tax Receivable Agreement constituting imputed interest or depreciable or amortizable tax basis, as more fully described in “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” Moreover, if tax benefits are deemed realized in certain circumstances (such as a change of control or other early termination of the Tax Receivable Agreement), the actual amount and timing of tax benefits may substantially differ from the deemed timing and amount, and the payments made by Stronghold Inc. under the Tax Receivable Agreement could exceed the actual net cash tax savings resulting from the “Up-C” structure. Payments under the Tax Receivable Agreement will not be conditioned upon Q Power having an ownership interest in Stronghold Inc. or Stronghold LLC. In addition, certain rights of Q Power (including the right to receive payments) under the Tax Receivable Agreement will be transferable in connection with transfers permitted under the Stronghold LLC Agreement of the corresponding Stronghold LLC Units or after the corresponding Stronghold LLC Units have been acquired pursuant to the Redemption Right or Call Right. For a more detailed discussion of the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto, taking into account the Preferred Stock Conversion and the Stock Split (assuming that the underwriters’ over-allotment option is not exercised):

1 Includes 181,702 “Warrant Units” of Stronghold LLC issued to Stronghold Inc. in connection with the WhiteHawk Financing Agreement, as described below. Such Warrant Units were issued to Stronghold Inc. to mirror the shares of Class A common stock that may be issued upon exercise of the WhiteHawk Warrant (as described below) in order to preserve the economic equivalency between the shares of Class A common stock of Stronghold Inc. and the Stronghold LLC Units. Under the terms of the Stronghold LLC Agreement, the Warrant Units are identical to Stronghold LLC Units except that the Warrant Units lack voting rights.

Stock Split

We will effect a 2.88-for-1 stock split immediately prior to and contingent upon the completion of this offering, pursuant to which each share of common stock held of record by the holder thereof will be reclassified into approximately 2.88 shares of common stock. No fractional shares will be issued. Pursuant to the Stronghold LLC Agreement, each Stronghold LLC Unit will also be split on a corresponding 2.88-for-1 basis, such that there will be an equivalent number of Stronghold LLC Units outstanding as the aggregate number of shares of Class V common stock and Class A common stock outstanding following the Stock Split. We refer to this collectively as the “Stock Split.”

Unless otherwise indicated, and other than the consolidated financial statements and the related notes included elsewhere in this prospectus, the number of shares of our company presented in this prospectus is adjusted to reflect the Stock Split.

Our Legacy Owners

Upon completion of this offering (and taking into account the Preferred Stock Conversion and Stock Split), the existing owners of Stronghold Inc. (the “Legacy Owners”), including, but not limited to, Q Power and the holders of Series A Preferred Stock and Series B Preferred Stock, will own 12,325,667 shares of Class A common stock, representing approximately 27.2% of the voting power of the Company (or 26.7% if the underwriters exercise their over-allotment option in full), and Q Power, which is controlled by Greg Beard, our Co-Chairman and Chief Executive Officer, and Bill Spence, our other Co-Chairman, will own 27,057,600 shares of Class V common stock, representing approximately 59.8% of the voting power of the Company (or 58.6% if the underwriters exercise their over-allotment option in full). For more information on our Reorganization and the ownership of our common stock by our principal stockholders, see “– Corporate Reorganization” and “Corporate Reorganization.”

Controlled Company Status

After the completion of this offering, Q Power, which is controlled by Greg Beard, our Co-Chairman and Chief Executive Officer, and Bill Spence, our other Co-Chairman, will continue to collectively hold more than 50% of the voting power for the election of directors of the Company. As a result, we expect to be a controlled company within the meaning of Nasdaq corporate governance standards. Under Nasdaq rules, a company of which more than 50% of the voting power is held by an individual, company or group of persons acting together is a controlled company and may elect not to comply with certain Nasdaq corporate governance requirements, including the requirements that:

•	a majority of the Board consist of independent directors under Nasdaq rules;
•	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

These requirements will not apply to us as long as we remain a controlled company. Following this offering, we may utilize some or all of these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.  See “Management—Controlled Company Status.”

Summary Risk Factors

Investing in our Class A common stock involves risks. You should carefully read the section of this prospectus entitled “Risk Factors” beginning on page 29 for an explanation of these risks before investing in our Class A common stock. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our Class A common stock and a loss of all or part of your investment.

•	We have a hybrid business model which is highly dependent on the price of Bitcoin. A decline in the price of Bitcoin could result in significant losses.

•	If we fail to effectively manage our growth or to raise additional capital needed to grow our business, our business, financial condition and results of operations may be harmed.
•	We have an evolving business model which is subject to various uncertainties.
•	The loss of any of our management team could adversely affect our business.
•	We may be unable to successfully enter into definitive purchase agreements for or close on the additional plants or miners described herein, or any other potential acquisitions.
•	We are dependent on third-party brokers and direct suppliers to source some of our miners.
•

If crypto assets are determined to be investment securities, we may inadvertently violate the Investment Company Act of 1940, as amended (the “Investment Company Act”), and incur large losses and potentially be required to register as an investment company.

•	Regulatory changes or actions may alter the nature of an investment in us or restrict the use of Bitcoin in a manner that adversely affects our business, prospects or operations.
•

The open-source structure of the certain crypto asset network protocol, including Bitcoin, means that the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage that network and an investment in us.

•	The further development and acceptance of crypto asset networks and other crypto assets are subject to a variety of factors that are difficult to evaluate.
•	We may not be able to compete with other companies, some of whom have greater resources and experience.
•	The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or other alternatives.
•	The loss or destruction of private keys required to access any crypto assets held in custody for our own account may be irreversible.
•

The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected.

•

The Bitcoin reward for successfully uncovering a block will halve several times in the future and Bitcoin value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts.

•	Our future success will depend upon the value of Bitcoin; the value of Bitcoin may be subject to pricing risk and has historically been subject to wide swings.
•	Cryptocurrencies, including those maintained by or for us, may be exposed to cybersecurity threats and hacks.
•	If the Bitcoin reward for solving blocks and transaction fees is not sufficiently high, we may not have an adequate incentive to continue mining and may cease mining operations.
•	The limited rights of legal recourse against us, and our lack of insurance protection expose us and our stockholders to the risk of loss of our crypto assets for which no person is liable.
•	Natural or manmade events may cause our power production to fall below our expectations.
•	We may not be able to operate the power generation facility as planned.
•	Land reclamation requirements may be burdensome and expensive.

•	Changes in tax credits related to coal refuse power generation could have a material adverse effect on our business, financial condition, results of operations and future development efforts.
•	Competition in power markets may have a material adverse effect on our results of operations, cash flows and the market value of our assets.
•

Because our power-generating reclamation facility is a member of PJM Interconnection (“PJM”), a regional transmission organization, we may be required to supply power to the grid at a time that is not optimal to our operations.

•	Our business is subject to substantial energy regulation, and we are required to obtain, and to comply with, government permits and approvals.
•	Operation of power generation facilities involves significant risks and hazards.
•	We are a holding company whose sole material asset is our equity interests in Stronghold LLC.
•

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls.

•

If we fail to remediate the material weakness in our internal control over financial reporting, or experience any additional material weaknesses in the future or otherwise fail to develop or maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations.

•	The Legacy Owners will own a significant amount of our voting stock, and their interests may conflict with those of our other stockholders.
•	In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, Stronghold Inc. realizes.
•	Investors in this offering will experience immediate and substantial dilution of $13.10 per share.
•	We do not intend to pay cash dividends on our Class A common stock.
•

Future sales of our Class A common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

•	We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.

See “Risk Factors” immediately following this prospectus summary for a more thorough discussion of these and other risks and uncertainties we face.

Emerging Growth Company and Smaller Reporting Company Status

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	We are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);
•

We are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	We are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes”; and
•

We are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iii) the date on which we are deemed to be a “large accelerated filer,” which will occur as of the end of any fiscal year in which we (x) have an aggregate market value of our common stock held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) have been required to file annual and quarterly reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act.

We have elected to take advantage of the reduced disclosure obligations listed above in this prospectus, and may elect to take advantage of other reduced reporting requirements in future filings. In particular, we have elected to adopt the reduced disclosure with respect to our executive compensation disclosure. As a result of this election, the information that we provide stockholders may be different than you might get from other public companies.

The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies. Our election to use the transition periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the extended transition periods permitted under the JOBS Act and that will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with public company effective dates, such election would be irrevocable pursuant to the JOBS Act.

For additional descriptions of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth company, see “Risk Factors—Risks Related to this Offering and Our Class A Common Stock—For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.”

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates exceeds $250 million as of the end of that fiscal year’s second fiscal quarter and (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the end of that fiscal year’s second fiscal quarter.

Our Offices

Our principal executive offices are located at 595 Madison Avenue, 29th Floor, New York, New York 10022, and our telephone number at that address is (212) 967-5294. Our website address is www.strongholddigitalmining.com. Information contained on our website does not constitute part of this prospectus.

The Offering

Issuer	Stronghold Digital Mining Inc.

Class A common stock offered by us	5,882,352 shares.

Over-allotment option to purchase additional shares of Class A common stock

The underwriters have the option to purchase up to an aggregate of 882,352 additional shares of Class A common stock from us solely to cover over-allotments, if any, at the initial public offering price, less the underwriting discount and commissions. The underwriters can exercise this over-allotment option at any time within 30 days from the date of this prospectus.

Class A common stock to be outstanding immediately after completion of this offering	18,208,019 shares (or 19,090,371 shares if the underwriters’ over-allotment option is exercised in full), after giving effect to the Preferred Stock Conversion and Stock Split.

Class V common stock to be outstanding immediately after completion of this offering

27,057,600 shares (after giving effect to the Stock Split), all of which will be owned by Q Power. Class V shares do not have economic rights. In connection with any redemption of Stronghold LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class V common stock will be cancelled.

Voting power of Class A common stock after giving effect to this offering	40.2% (or 41.4% if the underwriters’ over-allotment option is exercised in full), after giving effect to the Preferred Stock Conversion and the Stock Split.

Voting power of Class V common stock after giving effect to this offering	59.8% (or 58.6% if the underwriters’ over-allotment option is exercised in full), after giving effect to the Preferred Stock Conversion and the Stock Split.

Voting rights

Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Each share of our Class V common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of our Class A common stock and Class V common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. See “Description of Capital Stock.”

Use of proceeds

We expect to receive approximately $89.6 million of net proceeds from the sale of Class A common stock offered by us in this offering after deducting underwriting discounts and estimated offering expenses payable by us (or approximately $103.6 million of net proceeds if the underwriters’ over-allotment option is exercised in full).

We intend to contribute the net proceeds of this offering to Stronghold LLC in exchange for Stronghold LLC Units. Stronghold LLC will use the net proceeds for general corporate purposes, including for acquisitions of miners and power generating assets. Please see “Use of Proceeds.”

Dividend policy	We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future.

Redemption rights of Stronghold Unit Holders

Under the Stronghold LLC Agreement, each Stronghold Unit Holder (other than Stronghold Inc.), subject to certain limitations, has the right, pursuant to the Redemption Right, to cause Stronghold LLC to acquire all or a portion of its Stronghold LLC Units for, at Stronghold LLC’s election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Stronghold LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an approximately equivalent amount of cash as determined pursuant to the terms of the Stronghold LLC Agreement. Alternatively, upon the exercise of the Redemption Right, Stronghold Inc. (instead of Stronghold LLC) has the right, pursuant to the Call Right, to acquire each tendered Stronghold LLC Unit directly from the redeeming Stronghold Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an approximately equivalent amount of cash as determined pursuant to the terms of the Stronghold LLC Agreement. In addition, Stronghold Inc. has the right to require (i) upon the acquisition by Stronghold Inc. of substantially all of the Stronghold LLC Units, certain minority unitholders or (ii) upon a change of control of Stronghold Inc., each Stronghold Unit Holder (other than Stronghold Inc.), in each case, to exercise its Redemption Right with respect to some or all of such unitholder’s Stronghold LLC Units. In connection with any redemption of Stronghold LLC Units pursuant to the Redemption Right or the Call Right, the corresponding number of shares of Class V common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Stronghold LLC Agreement.”

Tax Receivable Agreement

Stronghold Inc. has entered into the Tax Receivable Agreement, which provides for the payment by Stronghold Inc. to Q Power (or its permitted assignees) of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax (computed using the estimated impact of state and local taxes) that Stronghold Inc. actually realizes (or is deemed to realize in certain circumstances) as a result of certain tax basis increases and certain tax benefits attributable to imputed interest. Stronghold Inc. will retain the remaining net cash savings, if any. See “Risk Factors—Risks Related to this Offering and Our Class A Common Stock” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Proposed listing symbol	We have applied to list our Class A common stock on The Nasdaq Global Market under the symbol “SDIG.”

Risk factors

You should carefully read and consider the information beginning on page 29 of this prospectus set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our Class A common stock.

Directed share program

The underwriters have reserved for sale at the initial public offering price up to 5% of the shares of Class A common stock being offered by this prospectus, excluding any shares issued pursuant to the underwriters’ over-allotment option, for sale to our employees, executive officers, directors and related persons who have expressed an interest in purchasing common stock in this offering. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they make will reduce the number of shares available to the general public. Please see “Underwriting.”

Summary Historical and Pro Forma Consolidated Financial and Operating Data

Stronghold Inc. was incorporated on March 19, 2021. The following table presents the summary historical and certain pro forma financial data and other data for Stronghold Inc. and its subsidiaries and its accounting predecessor. The historical results presented below are not necessarily indicative of the results to be expected for any future period, and should be read together with “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Reorganization” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The summary historical financial data as of December 31, 2020 and 2019 and for the fiscal years ended December 31, 2020 and 2019 was derived from the audited historical financial statements of Stronghold Inc.’s accounting predecessor included elsewhere in this prospectus. The summary historical financial data as of June 30, 2021 and 2020 and for the six months ended June 30, 2021 and 2020 was derived from the unaudited historical financial statements of Stronghold Inc. and its subsidiaries included elsewhere in this prospectus.

The summary unaudited pro forma consolidated statements of operations data for the year ended December 31, 2020 and the six months ended June 30, 2021 present our consolidated results of operations after giving effect to the following adjustments, which we collectively refer to as the “pro forma adjustments”: (i) the Panther Creek Acquisition, (ii) a preliminary purchase price allocation of the Panther Creek Acquisition, (iii) funding pursuant to the master equipment financing agreement (the “Arctos/NYDIG Financing Agreement”) with Arctos Credit, LLC (now “NYDIG”) on July 2, 2021, (iv) the issuance of 154,114 shares of Class A common stock to Minerva Semiconductor Corp. upon final delivery of equipment (miners), (v) payments of the remaining commitments under the equipment financing agreements, (vi) additional transaction related costs (collectively, (iii), (iv), (v) and (vi) are referred to as the “Equipment Financing and Transaction Costs”), (vii) major repairs and upgrade maintenance to achieve maximum capacities at the Panther Creek Plant, (viii) this offering and our receipt of the estimated net proceeds from this offering and the subsequent contribution of such net proceeds to Stronghold LLC in exchange for Stronghold LLC Units, (ix) the Preferred Stock Conversion and the Stock Split, and (x) the establishment of a valuation allowance against the Company’s net deferred tax assets, and a provision for corporate income taxes on the income attributable to Stronghold Inc. at an effective rate of 0% for each of the fiscal year ended December 31, 2020 and the six months ended June 30, 2021, inclusive of all U.S. federal, state and local income taxes, net. Management continues to evaluate the likelihood of Stronghold Inc. utilizing its deferred tax assets, and while the valuation allowance remains in place, we expect to record no income tax expense. Should the valuation allowance no longer be required, the 21% statutory federal income tax rate will apply to income allocated to Stronghold Inc. as well as state and local income taxes, resulting in an estimated blended statutory rate of 28.89%. As disclosed in “Unaudited Pro Forma Consolidated Financial Information,” a provision for corporate income taxes on income attributable to Stronghold Inc. will have a full valuation allowance due to the fact that some or all of the deferred income tax assets will not be utilized. The unaudited pro forma consolidated balance sheet as of June 30, 2021 gives effect to the pro forma adjustments, including this offering, as if the same had occurred on June 30, 2021. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect their impact, on a pro forma basis, on the historical financial information of our accounting predecessor and Stronghold Inc. The summary unaudited pro forma consolidated financial information is derived from, and should be read in conjunction with, the condensed consolidated financial statements and related notes of Stronghold Inc. and its accounting predecessor and the consolidated financial statements and related notes of Panther Creek included elsewhere in this prospectus, together with the more detailed information as set forth under “Unaudited Pro Forma Consolidated Financial Information.” The summary unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of Stronghold Inc. that would have occurred had Stronghold Inc. been in existence or operated as a public company or otherwise during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial position had the described transactions occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

	Stronghold Inc.		Accounting Predecessor		Pro Forma Stronghold Inc.(1)	Pro Forma Stronghold Inc.(1)
	Six Months Ended June 30,		Years Ended December 31,		Six Months Ended June 30, 2021	Year Ended December 31, 2020
	2021	2020	2020	2019
					(unaudited)	(unaudited)
Combined Statement of Operations Data:
Operating Revenues
Energy	$3,486,822	$584,659	$518,397	$7,047,237	$6,357,394	$4,460,339
Capacity	1,283,236	1,469,661	2,816,457	3,832,457	1,283,236	2,816,457
Crypto asset hosting	1,242,518	—	252,413	—	1,242,518	252,413
Crypto asset mining	1,840,903	80,229	339,456	33,337	1,840,903	339,456
Other	33,123	33,743	191,661	136,299	326,690	616,135
Total operating revenues	7,886,602	2,168,292	4,118,384	11,049,330	11,050,741	8,484,800
Operating Expenses
Fuel	4,100,521	302,937	425,126	8,435,990	5,042,577	2,341,287
Operations and maintenance	3,204,858	1,663,367	3,305,833	5,637,118	8,594,943	10,818,110
General and administrative	2,907,847	728,590	2,269,525	3,072,285	2,907,847	2,269,525
Impairments on digital currencies	375,246	—	—	—	375,246	—
Depreciation and amortization	1,305,174	283,453	558,630	483,658	1,509,348	976,211
Total operating expenses	11,893,646	2,978,347	6,559,114	17,629,051	18,429,962	16,405,133
Operating loss	(4,007,044)	(810,055)	(2,440,730)	(6,579,921)	(7,379,221)	(7,920,333)
Other Income (Expense)
Interest income	—	—	2,982	4,177	8,884	2,982
Interest expense	(134,083)	(74,500)	(205,480)	(192,961)	(139,335)	(232,109)
Gain on extinguishment of EIDL advance	—	—	10,000	—	—	10,000
Gain on extinguishment of PPP loan	638,000	—	—	—	638,800	—
Realized gain (loss) on sale of digital currencies	149,858	1,280	31,810	(1,516)	149,858	—
Changes in fair value of warrant liabilities	(191,477)	—	—	590,832	(669,063)	—
Derivative contracts, net	—	1,207,131	1,207,131	2,244,810	—	1,207,131
Waste coal credit	23,796	7,500	1,188,210	2,011,044	281,112	1,533,215
Other	38,185	27,258	61,083	71,892	(2,461,815)	(2,838,917)
Total other income/ (expense)	525,079	1,168,669	2,295,736	4,728,278	(2,191,559)	(285,888)
Pro forma income taxes	—	—	—	—
Pretax income (loss)	$(3,481,965)	$358,614	$(144,994)	$(1,851,443)	$(9,570,781)	$(8,206,221)
Pro forma income taxes	—	—	—	—	—	—
Net income (loss)	(3,481,965)	358,614	(144,994)	(1,851,443)	(9,570,781)	(8,206,221)
Less: Net income attributable to non-controlling interest	(2,402,488)	—	(147,546)	(564,980)	—	—
Net income (loss) attributable to Stronghold LLC and Stronghold	$(1,079,478)	$358,614	$2,552	$(1,286,463)	$(9,570,781)	$(8,206,221)
Pro Forma Per Share Data(2)
Pro forma net income (loss) per share
Basic	$(123.86)				$(408.40)
Diluted	$(123.86)				$(408.40)
Pro forma weighted average shares outstanding
Basic	8,137				23,435
Diluted	8,137				23,435
Combined Statement of Cash Flows Data:
Cash flows (used in) provided by operating activities	$1,640,811	$(893,940)	$587,223	$755,182
Cash flows (used in) provided by investing activities	(90,872,789)	1,337,213	(1,827,786)	17,982
Cash flows (used in) provided by financing activities	132,643,570	248,212	1,409,607	(826,242)
Other Financial Data:
Adjusted EBITDA(3)	(2,018,558)	(497,964)	(1,811,041)	(6,023,984)
Combined Balance Sheet Data (at end of period):
Total assets	$144,435,015	$8,346,095	$9,362,316	$7,950,960	$266,884,231
Long-term debt	18,871,881	755,826	1,757,371	1,356,197	30,398,229
Total liabilities	55,410,900	11,156,541	13,409,417	10,731,916	82,847,830
Total members’ equity/stockholders’ equity (deficit)	(174,920,980)	(2,810,446)	(4,047,101)	(2,780,956)	(270,829,998)

(1)

Pro forma figures give effect to the transactions, including this offering, described under “Unaudited Pro Forma Consolidated Financial Information.” Please see “Unaudited Pro Forma Consolidated Financial Information” for a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments.

(2)

Pro forma per share data  reflect the estimated number of shares of Class A common stock we expect to have outstanding upon the completion of this offering, taking into account the Reorganization, the Preferred Stock Conversion and the Stock Split. The pro forma data does not assume the exchange of any Stronghold LLC Units (and the corresponding cancellation of the outstanding shares of Class V common stock) for Class A common stock and any related adjustments to pro forma net income (loss) or pro forma net income (loss) per share. The pro forma data includes additional pro forma income tax expense of $0 for each of the fiscal year ended December 31, 2020 and the six months ended June 30, 2021 associated with the income tax effects of the Reorganization described under “—Corporate Reorganization.” Stronghold Inc. is a corporation and is subject to U.S. federal income tax starting on April 1, 2021 (the date of the Reorganization). Our accounting predecessor was not subject to U.S. federal income tax at an entity level prior to the Reorganization date of April 1, 2021.  Stronghold Inc. is subject to U.S. federal income tax as an entity for the period of April 1 to June 30, 2021. Stronghold Inc. has determined that the utilization of historic and pro forma net deferred tax assets, during this period, is not more likely than not, and therefore has recorded a valuation allowance against the net deferred tax assets in the unaudited condensed consolidated historical financial information and assumes the same for the pro forma consolidated financial information presented herein.  Therefore, the provision for income taxes during these periods after the Reorganization are $0.  The consolidated net income in our historical financial statements, including the period of January 1 to March 31, 2021 (pre-Reorganization), does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.

(3)

Adjusted EBITDA is a non-GAAP financial measure. For the definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measure.”

Non-GAAP Financial Measure

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. We define Adjusted EBITDA as net income (loss) before interest, taxes, depreciation and amortization, further adjusted by the removal of one-time transaction costs, impairment of digital currencies, realized gains and losses on the sale of long-term assets, expenses related to stock-based compensation, gains or losses on derivative contracts, gain on extinguishment of debt, realized gain or loss on sale of digital currencies, waste coal credits, commission on sale of ash, or changes in fair value of warrant liabilities in the period presented. Our board of directors and management team use Adjusted EBITDA to assess our financial performance because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense and income), asset base (such as depreciation, amortization, impairment, and realized gains and losses on sale of long-term assets) and other items (such as one-time transaction costs, expenses related to stock-based compensation, and unrealized gains and losses on derivative contracts) that impact the comparability of financial results from period to period. We present Adjusted EBITDA because we believe it provides useful information regarding the factors and trends affecting our business in addition to measures calculated under GAAP. Adjusted EBITDA is not a financial measure presented in accordance with GAAP. We believe that the presentation of this non-GAAP financial measure will provide useful information to investors and analysts in assessing our financial performance and results of operations across reporting periods by excluding items we do not believe are indicative of our core operating performance. Net income (loss) is the GAAP measure most directly comparable to Adjusted EBITDA. Our non-GAAP financial measure should not be considered as an alternative to the most directly comparable GAAP financial measure. You are encouraged to evaluate each of these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in such presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. There can be no assurance that we will not modify the presentation of Adjusted EBITDA in the future, and any such modification may be material. Adjusted EBITDA has important limitations as an analytical tool and you should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definition of this non-GAAP financial measure may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

The following table presents a reconciliation of Adjusted EBITDA to the GAAP financial measure of net income (loss) for the six months ended June 30, 2021 and 2020 and for the years ended December 31, 2020 and 2019.

	Six Months Ended June 30,		Years Ended December 31,
	2021	2020	2020	2019
	(in thousands) (unaudited)
Net income (loss)	$(3,482.0)	$358.6	$(145.0)	$(1,851.4)
Interest	134.1	74.5	202.5	188.8
Income taxes	—	—	—	—
Depreciation and amortization	1,305.2	283.5	558.6	483.7
One-time transaction costs	—	—	—	—
Impairment of digital currencies	375.2	—	—	—
Realized gains and losses on the sale of long-term assets	—	—	—	—
Expenses related to stock-based compensation	269.9	—	—	—
(Gains)/Losses on derivative contracts	—	(1,207.1)	(1,207.1)	(2,244.8)
Waste coal credit	(23.8)	(7.5)	(1,188.2)	(2,011.0)
Commission on sale of ash	—	—	—	(590.8)
Gain on extinguishment of PPP loan	(638.8)	—	—	—
Realized (gain)/loss on sale of digital currencies	(149.9)	—	(31.8)	1.5
Changes in fair value of warrant liabilities	191.5	—	—	—
Adjusted EBITDA	$(2,018.6)	$(498.0)	$(1,811.0)	$(6,024.0)

Summary Historical Financial Data of Panther Creek

The summary historical financial data as of December 31, 2020 and 2019 and for the fiscal years ended December 31, 2020 and 2019 was derived from the audited historical financial statements of Panther Creek included elsewhere in this prospectus. The summary historical financial data as of June 30, 2021 and 2020 and for the six months ended June 30, 2021 and 2020 was derived from the unaudited historical financial statements of Panther Creek included elsewhere in this prospectus.

The unaudited condensed financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of Panther Creek’s management, include all adjustments necessary for a fair presentation of the information set forth therein. The results of interim periods are not necessarily indicative of results that may be expected for the full year or any future periods.

	Six Months Ended June 30,		Years Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Statements of Operations Data:
Operating Revenues
Electricity	$2,870,572	$2,624,153	$3,941,942	$8,969,769
Other Revenue	293,567	349,734	424,474	75,952
Total operating revenues	3,164,139	2,973,887	4,366,416	9,045,721
Operating Expenses
Fuel	942,057	1,865,600	1,916,161	3,418,740
Operations and maintenance	2,390,085	2,329,110	4,512,277	6,923,515
Depreciation	204,174	210,901	417,581	535,091
Total operating expenses	3,536,316	4,405,611	6,846,019	10,877,346
Loss from operations	(372,177)	(1,431,724)	(2,479,603)	(1,831,625)
Other Income (Expense)
Interest income	8,884	—	—	1,209
Interest expense	(5,252)	(5,263)	(26,629)	(7,721)
Waste coal credit	257,316	—	345,005	179,474
Total other income (expense)	260,948	(5,263)	(81,624)	172,962
Loss before income taxes	(111,229)	(1,436,987)	(2,561,227)	(1,658,663)
Net loss	(111,229)	(1,436,987)	(2,561,227)	(1,658,663)
Statement of Cash Flows Data:
Cash flows provided by operating activities	52,029	85,610	57,825	49,855
Cash flows used in investing activities	—	—	(823)	—
Cash flows used in financing activities	(37,913)	(17,425)	(40,431)	(93,526)
Balance Sheet Data (at end of period):
Total assets	8,582,101	9,031,702	8,871,424	10,623,586
Total liabilities	4,099,453	3,313,585	4,277,547	3,468,482
Total members’ equity	4,482,648	5,718,117	4,593,877	7,155,104

RISK FACTORS

Investing in our Class A common stock involves risks. You should carefully consider the information in this prospectus, including the matters addressed under “Cautionary Note Regarding Forward-Looking Statements” and the following risks before making an investment decision. Our business, financial condition and results of operations could be materially adversely affected by any of these risks or uncertainties. The trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

We have a limited operating history, with operating losses as we have grown.

We have undergone a transformation of our business in recent years and began Bitcoin mining in May 2018. We have experienced recurring losses from operations in prior years. Our Bitcoin mining business is in its early stages, and Bitcoin and energy pricing and Bitcoin mining economics are volatile and subject to uncertainty. Our current strategy will continue to expose us to the numerous risks and volatility associated with the Bitcoin mining and power generation sectors, including fluctuating Bitcoin to U.S. Dollar prices, the costs of Bitcoin miners, the number of market participants mining Bitcoin, the availability of other power generation facilities to expand operations and regulatory changes.

We have a hybrid business model which is highly dependent on the price of Bitcoin. A decline in the price of Bitcoin could result in significant losses.

We have a hybrid business model. We are an independent power generation company that maintains the flexibility to both sell power to PJM, a regional transmission organization that coordinates the movement of wholesale electricity in all or part of 13 states and the District of Columbia, at higher prices and draw on PJM at lower prices. During 2018 and 2019, we began providing Bitcoin mining services to third parties and also began operating our own Bitcoin mining equipment to generate Bitcoin, which we then exchange for U.S. Dollars. If the dollar value of Bitcoin decreases, we could incur future losses and these losses could be significant as we incur costs and expenses associated with recent investments and potential future acquisitions, as well as legal and administrative related expenses. We are closely monitoring our cash balances, cash needs and expense levels, but significant expense increases may not be offset by a corresponding increase in revenue or a significant decline in Bitcoin prices could significantly impact our financial performance. Our mining operations are costly and our expenses may increase in the future.  This expense increase may not be offset by a corresponding increase in revenue.  Our expenses may be greater than we anticipate, and our investments to make our business more efficient may not succeed and may outpace monetization efforts.  Increases in our costs without a corresponding increase in our revenue would increase our losses and could seriously harm our business and financial performance.

If we fail to effectively manage our growth, our business, financial condition and results of operations would be harmed.

We are a development stage company with a small management team and are subject to the strains of ongoing development and growth, which will place significant demands on our management and our operational and financial infrastructure. Although we may not grow as we expect, if we fail to manage our growth effectively or to develop and expand our managerial, operational and financial resources and systems, our business and financial results would be materially harmed.

We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector and we may lose out on those opportunities.  Such circumstances could have a material adverse effect on our business, prospects or operations.

We have an evolving business model which is subject to various uncertainties.

We operate a coal refuse power generation facility and crypto asset mining operation in Pennsylvania and are seeking to acquire additional power generation facilities in and around Pennsylvania. As crypto assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve.  Future regulations may require us to change our business in order to comply fully with federal and state laws regulating power generation, crypto asset (including Bitcoin) mining, or provision of Bitcoin and crypto asset mining services to third parties.  In order to stay current with the industry, our business model may need to evolve as well.  From time to time, we may modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business.

We may be unable to raise additional capital needed to grow our business.

We may operate at a loss as we continue to establish our business model, or if Bitcoin prices decline. In addition, we expect to need to raise additional capital to expand our operations, pursue our growth strategies and to respond to competitive pressures or unanticipated working capital requirements.  We may not be able to obtain additional debt or equity financing on favorable terms, if at all, which could impair our growth and adversely affect our existing operations.  If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per share value of our Class A common stock could decline. Furthermore, if we engage in additional debt financing, the holders of debt likely would have priority over the holders of our Class A common stock on order of payment preference. We may be required to accept terms that restrict our ability to incur additional indebtedness, take other actions including terms that require us to maintain specified liquidity or other ratios that could otherwise not be in the interests of our stockholders.

Our loss of any of our management team or workforce, our inability to execute an effective succession plan, or our inability to attract and retain qualified personnel, could adversely affect our business.

Our success and future growth will depend to a significant degree on the skills and services of our management team, including Gregory A. Beard, William Spence, Ricardo Larroudé and Richard J. Shaffer. The loss of key members of our management team could inhibit our growth prospects. Additionally, we will need to continue to grow our management team in order to alleviate pressure on our existing team and in order to continue to develop our business and execute on our business plans.  If our management team, including any new hires that we may make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be harmed.  Furthermore, if we fail to execute an effective contingency or succession plan with the loss of any member of management team, the loss of such management personnel may significantly disrupt our business.

  Our future success also depends in large part on our ability to attract, retain and motivate key management and operating personnel.  Following this offering, and if and once we close on the Panther Creek Acquisition, we are expecting to enter into an Operation, Maintenance and Ancillary Services Agreement (the “O&M Agreement”) whereby an affiliate of Olympus would be responsible for employing certain personnel who operate the Panther Creek Plant and Scrubgrass Plant. If the O&M Agreement is terminated for any reason, we would be required to hire the personnel who operate these plants or find replacement personnel, and we may have difficulty finding replacement personnel to operate these plants if that becomes necessary.

Further, as we continue to develop and expand our operations, we may require personnel with different skills and experiences, and who have a sound understanding of our business and the Bitcoin industry.  The market for highly qualified personnel in this industry is very competitive and we may be unable to attract such personnel. If we are unable to attract such personnel, our business could be harmed. William Spence, Co-Chairman of our Board of Directors, is a pancreatic cancer survivor and is currently in remission. Mr. Spence is continuing to fulfill his responsibilities as the Co-Chairman with no interruption. At this time, no organizational changes related to Mr. Spence’s health are planned or anticipated.

Our management team has limited experience managing a public company.

Members of our management team have limited experience serving as executive officers or directors of a public company and interacting with public company investors, and may not have experience complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our immediate transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws as well as the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business and financial performance.

We may be unable to successfully enter into definitive purchase agreements for or close on the additional plants or miners described herein, or any other potential acquisition, on the terms described or at all.

There is no assurance that we will enter into a definitive purchase agreement for the additional plants or miners described herein, or any other potential acquisition. We could determine through a market analysis, a review of historical and projected financial statements of the company or other due diligence that the target assets do not meet our investment standards. We also may be unable to come to an agreement. Additionally, there is no assurance that we will successfully close an acquisition once a purchase agreement has been signed, or that we will realize the expected benefits from any potential acquisition.

We have entered into a definitive agreement with Olympus for the purchase of the Panther Creek Plant, a coal refuse plant with 80 MW of net electricity generation capacity located near Nesquehoning, and a non-binding letter of intent with Olympus for the purchase of the Third Plant, a coal refuse plant with 112 MW of net electricity generation capacity located in Pennsylvania. The closing of the Panther Creek Acquisition is subject to customary closing conditions and regulatory approvals. There can be no assurances that we will complete the Panther Creek Acquisition. In addition, the acquisition of the Third Plant is subject to due diligence and negotiation of a definitive agreement, and there is no assurance we will enter into a definitive agreement with Olympus relating to such acquisition. Furthermore, should we enter into a definitive agreement with Olympus for the acquisition of the Third Plant, we anticipate that the consummation of any potential transaction will be subject to a number of conditions, and there can be no assurances that such conditions will be satisfied or waived or that the transaction will be completed in a timely manner or at all. While we are considering a strategic acquisition of additional power assets, we have not identified, and there are no assurances that we will be able to identify or acquire, additional power assets.

We are dependent on third-party brokers and direct suppliers to source some of our miners, and failure to properly manage these relationships, or the failure of these brokers or suppliers to perform as expected, could have a material adverse effect on our business, prospects or operations.

We currently rely on third-party brokers and direct suppliers to source some of our miners. We have no assurance that business interruptions will not occur as a result of the failure by these brokers or suppliers to perform as expected, including the failure to locate acceptable or sufficient miners for our purchase. Many of the competitors in our industry have also been purchasing mining equipment at scale, which has caused a world-wide shortage of mining equipment and extended the corresponding delivery schedules for new miner purchases. We cannot ensure that our brokers or suppliers will continue to perform services to our satisfaction or on commercially reasonable terms. The recent increased demand for miners has also limited the supply of miners that brokers may source for us. Our brokers or suppliers may also decline our orders to fulfill those of our competitors, putting us at competitive harm. There are no assurances that any miner manufacturers will be able to keep pace with the surge in demand for mining equipment.  Further, resource constraints or regulatory actions could also impact our ability to obtain and receive miners. For example, China has been experiencing power shortages, and certain of our miner suppliers have been impacted by related intermittent power outages. Additionally, certain companies, including Bitmain, may move their production of miners out of China and into other countries following the September 2021 blanket ban on crypto mining and transactions by Chinese regulators. Such power outages and production relocations could result in cancellations or delays and may negatively impact our ability to receive mining equipment on a timely basis or at all. If our brokers or suppliers are not able to provide the agreed services at the level of quality and quantity we require or become unable to handle the volume of miners we seek, we may not be able to replace such brokers or suppliers in a timely manner. Any delays, interruption or increased costs could have a material adverse effect on our business, prospects or operations.

We cannot predict the outcome of the legal proceedings with respect to our current and past business activities. An adverse determination could have a material adverse effect on our business, financial condition and results of operations.

We are involved in legal proceedings, claims and litigation arising out of our business operations, including disputes with suppliers of raw materials to our power generation facility, with truckers on whom we rely for the delivery of coal refuse and other raw materials, labor and employment disputes, and other commercial disputes. We cannot predict the ultimate outcome of these matters, nor can we reasonably estimate the costs or liabilities that could potentially result from a negative outcome in each case.

COVID-19 or any pandemic, epidemic or outbreak of an infectious disease in the United States or elsewhere may adversely affect our business.

The COVID-19 virus has had unpredictable and unprecedented impacts in the United States and around the world. The World Health Organization has declared the outbreak of COVID-19 as a “pandemic,” or a worldwide spread of a new disease. Many countries around the world have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus. In the United States, federal, state and local governments have enacted restrictions on travel, gatherings, and workplaces, with exceptions made for essential workers and businesses. We are still assessing the effect on our business from COVID-19 and any actions implemented by the federal, state and local governments. We may experience disruptions to our business operations resulting from quarantines, self-isolations, or other movement and restrictions on the ability of our employees to perform their jobs. If we are unable to effectively service our miners, our ability to mine Bitcoin will be adversely affected as miners go offline, which would have an adverse effect on our business and the results of our operations.

China has limited the shipment of certain products in and out of its borders, which could negatively impact our ability to receive mining equipment from China-based suppliers. Third-party manufacturers, suppliers, sub-contractors and customers have been and may continue to be disrupted by worker absenteeism, quarantines, restrictions on employees’ ability to work, office and factory closures, disruptions to ports and other shipping infrastructure, border closures, or other travel or health-related restrictions. Depending on the magnitude of such effects on our supply chain, shipments of parts for our existing miners, as well as any new miners we purchase, may be delayed. As our miners require repair or become obsolete and require replacement, our ability to obtain adequate replacements or repair parts from their manufacturer may therefore be hampered. Supply chain disruptions could therefore negatively impact our operations. If not resolved quickly, the impact of the COVID-19 global pandemic could have a material adverse effect on our business.

Regulatory Related Risks

If we were deemed to be an investment company under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Under Sections 3(a)(1)(A) and (C) of the Investment Company Act, a company generally will be deemed to be an “investment company” for purposes of the Investment Company Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the Investment Company Act.

As the sole managing member of Stronghold LLC, we will control and operate Stronghold LLC. On that basis, we believe that our interest in Stronghold LLC is not an “investment security” as that term is used in the Investment Company Act. However, if we were to cease participation in the management of Stronghold LLC, our interest in Stronghold LLC could be deemed an “investment security” for purposes of the Investment Company Act. We and Stronghold LLC intend to conduct our operations so that we will not be deemed an investment company.

Additionally, we believe that we are not engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in those activities. As a result of our investments and our crypto asset mining activities, it is possible that the investment securities we hold in the future could exceed 40% of our total assets, exclusive of cash items and, accordingly, we could determine that we have become an inadvertent investment company.  To date the U.S. Securities and Exchange Commission (the “SEC”) staff have treated Bitcoin as a commodity, but it is possible that the SEC may deem Bitcoins and other crypto assets an investment security in the future, although we do not believe any of the Bitcoin we own, acquire or mine are securities.  An inadvertent investment company can avoid being classified as an investment company if it can rely on one of the exclusions under the Investment Company Act.  One such exclusion, Rule 3a-2 under the Investment Company Act, allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis.  As of December 31, 2020, we do not believe we are an inadvertent investment company. If we do become an inadvertent investment company in the future, we may take actions to cause the investment securities held by us to be less than 40% of our total assets, which may include acquiring assets with our cash and Bitcoin on hand or liquidating our investment securities or Bitcoin or seeking a no-action letter from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner.  Liquidating our investment securities or Bitcoin could result in losses.

As the Rule 3a-2 exception is available to a company no more than once every three years, and assuming no other exclusion were available to us, we would have to keep within the 40% limit for at least three years after we cease being an inadvertent investment company. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.

Classification as an investment company under the Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of our operations, and we would be very constrained in the kind of business we could do as a registered investment company. Further, we would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act regime. The cost of such compliance would result in the Company incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact to conduct our operations. Furthermore, our classification as an investment company could adversely affect our ability to engage in future combinations, acquisitions or other transactions on a tax-free basis.

We are subject to a highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, prospects or operations.

Our business is subject to extensive laws, rules, regulations, policies and legal and regulatory guidance, including those governing securities, commodities, crypto asset custody, exchange and transfer, data governance, data protection, cybersecurity and tax. Many of these legal and regulatory regimes were adopted prior to the advent of the Internet, mobile technologies, crypto assets and related technologies. As a result, they do not contemplate or address unique issues associated with the cryptoeconomy, are subject to significant uncertainty, and vary widely across U.S. federal, state and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the cryptoeconomy requires us to exercise our judgement as to whether certain laws, rules and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules and regulations, we could be subject to significant fines and other regulatory consequences, which could adversely affect our business, prospects or operations. As Bitcoin has grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the Commodity Futures Trading Commission, the SEC, the Financial Crimes Enforcement Network  (“FinCEN”) and the Federal Bureau of Investigation) have begun to examine the operations of the Bitcoin network, Bitcoin users and the Bitcoin exchange market. Regulatory developments and/or our business activities may require us to comply with certain regulatory regimes. For example, to the extent that our activities cause us to be deemed a money service business under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement certain anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

Ongoing and future regulatory actions may impact our ability to continue to operate, and such actions could affect our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations.

Blockchain technology may expose us to specially designated nationals or blocked persons or cause us to violate provisions of law.

We are subject to the rules enforced by The Office of Financial Assets Control of the US Department of Treasury (“OFAC”), including regarding sanctions and requirements not to conduct business with persons named on its specially designated nationals list. However, because of the pseudonymous nature of blockchain transactions, we may inadvertently and without our knowledge engage in transactions with persons named on OFAC’s specially designated nationals list.

The cryptoeconomy is novel and has little to no access to policymakers or lobbying organizations, which may harm our ability to effectively react to proposed legislation and regulation of crypto assets or crypto asset platforms adverse to our business.

As crypto assets have grown in both popularity and market size, various U.S. federal, state, and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of crypto networks, users and platforms, with a focus on how crypto assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold crypto assets for users. Many of these entities have called for heightened regulatory oversight, and have issued consumer advisories describing the risks posed by crypto assets to users and investors. For instance, in July 2019, then-U.S. Treasury Secretary Steven Mnuchin stated that he had “very serious concerns” about crypto assets. In recent months, members of Congress have made inquiries into the regulation of crypto assets, and Gary Gensler, Chair of the SEC, has made public statements regarding increased regulatory oversight of crypto assets. Outside the United States, several jurisdictions have banned so-called initial coin offerings, such as China and South Korea, while Canada, Singapore, Hong Kong, have opined that token offerings may constitute securities offerings subject to local securities regulations. In July 2019, the United Kingdom’s Financial Conduct Authority proposed rules to address harm to retail customers arising from the sale of derivatives and exchange-traded notes that reference certain types of crypto assets, contending that they are “ill-suited” to retail investors due to extreme volatility, valuation challenges and association with financial crimes. In May 2021, the Chinese government called for a crackdown on Bitcoin mining and trading, and in September 2021, Chinese regulators instituted a blanket ban on all crypto mining and transactions, including overseas crypto exchange services taking place in China, effectively making all crypto-related activities illegal in China.

The cryptoeconomy is novel and has little to no access to policymakers and lobbying organizations in many jurisdictions. Competitors from other, more established industries, including traditional financial services, may have greater access to lobbyists or governmental officials, and regulators that are concerned about the potential for crypto assets for illicit usage may effect statutory and regulatory changes with minimal or discounted inputs from the cryptoeconomy. As a result, new laws and regulations may be proposed and adopted in the United States and internationally, or existing laws and regulations may be interpreted in new ways, that harm the cryptoeconomy or crypto asset platforms, which could adversely impact our business.

Bitcoin’s status as a “security,” a “commodity” or a “financial instrument” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a crypto asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

The SEC and its staff have taken the position that certain crypto assets fall within the definition of a “security” under the U.S. federal securities laws. To date, the SEC staff have treated Bitcoin as a commodity. The legal test for determining whether any given crypto asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular crypto asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ether are securities (in their current form). Bitcoin and Ether are the only crypto assets as to which senior officials at the SEC have publicly expressed such a view. Moreover, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other crypto asset. With respect to all other crypto assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular crypto asset could be deemed a “security” under applicable laws. Similarly, though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given crypto asset is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.

Several foreign jurisdictions have taken a broad-based approach to classifying crypto assets as “securities,” while other foreign jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain crypto assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of crypto assets as “securities.” If Bitcoin or any other supported crypto asset is deemed to be a security under any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such supported crypto asset. For instance, all transactions in such supported crypto asset would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Moreover, the networks on which such supported crypto assets are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the crypto asset. Also, it may make it difficult for such supported crypto asset to be traded, cleared, and custodied as compared to other crypto assets that are not considered to be securities.

Our business is subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements.

Our business is subject to extensive U.S. federal, state and local laws. Compliance with, or changes to, the requirements under these legal and regulatory regimes may cause us to incur significant additional costs or adversely impact our ability to compete on favorable terms with competitors. Failure to comply with such requirements could result in the shutdown of a non-complying facility, the imposition of liens, fines, and/or civil or criminal liability and/or costly litigations before the agencies and/or in state of federal court.

The regulatory environment has undergone significant changes in the last several years due to state and federal policies affecting wholesale competition and the creation of incentives for the addition of large amounts of new renewable generation and, in some cases, transmission. These changes are ongoing, and we cannot predict the future design of the wholesale power markets or the ultimate effect that the changing regulatory environment will have on our business. In addition, in some of these markets, interested parties have proposed material market design changes, including the elimination of a single clearing price mechanism, as well as proposals to reinstate the vertically-integrated monopoly model of utility ownership or to require divestiture by generating companies to reduce their market share. If competitive restructuring of the electric power markets is reversed, discontinued, delayed or materially altered, our business prospects and financial results could be negatively impacted. In addition, since 2010, there have been a number of reforms to the regulation of the derivatives markets, both in the United States and internationally. These regulations, and any further changes thereto, or adoption of additional regulations, including any regulations relating to position limits on futures and other derivatives or margin for derivatives, could negatively impact our ability to hedge its portfolio in an efficient, cost-effective manner by, among other things, potentially decreasing liquidity in the forward commodity and derivatives markets or limiting our ability to utilize non-cash collateral for derivatives transactions.

We are subject to environmental laws and regulations that could increase our costs of doing business and adversely impact our business, financial condition and results of operations.

Our operations are subject to stringent federal, state and local laws and regulations governing air and water quality, hazardous and solid waste disposal and other environmental matters. See “Business – Environmental Matters” for more discussion on these matters. One or more of these developments could adversely impact our operations, increase our environmental compliance costs and potentially reduce the extent of our business, any of which could have a material adverse effect on our business, results of operations and financial condition.

Our operations are subject to a number of risks arising out of the threat of climate change, which could result in increased operating and capital costs for us and reduce the extent of our business.

The threat of climate change continues to attract considerable attention in the United States and foreign countries and, as a result, our operations are subject to regulatory, political, litigation and financial risks associated with the use of fossil fuels, including coal refuse, and emission of greenhouse gases (“GHGs”). See “Business – Environmental Matters” for more discussion on the risks associated with attention to the threat of climate change and restriction of GHG emissions. New or amended legislation, executive actions, regulations or other regulatory initiatives that impose more stringent standards on us with respect to our GHG emissions could result in increased compliance costs or costs of consuming fossil fuels, including coal refuse. Additionally, political, financial and litigation risks may result in us restricting, delaying or canceling the extent of our business activities, incurring liability for infrastructure damages as a result of climatic changes, or impairing the ability to continue to operate in an economic manner. Fuel conservation measures, alternative fuel requirements and increasing consumer demand for alternative energy sources (such as wind, solar, geothermal and tidal) could also reduce demand for  coal refuse power generation facility activities. The occurrence of one or more of these developments could have a material adverse effect on our business, financial condition and results of operations.

Our cost of compliance with existing and new environmental laws could have a material adverse effect on us.

We are subject to extensive environmental regulation by governmental authorities, including the United States Environmental Protection Agency, or EPA, and state environmental agencies and/or attorneys general. We may incur significant additional costs beyond those currently contemplated to comply with these regulatory requirements. If we fail to comply with these regulatory requirements, we could be forced to reduce or discontinue operations or become subject to administrative, civil or criminal liabilities and fines. Existing environmental regulations could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions, all of which could result in significant additional costs beyond those currently contemplated to comply with existing requirements. Any of the foregoing could have a material adverse effect on us.

The EPA has recently finalized or proposed several regulatory actions establishing new requirements for control of certain emissions from sources, including electricity generation facilities. In the future, the EPA may also propose and finalize additional regulatory actions that may adversely affect our existing generation facility or our ability to cost-effectively develop new generation facilities. There is no assurance that the currently installed emissions control equipment at our generation facility will satisfy the requirements under any future EPA or state environmental regulations. Future federal and/or state regulatory actions could require us to install significant additional control equipment, resulting in potentially material costs of compliance for our generation units, including capital expenditures, higher operating and fuel costs and potential production curtailments. These costs could have a material adverse effect on us.

We may not be able to obtain or maintain all required environmental regulatory approvals. If there is a delay in obtaining any required environmental regulatory approvals, if we fail to obtain, maintain or comply with any such approval or if an approval is retroactively disallowed or adversely modified, the operation of our generation facility could be stopped, disrupted, curtailed or modified or become subject to additional costs. Any such stoppage, disruption, curtailment, modification or additional costs could have a material adverse effect on us.

In addition, we may be responsible for any on-site liabilities associated with the environmental condition of facilities that we have acquired, leased, developed or sold, regardless of when the liabilities arose and whether they are now known or unknown. In connection with certain acquisitions and sales of assets, we may obtain, or be required to provide, indemnification against certain environmental liabilities. Another party could, depending on the circumstances, assert an environmental claim against us or fail to meet its indemnification obligations to us.

We could be materially and adversely affected if current regulations are implemented or if new federal or state legislation or regulations are adopted to address global climate change, or if we are subject to lawsuits for alleged damage to persons or property resulting from greenhouse gas emissions.

There is attention and interest nationally and internationally about global climate change and how GHG emissions, such as carbon dioxide (“CO2”), contribute to global climate change. Over the last several years, the U.S.

Congress and state and federal authorities have considered and debated several proposals intended to address climate change using different approaches, including a cap on carbon emissions with emitters allowed to trade unused emission allowances (cap-and-trade), a tax on carbon or GHG emissions, incentives for the development of low-carbon technology and federal renewable portfolio standards.  A number of federal and state court cases have been filed in recent years asserting damage claims related to GHG emissions, and the results in those proceedings could establish adverse precedent that might apply to companies (including us) that produce GHG emissions. We could be materially and adversely affected if new federal and/or state legislation or regulations are adopted to address global climate change or if we are subject to lawsuits for alleged damage to persons or property resulting from GHG emissions.

The availability and cost of emission allowances could adversely impact our costs of operations.

We are required to maintain, through either allocations or purchases, sufficient emission allowances for sulfur dioxide, CO2 and nitrogen oxides (“NOx”) to support our operations in the ordinary course of operating our power generation facilities. These allowances are used to meet the obligations imposed on us by various applicable environmental laws. If our operational needs require more than our allocated allowances, we may be forced to purchase such allowances on the open market, which could be costly. If we are unable to maintain sufficient emission allowances to match our operational needs, we may have to curtail our operations so as not to exceed our available emission allowances or install costly new emission controls. As we use the emission allowances that we have purchased on the open market, costs associated with such purchases will be recognized as operating expense. If such allowances are available for purchase, but only at significantly higher prices, the purchase of such allowances could materially increase our costs of operations in the affected markets.

Our future results may be impacted by changing customer and stakeholder expectations and demands including heightened emphasis on environmental, social and governance concerns.

Our business outcomes are influenced by the expectations of our customers and stakeholders. Those expectations are based on the core fundamentals of reliability and affordability but are also increasingly focused on our ability to meet rapidly changing demands for new and varied products, services and offerings. Additionally, the risks of global climate change continues to shape our customers’ and stakeholders’ sustainability goals and energy needs. Failure to meet those expectations or to adequately address the risks and external pressures from regulators, investors and other stakeholders may impact favorable outcomes in future rate cases and our results of operations.

Crypto Asset Mining Related Risks

The open-source structure of the certain crypto asset network protocol, including Bitcoin, means that the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage that network and an investment in us.

The Bitcoin network, for example, operates based on an open-source protocol maintained by contributors, largely on the Bitcoin Core project on GitHub. As an open source project, Bitcoin is not represented by an official organization or authority. As the Bitcoin network protocol is not sold and its use does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the Bitcoin network protocol. Although the MIT Media Lab’s Digital Currency Initiative funds the current maintainer Wladimir J. van der Laan, among others, this type of financial incentive is not typical. The lack of guaranteed financial incentive for contributors to maintain or develop the Bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the Bitcoin network may reduce incentives to address the issues adequately or in a timely manner. Changes to a crypto asset network which we are mining on may adversely affect an investment in us.

The further development and acceptance of crypto asset networks and other crypto assets, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of crypto asset systems may adversely affect an investment in us.

Crypto assets built on blockchain technology were only introduced in 2008 and remain in the early stages of development. The use of crypto assets to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs crypto assets, including Bitcoin, based upon a computer-generated mathematical and/or cryptographic protocol.  The further growth and development of any crypto assets and their underlying networks and other cryptographic and algorithmic protocols governing the creation, transfer and usage of crypto assets represent a new and evolving paradigm that is subject to a variety of factors that are difficult to evaluate, including:

•	continued worldwide growth in the adoption and use of crypto assets as a medium to exchange;
•	governmental and quasi-governmental regulation of Bitcoin and its use, or restrictions on or regulation of access to and operation of the Bitcoin network or similar crypto asset systems;
•	changes in consumer demographics and public tastes and preferences;
•	the maintenance and development of the open-source software protocol of the network, including software updates and changes to network protocols that could introduce bugs or security risks;
•	the increased consolidation of contributors to the Bitcoin blockchain through mining pools;
•	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
•	the use of the networks supporting crypto assets for developing smart contracts and distributed applications;
•	general economic conditions and the regulatory environment relating to crypto assets;
•	environmental restrictions on the use of power to mine Bitcoin and a resulting decrease in global Bitcoin mining operations;
•	an increase in Bitcoin transaction costs and a resultant reduction in the use of and demand for Bitcoin; and
•	negative consumer sentiment and perception of Bitcoin specifically and crypto assets generally.

The outcome of these factors could have negative effects on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations as well as potentially negative effect on the value of any Bitcoin we mine or otherwise acquire or hold for our own account, which would harm investors in our securities.

Our reliance on a third-party mining pool service provider for our mining revenue payouts may have a negative impact on our operations such as a result of cyber-attacks against the mining pool operator and/or our limited recourse against the mining pool operator with respect to rewards paid to us.

We receive crypto asset mining rewards from our mining activity through a third-party mining pool operator. Mining pools allow miners to combine their processing power, increasing their chances of solving a block and getting paid by the network. The rewards are distributed by the pool operator, proportionally to our contribution to the pool’s overall mining power, used to generate each block. Should the pool operator’s system suffer downtime due to a cyber-attack, software malfunction or other similar issues, it will negatively impact our ability to mine and receive revenue. Furthermore, we are dependent on the accuracy of the mining pool operator’s record keeping to accurately record the total processing power provided to the pool for a given Bitcoin mining application in order to assess the proportion of that total processing power we provided.

While we have internal methods of tracking both our power provided and the total used by the pool, the mining pool operator uses its own recordkeeping to determine our proportion of a given reward. We have little means of recourse against the mining pool operator if we determine the proportion of the reward paid out to us by the mining pool operator is incorrect, other than leaving the pool. If we are unable to consistently obtain accurate proportionate rewards from our mining pool operators, we may experience reduced reward for our efforts, which would have an adverse effect on our business and operations.

Banks and financial institutions vary in the services they provide to businesses that engage in Bitcoin-related activities or that accept Bitcoin as payment.

Although a number of significant U.S. banks and investment institutions, such as Goldman Sachs, Citi Group, J. P. Morgan and BlackRock, allow customers to carry and invest in Bitcoin and other crypto assets, the acceptance and use by banks of crypto assets, including Bitcoin, varies. Additionally, a number of companies and individuals or businesses associated with crypto assets may have had and may continue to have their existing banking services discontinued with financial institutions in response to government action, particularly in China, where regulatory response to crypto assets has been to exclude their use for ordinary consumer transactions. In May 2021, the Chinese government called for a crackdown on Bitcoin mining and trading.  In September 2021, Chinese regulators instituted a blanket ban on all crypto mining and transactions, including banking services and overseas crypto exchange services taking place in China, effectively making all crypto-related activities illegal in China. However, in 2020, the Office of the Comptroller of the Currency of the U.S. Treasury Department announced that national banks and federal savings associations may provide crypto asset custody services for customers. While we expect Bitcoin to continue to gain greater acceptance by banks and investment institutions, we cannot accurately predict the level and scope of services that these institutions will offer to businesses engaging in Bitcoin or other crypto asset related activities.

The usefulness of Bitcoin, the only crypto asset we currently mine, as a payment system and the public perception of Bitcoin could be damaged if banks or financial institutions were to close the accounts of businesses engaging in Bitcoin and/or other crypto asset-related activities.  This could occur as a result of compliance risk, cost, government regulation or public pressure.  The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market, and the Depository Trust Company, which, if any of such entities adopts or implements similar policies, rules or regulations, could negatively affect our relationships with financial institutions and impede our ability to convert Bitcoin to fiat currencies.  Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and harm investors.

We may face risks of Internet disruptions, which could have an adverse effect on the price of Bitcoin.

A disruption of the Internet may affect the use of Bitcoin and other crypto assets and subsequently the value of our Class A common stock.  Generally, Bitcoin and our business of mining Bitcoin is dependent upon the Internet. A significant disruption in Internet connectivity could disrupt a currency’s network operations until the disruption is resolved and have an adverse effect on the price of Bitcoin and our ability to mine Bitcoin.

The impact of geopolitical and economic events on the supply and demand for crypto assets, including Bitcoin, is uncertain.

Geopolitical crises may motivate large-scale purchases of Bitcoin and other crypto assets, which could increase the price of Bitcoin and other crypto assets rapidly.  This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory following such downward adjustment.  Such risks are similar to the risks of purchasing commodities in general uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in Bitcoin as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

As an alternative to fiat currencies that are backed by central governments, Bitcoin, which is relatively new, is subject to supply and demand forces.  How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and investors in our Class A common stock.  Political or economic crises may motivate large-scale acquisitions or sales of Bitcoin either globally or locally.  Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin we mine or otherwise acquire or hold for our own account.

Governmental actions may have a materially adverse effect on the crypto asset mining industry as a whole, which would have an adverse effect on our business and results of operations.

China has historically been the world’s largest producer of Bitcoin and has housed the large majority of the world’s crypto asset mining power (some observers estimate that China produced as high as 80% of the world’s crypto asset mining power at certain points in time). In May 2021, the Chinese government called for a crackdown on Bitcoin mining and trading.  In September 2021, Chinese regulators instituted a blanket ban on all crypto mining and transactions, including overseas crypto exchange services taking place in China, effectively making all crypto-related activities illegal in China. We cannot quantify the effects of this regulatory action on our industry as a whole. If further regulation follows, it is possible that our industry may not be able to cope with the sudden and extreme loss of mining power.

Additionally, in May 2021, a bill was presented to the New York Senate’s Environmental Conservation Committee that would have established a three-year moratorium on the operation of cryptocurrency mining centers pending an environmental impact study on the greenhouse gas emissions caused by the Bitcoin mining industry in the State of New York but that bill failed to pass the state assembly in June 2021. Because we are unable to influence or predict future regulatory actions taken by governments in China, the United States, or elsewhere, we may have little opportunity or ability to respond to rapidly evolving regulatory positions which may have a materially adverse effect on our industry and, therefore, our business and results of operations.  If further extreme regulatory action is taken by various governmental entities, our business may suffer and investors in our securities may lose part or all of their investment.

We may not be able to compete with other companies, some of whom have greater resources and experience.

We may not be able to compete successfully against present or future competitors.  We do not have the resources to compete with larger providers of similar services at this time.  The crypto asset industry has attracted various high-profile and well-established operators, some of which have substantially greater liquidity and financial resources than we do. Additionally, the number of Bitcoin and other cryptocurrency mining companies has increased in recent years.  With the limited resources we have available, we may experience great difficulties in expanding and improving our network of computers to remain competitive. Competition from existing and future competitors, particularly those that have access to competitively priced energy, could result in our inability to secure acquisitions and partnerships that we may need to expand our business in the future.  This competition from other entities with greater resources, experience and reputations may result in our failure to maintain or expand our business, as we may never be able to successfully execute our business plan. If we are unable to expand and remain competitive, our business could be negatively affected which would have an adverse effect on the trading price of our Class A common stock, which would harm investors in our Company.

The properties included in our mining network may experience damages, including damages that are not covered by insurance.

Our current mining operation in Venango County in Western Pennsylvania is, and any future mining operations we establish will be, subject to a variety of risks relating to physical condition and operation, including:

•	the presence of construction or repair defects or other structural or building damage;
•	any noncompliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements;
•	any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms; and
•	claims by employees and others for injuries sustained at our properties.

For example, our mining operations could be rendered inoperable, temporarily or permanently, as a result of a fire or other natural disaster or by a terrorist or other attack on the facilities where are miners are located.  The security and other measures we take to protect against these risks may not be sufficient. Our property insurance covers both plant and mining equipment, and includes business interruption for both power plant and mining operations, subject to certain deductibles.  Therefore, our insurance may not be adequate to cover the losses we suffer as a result of any of these events.  In the event of an uninsured loss, including a loss in excess of insured limits, at any of the mines in our network, such mines may not be adequately repaired in a timely manner or at all and we may lose some or all of the future revenues anticipated to be derived from such mines.  The potential impact on our business is currently magnified because we are only operating from a single location.

Acceptance and/or widespread use of Bitcoin and other crypto assets is uncertain.

Currently, there is a relatively limited use of any crypto assets, with Bitcoin being the most utilized, in the retail and commercial marketplace, thus contributing to price volatility that could adversely affect an investment in our Class A common stock.  Banks and other established financial institutions may refuse to process funds for Bitcoin transactions, process wire transfers to or from Bitcoin exchanges, Bitcoin-related companies or service providers, or maintain accounts for persons or entities transacting in Bitcoin.  Conversely, a significant portion of Bitcoin demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset.  Price volatility undermines Bitcoin’s role as a medium of exchange, as retailers are much less likely to accept it as a form of payment.  Market capitalization for Bitcoin as a medium of exchange and payment method may always be low.

The relative lack of acceptance of Bitcoin in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use them to pay for goods and services.  Such lack of acceptance or decline in acceptances could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of Bitcoin we mine or otherwise acquire or hold for our own account.

The characteristics of crypto assets have been, and may in the future continue to be, exploited to facilitate illegal activity such as fraud, money laundering, tax evasion and ransomware scams; if any of our customers do so or are alleged to have done so, it could adversely affect us.

Digital currencies and the digital currency industry are relatively new and, in many cases, lightly regulated or largely unregulated. Some types of digital currency have characteristics, such as the speed with which digital currency transactions can be conducted, the ability to conduct transactions without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, the irreversible nature of certain digital currency transactions and encryption technology that anonymizes these transactions, that make digital currency particularly susceptible to use in illegal activity such as fraud, money laundering, tax evasion and ransomware scams. Two prominent examples of marketplaces that accepted digital currency payments for illegal activities include Silk Road, an online marketplace on the dark web that, among other things, facilitated the sale of illegal drugs and forged legal documents using digital currencies and AlphaBay, another darknet market that utilized digital currencies to hide the locations of its servers and identities of its users. Both of these marketplaces were investigated and closed by U.S. law enforcement authorities. U.S. regulators, including the SEC, Commodity Futures Trading Commission, and Federal Trade Commission, as well as non-U.S. regulators, have taken legal action against persons alleged to be engaged in Ponzi schemes and other fraudulent schemes involving digital currencies. In addition, the Federal Bureau of Investigation has noted the increasing use of digital currency in various ransomware scams.

While we believe that our risk management and compliance framework, which includes thorough reviews we conduct as part of our due diligence process, is reasonably designed to detect any such illicit activities conducted by our potential or existing customers, we cannot ensure that we will be able to detect any such illegal activity in all instances. Because the speed, irreversibility and anonymity of certain digital currency transactions make them more difficult to track, fraudulent transactions may be more likely to occur. We or our potential banking counterparties may be specifically targeted by individuals seeking to conduct fraudulent transfers, and it may be difficult or impossible for us to detect and avoid such transactions in certain circumstances. If one of our customers (or in the case of digital currency exchanges, their customers) were to engage in or be accused of engaging in illegal activities using digital currency, we could be subject to various fines and sanctions, including limitations on our activities, which could also cause reputational damage and adversely affect our business, financial condition and results of operations.

The decentralized nature of crypto asset systems may lead to slow or inadequate responses to crises, which may negatively affect our business.

The decentralized nature of the governance of crypto asset systems may lead to ineffective decision making that slows development or prevents a network from overcoming emergent obstacles.  Governance of many crypto asset systems is by voluntary consensus and open competition with no clear leadership structure or authority.  To the extent lack of clarity in corporate governance of the Bitcoin system leads to ineffective decision making that slows development and growth of Bitcoin, the value of our securities may be adversely affected.

It may be illegal now, or in the future, to acquire, own, hold, sell or use Bitcoin or other crypto assets, participate in blockchains or utilize similar crypto assets in one or more countries, the ruling of which would adversely affect us.

Although currently crypto assets generally are not regulated or are lightly regulated in most countries, countries such as China and Russia have taken harsh regulatory action to curb the use of crypto assets and may continue to take regulatory action in the future that could severely restrict the right to acquire, own, hold, sell or use these crypto assets or to exchange them for fiat currency.  In September 2021, China instituted a blanket ban on all crypto transactions and mining, including services provided by overseas crypto exchanges in mainland China, effectively making all crypto-related activities illegal in China. In other nations, including Russia, it is illegal to accept payment in Bitcoin or other crypto assets for consumer transactions, and banking institutions are barred from accepting deposits of Bitcoin. Such restrictions may adversely affect us as the large-scale use of Bitcoin as a means of exchange is presently confined to certain regions globally.  Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects, or operations and potentially the value of any Bitcoin we mine or otherwise acquire or hold for our own account, ultimately harming investors.

There is a lack of liquid markets, and possible manipulation of blockchain/crypto assets.

Cryptocurrencies that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets.  Stock exchanges have listing requirements and vet issuers; requiring them to be subjected to rigorous listing standards and rules, and monitor investors transacting on such platform for fraud and other improprieties.  These conditions may not necessarily be replicated on a distributed ledger platform, depending on the platform’s controls and other policies.  The laxer a distributed ledger platform is about vetting issuers of crypto asset assets or users that transact on the platform, the higher the potential risk for fraud or the manipulation of the ledger due to a control event.  These factors may decrease liquidity or volume or may otherwise increase volatility of investment securities or other assets trading on a ledger-based system, which may adversely affect us.  Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin we mine or otherwise acquire or hold for our own account, and harm investors.

Crypto assets may have concentrated ownership and large sales or distributions by holders of such crypto assets could have an adverse effect on the market price of such crypto asset.

As of December 31, 2020, the largest 100 Bitcoin wallets held approximately 14% of the Bitcoins in circulation. Moreover, it is possible that other persons or entities control multiple wallets that collectively hold a significant number of Bitcoins, even if they individually only hold a small amount, and it is possible that some of these wallets are controlled by the same person or entity. Similar or more concentrated levels of concentrated ownership may exist for other crypto assets as well. As a result of this concentration of ownership, large sales or distributions by such holders could have an adverse effect on the market price of Bitcoin and other crypto assets.

Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in Bitcoin.

We compete with other users and/or companies that are mining Bitcoin and other potential financial vehicles, including securities backed by or linked to Bitcoin through entities similar to us.  Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in Bitcoin directly, which could limit the market for our shares and reduce their liquidity.  The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to us and impact our ability to successfully pursue our strategy or operate at all, or to establish or maintain a public market for our securities.  Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin we mine or otherwise acquire or hold for our own account, and harm investors.

The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or other alternatives.

The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or an alternative to distributed ledgers altogether. Our business utilizes presently existent digital ledgers and blockchains and we could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto. This may adversely affect us and our exposure to various blockchain technologies and prevent us from realizing the anticipated profits from our investments.  Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin we mine or otherwise acquire or hold for our own account, and harm investors.

The loss or destruction of private keys required to access any crypto assets held in custody for our own account may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any crypto assets, it could cause regulatory scrutiny, reputational harm, and other losses.

Crypto assets are generally controllable only by the possessor of the unique private key relating to the digital wallet in which the crypto assets are held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the crypto assets held in such a wallet. To the extent that any of the private keys relating to our hot wallet or cold storage containing crypto assets held for our own account or for our customers is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the crypto assets held in the related wallet. Further, we cannot provide assurance that our wallet will not be hacked or compromised. Digital assets and blockchain technologies have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. Any loss of private keys relating to, or hack or other compromise of, digital wallets used to store our customers’ crypto assets could adversely affect our ability to access or sell our crypto assets, and subject us to significant financial losses. As such, any loss of private keys due to a hack, employee or service provider misconduct or error, or other compromise by third parties could hurt our brand and reputation, result in significant losses, and adversely impact our business. The total value of crypto assets in our possession and control is significantly greater than the total value of insurance coverage that would compensate us in the event of theft or other loss of funds.

Cryptocurrencies including Bitcoin face significant scaling obstacles that can lead to high fees or slow transaction settlement times.

Cryptocurrencies face significant scaling obstacles that can lead to high fees or slow transaction settlement times, and attempts to increase the volume of transactions may not be effective. Scaling crypto assets is essential to the widespread acceptance of crypto assets as a means of payment, which widespread acceptance is necessary to the continued growth and development of our business.  Many crypto asset networks, including the Bitcoin network, face significant scaling challenges.  For example, crypto assets are limited with respect to how many transactions can occur per second.  Participants in the crypto asset ecosystem debate potential approaches to increasing the average number of transactions per second that the network can handle and have implemented mechanisms or are researching ways to increase scale, such as increasing the allowable sizes of blocks, and therefore the number of transactions per block, and sharding (a horizontal partition of data in a database or search engine), which would not require every single transaction to be included in every single miner’s or validator’s block.  However, there is no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of crypto assets and, specifically, Bitcoin transactions will be effective, or how long they will take to become effective, which could adversely affect an investment in our securities.

The price of Bitcoin may be affected by the sale of Bitcoin by other vehicles investing in Bitcoin or tracking Bitcoin markets.

The global market for Bitcoin is characterized by supply constraints that differ from those present in the markets for commodities or other assets such as gold and silver.  The mathematical protocols under which Bitcoin is mined permit the creation of a limited, predetermined amount of currency, while others have no limit established on total supply.  To the extent that other vehicles investing in Bitcoin or tracking Bitcoin markets form and come to represent a significant proportion of the demand for Bitcoin, large redemptions of the securities of those vehicles and the subsequent sale of Bitcoin by such vehicles could negatively affect Bitcoin prices and therefore affect the value of the Bitcoin inventory we hold.  Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin we mine or otherwise acquire or hold for our own account.

The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (“FASB”), the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subject to heightened scrutiny by regulators and the public. Further, there has been limited precedents for the financial accounting of crypto assets and related valuation and revenue recognition, and no official guidance has been provided by the FASB or the SEC. As such, there remains significant uncertainty on how companies can account for crypto asset transactions, crypto assets, and related revenue. Uncertainties in or changes to in regulatory or financial accounting standards could result in the need to changing our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results, and financial condition.

There are risks related to technological obsolescence, the vulnerability of the global supply chain to Bitcoin hardware disruption, and difficulty in obtaining new hardware which may have a negative effect on our business.

Our mining operations can only be successful and ultimately profitable if the costs of mining Bitcoin, including hardware and electricity costs, associated with mining Bitcoin are lower than the price of a Bitcoin. As our mining facility operates, our miners experience ordinary wear and tear and general hardware breakdown, and may also face more significant malfunctions caused by a number of extraneous factors beyond our control.  The physical degradation of our miners will require us to, over time, replace those miners which are no longer functional. Additionally, as the technology evolves, we may be required to acquire newer models of miners to remain competitive in the market.  Reports have been released which indicate that players in the mining equipment business adjust the prices of miners according to Bitcoin mining revenues, so the cost of new machines is unpredictable but could be extremely high. As a result, at times, we may obtain miners and other hardware from third parties at premium prices, to the extent they are available. In order to keep pace with technological advances and competition from other mining companies, it will be necessary to purchase new miners, which will eventually need to be repaired or replaced along with other equipment from time to time to stay competitive. This upgrading process requires substantial capital investment, and we may face challenges in doing so on a timely and cost-effective basis. Also, because we expect to depreciate all new miners, our reported operating results will be negatively affected.

The global supply chain for Bitcoin miners is presently constrained due to unprecedented demand coupled with a global semiconductor (including microchip) shortage and further exasperated due to the COVID-19 pandemic, with a significant portion of available miners being acquired by companies with substantial resources. Semiconductors are utilized in various devices and products and are a crucial component of miners; supply chain constraints coupled with increasing demand has led to increased pricing and limited availability for semiconductors. Prices for both new and older models of miners have been on the rise and these supply constraints are expected to continue for the foreseeable future.  China, a major supplier of Bitcoin miners, has seen a production slowdown as a result of COVID-19. Should similar outbreaks or other disruptions to the China-based global supply chain for Bitcoin hardware occur, we may not be able to obtain adequate replacement parts for our existing miners or to obtain additional miners on a timely basis, if at all, or we may only be able to acquire miners at premium prices. Such events could have a material adverse effect on our ability to pursue our strategy, which could have a material adverse effect on our business and the value of our securities.

Moreover, we may experience unanticipated disruptions to operations or other difficulties with our supply chain due to volatility in regional markets where our miners are sourced, particularly China and Taiwan, changes in the general macroeconomic outlook, political instability, expropriation or nationalization of property, civil strife, strikes, insurrections, acts of terrorism, acts of war or natural disasters. For example, our business operations may be adversely affected by the current and future political environment in the Communist Party of China. China’s government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. In May 2021, the Chinese government called for a crackdown on Bitcoin mining and trading. In September 2021, Chinese regulators instituted a blanket ban on all crypto mining and transactions, including overseas crypto exchange services taking place in China, effectively making all crypto-related activities illegal in China. Our ability to source miners from China may be adversely affected by changes in Chinese laws and regulations, including those relating to taxation, import and export tariffs and other matters.

We may not adequately respond to price fluctuations and rapidly changing technology, which may negatively affect our business.

Competitive conditions within the Bitcoin industry require that we use sophisticated technology in the operation of our business.  The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards.  New technologies, techniques or products could emerge that might offer better performance than the software and other technologies we currently utilize, and we may have to manage transitions to these new technologies to remain competitive.  We may not be successful, generally or relative to our competitors in the Bitcoin industry, in timely implementing new technology into our systems, or doing so in a cost-effective manner.  During the course of implementing any such new technology into our operations, we may experience system interruptions and failures during such implementation.  Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of our implementing new technology into our operations. As a result, our business and operations may suffer, and there may be adverse effects on the value of our securities.

The Bitcoin reward for successfully uncovering a block will halve several times in the future and Bitcoin value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts.

Halving is a process incorporated into many proof-of-work consensus algorithms that reduces the coin reward paid to miners over time according to a pre-determined schedule. This reduction in reward spreads out the release of crypto assets over a long period of time resulting in an ever smaller number of coins being mined, reducing the risk of coin-based inflation. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For Bitcoin, the reward was initially set at 50 Bitcoin currency rewards per block and this was cut in half to 25 on November 28, 2012 at block 210,000, then again to 12.5 on July 9, 2016 at block 420,000. The most recent halving for Bitcoin happened on May 11, 2020 at block 630,000 and the reward reduced to 6.25. The next halving will likely occur in 2024. This process will reoccur until the total amount of Bitcoin currency rewards issued reaches 21 million, which is expected around 2140. While Bitcoin price has had a history of price fluctuations around the halving of its rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward.  If a corresponding and proportionate increase in the trading price of Bitcoin or a proportionate decrease in mining difficulty does not follow these anticipated halving events, the revenue we earn from our Bitcoin mining operations would see a corresponding decrease, which would have a material adverse effect on our business and operations.

Our future success will depend upon the value of Bitcoin and other crypto assets; the value of Bitcoin may be subject to pricing risk and has historically been subject to wide swings.

Our operating results will depend on the value of Bitcoin because it is the only crypto asset we currently mine.  Specifically, our revenues from our Bitcoin mining operations are based on two factors: (1) the number of Bitcoin rewards we successfully mine and (2) the value of Bitcoin. In addition, our operating results are directly impacted by changes in the value of Bitcoin, because under the value measurement model, both realized and unrealized changes will be reflected in our statement of operations (i.e., we will be marking Bitcoin to fair value each quarter).  This means that our operating results will be subject to swings based upon increases or decreases in the value of Bitcoin.  Further, our current miners are principally utilized for mining Bitcoin and do not generally mine other crypto assets, such as Ether, that are not mined utilizing the “SHA-256 algorithm.” If other crypto assets were to achieve acceptance at the expense of Bitcoin causing the value of Bitcoin to decline, or if Bitcoin were to switch its proof of work encryption algorithm from SHA-256 to another algorithm for which our miners are not specialized, or the value of Bitcoin were to decline for other reasons, particularly if such decline were significant or over an extended period of time, our operating results would be adversely affected, and there could be a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations, and harm investors.

The market price of Bitcoin, which has historically been volatile and is impacted by a variety of factors (including those discussed herein), is determined primarily using data from various exchanges, over-the-counter markets and derivative platforms.  Furthermore, such prices may be subject to factors such as those that impact commodities, more so than business activities, which could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory or other conditions.  Pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of Bitcoin, or our share price, inflating and making their market prices more volatile or creating “bubble” type risks for both Bitcoin and shares of our securities.

Demand for Bitcoin is driven, in part, by its status as the most prominent and secure crypto asset. It is possible that crypto assets other than Bitcoin could have features that make them more desirable to a material portion of the crypto asset user base, resulting in a reduction in demand for Bitcoin, which could have a negative impact on the price of Bitcoin and adversely affect an investment in us.

Bitcoin, as an asset, holds “first-to-market” advantages over other crypto assets. This first-to-market advantage is driven in large part by having the largest user base and, more importantly, the largest mining power in use to secure its blockchain and transaction verification system. Having a large mining network results in greater user confidence regarding the security and long-term stability of a crypto asset’s network and its blockchain; as a result, the advantage of more users and miners makes a crypto asset more secure, which makes it more attractive to new users and miners, resulting in a network effect that strengthens the first-to-market advantage.

Despite the marked first-mover advantage of the Bitcoin network over other crypto asset networks, it is possible that another crypto asset could become materially popular due to either a perceived or exposed shortcoming of the Bitcoin network protocol that is not immediately addressed by the Bitcoin contributor community or a perceived advantage of an altcoin that includes features not incorporated into Bitcoin. If a crypto asset obtains significant market share (either in market capitalization, mining power or use as a payment technology), this could reduce Bitcoin’s market share as well as other crypto assets we may become involved in and have a negative impact on the demand for, and price of, such crypto assets and could adversely affect an investment in us. It is possible that we  will mine alternative crypto assets in the future, but we may not have as much experience to date in comparison to our experience mining Bitcoin, which may put us at a competitive disadvantage.

We may not be able to realize the benefits of forks. Forks in a crypto asset network may occur in the future which may affect the value of Bitcoin held by us.

To the extent that a significant majority of users and miners on a crypto asset network install software that changes the crypto asset network or properties of a crypto asset, including the irreversibility of transactions and limitations on the mining of new crypto asset, the crypto asset network would be subject to new protocols and software.  However, if less than a significant majority of users and miners on the crypto asset network consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” of the network, with one prong running the pre-modified software and the other running the modified software.  The effect of such a fork would be the existence of two versions of the crypto asset running in parallel, yet lacking interchangeability and necessitating exchange-type transaction to convert currencies between the two forks. Additionally, it may be unclear following a fork which fork represents the original asset and which is the new asset.  Different metrics adopted by industry participants to determine which is the original asset include: referring to the wishes of the core developers of a crypto asset, blockchains with the greatest amount of hashing power contributed by miners or validators; or blockchains with the longest chain.  A fork in the Bitcoin network could adversely affect an investment in our securities or our ability to operate.

We may not be able to realize the economic benefit of a fork, either immediately or ever, which could adversely affect an investment in our securities.  If we hold Bitcoin at the time of a hard fork into two crypto assets, industry standards would dictate that we would be expected to hold an equivalent amount of the old and new assets following the fork.  However, we may not be able, or it may not be practical, to secure or realize the economic benefit of the new asset for various reasons.  For instance, we may determine that there is no safe or practical way to custody the new asset, that trying to do so may pose an unacceptable risk to our holdings in the old asset, or that the costs of taking possession and/or maintaining ownership of the new crypto asset exceed the benefits of owning the new crypto asset. Additionally, laws, regulation or other factors may prevent us from benefitting from the new asset even if there is a safe and practical way to custody and secure the new asset.

There is a possibility of Bitcoin mining algorithms transitioning to proof of stake validation and other mining related risks, which could make us less competitive and ultimately adversely affect our business and the value of our stock.

Proof of stake is an alternative method for validating Bitcoin transactions.  Should Bitcoin’s algorithm shift from a proof of work validation method to a proof of stake method, mining would require less energy and may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, real estate, or hosting) less competitive.  We, as a result of our efforts to optimize and improve the efficiency of our Bitcoin mining operations, may be exposed to the risk in the future of losing the benefit of our capital investments and the competitive advantage we hope to gain form this as a result, and may be negatively impacted if a switch to proof of stake validation were to occur.  Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin we mine or otherwise acquire or hold for our own account.

If a malicious actor or botnet obtains control in excess of 50% of the processing power active on any crypto asset network, including the Bitcoin network, it is possible that such actor or botnet could manipulate the blockchain in a manner that adversely affects an investment in us.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining on any crypto asset network, including the Bitcoin network, it may be able to alter the blockchain by constructing alternate blocks if it is able to solve for such blocks faster than the remainder of the miners on the blockchain can add valid blocks. In such alternate blocks, the malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new crypto assets or transactions using such control. Using alternate blocks, the malicious actor could “double-spend” its own crypto assets (i.e., spend the same crypto assets in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintains control. To the extent that such malicious actor or botnet does not yield its majority control of the processing power or the crypto asset community does not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain may not be possible. Such changes could adversely affect an investment in us.

For example, in late May and early June 2014, a mining pool known as GHash.io approached and, during a 24- to 48-hour period in early June may have exceeded, the threshold of 50% of the processing power on the Bitcoin network. To the extent that GHash.io did exceed 50% of the processing power on the network, reports indicate that such threshold was surpassed for only a short period, and there are no reports of any malicious activity or control of the blockchain performed by GHash.io. Furthermore, the processing power in the mining pool appears to have been redirected to other pools on a voluntary basis by participants in the GHash.io pool, as had been done in prior instances when a mining pool exceeded 40% of the processing power on the Bitcoin network.

The approach towards and possible crossing of the 50% threshold indicate a greater risk that a single mining pool could exert authority over the validation of crypto asset transactions. To the extent that the crypto assets ecosystems do not act to ensure greater decentralization of crypto asset mining processing power, the feasibility of a malicious actor obtaining in excess of 50% of the processing power on any crypto asset network (e.g., through control of a large mining pool or through hacking such a mining pool) will increase, which may adversely impact an investment in us.

Cryptocurrencies, including those maintained by or for us, may be exposed to cybersecurity threats and hacks.

As with any computer code generally, flaws in crypto asset codes, including Bitcoin codes, may be exposed by malicious actors. Several errors and defects have been found previously, including those that disabled some functionality for users and exposed users’ information.  Exploitations of flaws in the source code that allow malicious actors to take or create money have previously occurred.  Despite our efforts and processes to prevent breaches, our devices, as well as our miners, computer systems and those of third parties that we use in our operations, are vulnerable to cyber security risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse, and similar disruptions from unauthorized tampering with our miners and computer systems or those of third parties that we use in our operations.  Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin we mine or otherwise acquire or hold for our own account.

If the award of Bitcoin reward for solving blocks and transaction fees, is not sufficiently high, we may not have an adequate incentive to continue mining and may cease mining operations, which will likely lead to our failure to achieve profitability.

As the number of Bitcoins awarded for solving a block in a blockchain decreases, our ability to achieve profitability worsens.  Decreased use and demand for Bitcoin rewards may adversely affect our incentive to expend processing power to solve blocks.  If the award of Bitcoin rewards for solving blocks and transaction fees are not sufficiently high, we may not have an adequate incentive to continue mining and may cease our mining operations.  Miners ceasing operations would reduce the collective processing power on the network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) and make the Bitcoin network more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power active on a blockchain, potentially permitting such actor or botnet to manipulate a blockchain in a manner that adversely affects our activities.  A reduction in confidence in the confirmation process or processing power of the network could result and be irreversible.  Such events could have a material adverse effect on our ability to continue to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin we mine or otherwise acquire or hold for our own account.

Transactional fees may decrease demand for Bitcoin and prevent expansion that could adversely impact an investment in us.

As the number of Bitcoins currency rewards awarded for solving a block in a blockchain decreases, the incentive for miners to continue to contribute to the Bitcoin network may transition from a set reward to transaction fees. In order to incentivize miners to continue to contribute to the Bitcoin network, the Bitcoin network may either formally or informally transition from a set reward to transaction fees earned upon solving a block.  This transition could be accomplished by miners independently electing to record in the blocks they solve only those transactions that include payment of a transaction fee.  If transaction fees paid for Bitcoin transactions become too high, the marketplace may be reluctant to accept Bitcoin as a means of payment and existing users may be motivated to switch from Bitcoin to another crypto asset or to fiat currency. Either the requirement from miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for Bitcoin and prevent the expansion of the Bitcoin network to retail merchants and commercial businesses, resulting in a reduction in the price of Bitcoin that could adversely impact an investment in our securities. Decreased use and demand for Bitcoins that we have accumulated may adversely affect their value and may adversely impact an investment in us.

Because the number of Bitcoin awarded for solving a block in the Bitcoin network blockchain continually decreases, miners must invest in increasing processing power to maintain their yield of Bitcoins, which might make Bitcoin mining uneconomical for us.

The award of new Bitcoin for solving blocks continually declines, so that Bitcoin miners must invest in increasing processing power in order to maintain or increase their yield of Bitcoin. If the pricing of Bitcoin were to decline significantly, there can be no assurance that we would be able to recover our investment in the computer hardware and processing power required to upgrade our mining operations. There can, moreover, be no assurance that we will have the resources to upgrade our processing power in order to maintain the continuing profitability of our mining operations. Also, the developers of the Bitcoin network or other programmers could propose amendments to the network’s protocols and software that, if accepted, might require us to modify our Bitcoin operations, and increase our investment in Bitcoin, in order to maintain profitability. There can be no assurance, however, that we will be able to do so.

Bitcoin mining is capital intensive.

Remaining competitive in the Bitcoin mining industry requires significant capital expenditure on new chips and other hardware necessary to increase processing power as the Bitcoin network difficulty increases. If we are unable to fund our capital expenditures, either through our revenue stream or through other sources of capital, we may be unable to remain competitive and experience a deterioration in our result of operations and financial condition.

Our crypto assets may be subject to loss, damage, theft or restriction on access. Additionally, incorrect or fraudulent cryptocurrency transactions may be irreversible.

There is a risk that part or all of our crypto assets could be lost, stolen or destroyed. Crypto assets are stored in crypto asset sites commonly referred to as “wallets” which may be accessed to exchange a holder’s crypto assets. Access to our bitcoin assets could also be restricted by cybercrime (such as a denial of service attack) against a service at which we maintain a hosted wallet. We believe that our crypto assets will be an appealing target to hackers or malware distributors seeking to destroy, damage or steal our crypto assets. Hackers or malicious actors may attempt to steal Bitcoins, such as by attacking the Bitcoin network source code, exchange miners, third-party platforms, storage locations or software, our general computer systems or networks, or by other means. We cannot guarantee that we will prevent loss, damage or theft, whether caused intentionally, accidentally or by act of God. Access to our crypto assets could also be restricted by natural events (such as an earthquake or flood) or human actions (such as a terrorist attack). Any of these events may adversely affect the Company’s operations and, consequently, an investment in us.

Further, it is possible that, through computer or human error, theft or criminal action, our crypto assets could be transferred in incorrect amounts or to unauthorized third parties or accounts. In general, Bitcoin transactions are irrevocable, and stolen or incorrectly transferred cryptocurrencies may be irretrievable, and we may have extremely limited or no effective means of recovering such Bitcoins. As a result, any incorrectly executed or fraudulent Bitcoin transactions could adversely affect our business.

The limited rights of legal recourse against us, and our lack of insurance protection expose us and our stockholders to the risk of loss of our crypto assets for which no person is liable.

The crypto assets held by us are not insured. Therefore, a loss may be suffered with respect to our crypto assets which is not covered by insurance and for which no person is liable in damages which could adversely affect our operations and, consequently, an investment in us.

Digital assets held by us are not subject to FDIC or SIPC protections.

We do not hold our crypto assets with a banking institution or a member of the Federal Deposit Insurance Corporation (“FDIC”) or the Securities Investor Protection Corporation (“SIPC”) and, therefore, our crypto assets are not subject to the protections enjoyed by depositors with FDIC or SIPC member institutions.

Intellectual property rights claims may adversely affect the operation of some or all crypto asset networks.

Third parties may assert intellectual property claims relating to the holding and transfer of crypto assets and their source code. Regardless of the merit of any intellectual property or other legal action, any threatened action that reduces confidence in some or all crypto asset networks’ long-term viability or the ability of end-users to hold and transfer crypto assets may adversely affect an investment in us. Additionally, a meritorious intellectual property claim could prevent us and other end-users from accessing some or all crypto asset networks or holding or transferring their crypto assets. As a result, an intellectual property claim against us or other large crypto asset network participants could adversely affect an investment in us.

Power Generation Related Risks

Our financial performance, as relating to both our power sales and Bitcoin mining operations, may be impacted by price fluctuations in the wholesale power market, as well as fluctuations in coal markets and other market factors that are beyond our control.

Our revenues, cost of doing business, results of operations and operating cash flows generally may be impacted by price fluctuations in the wholesale power market and other market factors beyond our control. Market prices for power, capacity, ancillary services, natural gas, coal and oil are unpredictable and tend to fluctuate substantially. Unlike most other commodities, electric power can only be stored on a very limited basis and generally must be produced concurrently with its use. As a result, power prices are subject to significant volatility due to supply and demand imbalances, especially in the day-ahead and spot markets. Long- and short-term power prices may also fluctuate substantially due to other factors outside of our control, including:

•

changes in generation capacity in our markets, including the addition of new supplies of power as a result of the development of new plants, expansion of existing plants, the continued operation of uneconomic power plants due to state subsidies, or additional transmission capacity;

•	environmental regulations and legislation;
•	electric supply disruptions, including plant outages and transmission disruptions;
•	changes in power transmission infrastructure;
•	fuel transportation capacity or delivery constraints or inefficiencies and changes in the supply of fuel;
•	changes in law, including judicial decisions;
•	weather conditions, including extreme weather conditions and seasonal fluctuations, including the effects of climate change;
•	changes in commodity prices and the supply of commodities, including but not limited to natural gas, coal and oil;
•

changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools and practices, distributed generation, and more efficient end-use technologies;

•	development of new fuels, new technologies and new forms of competition for the production of power;
•	fuel price volatility;
•	economic and political conditions;
•	supply and demand for energy commodities;

•

availability of competitively priced alternative energy sources, which are preferred by some customers over electricity produced from coal and customer-usage of energy-efficient equipment that reduces energy demand;

•	ability to procure satisfactory levels of inventory, such as coal refuse; and
•	changes in capacity prices and capacity markets.

Such factors and the associated fluctuations in power and prices could affect wholesale power generation profitability and cost of power for crypto asset mining activities.

Maintenance, expansion and refurbishment of power generation facilities involve significant risks that could result in unplanned power outages or reduced output and could have a material adverse effect on our Bitcoin mining and power sales revenues, results of operations, cash flows and financial condition. We are subject to liability risks relating to our competitive power generation business operations.

Our current power generation facility and plants that we may acquire in the future require periodic maintenance and repair. Any unexpected failure, including failure associated with breakdowns, forced outages or any unanticipated capital expenditures could result in reduced profitability.

We cannot be certain of the level of capital expenditures that will be required due to changing environmental and safety laws (including changes in the interpretation or enforcement thereof), needed facility repairs and unexpected events (such as natural disasters or terrorist attacks). The unexpected requirement of large capital expenditures could have a material adverse effect on our liquidity and financial condition. If we significantly modify a unit, we may be required to install the best available control technology or to achieve the lowest achievable emission rates as such terms are defined under the new source review provisions of the federal Clean Air Act, as amended from time to time (“CAA”), which would likely result in substantial additional capital expenditures.

The conduct of our physical and commercial operations subjects us to many risks, including risks of potential physical injury, property damage or other financial liability, caused to or by employees, customers, contractors, vendors, contractual or financial counterparties and other third parties.

Natural or manmade events may cause our power production to fall below our expectations.

Our electricity generation depends upon our ability to maintain the working order of our coal refuse power generation facility. A natural or manmade disaster, severe weather such as snow and ice storms, or accident could impede our ability to access the coal refuse that is necessary for our plant to operate, damage our transmission line preventing us from distributing power to the PJM grid and our miners or require us to shut down our plant or related equipment and facilities. To the extent we experience a prolonged interruption at our plant or a transmission outage due to natural or manmade events, our electricity generation levels could materially decrease. We may also incur significant repair and clean-up costs associated with these events. The effect of the failure of our plant to operate as planned as described above could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to operate the power generation facility as planned, which may increase our expenses and decrease our revenues and have an adverse effect on our financial performance.

Our operation of the power generation facility, information technology systems and other assets and conduct of other activities subjects us to a variety of risks, including the breakdown or failure of equipment, accidents, security breaches, viruses or outages affecting information technology systems, labor disputes, obsolescence, delivery/transportation problems and disruptions of fuel supply and performance below expected levels. These events may impact our ability to conduct our businesses efficiently and lead to increased costs, expenses or losses. Planned and unplanned outages at our power generation facilities may require us to purchase power at then-current market prices to satisfy our commitments or, in the alternative, pay penalties and damages for failure to satisfy them.  Having to purchase power at then-market rates could also have a negative impact on the cost structure of our crypto asset mining operations.

Although we maintain customary insurance coverage for certain of these risks, no assurance can be given that such insurance coverage will be sufficient to compensate us fully in the event losses occur.

Changes in tax credits related to coal refuse power generation could have a material adverse effect on our business, financial condition, results of operations and future development efforts.

Our profitability depends, in part, on the continued availability of state renewable energy tax credits offered by the Commonwealth of Pennsylvania through programs such as the one established under The Alternative Energy Portfolio Standards Act of 2004 or the Coal Refuse Energy and Reclamation Tax Credit Program established by Act 84 of July 13, 2016. This tax credit program could be changed or eliminated as a result of state budget considerations or otherwise. Reduction or elimination of such credits could materially and adversely harm our business, financial condition, results of operations and future development efforts.

Land reclamation requirements may be burdensome and expensive.

We operate in partnership with PADEP and local environmental authorities to reclaim coal refuse piles. Reclamation may include requirements to control dispersion of potentially deleterious effluents, treat ground and surface water to drinking water standards and reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations, we must allocate financial resources that might otherwise be spent on implementing our business plan. We have established reserves for our reclamation obligations, but these reserves may not be adequate. If the costs associated with our reclamation work are higher than we anticipate, our financial position could be adversely affected.

Fluctuations in fuel costs could affect our business, financial condition and results of operations.

We rely on third party carriers for delivery of the coal refuse used at our plant. The price and supply of fuel is unpredictable and fluctuates based on events beyond our control, including among others, geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regional production patterns. Because fuel is needed to deliver coal refuse to our facility, any future increases in shipping rates could have a material adverse effect on our business, financial condition and results of operations.

Competition in power markets may have a material adverse effect on our results of operations, cash flows and the market value of our assets.

We have numerous competitors in all aspects of our business, and additional competitors may enter the industry. New parties may offer wholesale electricity bundled with other products or at prices that are below our rates.

Other companies with which we compete may have greater liquidity, greater access to credit and other financial resources, lower cost structures, more effective risk management policies and procedures, greater ability to incur losses or greater flexibility in the timing of their sale of generation capacity and ancillary services than we do. Competitors may also have better access to subsidies or other out-of-market payments that put us at a competitive disadvantage.

Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or to devote greater resources to marketing of wholesale power than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. There can be no assurance that we will be able to compete successfully against current and future competitors, and any failure to do so would have a material adverse effect on our business, financial condition, results of operations and cash flow.

Changes in technology may negatively impact the value of our power generation facility.

Research and development activities are ongoing in the industry to provide alternative and more efficient technologies to produce power. There are alternate technologies to supply electricity, most notably fuel cells, micro turbines, batteries, windmills and photovoltaic (solar) cells, the development of which has been expanded due to global climate change concerns. Research and development activities are ongoing to seek improvements in alternate technologies. It is possible that advances will reduce the cost of alternative generation to a level that is equal to or below that of certain central station production. Also, as new technologies are developed and become available, the quantity and pattern of electricity usage (the “demand”) by customers could decline, with a corresponding decline in revenues derived by generators. These alternative energy sources could result in a decline to the dispatch and capacity factors of our plants. As a result of all of these factors, the value of our generation facilities could be significantly reduced.

Our results of operations and financial condition could be materially and adversely affected if energy market participants continue to construct additional generation facilities (i.e., new-build) or expand or enhance existing generation facilities despite relatively low power prices and such additional generation capacity results in a reduction in wholesale power prices.

Given the overall attractiveness of certain of the markets in which we operate, and certain tax benefits associated with renewable energy, among other matters, energy market participants have continued to construct new generation facilities (i.e., new-build) or invest in enhancements or expansions of existing generation facilities despite relatively low wholesale power prices. If this market dynamic continues, and/or if our crypto asset mining competitors begin to build or acquire their own power plants to fuel their crypto asset mining operations, our results of operations and financial condition could be materially and adversely affected if such additional generation capacity results in a cheaper supply of electricity to our crypto asset mining competitors.

We sell capacity, energy, and ancillary services to the wholesale power grid managed by PJM. Our business may be affected by state interference in the competitive wholesale marketplace.

We sell capacity, energy, and ancillary services to the wholesale power grid managed by PJM. The competitive wholesale marketplace may be impacted by out-of-market subsidies provided by states or state entities, including bailouts of uneconomic nuclear plants, imports of power from Canada, renewable mandates or subsidies, mandates to sell power below its cost of acquisition and associated costs, as well as out-of-market payments to new or existing generators. These out-of-market subsidies to existing or new generation undermine the competitive wholesale marketplace, which can lead to premature retirement of existing facilities, including those owned by us. If these measures continue, capacity and energy prices may be suppressed, and we may not be successful in our efforts to insulate the competitive market from this interference. Our wholesale power revenue may be materially impacted by rules or regulations that allow regulated utilities to participate in competitive wholesale markets or to own and operate rate-regulated facilities that provide capacity, energy and ancillary services that could be provided by competitive market participants.

Because our coal refuse power generation facility is a member of PJM, a regional transmission organization, we may be required to supply power to the grid at a time that is not optimal to our operations.

As a member of PJM, we are subject to the operations of PJM, and our coal refuse power generation facility is under dispatch control of PJM. PJM balances its participants’ power requirements with the power resources available to supply those requirements.  Based on this evaluation of supply and demand, PJM schedules and dispatches available generating facilities throughout its region in a manner intended to meet the demand for energy in the most reliable and cost-effective manner. Thus we may be required to supply power to PJM, diverting capacity away from our mining operations, at a time that is not economical for our business strategy. To the extent we are required to supply power to PJM for a sustained period of time, we could experience unplanned and extended outages of our mining operations, which could have a material adverse effect on our business, financial condition and results of operations.

We are required to obtain, and to comply with, government permits and approvals.

We are required to obtain, and to comply with, numerous permits and licenses from federal, state and local governmental agencies. The process of obtaining and renewing necessary permits and licenses can be lengthy and complex and can sometimes result in the establishment of conditions that make the project or activity for which the permit or license was sought unprofitable or otherwise unattractive. In addition, such permits or licenses may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with the conditions of permits or licenses, or failure to comply with applicable laws or regulations, may result in the delay or temporary suspension of our operations and electricity sales or the curtailment of our delivery of electricity to our customers and may subject us to penalties and other sanctions. Although various regulators routinely renew existing permits and licenses, renewal of our existing permits or licenses could be denied or jeopardized by various factors, including (i) failure to provide adequate financial assurance for closure, (ii) failure to comply with environmental, health and safety laws and regulations or permit conditions, (iii) local community, political or other opposition and (iv) executive, legislative or regulatory action.

Our inability to procure and comply with the permits and licenses required for our operations, or the cost to us of such procurement or compliance, could have a material adverse effect on us. In addition, new environmental legislation or regulations, if enacted, or changed interpretations of existing laws, may cause activities at our facilities to need to be changed to avoid violating applicable laws and regulations or elicit claims that historical activities at our facilities violated applicable laws and regulations. In addition to the possible imposition of fines in the case of any such violations, we may be required to undertake significant capital investments and obtain additional operating permits or licenses, which could have a material adverse effect on us.

Operation of power generation facilities involves significant risks and hazards customary to the power industry that could have a material adverse effect on our revenues and results of operations, and we may not have adequate insurance to cover these risks and hazards. Our employees, contractors, customers and the general public may be exposed to a risk of injury due to the nature of our operations.

Power generation involves hazardous activities, including acquiring, transporting and unloading fuel, operating large pieces of equipment and delivering electricity to transmission and distribution systems, including the transmission lines that run from our power generation facility to our Bitcoin mining operations. In addition to natural risks such as earthquake, flood, lightning, hurricane and wind, other human-made hazards, such as nuclear accidents, dam failure, gas or other explosions, mine area collapses, fire, structural collapse, machinery failure and other dangerous incidents are inherent risks in our operations. These and other hazards can cause significant personal injury or loss of life, severe damage to and destruction of property, plant, equipment, and transmission lines, contamination of, or damage to, the environment and suspension of operations. Further, our employees and contractors work in, and customers and the general public may be exposed to, potentially dangerous environments at or near our operations. As a result, employees, contractors, customers and the general public are at risk for serious injury, including loss of life.

The occurrence of any one of these events may result in us being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties. We maintain an amount of insurance protection that we consider adequate, but we cannot provide any assurance that our insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which we may be subject and, even if we do have insurance coverage for a particular circumstance, we may be subject to a large deductible and maximum cap. A successful claim for which we are not fully insured could hurt our financial results and materially harm our financial condition. Further, due to rising insurance costs and changes in the insurance markets, we cannot provide any assurance that our insurance coverage will continue to be available at all or at rates or on terms similar to those presently available. Any losses not covered by insurance could have a material adverse effect on our financial condition, results of operations or cash flows.

Adverse economic conditions could adversely affect our wholesale power business, financial condition, results of operations and cash flows.

Adverse economic conditions and declines in wholesale energy prices, partially resulting from adverse economic conditions, may impact the results of our operations. The breadth and depth of negative economic conditions may have a wide-ranging impact on the U.S. business environment, including our wholesale power businesses. In addition, adverse economic conditions also reduce the demand for energy commodities. Reduced demand from negative economic conditions continues to impact the key domestic wholesale energy markets we serve. The combination of lower demand for power and increased supply of natural gas has put downward price pressure on wholesale energy markets in general, further impacting our energy marketing results. In general, economic and commodity market conditions will continue to impact our unhedged future energy margins, liquidity, earnings growth and overall financial condition. In addition, adverse economic conditions, declines in wholesale energy prices, reduced demand for power and other factors may negatively impact the value of our securities and impact forecasted cash flows, which may require us to evaluate its goodwill and other long-lived assets for impairment. Any such impairment could have a material impact on our financial statements.

Our use of hedging instruments could impact our liquidity.

We use various hedging instruments, including forwards, futures, financial transmission rights, and options, to manage our power market price risks.  These hedging instruments generally include collateral requirements that require us to deposit funds or post letters of credit with counterparties when a counterparty’s credit exposure to us is in excess of agreed upon credit limits. When commodity prices decrease to levels below the levels where we have hedged future costs, we may be required to use a material portion of our cash or liquidity facilities to cover these collateral requirements.  Additionally, existing or new regulations related to the use of hedging instruments may impact our access to and use of hedging instruments.

Financial, Tax and Accounting-Related Risks

Future developments regarding the treatment of crypto assets for U.S. federal income and foreign tax purposes could adversely impact our business.

Due to the new and evolving nature of crypto assets and the absence of comprehensive legal guidance with respect to crypto asset products and transactions, many significant aspects of the U.S. federal income and foreign tax treatment of transactions involving crypto assets, such as Bitcoin, are uncertain, and it is unclear what guidance may be issued in the future on the treatment of crypto asset transactions, including mining, for U.S. federal income and foreign tax purposes. Current IRS guidance indicates that crypto assets such as Bitcoin should be treated and taxed as property, and that transactions involving the payment of crypto assets such as Bitcoin for goods and services should be treated as barter transactions. While this treatment creates a potential tax reporting requirement for circumstances in which a Bitcoin passes from one person to another, usually by means of Bitcoin transactions (including off-blockchain transactions), it preserves the right to apply capital gains (as opposed to ordinary income) treatment to those transactions generally.

There can be no assurance that the IRS or other foreign tax authority will not alter its existing position with respect to crypto assets in the future or that a court would uphold the treatment of Bitcoin or other crypto assets as property, rather than currency. Any such alteration of existing IRS and foreign tax authority positions or additional guidance regarding crypto asset products and transactions could result in adverse tax consequences for holders of digital assets and could have an adverse effect on the value of crypto assets and the broader crypto assets markets. Future technological and operational developments that may arise with respect to crypto assets may increase the uncertainty of the treatment of crypto assets for U.S. federal income and foreign tax purposes. The uncertainty regarding the tax treatment of crypto asset transactions, as well as the potential promulgation of new U.S. federal income, state or foreign tax laws or guidance relating to crypto asset transactions, or changes to existing laws or guidance, could adversely impact the price of Bitcoin or other crypto assets, our business and the trading price of our Class A common stock.

Changes to applicable U.S. tax laws and regulations or exposure to additional income tax liabilities could affect our and Stronghold LLC’s business and future profitability.

We have no material assets other than our equity interests in Stronghold LLC, which holds, directly or indirectly, all of the operating assets of our business. Stronghold LLC generally is not subject to U.S. federal income tax, but may be subject to certain U.S. state and local and non-U.S. taxes. We are a U.S. corporation that is subject to U.S. corporate income tax on our worldwide operations, including our share of income of Stronghold LLC. Moreover, our operations and customers are located in the United States, and as a result, we and Stronghold LLC are subject to various U.S. federal, state and local taxes. New U.S. laws and policy relating to taxes may have an adverse effect on us and our business and future profitability. Further, existing U.S. tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us or Stronghold LLC.

For example, on December 22, 2017, legislation sometimes known as the Tax Cuts and Jobs Act (the “TCJA”), was signed into law making significant changes to the Internal Revenue Code of 1986, as amended (the “Code”), and certain provisions of the TCJA may adversely affect us or Stronghold LLC. In particular, sweeping changes were made to the U.S. taxation of foreign operations. Changes include, but are not limited to, a permanent reduction to the corporate income tax rate, limiting interest deductions, a reduction to the maximum deduction allowed for net operating losses generated in tax years after December 31, 2017, the elimination of carrybacks of net operating losses, adopting elements of a territorial tax system, assessing a repatriation tax or “toll-charge” on undistributed earnings and profits of U.S.-owned foreign corporations, and introducing certain anti-base erosion provisions, including a new minimum tax on global intangible low-taxed income and base erosion and anti-abuse tax. The TCJA could be subject to potential amendments and technical corrections, and is subject to interpretations and implementing regulations by the Treasury and the Internal Revenue Service (the “IRS”), any of which could mitigate or increase certain adverse effects of the legislation.

In addition to the impact of the TCJA on our U.S. federal income taxes, the TCJA may adversely affect the taxation of us or Stronghold LLC in other jurisdictions, including with respect to state income taxes as state legislatures may not have had sufficient time to respond to the TCJA. Accordingly, there is uncertainty as to how the laws will apply in various state jurisdictions. Additionally, other foreign governing bodies may enact changes to their tax laws in reaction to the TCJA that could result in changes to our global tax profile and materially adversely affect our business and future profitability.

President Joe Biden has set forth several tax proposals that would, if enacted, make significant changes to U.S. tax laws (including provisions enacted pursuant to the TCJA). Such proposals include, but are not limited to, (i) an increase in the U.S. income tax rate applicable to corporations (including us) from 21% to 28%, (ii) an increase in the maximum U.S. federal income tax rate applicable to individuals, (iii) a minimum book income tax on certain large corporations, (iv) the modification or replacement of the minimum tax on global intangible low-taxed income and base erosion and anti-abuse tax and (v) an increase in the U.S. federal income tax rate for long-term capital gain for certain taxpayers with income in excess of a threshold amount. Additionally, the Biden Administration has proposed expanding cryptocurrency information and transaction reporting requirements. Congress may consider, and could include, some or all of these proposals in connection with tax reform to be undertaken by the current administration. For example, on August 10, 2021, the Senate passed the Infrastructure Investment and Jobs Act, containing, among other things, an expanded definition of the term “broker” for certain tax reporting obligations that could require cryptocurrency miners, including us, to provide to the IRS information relating to cryptocurrency transactions that cryptocurrency miners, including us, generally do not, and may not be able to, obtain, potentially rendering compliance impossible. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could take effect. The passage of any legislation as a result of these proposals and other similar changes in U.S. federal income tax laws could adversely affect our or Stronghold LLC’s business and future profitability.

In the event our business expands internationally or domestically, including to jurisdictions in which tax laws may not be favorable, our and Stronghold LLC’s obligations may change or fluctuate, become significantly more complex or become subject to greater risk of examination by taxing authorities, any of which could adversely affect our or Stronghold LLC’s after-tax profitability and financial results.

In the event our operating business expands domestically or internationally, our and Stronghold LLC’s effective tax rates may fluctuate widely in the future. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under U.S. GAAP, changes in deferred tax assets and liabilities, or changes in tax laws. Additionally, we may be subject to tax on more than one-hundred percent of our income and Stronghold LLC may be subject to tax on more than one-hundred percent of its income as a result of such income being subject to tax in multiple state, local or non-U.S. jurisdictions. Factors that could materially adversely affect our and Stronghold LLC’s future effective tax rates include, but are not limited to: (a) changes in tax laws or the regulatory environment, (b) changes in accounting and tax standards or practices, (c) changes in the composition of operating income by tax jurisdiction and (d) pre-tax operating results of our business.

Additionally, we and Stronghold LLC may be subject to significant income, withholding and other tax obligations in the United States and may become subject to taxation in numerous additional state, local and non-U.S. jurisdictions with respect to income, operations and subsidiaries related to those jurisdictions. Our and Stronghold LLC’s after-tax profitability and financial results could be subject to volatility or be affected by numerous factors, including (a) the availability of tax deductions, credits, exemptions, refunds and other benefits to reduce tax liabilities, (b) changes in the valuation of deferred tax assets and liabilities, if any, (c) the expected timing and amount of the release of any tax valuation allowances, (d) the tax treatment of stock-based compensation, (e) changes in the relative amount of earnings subject to tax in the various jurisdictions, (f) the potential business expansion into, or otherwise becoming subject to tax in, additional jurisdictions, (g) changes to existing intercompany structure (and any costs related thereto) and business operations, (h) the extent of intercompany transactions and the extent to which taxing authorities in relevant jurisdictions respect those intercompany transactions and (i) the ability to structure business operations in an efficient and competitive manner. Outcomes from audits or examinations by taxing authorities could have an adverse effect on our or Stronghold LLC’s after-tax profitability and financial condition. Additionally, the IRS and several foreign tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with our or Stronghold LLC’s intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If we or Stronghold LLC, as applicable, do not prevail in any such disagreements, our profitability may be adversely affected.

Our or Stronghold LLC’s after-tax profitability and financial results may also be adversely affected by changes in relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions and interpretations thereof, in each case, possibly with retroactive effect.

Risks Relating to Us and our Organizational Structure

Q Power owns the majority of our voting stock and will have the right to appoint a majority of our board members, and its interests may conflict with those of other stockholders.

Q Power owns the majority of our voting stock and will initially appoint the majority of our board of directors. Upon completion of this offering and taking into account the Preferred Stock Conversion, Q Power and its affiliates will own approximately 59.8% of our voting stock (or approximately 58.7% if the underwriters’ over-allotment option is exercised in full), assuming no purchases by any of our affiliates in our directed share program. As a result, we expect to be a controlled company within the meaning of Nasdaq corporate governance standards and Q Power will be able to substantially influence matters requiring our stockholder or board approval, including the election of directors, approval of any potential acquisition of us, changes to our organizational documents and significant corporate transactions, and certain decisions we make as the managing member of Stronghold LLC. In particular, for so long as Q Power continues to own a majority of our voting stock, Q Power will be able to cause or prevent a change of control of us or a change in the composition of our board of directors and could preclude any unsolicited acquisition of us. This concentration of ownership makes it unlikely that any other holder or group of holders of our common stock or preferred stock will be able to affect the way we and Stronghold LLC are managed or the direction of our business. Furthermore, the concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of us and ultimately might affect the market price of our Class A common stock. The interests of Q Power with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders.

For example, Q Power may have different tax positions from us, especially in light of the Tax Receivable Agreement, that could influence its decisions regarding whether and when to support the disposition of assets, the incurrence or refinancing of new or existing indebtedness, the timing or amount of distributions by Stronghold LLC, or the termination of the Tax Receivable Agreement and acceleration of our obligations thereunder. In addition, the determination of future tax reporting positions, the structuring of future transactions and the handling of any challenge by any taxing authority to our tax reporting positions may take into consideration tax or other considerations of Q Power, including the effect of such positions on our obligations under the Tax Receivable Agreement and with respect to the amount of tax distributions, which may differ from the considerations of us or other stockholders. These decisions could adversely affect our liquidity or financial condition.

We are a holding company whose sole material asset is our equity interests in Stronghold LLC; accordingly, we will be dependent upon distributions from Stronghold LLC to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.

We are a holding company and we have no material assets other than our equity interests in Stronghold LLC and no independent means of generating revenue or cash flow. To the extent Stronghold LLC has available cash and subject to the terms of any current or future debt instruments, the Stronghold LLC Agreement requires Stronghold LLC to make pro rata cash distributions to holders of Stronghold LLC Units, in an amount sufficient to allow us to pay our taxes and to make payments under the Tax Receivable Agreement. We generally expect Stronghold LLC to fund such distributions out of available cash, and if payments under the Tax Receivable Agreement are accelerated, we generally expect to fund such accelerated payment out of the proceeds of the change of control transaction giving rise to such acceleration. When Stronghold LLC makes regular distributions, the holders of Stronghold LLC Units are entitled to receive proportionate distributions based on their interests in Stronghold LLC at the time of such distribution. In addition, the Stronghold LLC Agreement requires Stronghold LLC to make non-pro rata payments to us to reimburse us for our corporate and other overhead expenses, which payments are not treated as distributions under the Stronghold LLC Agreement. To the extent that we need funds and Stronghold LLC or its subsidiaries do not have sufficient funds, or are restricted from making such distributions or payments under applicable law or regulation or under the terms of any current or future financing arrangements, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected.

Moreover, because we will have no independent means of generating revenue, our ability to make tax payments and payments under the Tax Receivable Agreement is dependent on the ability of Stronghold LLC to make distributions to us in an amount sufficient to cover our tax obligations and obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of Stronghold LLC’s subsidiaries to make distributions to it. The ability of Stronghold LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, (i) the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and (ii) restrictions in relevant debt instruments issued by Stronghold LLC or its subsidiaries and other entities in which it directly or indirectly holds an equity interest. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

We are required to make payments under the Tax Receivable Agreement for certain tax benefits that we may receive or be deemed to receive, and the amounts of such payments could be significant.

We entered into a Tax Receivable Agreement on April 1, 2021 with Q Power and an agent named by Q Power. This agreement generally provides for the payment by us to Q Power (or its permitted assignees) of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax (computed using simplifying assumptions to address the impact of state and local taxes) that we actually realize (or are deemed to realize in certain circumstances) as a result of certain increases in tax basis available to us as a result of this or prior offerings, the acquisition of Stronghold LLC Units pursuant to an exercise of the Redemption Right or the Call Right and payments under the Tax Receivable Agreement, and certain benefits attributable to imputed interest. We will retain the  remaining net cash savings, if any.

The term of the Tax Receivable Agreement commenced on April 1, 2021 and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, and all required payments are made, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers or other changes of control), in which case we will make the termination payment specified in the Tax Receivable Agreement. In addition, payments we make under the Tax Receivable Agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return. In the event that the Tax Receivable Agreement is not terminated early, the payments under the Tax Receivable Agreement are anticipated to continue for at least years after the date of the last redemption of Stronghold LLC Units.

The payment obligations under the Tax Receivable Agreement are our obligations and not obligations of Stronghold LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of our realization of tax benefits subject to the Tax Receivable Agreement is by its nature imprecise. The actual increases in tax basis covered by the Tax Receivable Agreement, as well as the amount and timing of our ability to use any deductions (or decreases in gain or increases in loss) arising from such increases in tax basis, are dependent upon future events, including but not limited to the timing of redemptions of Stronghold LLC Units, the value of our common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming member’s tax basis in its Stronghold LLC Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount, character, and timing of taxable income we generate in the future, the timing and amount of any earlier payments that we may have made under the Tax Receivable Agreement, the U.S. federal income tax rate then applicable, and the portion of our payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. Accordingly, estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is also by its nature imprecise. For purposes of the Tax Receivable Agreement, net cash savings in tax generally are calculated by comparing our actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. Thus, the amount and timing of any payments under the Tax Receivable Agreement are also dependent upon significant future events, including those noted above in respect of estimating the amount and timing of our realization of tax benefits. Any distributions made by Stronghold LLC to us to enable us to make payments under the Tax Receivable Agreement, as well as any corresponding pro rata distributions made to the other holders of Stronghold LLC Units, could have an adverse impact on our liquidity.

Payments under the Tax Receivable Agreement are not conditioned upon a holder of rights under the Tax Receivable Agreement having an ownership interest in us or Stronghold LLC. In addition, certain rights of the holders of Stronghold LLC Units (including the right to receive payments) under the Tax Receivable Agreement are transferable in connection with transfers permitted under the Stronghold LLC Agreement of the corresponding Stronghold LLC Units or after the corresponding Stronghold LLC Units have been acquired pursuant to the Redemption Right or Call Right.  For additional information regarding the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations, but generally would not include an initial public offering or combination with a special purpose acquisition company (a “SPAC”)) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we would be required to make an immediate payment equal to the present value of the future payments we would be required to make if we realized deemed tax savings pursuant to the Tax Receivable Agreement (determined by applying a discount rate equal to one-year LIBOR (or an agreed successor rate, if applicable) plus 100 basis points, and using numerous assumptions to determine deemed tax savings) and such early termination payment is expected to be substantial and may exceed the future tax benefits realized by Stronghold Inc. The calculation of such future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) that we have sufficient taxable income on a current basis to fully utilize the tax benefits covered by the Tax Receivable Agreement, and (ii) that any Stronghold LLC Units (other than those held by us) outstanding on the termination date or change of control date, as applicable, are deemed to be redeemed on such date. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the early termination payment relates.

If we experience a change of control (as defined under the Tax Receivable Agreement) or the Tax Receivable Agreement otherwise terminates early (at our election or as a result of our breach), our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control. For example, if the Tax Receivable Agreement were terminated immediately after this offering, the estimated early termination payment would, in the aggregate, be approximately $145.3 million (calculated using a discount rate equal to one-year LIBOR (or an agreed successor rate, if applicable) plus 100 basis points, applied against an undiscounted liability of approximately $163.0 million calculated based on certain assumptions, including but not limited to a $17.00 per share trading price, a 21% U.S. federal corporate income tax rate and estimated applicable state and local income tax rates, no material change in U.S. federal income tax law, and that Stronghold Inc. will have sufficient taxable income on a current basis to utilize such estimated tax benefits). The foregoing number is merely an estimate for illustrative purposes, and the actual payment could differ materially. If our obligation to make payments under the Tax Receivable Agreement is accelerated as a result of a change of control, we generally expect the accelerated payments due under the Tax Receivable Agreement to be funded out of the proceeds of the change of control transaction giving rise to such acceleration. However, we may be required to fund such payment from other sources, and as a result, any early termination of the Tax Receivable Agreement could have a substantial negative impact on our liquidity. We do not currently expect to cause an acceleration due to our breach, and we do not currently expect that we will elect to terminate the Tax Receivable Agreement early, except in cases where the early termination payment would not be material. There can be no assurance that we will be able to meet our obligations under the Tax Receivable Agreement.

Please read “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

If our payment obligations under the Tax Receivable Agreement are accelerated upon certain mergers, other forms of business combinations or other changes of control, the consideration payable to holders of our common stock could be substantially reduced.

If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations, but generally would not include an initial public offering or a combination with a SPAC), then our obligations under the Tax Receivable Agreement would be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, and in such situations, payments under the Tax Receivable Agreement may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. As a result of our payment obligations under the Tax Receivable Agreement, holders of our common stock could receive substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Further, our payment obligations under the Tax Receivable Agreement are not conditioned upon holders of Stronghold LLC Units having a continued interest in us or Stronghold LLC. Accordingly, the interests of the holders of Stronghold LLC Units may conflict with those of the holders of our common stock.

We will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine, and the IRS or another tax authority may challenge all or part of the tax basis increases upon which payment under the Tax Receivable Agreement are based, as well as other related tax positions we take, and a court could sustain such challenge. The holders of Stronghold LLC Units will not reimburse us for any payments previously made under the Tax Receivable Agreement if any tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, except that excess payments made to any holder of Stronghold LLC Units will be netted against future payments that would otherwise be made to such holder of Stronghold LLC Units, if any, after our determination of such excess (which determination may be made a number of years following the initial payment and after future payments have been made). As a result, in such circumstances, we could make payments that are much greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could materially adversely affect our liquidity.

If Stronghold LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and Stronghold LLC might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

We intend to operate such that Stronghold LLC does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is a partnership the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, redemptions of Stronghold LLC Units pursuant to the Redemption Right (or the Call Right) or other transfers of Stronghold LLC Units could cause Stronghold LLC to be treated as a publicly traded partnership. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership, and we intend to operate such that redemptions or other transfers of Stronghold LLC Units qualify for one or more such safe harbors. For example, we intend to limit the number of holders of Stronghold LLC Units, and the Stronghold LLC Agreement provides for limitations on the ability of holders of Stronghold LLC Units to transfer their Stronghold LLC Units and provides us, as the managing member of Stronghold LLC, with the right to impose restrictions (in addition to those already in place) on the ability of holders of Stronghold LLC Units to redeem their Stronghold LLC Units pursuant to the Redemption Right (or Call Right) to the extent we believe it is necessary to ensure that Stronghold LLC will continue to be treated as a partnership for U.S. federal income tax purposes.

If Stronghold LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result for us and Stronghold LLC, including as a result of our inability to file a consolidated U.S. federal income tax return with Stronghold LLC.  In such case, we might not be able to realize tax benefits covered under the Tax Receivable Agreement, and we would not be able to recover any payments we previously made under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of Stronghold LLC’s assets) were subsequently determined to have been unavailable.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

We may be subject to taxes by the U.S. federal, state, and local tax authorities and our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;
•	expected timing and amount of the release of any tax valuation allowances;
•	tax effects of stock-based compensation; or
•	changes in tax laws, regulations or interpretations thereof.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal, state, and local taxing authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

We expect to be a  “controlled company” within the meaning of Nasdaq rules and, as a result, will qualify for exemptions from certain corporate governance requirements. As a result, you do not have the same protections afforded to stockholders of companies that are not exempt from such corporate governance requirements.

Upon completion of this offering, Q Power and its affiliates will continue to collectively hold more than 50% of the voting power for the election of directors of our company. As a result, we expect to be a controlled company within the meaning of Nasdaq corporate governance standards. Under Nasdaq rules, a company of which more than 50% of the voting power is held by an individual, company or group of persons acting together is a controlled company and may elect not to comply with certain Nasdaq corporate governance requirements, including the requirements that:

•	a majority of the Board consist of independent directors under Nasdaq rules;
•	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

These requirements will not apply to us as long as we remain a controlled company. Following this offering, we may utilize some or all of these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq. See “Management—Controlled Company Status.”

Risks Related to this Offering and Our Class A Common Stock

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC and the requirements of Nasdaq, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;
•	comply with rules promulgated by Nasdaq;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;
•	accurately implement and interpret GAAP;
•	establish new internal policies, such as those relating to insider trading; and
•	involve and retain to a greater degree outside counsel and accountants in the above activities.

Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal controls over financial reporting. Although we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal controls over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Additionally, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the fiscal year ending December 31, 2026. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in those internal controls. For example, we will be required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing internal control over financial reporting required to comply with this obligation. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that a reasonable possibility exists that a material misstatement of our annual or interim financial statements could not be prevented or detected on a timely basis.

During the course of preparing for this offering, we and our independent registered public accounting firm have identified a material weakness in internal control over financial reporting as of and for the six months ended June 30, 2021. We have concluded that our internal control over financial reporting did not result in the proper classification of our outstanding shares of Class V common stock as mezzanine equity which, due to its impact on our unaudited financial statements as of and for the six months ended June 30, 2021, we determined to be a material weakness. We identified a material weakness in our controls over the accounting for mezzanine and permanent equity and complex financial instruments. The controls to evaluate the accounting for complex financial instruments, such as mezzanine and permanent equity, did not operate effectively to appropriately apply the provisions of ASC 480-10-10-S99-3A. This material weakness resulted in the failure to prevent a material error in the accounting for mezzanine and permanent equity and the resulting restatement of our previously issued financial statements. The reason for the reclassification from permanent equity to mezzanine equity relates to the fact that the Class V common stock, together with the corresponding Class A common units of Stronghold LLC, held by Q Power can be redeemed by Q Power and, in response to a redemption request from Q Power, can be repurchased by the Company in exchange for either shares of the Company’s Class A common stock or, at the Company’s election, cash of equivalent value.

Accordingly, we restated our financial statements as of and for the six months ended June 30, 2021. For additional information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Controls and Procedures” and Note 15 to our summary historical financial data as of June 30, 2021 and for the six months ended June 30, 2021 included elsewhere in this prospectus.

We are working to enhance our internal controls, processes and related documentation necessary to remediate our material weakness and to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, such as the one we identified as described above, we may be unable to conclude that our internal controls are effective. The effectiveness of our controls and procedures may be limited by a variety of factors, including:

•	faulty human judgment and simple errors, omissions or mistakes;
•	fraudulent action of an individual or collusion of two or more people;
•	inappropriate management override of procedures; and
•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial control.

If we fail to remediate the material weakness in our internal control over financial reporting, or experience any additional material weaknesses in the future or otherwise fail to develop or maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. If we fail to remediate the material weakness in our internal control over financial reporting or identify any new material weaknesses in the future, it could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and the prices of our securities may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

As a result of being a public company, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning in the year following our first annual report required to be filed with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Additionally, when we cease to be an “emerging growth company” under the federal securities laws, our independent registered public accounting firm may be required to express an opinion on the effectiveness of our internal controls. If we are unable to confirm that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an unqualified opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our Class A common stock to decline.

The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering. In addition, an active, liquid and orderly trading market for our Class A common stock may not develop or be maintained, and our stock price may be volatile.

Prior to this offering, our Class A common stock was not traded on any market. An active, liquid and orderly trading market for our Class A common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our Class A common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A common stock, you could lose a substantial part or all of your investment in our Class A common stock. The initial public offering price will be negotiated between us and representatives of the underwriters, based on numerous factors which we discuss in “Underwriting,” and may not be indicative of the market price of our Class A common stock after this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price paid by you in this offering.

The following factors could affect our stock price:

•	quarterly variations in our financial and operating results;
•	the public reaction to our press releases, our other public announcements and our filings with the SEC;
•	strategic actions by our competitors;
•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;
•	failure to obtain additional plants or miners;
•	the failure of our operating results to meet the expectations of equity research analysts and investors;
•	the failure of research analysts to cover our Class A common stock;
•	sales of our Class A common stock by us or other stockholders, or the perception that such sales may occur;
•	changes in accounting principles, policies, guidance, interpretations or standards;
•	additions or departures of key management personnel;
•	general market conditions, including fluctuations in commodity prices or price of Bitcoins and other crypto assets;
•	regulatory changes or actions may alter the nature of an investment in us or our business;
•	domestic and international economic, legal and regulatory factors unrelated to our performance; and
•	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and materially harm our business, operating results and financial condition.

Certain of our executive officers and directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

Certain of our executive officers and directors, who are responsible for managing the direction of our operations, hold positions of responsibility with other entities (including affiliated entities). These executive officers and directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor. For additional discussion of our management’s business affiliations and the potential conflicts of interest of which our stockholders should be aware, see “Certain Relationships and Related Party Transactions.”

Our second amended and restated certificate of incorporation and bylaws, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A common stock and could deprive our investors of the opportunity to receive a premium for their shares.

Our second amended and restated certificate of incorporation, which will become effective immediately upon the completion of this offering, will authorize our board of directors to issue preferred stock without stockholder approval in one or more series, designate the number of shares constituting any series, and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our second amended and restated certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, some of which will not apply until Q Power and its affiliates no longer collectively beneficially own 40% or more of the combined voting stock, which event we refer to as the “Trigger Event.” These provisions include:

•

establishing advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders;

•	providing that the authorized number of directors may be changed only by resolution of the board of directors;
•

providing that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•

providing that, after the Trigger Event, any action required or permitted to be taken by our stockholders must be taken at a duly held annual or special meeting of stockholders and may not be taken by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of holders of any series of preferred stock with respect to such series of preferred stock (prior to the Trigger Event, such actions may be taken without a meeting by written consent of holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting);

•

providing that the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of common stock entitled to vote generally in the election of directors, acting at a meeting of the stockholders or by written consent (if permitted), subject to the rights of the holders of any series of preferred stock, shall be required to remove any or all of the directors from office, and such removal may be with or without “cause”;

•

providing that our amended and restated certificate of incorporation may only be amended by the affirmative vote of the holders of at least 50% of our then outstanding stock entitled to voted thereon, voting together as a single class;

•

permitting special meetings of our stockholders to be called only by our Chief Executive Officer, the chairman (or any co-chairman) of our board of directors, or by a majority of the board of directors;

•	prohibiting cumulative voting in the election of directors;
•	providing that our bylaws can be amended by the board of directors or stockholders of 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote thereon.

See “Description of Capital Stock” for additional information.

In addition, certain change of control events have the effect of accelerating the payment due under the Tax Receivable Agreement, which could be substantial and accordingly serve as a disincentive to a potential acquirer of our company. Please see “—Risks Relating to Us and our Organizational Structure—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.”

Investors in this offering will experience immediate and substantial dilution of $13.10 per share.

Based on the initial public offering price of $17.00 per share (the midpoint of the range set forth on the cover of this prospectus), and further assuming the receipt of the estimated net proceeds of $89.6 million (after deducting estimated underwriting discounts and commissions and estimated offering expenses and the application of such proceeds as described in “Use of Proceeds”), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $13.10 per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our pro forma as adjusted net tangible book value as of June 30, 2021 after giving effect to this offering would be approximately $184.0 million, or $3.90 per share. If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma as adjusted net tangible book value per share to new investors in this offering would equal $13.22 or $12.98, respectively. This dilution is due to, among other things, earlier investors having paid less than the initial public offering price when they purchased their shares. See “Dilution.”

We do not intend to pay cash dividends on our Class A common stock. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

We do not plan to declare cash dividends on shares of our Class A common stock in the foreseeable future. Any future credit agreements or financing arrangements may also contain restrictions on our ability to pay cash dividends. Consequently, your only opportunity, while such dividend restrictions remain in place, to achieve a return on your investment in us may be to sell your Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of Class A common stock in subsequent public offerings. We may also issue additional shares of Class A common stock or convertible securities. After the completion of this offering and taking into account the Preferred Stock Conversion and the Stock Split, we will have 18,208,019 outstanding shares of Class A common stock (or 19,090,371 shares of Class A common stock if the underwriters’ over-allotment option is exercised in full). This number includes 11,608,994 shares of Class A common stock that may be issued as part of the Preferred Stock Conversion (adjusted for the Stock Split), 5,882,352 shares that we are selling in this offering, and 882,352 shares that we may sell in this offering if the underwriters’ over-allotment option is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, and assuming full exercise of the underwriters’ over-allotment option and taking into account the Preferred Stock Conversion and the Stock Split, the Legacy Owners, including Q Power, will own 12,325,667 shares of our Class A common stock and 27,057,600 shares of our Class V common stock, or approximately 87.0% of our total voting stock outstanding.

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 8,500,000 shares of our Class A common stock issued or reserved for issuance under our long term incentive plans. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock

(including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

We, all of our directors that will own equity in us following the completion of this offering, all of our executive officers and Q Power have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock for a period of 180 days following the date of this prospectus. Additionally, the investors in the Private Placements will also enter into lock-up agreements with respect to the shares of Class A common stock that they will receive upon the Preferred Stock Conversion and will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock for a period of 60 days following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. In addition, Mr. Beard and Mr. Spence have agreed, subject to certain exceptions set forth in an agreement between each of them and the underwriters, not to dispose of, directly or indirectly, any of the equity interests of the Company beneficially owned by them, including interests they own in Q Power, during the period from the date of this prospectus through 180 days after the date of this prospectus, except with the prior written consent of B. Riley Securities, Inc. See “Underwriting” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the Class A common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.

We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.

Our second amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosures regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700.0 million in market value of our Class A common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. Additionally, we intend to take advantage of the extended transition periods for the adoption of new or revised financial accounting standards under the JOBS Act until we are no longer an emerging growth company. Our election to use the transition periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the extended transition periods permitted under the JOBS Act and who will comply with new or revised financial accounting standards.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates equals or exceeds $250 million as of the end of that fiscal year’s second fiscal quarter, and (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the end of that fiscal year’s second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

If some investors find our Class A common stock to be less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Class A common stock or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our Class A common stock or if our operating results do not meet their expectations, our stock price could decline.

Our second amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our second amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our second amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our second amended and restated certificate of incorporation described herein. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our second amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus includes “forward-looking statements.” All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” included in this prospectus. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.

Forward-looking statements may include statements about:

•	the hybrid nature of our business model, which is highly dependent on the price of Bitcoin;
•	our dependence on the level of demand and financial performance of the crypto asset industry;
•	our ability to manage growth, business, financial results and results of operations;
•	uncertainty regarding our evolving business model;
•	our ability to raise capital to fund business growth;
•	our ability to retain management and key personnel;
•	our ability to enter into purchase agreements and acquisitions;
•	our ability to maintain our relationships with our third party brokers and our dependence on their performance;
•	public health crises, epidemics, and pandemics such as the COVID-19 pandemic;
•	our ability to procure crypto asset mining equipment from foreign-based suppliers;
•

developments and changes in laws and regulations, including increased regulation of the crypto asset industry through legislative action and revised rules and standards applied by The Financial Crimes Enforcement Network under the authority of the U.S. Bank Secrecy Act and the Investment Company Act;

•	the future acceptance and/or widespread use of, and demand for, Bitcoin and other crypto assets;
•	our ability to respond to price fluctuations and rapidly changing technology;
•	our ability to operate our coal refuse power generation facilities as planned;
•	our ability to avail ourselves of tax credits for the clean-up of coal refuse piles; and
•	legislative or regulatory changes, and liability under, or any future inability to comply with, existing or future energy regulations or requirements.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, decline in demand for our products and services, the seasonality and volatility of the crypto asset industry, our acquisition strategies, the inability to comply with developments and changes in regulation, cash flow and access to capital, maintenance of third party relationships, the COVID-19 pandemic and the other risks described under “Risk Factors” in this prospectus.

Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $89.6 million, assuming an initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $10.4 million, in the aggregate. If the underwriters exercise their over-allotment option in full, we expect to receive approximately $103.6 million of net proceeds.

We intend to contribute all of the net proceeds from this offering to Stronghold LLC in exchange for Stronghold LLC Units. Stronghold LLC will use the net proceeds for general corporate purposes, including for acquisitions of miners and power generating assets and to pay the expenses of this offering.

A $1.00 increase or decrease in the assumed initial public offering price of $17.00 per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses received by us, to increase or decrease, respectively, by approximately $5.5 million, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same. An increase or decrease of 100,000 shares offered by us at an assumed offering price of $17.00 per share would cause the net proceeds from this offering after deducting the underwriting discounts and commissions and estimated offering expenses received by us to increase or decrease, respectively, by approximately $1.7 million. Any increase or decrease in proceeds due to a change in the initial public offering price or number of shares issued would increase or decrease, respectively, the amount of net proceeds contributed to Stronghold LLC to be used by it for acquisitions and general corporate purposes.

If the proceeds increase due to a higher initial public offering price or due to the issuance of additional shares by us, we would contribute the additional net proceeds received by us to Stronghold LLC in exchange for Stronghold LLC Units. Stronghold LLC intends to use the additional net proceeds for general corporate purposes. If the proceeds decrease due to a lower initial public offering price or a decrease in the number of shares issued by us, then we would decrease the amount of net proceeds contributed to Stronghold LLC and Stronghold LLC would reduce by a corresponding amount the net proceeds directed for general corporate purposes.

STOCK SPLIT

We will effect a 2.88-for-1 Stock Split immediately prior to and contingent upon the completion of this offering, pursuant to which each share of common stock held of record by the holder thereof will be reclassified into approximately 2.88 shares of common stock. No fractional shares will be issued. Pursuant to the Stronghold LLC Agreement, each Stronghold LLC Unit will also be split on a corresponding 2.88-for-1 basis, such that there will be an equivalent number of Stronghold LLC Units outstanding as the aggregate number of shares of Class V common stock and Class A common stock outstanding following the Stock Split.

Unless otherwise indicated, and other than the consolidated financial statements and the related notes included elsewhere in this prospectus, the number of shares of our company presented in this prospectus is adjusted to reflect the Stock Split.

DIVIDEND POLICY

We have never paid any cash dividends on our Class A common stock. Holders of our Class V common stock are not entitled to participate in any dividends declared by our board of directors. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, leverage or other financial ratios, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. Our ability to pay cash dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities that we or our subsidiaries may issue.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2021:

•

of Stronghold Inc. on an actual basis, which includes the effect of the Reorganization, proceeds (net of fees and debt issuance costs) from the Private Placements, and the debt financing proceeds and issuance of warrants as a result of the WhiteHawk Promissory Note (as defined herein);

•	of Stronghold Inc. on an as adjusted basis after giving effect to the Equipment Financing and Transaction Costs and the Panther Creek Acquisition; and
•

of Stronghold Inc. on an as further adjusted basis after giving effect to (i) the sale of shares of our Class A common stock in this offering at the initial offering price of $17.00 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, (ii) our receipt of the estimated net proceeds from this offering and the subsequent contribution of such net proceeds to Stronghold LLC in exchange for Stronghold LLC Units, (iii) the Preferred Stock Conversion and (iv) the Stock Split.

You should read the following table in conjunction with “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Reorganization,” “Use of Proceeds” and our historical unaudited condensed consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2021
	Stronghold Inc. Actual(a)	Stronghold Inc. As Adjusted		Stronghold Inc. As Further Adjusted(b)
Cash and cash equivalents	$43,714,779	$31,141,592	(c)(e)(g)(h)(i)	$120,741,576
Current Liabilities:
Current portion of long-term debt	18,972,445	30,797,391	(e)	30,797,391
Due to related parties	1,017,409	3,974,999	(e)	3,974,999
Long-Term liabilities
Long-term debt	18,871,881	31,540,923	(e)	31,540,923
Paycheck Protection Program Loan	841,670	841,670		841,670
Total debt	39,703,405	67,154,983	(e)	67,154,983
Mezzanine Equity(i)
Series A redeemable and convertible preferred stock, $0.0001 par value, aggregate liquidation value $85,000,000, 5,000,000 shares authorized and 3,400,000 issued and outstanding as of June 30, 2021	78,041,113	78,041,113		-
Series B redeemable and convertible preferred stock, $0.0001 par value; aggregate liquidation value $20,000,006, 2,000,000 shares authorized and 3,400,000 issued and outstanding as of June 30, 2021	18,242,733	18,242,733		-
Common Stock - Class V, $0.0001 par value; 12,000,000 shares authorized and 9,395,000 shares issued and outstanding (actual and as adjusted); 50,000,000 shares authorized and 27,057,600 shares issued and outstanding (as further adjusted)	167,661,249	247,330,849	(j)(f)	454,866,400
Series A redeemable preferred units in subsidiary; 400,000 units issued to a non-controlling interest holder and outstanding, aggregate liquidation value $10,000,000		10,000,000	(e)	-
Total Mezzanine Equity	263,945,095	353,614,695		454,866,400

Stockholders’ Deficiency(i):
Series A redeemable and convertible preferred stock, $0.0001 par value, aggregate liquidation value $5,000,000, 200,000 issued and outstanding as of June 30, 2021	200	200		-
Common Stock - Class A, $0.0001 par value; 238,000,000 shares authorized (actual, as adjusted and as further adjusted); 48,845(d) shares issued and outstanding (actual); 202,959(d) shares issued and outstanding (as adjusted), 19,985,535 shares issued and outstanding (as further adjusted)	5	5	(d)	1,999
Accumulated deficits	(182,190,312)	(267,359,912)		(475,373,049)
Additional paid-in capital	8,659,015	12,511,865		204,541,051
Stock Subscriptions	(1,389,888)	(3,852,850)		-
Stockholders’ deficiency or partners’ deficit	(174,920,979)	(258,700,692)		(270,829,999)
Total stockholders’ deficiency or partners’ deficit	(174,920,979)	(258,700,692)		(270,829,999)
Total equity	89,024,115	94,914,003		184,036,400
Total capitalization	128,727,520	162,068,986		251,191,383

(a)

Stronghold Inc. was incorporated on March 19, 2021, and the Reorganization transactions were consummated on April 1, 2021. The data in this table has been derived from the historical unaudited condensed consolidated financial statements included in this prospectus which pertain to the assets, liabilities and expenses of Stronghold Inc. as of June 30, 2021.

(b)

A $1.00 increase or decrease in the assumed initial public offering price of $17.00 per share would increase or decrease total equity and total capitalization by approximately $46.4 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 100,000 shares offered by us at an assumed offering price of $17.00 per share would increase or decrease total equity and total capitalization by approximately $1.7 million after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(c)	Reflects $24.2 million (net of debt issuance costs) received July 2, 2021:

	P&I	Deferred Loan Costs	Total	Debt Issuance Costs[1]	Pro Forma
Loan Proceeds			$24,249,778
Current portions	$11,744,670	$(247,192)	$11,497,479	$—	$11,497,479
Long Term portions	$12,999,491	$(247,192)	$12,752,299	$(1,389,888)	$11,362,412
	$24,744,162	$(494,383)	$24,249,778	$(1,389,888)	$22,859,891

[1]

Includes 43,845 shares of Class A common stock at $31.70 issuance price reported as Stock Subscriptions as of June 30, 2021. Following the Stock Split, this will be adjusted to 126,273 shares of Class A common stock.

(d)

Represents 48,845 actual shares of Class A common stock plus an additional 154,114 shares of Class A common stock at a price of $25.00 per share (as defined in the Minerva Purchase Agreement) of $3.85 million. On an “as adjusted” basis, represents a total of 202,959 shares of Class A common stock issued and outstanding. On an “as further adjusted” basis, represents a total of 19,985,535 shares of Class A common stock issued and outstanding.

(e)

A preliminary purchase price allocation has been used to prepare the transaction accounting adjustments.  The final purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculations.  The final allocation is expected to be completed when we prepare unaudited financial statements for the nine months ended September 30, 2021 and could differ materially from the preliminary allocation used in the transaction accounting adjustments. The final allocation may include (a) changes in fair values of property, plant and equipment; (b) changes in allocations to intangible assets, such as trade names, technology and customer relationships, as well as goodwill; and (c) other changes to assets and liabilities.

(f)

Attributable to non-controlling interest holders. This represents a 70% non-controlling interest after the Reorganization occurred on April 1, 2021, comprised of the 67% non-controlling interest held by Q Power and 3% non-controlling interest held by Olympus.

(g)	Reflects the remaining commitments to three equipment vendors for delivery of mining equipment.
(h)	Reflects $3.0 million maintenance costs pertaining to the Panther Creek Acquisition and $2.5 million for us to complete the Reorganization, resulting in total expenses of $5.5 million.

(i)    From this offering, we expect to receive net proceeds from the sale of Class A common stock of approximately $89.6 million, representing the gross proceeds of $100.0 million less the underwriting discounts and commissions of $7.0 million and estimated offering expenses payable by us of $3.4 million.  The gross proceeds are based on the initial public offering price of $17.00 per share of Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus).

(j)

Reflects certain redemption rights of the Class V common stock on an “as adjusted” basis.  Valuation reflects the difference of the greater of the book value or redemption amount from the date of the issuance to the pro forma date, or $26.87 per share minus $18.39 per share, multiplied by 9,395,000 shares of outstanding Class V common stock. For each share of Class V common stock outstanding, there is a corresponding outstanding Class A common unit of Stronghold LLC.  The redemption of any share of Class V common stock would be accompanied by a concurrent redemption of the corresponding Class A common unit of Stronghold LLC, such that both the share of Class V common stock and the corresponding Class A common unit of Stronghold LLC are redeemed as a combined unit in exchange for either a single share of Class A common stock or cash of equivalent value based on the fair market value of the Class A common stock at the time of the redemption.  For accounting purposes, the value of the Class A common units of Stronghold LLC is attributed to the corresponding shares of Class V common stock on our balance sheet.

(k)

Actual and as adjusted share information does not give effect to the consummation of the Stock Split to be effected immediately prior to and contingent upon the closing of this offering. As further adjusted share information gives effect to the consummation of the Stock Split and the Preferred Stock Conversion.

DILUTION

Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of June 30, 2021 was approximately $89.0 million, or $795.4 per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering but giving effect to the Preferred Stock Conversion and Stock Split. After giving effect to the sale of the shares in this offering, at the assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and further assuming the receipt of the estimated net proceeds of $89.6 million (after deducting estimated underwriting discounts and commissions and estimated offering expenses and the application of such proceeds as described in “Use of Proceeds”), our as adjusted pro forma net tangible book value as of June 30, 2021 would have been approximately $184.0 million, or $3.90 per share. This represents an immediate decrease in the net tangible book value of $1.60 per share to the Legacy Owners and an immediate dilution (i.e., the difference between the offering price and the as adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $13.10 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of the Stronghold LLC Units have been exchanged for Class A common stock):

Assumed initial public offering price per share		$17.00
Pro forma net tangible book value per share as of June 30, 2021 (before this offering and after giving effect to the Preferred Stock Conversion and the Stock Split)	$2.30
Less a decrease per share attributable to new investors in this offering	$1.60
As adjusted pro forma net tangible book value per share after giving further effect to this offering		$3.90
Dilution in pro forma reduced net tangible book value per share to new investors in this offering(1)		$13.10

(1)

If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma reduced net tangible book value per share to new investors in this offering would equal $13.22 or $12.98, respectively.

The following table summarizes, on an as adjusted pro forma basis as of June 30, 2021, the total number of shares of Class A common stock owned by the Legacy Owners (taking into account the Preferred Stock Conversion and Stock Split and assuming that 100% of the Stronghold LLC Units held by Q Power have been exchanged for Class A common stock (and the corresponding shares of Class V common stock have been cancelled)) and to be owned by new investors, the total consideration paid, and the average price per share paid by the Legacy Owners and to be paid by new investors in this offering at $17.00, calculated before deduction of estimated underwriting discounts and commissions.

		Shares Acquired	Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
			(in thousands)
Legacy Owners	41,276,872	87.5%	$105,220	51.3%	$2.55
New investors in this offering	5,882,352	12.5%	$100,000	48.7%	$17.00
Total	47,159,224	100.0%	$205,220	100.0%	$4.35

The data in the table excludes 4,752,000 shares of Class A common stock initially reserved for issuance (adjusted for the Stock Split) under our New LTIP.

Each $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share of Class A common stock would increase (decrease) the total consideration paid by new investors in this offering and the total consideration paid by all holders of Class A common stock by $47.2 million, assuming the number of shares of Class A common stock offered by us remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ over-allotment option to purchase additional shares is exercised in full, the number of shares of Class A common stock being offered in this offering will be increased to 6,764,705, or approximately 35.4% of the total number of shares of Class A common stock.

UNAUDITED PRO FORMA COnsolidated FINANCIAL INFORMATION

The following unaudited pro forma consolidated statements of operations for the year ended December 31, 2020 and the six months ended June 30, 2021 present our consolidated results of operations after giving effect to the following adjustments, which we collectively refer to as the “pro forma adjustments”: (i) the Panther Creek Acquisition, (ii) a preliminary purchase price allocation of the Panther Creek Acquisition, (iii) funding pursuant to the Arctos/NYDIG Financing Agreement on July 2, 2021, (iv) the issuance of 154,114 shares of Class A common stock to Minerva Semiconductor Corp. upon final delivery of equipment (miners), (v) payments of the remaining commitments under the equipment financing agreements, (vi) additional transaction related costs (collectively, (iii), (iv), (v) and (vi) are referred to as the “Equipment Financing and Transaction Costs”), (vii) major repairs and upgrade maintenance to achieve maximum capacities at the Panther Creek Plant, (viii) this offering and our receipt of the estimated net proceeds from this offering and the subsequent contribution of such net proceeds to Stronghold LLC in exchange for Stronghold LLC Units, (ix) the Preferred Stock Conversion and the Stock Split, and (x) the establishment of a valuation allowance against  Stronghold Inc.’s net deferred tax assets, and a provision for corporate income taxes on the income attributable to Stronghold Inc. at an effective rate of 0% for each of the fiscal year ended December 31, 2020 and the six months ended June 30, 2021, inclusive of all U.S. federal, state and local income taxes, net. Management continues to evaluate the likelihood of Stronghold Inc. utilizing its deferred tax assets, and while the valuation allowance remains in place, we expect to record no income tax expense. Should the valuation allowance no longer be required, the 21% statutory federal income tax rate will apply to income allocated to Stronghold Inc. as well as state and local income taxes, resulting in an estimated blended statutory rate of 28.89%. The unaudited pro forma consolidated balance sheet as of June 30, 2021 gives effect to the pro forma adjustments, including this offering, as if the same had occurred on June 30, 2021. We have derived the unaudited pro forma consolidated financial information for the year ended December 31, 2020 from the audited historical financial statements of our accounting predecessor and its subsidiaries and Panther Creek included elsewhere in this prospectus. We have derived the unaudited pro forma consolidated financial information as of and for the six months ended June 30, 2021 from the unaudited historical financial statements of Stronghold Inc. and its subsidiaries and Panther Creek included elsewhere in this prospectus. The unaudited pro forma financial information should be read in conjunction with the historical financial statements.

The pro forma adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions described herein and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements. The assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with these unaudited pro forma consolidated financial statements.

The pro forma adjustments included herein do not give effect to the Tax Receivable Agreement, because an exchange that triggers the benefit and compensation owed by us under the Tax Receivable Agreement (i.e. the redemption of Stronghold LLC Units for shares of Class A common stock or cash) has not yet occurred and is not expected to occur until after the completion of this offering. Estimating the amount and timing of Stronghold Inc.’s realization of tax benefits subject to the Tax Receivable Agreement is by its nature imprecise and unknown at this time and will vary based on a number of factors, many of which are outside of our control. Solely for purposes of illustration, we expect that if there were a redemption of all of the Stronghold LLC Units held by Q Power immediately after this offering (which is not likely or anticipated), the estimated tax benefits to Stronghold Inc. subject to the Tax Receivable Agreement could be up to $191.8 million (to the extent Stronghold Inc. has actual tax liability equal to or in excess of this amount) to be utilized over at least 15 years from the date of this offering as and when such benefits are realized (or in some cases, deemed realized). This illustration is almost certainly not accurate as it is based on stylized assumptions that are not realistic, and the actual or deemed benefits (and corresponding payments under the Tax Receivable Agreement) are likely to be significantly different. Moreover, any estimate we provide would necessarily be based on numerous uncertain assumptions, including but not limited to a $17.00 per share trading price of Class A common stock, a 21% U.S. federal corporate income tax rate and estimated applicable state and local income tax rates, no material change in U.S. federal, state or local income tax law, and that Stronghold Inc. will have sufficient taxable income on a current basis to utilize such estimated tax benefits. Utilizing this estimate as an illustration, Q Power would be entitled to payments under the Tax Receivable Agreement equal to 85% of the $191.8 million of tax benefits, or approximately $163.0 million, as and when such benefits are realized (or in some cases, deemed realized). See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for additional information.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, costs associated with hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

The unaudited pro forma consolidated financial information and related notes are presented for illustrative purposes only. The pro forma adjustments are based upon available information and methodologies that are factually supportable and directly related to the described transactions, including this offering. The historical financial information has been adjusted in the unaudited pro forma consolidated financial statements to give effect to pro forma events that are related and/or directly attributable to the transactions, are factually supportable and, in the case of the statements of operations, are expected to have a continuing impact on our operating results. The unaudited pro forma consolidated financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had the described transactions, including this offering, taken place on the dates indicated, or that may be expected to occur in the future. In addition, future results may vary significantly from the results reflected in the unaudited pro forma consolidated financial statements and should not be relied on as an indication of our results after the consummation of this offering and other transactions contemplated herein. The pro forma financial information is qualified in its entirety by reference to, and should be read in conjunction with, “Basis of Presentation,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes of Stronghold Inc.’s accounting predecessor and of Stronghold Inc. and its subsidiaries included elsewhere in this prospectus.

Stronghold Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Balance Sheet

As of June 30, 2021

	Stronghold Inc.(1)	NYDIG Master Equipment Financing		Equipment Deposits		Maintenance and Transaction Costs		Minerva Common A Shares	Class V Redemption Rights	Panther Creek Historical	Estimated Panther Creek consideration and preliminary purchase price allocation		As Adjusted		Initial Public Offering		As Further Adjusted
CURRENT ASSETS
Cash	$43,714,779	$24,249,778	(a)	$(28,370,322)		$(5,500,000)	(e)	$—	$—	$47,357	$(3,000,000)	(d)	$31,141,592		$89,599,984	(g)	$120,741,576
Digital currencies	1,259,215									—	—		1,259,215				1,259,215
Accounts receivable	776,620									589,019	—		1,365,639				1,365,639
Due from related party	-									—	—		—				—
Inventory	319,821									1,716,796	—		2,036,617				2,036,617
Derivative contracts, net	-									—	—		—				—
Other current assets	200,621									196,262	—		396,884	(f)			396,884
Total Current Assets	46,271,056	24,249,778		(28,370,322)		(5,500,000)		—	—	2,549,434	(3,000,000)		36,199,947		89,599,984		125,799,931
EQUIPMENT DEPOSITS	78,688,465			28,370,322	(c)	-				—	—		107,058,787				107,058,787
PROPERTY, PLANT AND EQUIPMENT, NET	19,260,330									5,867,798	8,517,352	(d)	33,645,480				33,645,480
LAND	29,919									—	—		29,919				29,919
ROAD BOND	185,245									—	—		185,245				182,245
SECURITY DEPOSIT	—									164,869	—		164,869				164,869
TOTAL ASSETS	$144,435,015	$24,249,778		$—		$(5,500,000)		$—	$—	$8,582,101	$5,517,352		$177,284,247		$89,599,984		$266,884,231
CURRENT LIABILITIES
Current portion of long-term debt	$18,972,445	$11,497,479	(a)							$80,274	$—		$30,550,198				$30,550,198
Related-party notes	—									—			-				—
Accounts payable	14,029,383									498,013			14,527,396				14,527,396
Due to related parties	1,017,409									2,957,590			3,974,999				3,974,999
Accrued liabilities	60,672									399,640			460,312				460,312
Total Current Liabilities	34,079,909	11,497,479	(a)	-		-		-	-	3,935,517	—		49,512,905				49,512,905
LONG-TERM LIABILITIES										—	—		—
Asset retirement obligation	457,650									—	—		457,650				457,650
Contract liabilities	187,841									—	—		187,841				187,841
Economic Injury Disaster Loan	—									—	—		—				—
Paycheck Protection Program Loan	841,670									—	—		841,670				841,670
Warrants issued with conversions of redeemable preferred stock	971,949							-	-	—	—		971,949		477,586	(i)	1,449,535
Discount on long-term debt	—							-	-	—	—		—				—
Long-term debt	18,871,881	11,362,412						-	-	163,936	—		30,398,229				30,398,229
Total Long-Term Liabilities	21,330,991	11,362,412		-		-		-	-	163,936	-		32,857,339		477,586		33,334,925
Total Liabilities	55,410,900	22,859,891		-		-		-	-	4,099,453	-		82,370,244		477,586		82,847,830
MEZZANINE EQUITY
Series A redeemable and convertible preferred stock, $0.0001 par value, aggregate liquidation value $85,000,000, 5,000,000 shares authorized and 3,400,000 issued and outstanding as of June 30, 2021	78,041,113	-								-			78,041,113		(78,041,113)		-

Series B redeemable and convertible preferred stock, $0.0001 par value, aggregate liquidation value $20,000,006, 2,000,000 shares authorized and 630,915 issued and outstanding as of June 30, 2021	18,242,733			-	-	-		-		-	-		18,242,733	(18,242,733)	-
Common Stock - Class V, $0.0001 par value; 12,000,000 shares authorized and 9,395,000 shares issued and outstanding (actual and as adjusted); 50,000,000 shares authorized and 27,057,600 shares issued and outstanding (as further adjusted)	167,661,249				-			79,669,600	(h)	-	-		247,330,849	207,535,551	454,866,400
Series A redeemable preferred units in subsidiary, 400,000 units issued to a non- controlling interest holder and outstanding, aggregate liquidation value $10,000,000	-	-									10,000,000	(d)	10,000,000	(10,000,000)	-
Total Mezzanine Equity	263,945,095			-	-	-		79,669,600			10,000,000		353,614,695	101,251,705	454,866,400
MEMBERS' EQUITY	-									4,482,648	(4,482,648)		-
SHAREHOLDERS’ DEFICIENCY
Series A redeemable and convertible preferred stock, $0.0001 par value, aggregate liquidation value $5,000,000, 200,000 issued and outstanding as of June 30, 2021	200	-		-	-	-		-		-	-		200	(200)	-
Common Stock - Class A, $0.0001 par value, 238,000,000 shares authorized (actual, as adjusted and as further adjusted); 48,845(1) shares issued and outstanding (actual); 202,959(2) shares issued and outstanding (as adjusted); 19,985,535 shares issued and outstanding (as further adjusted)	5	-				-		-		-	-		5	1,994	1,999
Accumulated deficits	(182,190,312)	-			(5,500,000)			(79,669,600)		-	-		(267,359,912)	(208,013,137)	(475,373,049)
Additional Paid in Capital	8,659,015	-				3,852,850	(b)	-		-	-		12,511,865	192,029,186	204,541,051
Stock Subscriptions	(1,389,888)	1,389,888	(a)			(3,852,850)		-		-	-		(3,852,850)	3,852,850	—
Stockholders' deficiency or partners' deficit	(174,920,979)	1,389,888		-	(5,500,000)	-		(79,669,000)		4,482,648	(4,482,648)		(258,700,691)	(12,129,307)	(270,829,998)
TOTAL LIABILITIES, MEZZANINE EQUITY, MEMBERS' EQUITY AND DEFICIENCY	$144,435,015	$24,249,778		$—	$(5,500,000)	$—		$—		$8,582,101	$5,517,352		$177,284,247	$89,599,984	$266,884,231

1 Actual unaudited condensed consolidated balance sheet as of June 30, 2021.

Notes to the Unaudited Pro Forma Consolidated Balance Sheet

(a)

Reflects $24.2 million (net of deferred loan costs) in proceeds received on July 2, 2021 as part of the Arctos/NYDIG Financing Agreement.  The Arctos/NYDIG Financing Agreement included an issuance to NYDIG of 43,845 shares of Class A common stock on the effective date of such agreement (or June 25, 2021), and is included as equity in Stronghold Inc.’s results for the presented period. Following the Stock Split, the amount issued to NYDIG will be adjusted to 126,273 shares of Class A common stock. The table below includes the reclassification of the fair market value of these shares as debt issuance costs for pro forma purposes.

	P&I	Deferred Loan Costs	Total	Debt Issuance Costs[1]	Pro Forma
Loan Proceeds			$24,249,778
Current portions	$11,744,670	$(247,192)	$11,497,479	$—	$11,497,479
Long Term portions	$12,999,491	$(247,192)	$12,752,299	$(1,389,888)	$11,362,412
	$24,744,162	$(494,383)	$24,249,778	$(1,389,888)	$22,859,891

1 Includes 43,845 shares of Class A common stock at $31.70 issuance price reported as Stock Subscriptions as of June 30, 2021 and are reclassified, on a proforma basis, as debt issuance costs after the loan proceeds were received on July 2, 2021. Following the Stock Split, this will be adjusted to 126,273 shares of Class A common stock.

(b)

Issuance of 154,114 shares of Class A common stock at a price of $25.00 per share (pursuant to the Minerva Purchase Agreement) or $3.85 million. Following the Stock Split, this will be adjusted to 443,848 shares of Class A common stock.

(c)	Reflects the remaining commitments to three equipment vendors for delivery of mining equipment.
(d)

We have performed a preliminary valuation analysis of the fair market value of the Panther Creek assets to be acquired and liabilities to be assumed. Using the total consideration for the Panther Creek Acquisition, we have estimated the allocations to such assets and liabilities. The following table summarizes the estimated allocation of the preliminary purchase price (in thousands):

Difference in purchase price less assets and liabilities assumed	$8,517
Assets acquired *	8,582
Liabilities assumed *	(4,099)
Total estimated consideration	$13,000

* Individual assets and liabilities acquired have been condensed for purposes of this illustration.

This preliminary purchase price allocation has been used to prepare the transaction accounting adjustments in this unaudited pro forma consolidated balance sheet and statements of operations. The final purchase price allocation will be determined when we have completed the detailed valuations and necessary calculations as described in more detail below. The final allocation is expected to be completed when we file our report on Form 10-K for the year ending December 31, 2021, and could differ materially from the preliminary allocation used in the transaction accounting adjustments. The final allocation may include (1) changes in fair values of property, plant and equipment; (2) changes in allocations to intangible assets, such as trade names, technology and customer relationships, as well as goodwill; and (3) other changes to assets and liabilities.

(e)

Reflects $3.0 million maintenance costs pertaining to the Panther Creek Acquisition and $2.5 million for us to complete the Reorganization, resulting in a total of $5.5 million in expenses included on the unaudited pro forma consolidated statements of operations.

(f)

Other current assets includes a deferred tax asset of $0. The deferred tax asset is measured based on the outside tax basis versus GAAP basis of Stronghold Inc.’s interest in Stronghold LLC. Before the application of the valuation allowance, Stronghold Inc. has determined that a deferred tax asset could result because of the

Reorganization. Management has assessed the realizability of the deferred tax asset, and determined that realization does not meet the more-likely-than-not standard outlined in ASC 740.  Therefore, we have established a valuation allowance against the deferred tax asset. Net of the valuation allowance, the recorded deferred tax asset is $0.

(g)  From this offering, we expect to receive net proceeds from the sale of Class A common stock of approximately $89.6 million, representing the gross proceeds of $100.0 million less the underwriting discounts and commissions of $7.0 million and estimated offering expenses payable by us of $3.4 million.  The gross proceeds are based on the initial public offering price of $17.00 per share of Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus). We intend to contribute the net proceeds of this offering to Stronghold LLC in exchange for Stronghold LLC Units. Stronghold LLC will use such proceeds for general corporate purposes, including acquisitions of miners and power generating assets and to pay the expenses of this offering. Please see “Use of Proceeds.”

(h)

Reflects certain redemption rights of the Class V common stock.  Valuation reflects, on a pre-Stock Split basis, the difference of the greater of the book value or redemption amount from the date of the issuance to the pro forma date, or $26.87 per share minus $18.39 per share, multiplied by 9,395,000 shares of outstanding Class V common stock. For each share of Class V common stock outstanding, there is a corresponding outstanding Class A common unit of Stronghold LLC.  The redemption of any share of Class V common stock would be accompanied by a concurrent redemption of the corresponding Class A common unit of Stronghold LLC, such that both the share of Class V common stock and the corresponding Class A common unit of Stronghold LLC are redeemed as a combined unit in exchange for either a single share of Class A common stock or cash of equivalent value based on the fair market value of the Class A common stock at the time of the redemption.  For accounting purposes, the value of the Class A common units of Stronghold LLC is attributed to the corresponding shares of Class V common stock on our balance sheet.

(i)	Reflects outstanding warrants adjusted for the Stock Split and assumes fair valuation adjustments as of the date of this offering.

Stronghold Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Statements of Operations For the Six Months Ended June 30, 2021

	Stronghold Inc.	Reorganization, Equipment Deposits/Maintenance and Transactions Costs		Panther Creek Acquisition	As Adjusted		Initial Public Offering		As Further Adjusted
OPERATING REVENUES
Energy	$3,486,822	—		$2,870,572	$6,357,394		$—		$6,357,394
Capacity	1,283,236	—		—	1,283,236		—		1,283,236
Cryptocurrency hosting	1,242,518	—		—	1,242,518		—		1,242,518
Cryptocurrency mining	1,840,518	—		—	1,840,518		—		1,840,518
Other	33,123	—		293,567	326,690		—		326,690
Total operating revenues	7,886,602	—		3,164,139	11,050,741		—		11,050,741
OPERATING EXPENSES
Fuel	4,100,521	—		942,057	5,042,578		—		5,042,578
Operations and maintenance	3,204,858	3,000,000	(a)	2,390,085	8,594,943		—		8,594,943
General and administrative	2,907,847	—		—	2,907,847		—		2,907,847
Impairments on digital currencies	375,246	—		—	375,246		—		375,246
Depreciation and amortization	1,305,174	—		204,174	1,509,348		—		1,509,348
Total operating expenses	11,893,646	3,000,000		3,536,316	18,429,962		—		18,429,962
OPERATING LOSS	(4,007,044)	(3,000,000)		(372,177)	(7,379,221)		—		(7,379,221)
OTHER INCOME (EXPENSE)
Interest income	—	—		8,884	8,884		—		8,884
Interest expense	(134,083)	—		(5,252)	(139,335)		—		(139,335)
Gain on extinguishment of PPP loan	638,800	—		—	638,800		—		638,800
Realized gain (loss) on sale of digital currencies	149,858	—		—	149,858		—		149,858
Changes in fair value of warrant liabilities	(191,477)	—		—	(191,477)		(477,586)	(e)	(669,063)
Derivative contracts, net	-	—		—	-		—		—
Waste coal credit	23,796	—		257,316	281,112		—		281,112
Other	38,185	(2,500,000)	(b)	—	(2,461,815)		—		(2,461,815)
Total other income	525,079	(2,500,000)		260,948	(1,713,973)		(477,586)		(2,191,559)
Pre Tax Loss	(3,481,965)	(5,500,000)		(111,229)	(9,093,194)		(477,586)		(9,570,781)
INCOME TAX EXPENSE
Provision/(benefit) for income taxes	—	—		—	—	(c)	—		—
Less: Net loss attributable to non-controlling interest	(2,402,488)	(3,850,000)		(77,860)	(6,330,348)	(d)	6,330,348		—
NET LOSS	$(1,079,477)	(1,650,000)		$(33,369)	$(2,762,846)		$(6,807,936)		$(9,570,781)
Pro forma weighted average shares of Class A common unit/stock outstanding:									—
Basic	8,137	—		—	—		15,298		23,435	(f)
Dilutive	8,137	—		—	—		15,298		23,435	(f)
Pro forma earnings per share of Class A common stock:
Basic	$(124)	—		—	—		—		$(408)
Dilutive	$(124)	—		—	—		—		$(408)

Notes to the Unaudited Pro Forma Consolidated Statements of Operations

(a)	Reflects $3.0 million related to repairs and upgrade maintenance, the majority of which related to the Panther Creek Plant, to achieve maximum capacities by the end of September 2021.
(b)	Reflects $2.5 million of cash paid by us to complete the Reorganization.
(c)

As noted in the notes to the unaudited pro forma consolidated balance sheet as of June 30, 2021, we recorded a full valuation allowance on the Deferred Tax Asset.  Therefore, the pro forma benefit for income taxes is $0.

(d)

The reflected amount of ($6.3 million) represents a 70% non-controlling interest after the Reorganization effective April 1, 2021, comprised of the 67% non-controlling interest held by Q Power and the 3% non-controlling interest held by Olympus.

(e)

Reflects outstanding warrants adjusted for the Stock Split and an initial public offering price of $17.00 per share of Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus).

(f)	Adjusted for the Stock Split.

Stronghold Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Statements of Operations For the Year Ended December 31, 2020

	Accounting Predecessors	Reorganization, Equipment Deposits/Maintenance and Transaction Costs		Panther Creek Acquisition	As Adjusted		Initial Public Offering	As Further Adjusted
OPERATING REVENUES
Energy	$518,397	—		$3,941,942	$4,460,339		$—	$4,460,339
Capacity	2,816,457	—		—	2,816,457		—	2,816,457
Cryptocurrency hosting	252,413	—		—	252,413		—	252,413
Cryptocurrency mining	339,456	—		—	339,456		—	339,456
Other	191,661	—		424,474	616,135		—	616,135
Total operating revenues	4,118,384	—		4,366,416	8,484,800		—	8,484,800
OPERATING EXPENSES
Fuel	425,126	—		1,916,161	2,341,287		—	2,341,287
Operations and maintenance	3,305,833	3,000,000	(a)	4,512,277	10,818,110		—	10,818,110
General and administrative	2,269,525			—	2,269,525		—	2,269,525
Depreciation and amortization	558,630	—		417,581	976,211		—	976,211
Total operating expenses	6,559,114	3,000,000		6,846,019	16,405,133		—	16,405,133
OPERATING LOSS	(2,440,730)	(3,000,000)		(2,479,603)	(7,920,333)		—	(7,920,333)
OTHER INCOME (EXPENSE)
Interest income	2,982	—		—	2,982		—	2,982
Interest expense	(205,480)	—		(26,629)	(232,109)		—	(232,109)
Gain on extinguishment of EIDL advance	10,000	—		—	10,000		—	10,000
Realized gain (loss) on sale of digital currencies	31,810	—		—	31,810		—	31,810
Commission on sale of ash	—	—		—	—		—	—
Derivative contracts, net	1,207,131	—		—	1,207,131		—	1,207,131
Waste coal credit	1,188,210	—		345,005	1,533,215		—	1,533,215
Renewable energy	35,493	—		—	35,493		—	35,493
Other	25,590	(2,500,000)	(b)	(400,000)	(2,874,410)		—	(2,874,410)
Total other income	2,295,736	(2,500,000)		(81,624)	(285,888)		—	(285,888)
Pre Tax Loss	(144,994)	(5,500,000)		(2,561,227)	(8,206,221)		—	(8,206,221)
INCOME TAX EXPENSE
Provision/(benefit) for income taxes	—	—		—	—	(c)	—	—
Less: Net loss attributable to non- controlling interest	—	(3,850,000)		(1,792,859)	(5,642,859)	(d)	5,642,859	-
NET LOSS	$(144,994)	$(1,650,000)		(768,368)	$(2,563,362)		$(5,642,859)	$(8,206,221)

Notes to the Unaudited Pro Forma Consolidated Statements of Operations

(a)	Reflects $3.0 million related to repairs and upgrade maintenance, the majority of which related to the Panther Creek Plant, to achieve maximum capacities by the end of September 2021.
(b)	Reflects $2.5 million of cash paid by us to complete the Reorganization.
(c)

As noted in the notes to the unaudited pro forma consolidated balance sheet as of June 30, 2021, we recorded a full valuation allowance on the Deferred Tax Asset.  Therefore, the pro forma benefit for income taxes is $0.

(d)

($5.6 million) represents a 70% non-controlling interest after the Reorganization effective April 1, 2021, comprised of the 67% non-controlling interest held by Q Power and the 3% non-controlling interest held by Olympus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Operating Data,” “Unaudited Pro Forma Consolidated Financial Information” and our audited combined financial statements and related notes appearing elsewhere in this prospectus. The following discussion contains “forward-looking statements” that reflect our future plans, estimates, beliefs and expected performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, including those described in this prospectus under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.

Overview

We are a vertically integrated crypto asset mining company currently focused on mining Bitcoin. We wholly-own and operate the Scrubgrass Plant, a low-cost, environmentally-beneficial coal refuse power generation facility that we have upgraded in Scrubgrass Township, Pennsylvania, and it is recognized as an Alternative Energy System because coal refuse is classified under Pennsylvania law as a Tier II Alternative Energy Source (equivalent to large-scale hydropower). We are committed to generating our energy and managing our assets sustainably, and we believe that we are one of the first vertically integrated crypto asset mining companies with a focus on environmentally-beneficial operations. In addition to being environmentally-beneficial and sustainable, owning our own source of power helps us to produce Bitcoin at one of the lowest prices among our publicly traded peers. We also believe that owning our own power source makes us a more attractive partner to crypto asset mining equipment purveyors. We have entered into a definitive agreement to purchase a second coal refuse power generation facility and a non-binding letter of intent to purchase a third coal refuse power generation facility. We intend to leverage these competitive advantages to continue to grow our business through the opportunistic acquisition of additional power generating assets and miners.

Bitcoin Mining Growth

During 2018 and 2019, we began providing Bitcoin mining services to third parties and also began operating our own Bitcoin mining equipment to generate Bitcoin, which we then exchange for U.S. Dollars. We have been expanding our mining operations since such date.  We currently operate approximately 3,000 crypto asset mining computers (known as “miners”) with hash rate capacity of approximately 185 PH/s. We have entered into definitive agreements with multiple suppliers to purchase approximately 26,150 additional miners with a total hash capacity equal to over 2,500 PH/s. Of these miners, 72% are scheduled to be delivered in 2021, with the next batch scheduled for delivery in October 2021, 21% are scheduled to be delivered in the first quarter of 2022, and the remaining 6% are scheduled to be delivered during the remainder of 2022. With part of the proceeds of this offering, we intend to procure approximately 55,800 additional miners, which we anticipate will bring our total hash rate capacity to over 2,100 PH/s by December 2021 and to over 8,000 PH/s by December 2022. We intend to house our miners at the Scrubgrass Plant, the Panther Creek Plant, a coal refuse power generation facility that we have under contract to purchase, and additional power assets, one of which is the Third Plant that we have under a non-binding letter of intent to purchase.

With the full deployment of these new miners, our total fleet is currently expected to comprise approximately 85,000 total miners by December 2022 and consume approximately 290 MW of electricity.

Trends and Other Factors Impacting Our Performance

COVID-19 and Supply Chain Constraints

The COVID-19 global pandemic has resulted and is likely to continue to result in significant national and global economic disruption, which may adversely affect our business. Among other things, the COVID-19 pandemic has caused supply chain disruptions that may have lasting impacts. Additionally, the global supply chain for Bitcoin miners is presently further constrained due to unprecedented demand coupled with a global shortage of mining equipment and mining equipment parts. Based on our current assessments, however, we do not expect any material impact on long-term development, operations, or liquidity due to the spread of COVID-19. However, we are actively monitoring this situation and the possible effects on its financial condition, liquidity, operations, suppliers, and industry.

China’s Crackdown on Bitcoin Mining

In May 2021, the Chinese government called for a crackdown on bitcoin mining and trading. Following this, the majority of bitcoin miners in China were taken offline. This resulted in (i) a significant reduction in the bitcoin global network hash rate, (ii) an increase in the availability of bitcoin miners for purchase and (iii) an increase in the demand for power outside of China. Further, in September 2021, Chinese regulators instituted a blanket ban on all crypto mining and transactions, including overseas crypto exchange services taking place in China, effectively making all crypto-related activities illegal in China. The reduction in network hash rate has improved bitcoin mining profitability, with plugged-in bitcoin miners representing a larger percentage of the global hash rate. Additionally, we believe that we may benefit because we may be able to procure miners at favorable economic and delivery terms in exchange for access to low-cost power. We do not believe that higher demand for power will have a negative impact on our business because we own and operate our power sources.

Recent Developments

Acquisitions

On March 3, 2021, SDM entered into the Olympus LOI with Olympus for the purchase of (i) the Aspen Interest, (ii) the Panther Creek Plant, and (iii) the Third Plant.

On July 9, 2021, we entered into a purchase agreement for the Panther Creek Acquisition, as contemplated by the Olympus LOI, from Panther Creek Reclamation Holdings, LLC, a subsidiary of Olympus Power, LLC. The Panther Creek Acquisition includes all of the assets of Panther Creek, comprised primarily of the Panther Creek Plant. The Panther Creek Plant is a coal refuse reclamation facility with 80 MW of net electricity generation capacity located near Nesquehoning, Pennsylvania. The consideration for the Panther Creek Plant is approximately $3.0 million in cash and 400,000 Series A Preferred Units of Stronghold LLC (on a pre-Stock Split basis), or in the event that all Series A Preferred Units of Stronghold LLC have been converted into Stronghold LLC Units, an equivalent amount of Stronghold LLC Units, together with a corresponding number of shares of Class V common stock. The Panther Creek Acquisition is subject to customary closing conditions and regulatory approvals.

We continue to evaluate the acquisition of the Third Plant as contemplated by the Olympus LOI, although we do not consider this acquisition to be probable at this time. The acquisition of the Third Plant is subject to due diligence and the negotiation of a definitive agreement, and there is no assurance that the acquisition will be completed. The consideration for the Third Plant is expected to be approximately $3.0 million in cash and $6,250,000 of Stronghold LLC Units, together with a corresponding number of shares of Class V common stock. If acquired, we plan to store newly acquired miners at or near the Third Plant and use power generated by the Third Plant to power crypto asset mining operations in an environmentally conscious manner. We are also strategically pursuing acquisitions of additional assets.

Northern Data

On August 17, 2021, Stronghold LLC entered into a Hosting Services Agreement with Northern Data whereby Northern Data will construct and operate a colocation datacenter facility located on the Scrubgrass Plant, the primary business purpose of which will be to provide hosting services and support the cryptocurrency miners that we have purchased but not yet received.

Reorganization

On April 1, 2021, we effected the Reorganization. See “Prospectus Summary—Corporate Reorganization” and “Corporate Reorganization” for more information.

Key Performance Metrics

We rely on Adjusted EBITDA, a non-GAAP key performance metric, to evaluate our business, measure our performance, and make strategic decisions.

Adjusted EBITDA is a non-GAAP financial measure. We define Adjusted EBITDA as net income (loss) before interest, taxes, depreciation and amortization, further adjusted by the removal of one-time transaction costs, impairment of digital currencies, realized gains and losses on the sale of long-term assets, expenses related to stock-based compensation, gains or losses on derivative contracts, gain on extinguishment of debt, realized gain or loss of digital currencies, waste coal credits, commission on sale of ash, or changes in fair value of warrant liabilities in the period presented.

Our board of directors and management team use Adjusted EBITDA to assess our financial performance because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense and income), asset base (such as depreciation, amortization, impairment, and realized gains and losses on sale of long-term assets) and other items (such as one-time transaction costs, expenses related to stock-based compensation, and unrealized gains and losses on derivative contracts) that impact the comparability of financial results from period to period. We present Adjusted EBITDA because we believe it provides useful information regarding the factors and trends affecting our business in addition to measures calculated under GAAP. Adjusted EBITDA is not a financial measure presented in accordance with GAAP. We believe that the presentation of this non-GAAP financial measure will provide useful information to investors and analysts in assessing our financial performance and results of operations across reporting periods by excluding items we do not believe are indicative of our core operating performance. Net income (loss) is the GAAP measure most directly comparable to Adjusted EBITDA. Our non-GAAP financial measure should not be considered as an alternative to the most directly comparable GAAP financial measure. You are encouraged to evaluate each of these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in such presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. There can be no assurance that we will not modify the presentation of Adjusted EBITDA in the future, and any such modification may be material. Adjusted EBITDA has important limitations as an analytical tool and you should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definition of this non-GAAP financial measure may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

For a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please see “—Comparison of Non-GAAP Financial Measure.”

Critical Accounting Policies and Significant Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, each as of the date of the financial statements, and revenues and expenses during the periods presented. On an ongoing basis, management evaluates their estimates and assumptions, and the effects of any such revisions are reflected in the financial statements in the period in which they are determined to be necessary. Actual outcomes could differ materially from those estimates in a manner that could have a material effect on our combined financial statements. Set forth below are the policies and estimates that we have identified as critical to our business operations and understanding our results of operations, based on the high degree of judgment or complexity in their application.

Digital Currencies

Digital currencies are included in current assets in the combined balance sheet. Digital currencies are recorded at cost less any impairment.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. In testing for impairment, we have the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If we conclude otherwise, we are required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. We account for our gains or losses in accordance with the first in, first out (FIFO) method of accounting.

Post-Offering Taxation and Public Company Costs

Stronghold LLC is and has been organized as a pass through entity for U.S. federal income tax purposes and is therefore not subject to entity-level U.S. federal income taxes. Stronghold Inc. was incorporated as a Delaware corporation on March 19, 2021 and therefore is subject to U.S. federal income taxes and additional state and local taxes with respect to its allocable share of any taxable income of Stronghold LLC and is taxed at the prevailing corporate tax rates. In addition to tax expenses, Stronghold Inc. also incurs expenses related to its operations, plus payment obligations under the Tax Receivable Agreement, which are expected to be significant. To the extent Stronghold LLC has available cash and subject to the terms of any current or future debt instruments, the Stronghold LLC Agreement requires Stronghold LLC to make pro rata cash distributions to Stronghold Unit Holders, including Stronghold Inc., in an amount sufficient to allow Stronghold Inc. to pay its taxes and to make payments under the Tax Receivable Agreement. In addition, the Stronghold LLC Agreement requires Stronghold LLC to make non-pro rata payments to Stronghold Inc. to reimburse it for its corporate and other overhead expenses, which payments are not treated as distributions under the Stronghold LLC Agreement. See “—Tax Receivable Agreement” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

In addition, we expect to incur incremental, non-recurring costs related to our transition to a publicly traded corporation, including the costs of this initial public offering and the costs associated with the initial implementation of our internal control reviews and testing pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). We also expect to incur additional significant and recurring expenses as a publicly traded corporation, including costs associated with compliance under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), annual and quarterly reports to common stockholders, registrar and transfer agent fees, national stock exchange fees, audit fees, incremental director and officer liability insurance costs and director and officer compensation. Our financial statements following this offering will reflect the impact of these expenses.

Factors Affecting Comparability of Our Future Results of Operations to Our Historical Results of Operations

Our historical financial results discussed below may not be comparable to our future financial results for the reasons described below.

Stronghold Inc. is subject to U.S. federal, state and local income taxes as a corporation. Our accounting predecessor was  treated as a partnership for U.S. federal income tax purposes, and as such, was generally not subject to U.S. federal income tax at the entity level. Rather, the tax liability with respect to its taxable income was passed through to its members. Accordingly, the financial data attributable to our predecessor contains no provision for U.S. federal income taxes or income taxes in any state or locality. Due to cumulative and current losses as well as an evaluation of other sources of income as outlined in ASC 740, management has determined that the utilization of deferred taxes is not more likely than not, and therefore we have recorded a valuation allowance against our net deferred tax assets. Management continues to evaluate the likelihood of the Company utilizing its deferred taxes, and while the valuation allowance remains in place, we expect to record no income tax expense or benefit. Should the valuation allowance no longer be required, the 21% statutory federal income tax rate will apply to income allocated to Stronghold Inc. as well as state and local income taxes, resulting in an estimated blended statutory rate of 28.89% of pre-tax earnings or losses.

As we further implement controls, processes and infrastructure applicable to companies with publicly traded equity securities, it is likely that we will incur additional selling, general and administrative expenses relative to historical periods. Our future results will depend on our ability to efficiently manage our combined operations and execute our business strategy.

As we continue to acquire miners and utilize our power generating assets to power such miners, we anticipate that a great proportion of our revenue and expenses will relate to crypto asset mining.

Results of Operations

Consolidated Results

Six Months Ended June 30, 2021 and June 30, 2020

	Six Months Ended June 30,
	2021	% of Total	2020	% of Total	$ Change	% Change vs. 2020
	(unaudited)		(unaudited)
OPERATING REVENUES
Energy	$3,486,822	44.2%	$584,659	27.0%	$2,902,163	496.4%
Capacity	1,283,236	16.3%	1,469,661	67.8%	(186,425)	(12.7)%
Crypto asset hosting	1,242,518	15.8%	—	0.0%	1,242,518	—
Crypto asset mining	1,840,903	23.3%	80,229	3.7%	1,760,674	2,194.5%
Other	33,123	0.4%	33,743	1.6%	(620)	(1.8)%
Total operating revenues	7,886,602	100.0%	2,168,292	100.0%	5,718,309	263.7%
OPERATING EXPENSES
Fuel	4,100,521	34.5%	302,937	10.2%	3,797,584	1,253.6%
Operations and maintenance	3,204,858	26.9%	1,663,367	55.8%	1,541,491	92.7%
General and administrative	2,907,847	24.4%	728,590	24.5%	2,179,257	299.1%
Impairments on digital currencies	375,246	3.2%	—	0.0%	375,246	—
Depreciation and amortization	1,305,174	11.0%	283,453	9.5%	1,021,721	360.5%
Total operating expenses	11,893,646	100.0%	2,978,347	100.0%	8,915,300	299.3%
NET OPERATING INCOME/(LOSS)	(4,007,044)		(810,055)		(3,196,990)	394.7%
OTHER INCOME (EXPENSE)
Interest Expense	(134,083)	(25.5)%	(74,500)	(6.4)%	(59,583)	80.0%
Gain on extinguishment of PPP loan	638,800	121.7%	—	0.0%	638,800	—
Realized gain (loss) on sale of digital currencies	149,858	28.5%	1,280	0.1%	148,579	11,609.7%
Changes in fair value of warranty liabilities	(191,477)	(36.5)%	—	0.0%	(191,477)	—
Derivative contracts, net	—	0.0%	1,207,131	103.3%	(1,207,131)	(100.0)%
Waste coal credit	23,796	4.5%	7,500	0.6%	16,296	217.3%
Other	38,185	7.3%	27,258	2.3%	10,927	40.1%
Total other income	525,079	100.0%	1,168,669	100.0%	(643,590)	(55.1)%
NET INCOME/(LOSS)	$(3,481,965)		$358,614		$(3,840,580)	(1,071.0)%

Highlights of our consolidated results of operations for six months ended June 30, 2021 compared to the six months ended June 30, 2020 include:

Total revenue from all segments increased by $5.7 million, or 263.7%, to approximately $7.9 million. The largest single source of revenue growth is from energy generation and the continued ramp up to full MW capacity. This growth was approximately $2.9 million or 496.4%. Additionally, total crypto asset revenue growth of approximately $3.1 million included approximately $1.2 million from hosting and an increase of $1.9 million from mining.  No hosting revenue existed in the six months ended June 30, 2020. Impairment costs of $375.2 thousand was attributed to the declines in the Bitcoin market pricing during the May to June 2021 timeframe.

Operating expenses increased by $8.9 million or 299.3%.  The increase was partially attributable to increases of $3.8 million in fuel for the Scrubgrass Plant to produce higher MW capacity to provide power to the energy operations and cryptocurrency operations segments. The Scrubgrass Plant was relatively dormant for the six months ended June 30, 2020. Additionally, we experienced an increase of $1.5 million in operations and maintenance expenses related to the energy ramp-up requiring labor, vehicles, and major maintenance and upgrade operating expenses so the Scrubgrass Plant can be fully operational at the required higher capacities. Further, we had an increase of $2.2 million in general and administrative expenses due to legal and professional fees, delinquent property taxes, increased insurance costs, and compensation as we continue to organize and scale to a larger legal structure. Impairment costs of $375.2 thousand was attributed to the declines in the Bitcoin market pricing during the May to June 2021 timeframe. We also recorded $1.3 million in depreciation, an increase of approximately $1.1 million over the comparable period in 2020, due to the ramp-up of capital expenditures required for miners and power transformers to grow the cryptocurrency hosting and mining infrastructures.

During the six months ended June 30, 2021, other income decreased by $(643.6) thousand to $525.1 thousand as a result of the $1.2 million gains from closing out all derivates (i.e. hedging positions) during the prior comparable period. The negative impact of the change due to the derivate gains for the six months ended June 30, 2020 were partially offset by the gains from the extinguishment of the $638.8 thousand PPP loan in January 2021.

Segment Results

The below presents summarized results for our operations for  the two reporting segments: Energy Operations and  Cryptocurrency Operations.

	Six Months Ended,
	June 30, 2021	June 30, 2020	$ Change	% Change vs. 2020
Operating Revenues
Energy Operations	$4,803,181	$2,088,064	$2,715,117	130.0%
Cryptocurrency Operations	3,083,421	80,228	3,003,193	3,743.3%
Total Operating Revenues	$7,886,602	$2,168,292	$5,718,310	263.7%

Net Operating Income/(Loss)
Energy Operations	$(3,785,805)	$(882,260)	$(2,903,545)	329.1%
Cryptocurrency Operations	$(221,239)	72,205	(293,445)	(406.4)%
Net Operating Income/(Loss)	$(4,007,044)	$(810,055)	$(3,196,990)	394.7%
Other Income, net (a)	525,079	1,168,669	$(643,590)	(55.1)%
Net Income/(Loss)	$(3,481,965)	$358,614	$(3,840,579)	(1,071.0)%

Depreciation and Amortization
Energy Operations	$(281,538)	$(283,453)	$1,915	(0.7)%
Cryptocurrency Operations	(1,023,636)	-	(1,023,636)	-
Total Depreciation & Amortization	$(1,305,174)	$(283,453)	$(1,021,721)	360.5%

Interest Expense
Energy Operations	$(68,305)	$(74,500)	$6,194	(8.3%)
Cryptocurrency Operations	(65,777)	-	(65,777)	-
Total Interest Expense	$(134,083)	$(74,500)	$(59,583)	80.0%

(a)

We do not allocate other income, net for segment reporting purposes. Amount is shown as a reconciling item between net operating income/(losses) and consolidated income before taxes. Refer to our consolidated statement of operations for the six months ended June 30, 2021 and 2020 for further details.

Energy Operations Segment

	Six Months Ended June 30,
	2021	% of Total	2020	% of Total	$ Change	% Change vs. 2020
	(unaudited)		(unaudited)
OPERATING REVENUES
Energy	$3,486,822	72.6%	$584,659	28.0%	$2,902,163	496.4%
Capacity	$1,283,236	26.7%	$1,469,661	70.4%	$(186,425)	(12.5)%
Other	$33,123	0.7%	$33,743	1.6%	$(620)	(1.8)%

Total operating revenues	$4,803,181	100.0%	$2,088,063	100.0%	$2,715,118	130.0%

OPERATING EXPENSES
Fuel - net of crypto segment subsidy	$3,601,815	41.9%	$302,937	10.2%	$3,298,878	1,089.0%
Operations and maintenance	$3,093,697	36.0%	$1,657,535	55.8%	$1,436,162	86.6%
General and administrative	$1,611,936	18.8%	$726,399	24.5%	$885,537	121.9%
Depreciation and amortization	$281,538	3.3%	$283,453	9.5%	$(1,915)	0.7%
Total operating expenses	$8,588,986	100.0%	$2,970,324	100.0%	$5,618,662	189.2%

NET OPERATING INCOME/(LOSS)	$(3,785,805)	100.0%	$(882,260)	100.0%	$(2,903,545)	329.1%

DEPRECIATION & AMORTIZATION	$(281,538)	100.0%	$(283,453)	100.0%	$1,915	(0.7)%

INTEREST EXPENSE	$(68,305)	100.0%	$(74,500)	100.0%	$6,194	(8.3)%

Operating Revenues

Total operating revenues increased by $2.7 million, or 130.0%, to $4.8 million for the six months ended June 30, 2021, from $2.1 million for the six months ended June 30, 2020.

Energy Generation

Revenue from the generation of energy increased by $2.9 million, or 495.9%, to approximately $3.5 million for the six months ended June 30, 2021 from $584.7 thousand for the six months ended June 30, 2020. The increase was the result of the plant energy production no longer remaining relatively dormant as was the case during the six months ended June 30, 2020. Full plant power utilization is optimal for our revenue growth as it also drives a higher volume of Tier II RECs, waste coal tax credits, and beneficial use ash sales, as well as the increased power bandwidths for the crypto asset operations.

Capacity

Revenue generated from capacity marginally decreased by $183.6 thousand, or (12.5%), to approximately $1.3 million for the six months ended June 30, 2021 from $1.5 million for the six months ended June 30, 2020. The decrease was primarily the result of the lower pricing per kWh of capacity for the Scrubgrass Plant.

Operating Expenses

Operating expenses increased by $5.6 million, or 329.1%, to approximately $8.6 million for the six months ended June 30, 2021 from $3.0 million for the six months ended June 30, 2020.

Fuel – net of crypto segment subsidy

Fuel expense, after $(498.7) thousand in subsidized power costs from the crypto operations segment, increased by $3.3 million, or 1,089.0%, to approximately $3.6 million for the six months ended June 30, 2021 from $302.9 thousand for the six months ended June 30, 2020. The subsidized power costs are for providing power to the crypto hosting and mining assets at a market price of $27 per MWh. The $3.3 million increase in fuel expenses compared to the six months ended June 30, 2020 was attributable to the continued expansions of energy production and the required coal, ash and limestone fuel purchases to generate energy to support the expansions.  The fuel purchases for the six months ended June 30, 2020 were very minimal as the Scrubgrass Plant was dormant, and both the crypto hosting and mining assets were relatively non-existent and did not purchase power from the Scrubgrass Plant.

Operations and maintenance

Operations and maintenance expenses increased by $1.4 million, or 86.6%, to approximately $3.1 million for the six months ended June 30, 2021 from $1.7 million for the six months ended June 30, 2020. The increases result from the required costs to properly support and maintain the Scrubgrass Plant versus the six months ended June 30, 2020.  These costs include payroll, plant-related treatment, major maintenance and upgrade expenditures to get the Scrubgrass Plant to full capacity, and vehicles. The relative amount of these costs, particularly payroll and major maintenance and upgrade expenditures, for the six months ended June 30, 2020, were comparatively small as the Scrubgrass Plant was just beginning to increase MW production after being dormant.

General and administrative

General and administrative (“G&A”) expenses include legal and professional fees related to progress billings for the audit and due diligence reviews, general counsel support, property taxes, insurance premiums related to coverages and rates, and management fees.  The majority of G&A costs are allocated between the two segments using a “fair-share” of revenues approach, where the revenue for the segment is divided by the total combined revenues of the segments and is then multiplied by the shared G&A costs for the combined segments.

As a result, G&A expenses increased by $885.5 thousand, or 121.9%, to approximately $1.6 million for the six months ended June 30, 2021 from $726.4 thousand for the six months ended June 30, 2020.  The cryptocurrency operations segment revenue was $80.2 thousand for the six months ended June 30, 2020, so the energy operations segment realized 100% of the general and administrative costs during this time.  The majority of the $885.5 thousand increase was due to legal and professional fees as we executed more contracts and required more professional services to scale our legal structures during this period.  In addition, the payment of delinquent property taxes and the increases in insurance coverages and rates due to the higher rates in the risk markets.

Depreciation and Amortization

Depreciation and amortization expense marginally decreased by $1.9 thousand, or (0.7%), to approximately $(281.5) thousand for the six months ended June 30, 2021, from $(283.5) thousand for the six months ended June 30, 2020 as assets reached their end of life for depreciation purposes.

Interest Expense

Interest expense decreased by $(6.2) thousand, or (8.3%), to $(68.3) thousand for the six months ended June 30, 2021 from $(74.5) thousand for the six months ended June 30, 2020 as loans were either paid off or later in their terms with lower interest portions of their payments.

Cryptocurrency Operations Segment

	Six Months Ended June 30,
	2021	% of Total	2020	% of Total	$ Change	% Change vs. 2020
	(unaudited)		(unaudited)
OPERATING REVENUES
Crypto asset hosting	$1,242,518	40.3%	$-	-	$1,242,518	-
Crypto asset mining	$1,840,903	59.7%	$80,229	100.0%	$1,760,674	2,194.6%

Total operating revenues	$3,083,421	100.0%	$80,229	100.0%	$3,003,192	3,743.3%

OPERATING EXPENSES
Fuel - purchased from energy segment	$498,706	15.1%	$-	-	$498,706	-
Operations and maintenance	$85,006	2.6%	$5,832	72.7%	$79,173	1,357.5%
General and administrative	$1,322,066	40.0%	$2,191	27.3%	$1,319,876	60,250.5%
Impairments on digital currencies	$375,246	11.4%	$-	-	$375,246	-
Depreciation and amortization	$1,023,636	31.0%	$-	-	$1,023,636	-
Total operating expenses	$3,304,660	100.0%	$8,023	100.0%	$3,296,637	41,090.1%

NET OPERATING INCOME/(LOSS)	$(221,239)	100.0%	$72,206	100.0%	$(293,445)	(406.4)%

DEPRECIATION & AMORTIZATION	$(1,023,636)	100.0%	$-	0.0%	$(1,023,636)	-

INTEREST EXPENSE	$(65,777)	100.0%	$-	0.0%	$(65,777)	-

Operating Revenues

Total operating revenues increased by $3.0 million, or 3,743.3%, to $3.1 million for the six months ended June 30, 2021, from $80.2 thousand for the six months ended June 30, 2020.

Crypto asset hosting revenue

Revenue generated from crypto asset hosting increased by $1.2 million from zero for the six months ended June 30, 2020.  This increase was due to the continued expansion of generated power sales to crypto asset mining customers for which we are providing hosting services.  Beginning in the fourth quarter of 2020, we began expanding our datacenter capacities with the purchase and implementation of equipment capable of increasing our hosting bandwidths.

Crypto asset mining revenue

Revenue generated from crypto asset mining increased by $1.8 million, or 2,194.6%, to approximately $1.8 million for the six months ended June 30, 2021 from $80.2 thousand for the six months ended June 30, 2020. The increase was primarily the result of the purchase of 3,226 miners and the expansions that started during the fourth quarter of 2020 through the second quarter of 2021 with the deployments of these miners significantly increasing total hash rates and Bitcoin revenues.

Operating Expenses

Operating expenses increased to $3.3 million for the six months ended June 30, 2021 from $8 thousand for the six months ended June 30, 2020.  There were no hosting customers and a very small hash rate output due to a small number of miners for the six months ended June 30, 2020, resulting in very small costs to operate.

Fuel - purchased from energy segment

The cryptocurrency operations segment purchases power from the Scrubgrass Plant at $0.027/kWh to provide power to both the hosted customer and Bitcoin mining equipment. The $498.7 million increase compared to the six months ended June 30, 2020 was attributable to the continued expansions of these assets and customer strategy, as discussed previously, starting in the fourth quarter of 2020 into the second quarter of 2021. Both the crypto hosting and mining assets were relatively non-existent for the six months ended June 30, 2020.

Operations and maintenance

Operations and maintenance expenses increased by $79.1 thousand, or 1,357.5%, to approximately $85.0 thousand for the six months ended June 30, 2021 from $5.8 thousand for the six months ended June 30, 2020. The cryptocurrency operations require minimal operational costs, other than occasional maintenance.  This increase to operations and maintenance expenses was driven by an increase in hash rate for the period.

General and administrative

General and administrative expenses include legal and professional fees related to progress billings for the audit and due diligence reviews, general legal support, property taxes, insurance premiums related to coverages and rates, and management fees.  The majority of G&A costs are allocated between the two segments using a “fair-share” of revenues approach, where the revenue for the segment is divided by the total combined revenues of the segments and is then multiplied by the shared G&A costs for the combined segments.

As a result, general and administrative expenses were $1.3 million for the six months ended June 30, 2021, compared to $2.2 thousand for the six months ended June 30, 2020.  Other than small fees, the cryptocurrency operations segment revenue was only $80.2 thousand for the six months ended June 30, 2020 and had no allocations of costs to this segment.

Impairments on digital currencies

A ($375.2) thousand impairment charge was recognized in the May to June 2021 timeframe as a result of the negative impacts from the crypto coin spot market declines against the held crypto coin inventories not yet converted to cash.

Depreciation and Amortization

Depreciation and amortization expense of $(1.0) million for the six months ended June 30, 2021 from $0 for the six months ended June 30, 2020. The continued purchase of infrastructure assets and miners for the crypto asset operations resulted in a depreciable base for 2021.  Additionally, the capitalization of $2.2 million for twelve transformers, previously in construction, were placed into production during the six months ended June 30, 2021.

Interest Expense

Interest expense of $(65.7) thousand for the six months ended June 30, 2021 from $0 for the six months ended June 30, 2020 and was attributable to the payoff of the related party notes.

Energy Operations Segment

Year Ended December 31, 2020, Compared to Year Ended December 31, 2019

	Twelve Months Ended December 31,
	2020		2019
Description	Amount	% of Total	Amount	% of Total	$ Change	% Change vs. 2020
OPERATING REVENUES
Energy	$518,397	14.7%	$7,047,237	64.0%	$(6,528,840)	(92.6)%
Capacity	$2,816,457	79.9%	$3,832,457	34.8%	$(1,016,000)	(26.5)%
Other	$191,661	5.4%	$136,299	1.2%	$55,362	40.6%
Total operating revenues	$3,526,515	100.0%	$11,015,993	100.0%	$(7,489,478)	(68.0)%
OPERATING EXPENSES
Fuel—net of crypto segment subsidy	$315,956	5.8%	$8,435,990	49.2%	$(8,120,034)	(96.3)%
Operations and maintenance	$3,305,833	61.0%	$5,637,118	32.9%	$(2,331,285)	(41.4)%
General and administrative	$1,800,293	33.2%	$3,070,951	17.9%	$(1,270,658)	(41.4)%
Total operating expenses	$5,422,082	100.0%	$17,144,059	100%	$(11,721,977)	(68.4)%
NET OPERATING INCOME/(LOSS)	$(1,895,567)	100.0%	$(6,128,066)	100.0%	$4,232,499	(69.1)%

DEPRECIATION & AMORTIZATION	$(558,630)	100.0%	$(483,658)	100.0%	$(74,972)	15.5%

INTEREST EXPENSE	$(205,480)	100.0%	$(192,961)	100.0%	$(12,519)	6.5%

Energy Operations Segment

Energy Generation

Revenue generated from energy generation decreased by $6.5 million, or 92.6%, to approximately $518.4 thousand for the fiscal year ended December 31, 2020 from $7.0 million for the fiscal year ended December 31, 2019. The decrease was primarily the result of producing less power due to low Local Marginal Pricing (“LMP”) for our area. LMP represents the cost to buy and sell power within wholesale electricity markets, and the low pricing negatively impacted the economics of generating power.

Capacity

Revenue generated from capacity decreased by $1.0 million, or 26.5%, to approximately $2.8 million for the fiscal year ended December 31, 2020 from $3.8 million for the fiscal year ended December 31, 2019. The decrease was primarily the result of the lower pricing per kWh of capacity for the plant.

Fuel – net of crypto segment subsidy

Fuel expense decreased by $8.1 million, or 96.0%, to approximately $336.4 thousand for the fiscal year ended December 31, 2020 from $8.4 million for the fiscal year ended December 31, 2019. The decrease was primarily attributable to lower capacity usage of the power generation facility. As less power is produced, the fuel used to operate the plant decreases.

Other Revenues

Other revenues increased by $55.4 thousand or 40.6% for the fiscal year ended December 31, 2020, from $136.3 thousand for the fiscal year ended December 31, 2019 due to rebates.

Operations and maintenance

Operations and maintenance expenses decreased by $2.3 million, or 41.4%, to approximately $3.3 million for the fiscal year ended December 31, 2020 from $5.6 million for the fiscal year ended December 31, 2019. The decrease was primarily attributable to decreased power production in 2020 compared to 2019, which resulted in less maintenance required to keep the plant operating efficiently.

General and administrative

G&A expenses include legal and professional fees related to progress billings for the audit and due diligence reviews, general counsel support, property taxes, insurance premiums related to coverages and rates, and management fees.  The majority of G&A costs are allocated between the two segments using a “fair-share” of revenues approach, where the revenue for the segment is divided by the total combined revenues of the segments and is then multiplied by the shared G&A costs for the combined segments.

G&A expenses decreased by $1.3 million, or 41.0%, to approximately $1.8 million for the fiscal year ended December 31, 2020 from $3.1 million for the fiscal year ended December 31, 2019. The decrease was primarily attributable to the reduction in plant operations, resulting in an analysis of expenses that were no longer critical in 2020. Cuts were made in areas of G&A expenses as a result of the analysis conducted by operational management.

Depreciation and Amortization

Depreciation and amortization expense increased $75.0 thousand, or 15.5%, to $558.6 thousand for the fiscal year ended December 31, 2020 compared to $483.7 thousand for the fiscal year ended December 31, 2019. The increase was primarily attributable to the purchase of more infrastructure assets and miners in 2020, resulting in a higher depreciable base in 2020 compared to 2019.

Interest Expense

Interest expense increased $12.5 thousand, or (6.5)%, to $(205.5) thousand for the fiscal year ended December 31, 2020 compared to $(193.0) thousand for the fiscal year ended December 31, 2019 and was primarily attributable to new equipment financing that commenced mid-year 2019, resulting in only a partial year of interest expense on financed equipment in 2019 as compared to a full year of interest expense on financed equipment in 2020.

Cryptocurrency Operations Segment

	Twelve Months Ended December 31,
	2020	% of Total	2019	% of Total	$ Change	% Change vs. 2020
OPERATING REVENUES
Crypto asset hosting	$252,413	42.6%	$—	0.0%	$252,413	—
Crypto asset mining	$339,456	57.4%	$33,337	100.0%	$306,119	918.3%
Total operating revenues	591,869	100.0%	33,337	100.0%	558,532	1,675.4%
OPERATING EXPENSES
Fuel - purchased from energy segment	$109,170	18.9%	$—	0.0%	$109,170	—
Operations and maintenance	$—	0.0%	$—	0.0%	$—	—
General and administrative	$469,232	81.1%	$1,334	100.0%	$467,898	35,074.8%
Impairments on digital currencies	$—	0.0%	$—	0.0%	$—	—
Total operating expenses	$578,402	100.0%	$1,334	0.0%	$467,898	—
NET OPERATING INCOME/(LOSS)	$13,467	2.3%	$32,003	96.0%	$(18,536)	(57.9)%
DEPRECIATION & AMORTIZATION	$—	0.0%	$—	0.0%	$—	—
INTEREST EXPENSE	$—	0.0%	$—	0.0%	$—	—

Cryptocurrency Hosting

Revenue generated from cryptocurrency hosting increased $252.4 thousand, or 100% for the fiscal year ended December 31, 2020 from zero for the fiscal year ended December 31, 2019.  This increase was due to the commencement of generated power sales to a crypto asset mining customer for whom we are providing hosting services.

Cryptocurrency Mining

Revenue generated from crypto asset mining increased by $306.1 thousand, or 918.3%, to approximately $339.5 thousand for the fiscal year ended December 31, 2020 from $33.3 thousand for the fiscal year ended December 31, 2019. The increase was primarily the result of the purchase of additional miners and commencement of crypto asset mining operations in 2020.

Operating Expenses

Fuel – purchased from energy segment

The cryptocurrency operations segment purchases power from the Scrubgrass Plant at $27.00 per MWh to provide power to both the hosted customer and Bitcoin mining equipment. The $109.1 thousand represents the slight ramp up of the cryptocurrency hosting and mining power compared to the fiscal year ended December 31, 2019.  The installations of miners in the fourth quarter of 2020 ramped up our power requirements compared to December 31, 2019 when there were a minimal number of miners installed.

The cryptocurrency operations require minimal operating expenses at this time.  Miner maintenance expenses are immaterial and could be included in the energy operations segment.

Operations and maintenance

The cryptocurrency operations incurred no operating expenses for the fiscal years ended December 31, 2020 and 2019.  Any minimal miner maintenance is immaterial and included in the energy operations segment.

General and administrative

G&A expenses include legal and professional fees related to progress billings for the audit and due diligence reviews, general counsel support, property taxes, insurance premiums related to coverages and rates, and management fees.  The majority of G&A costs are allocated between the two segments using a “fair-share” of revenues approach, where the revenue for the segment is divided by the total combined revenues of the segments and is then multiplied by the shared G&A costs for the combined segments.

G&A expenses increased to $469.2 thousand for the fiscal year ended December 31, 2020 from $1.3 thousand for the fiscal year ended December 31, 2019. Starting in 2020, we began allocating these expenses.  The cryptocurrency revenues for the fiscal year ended December 31, 2019 were $33.3 thousand and considered immaterial for this allocation to occur.

Comparison of Non-GAAP Financial Measure

Adjusted EBITDA is a non-GAAP financial measure. We define Adjusted EBITDA as net income (loss) before interest, taxes, depreciation and amortization, further adjusted by the removal of one-time transaction costs, impairment of digital currencies, realized gains and losses on the sale of long-term assets, expenses related to stock-based compensation, gains or losses on derivative contracts, gain on extinguishment of debt, realized gain or loss of digital currencies, waste coal credits, commission on sale of ash, or changes in fair value of warrant liabilities in the period presented.

Our board of directors and management team use Adjusted EBITDA to assess our financial performance because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense and income), asset base (such as depreciation, amortization, impairment, and realized gains and losses on sale of long-term assets) and other items

(such as one-time transaction costs, expenses related to stock-based compensation, and unrealized gains and losses on derivative contracts) that impact the comparability of financial results from period to period. We present Adjusted EBITDA because we believe it provides useful information regarding the factors and trends affecting our business in addition to measures calculated under GAAP. Adjusted EBITDA is not a financial measure presented in accordance with GAAP. We believe that the presentation of this non-GAAP financial measure will provide useful information to investors and analysts in assessing our financial performance and results of operations across reporting periods by excluding items we do not believe are indicative of our core operating performance. Net income (loss) is the GAAP measure most directly comparable to Adjusted EBITDA. Our non-GAAP financial measure should not be considered as an alternative to the most directly comparable GAAP financial measure. You are encouraged to evaluate each of these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in such presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. There can be no assurance that we will not modify the presentation of Adjusted EBITDA in the future, and any such modification may be material. Adjusted EBITDA has important limitations as an analytical tool and you should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definition of this non-GAAP financial measure may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

The following table presents a reconciliation of Adjusted EBITDA to the GAAP financial measure of net income (loss) for the six months ended June 30, 2021 and 2020. There were no adjustments for the removal of one-time transaction costs, impairment of digital currencies, realized gains and losses on the sale of long-term assets, expenses related to stock-based compensation, gains or losses on derivative contracts, gain on extinguishment of debt, realized gain or loss on sale of digital currencies or changes in fair value of warrant liabilities in the period presented.

	Six Months Ended June 30,
	2021	2020
	(in thousands)
Net Income (loss)	(3,482.0)	358.6
Interest	134.1	74.5
Income Taxes	—	—
Depreciation and amortization	1,305.2	283.5
One-time transaction costs	—	—
Impairment of digital currencies	375.2	—
Realized gains and losses on the sale of long-term assets	—	—
Expenses related to stock-based compensation	269.9	—
(Gains)/Losses on derivative contracts	—	(1,207.1)
Waste coal credits	(23.8)	(7.5)
Gain on extinguishment of PPP loan	(638.8)	—
Realized (gain)/loss on sale of digital currencies	(149.9)	—
Changes in fair value of warrant liabilities	191.5	—
Adjusted EBITDA	(2,018.6)	(498.0)

The following table presents a reconciliation of Adjusted EBITDA to the GAAP financial measure of net income (loss) for the years ended December 31, 2020 and 2019. There were no adjustments for the removal of one-time transaction costs, impairment of digital currencies, realized gains and losses on the sale of long-term assets, expenses related to stock-based compensation, gains or losses on derivative contracts, gain on extinguishment of debt, realized gain or loss on sale of digital currencies, waste coal credits, commission on sale of ash, or changes in fair value of warrant liabilities in the period presented.

	Years Ended December 31,
	2020	2019
	(in thousands)
Net income (loss)	(145.0)	(1,851.4)
Interest, net	202.5	188.8
Income taxes	—	—
Depreciation and amortization	558.6	483.7
(Gains)/Losses on derivative contracts	(1,207.1)	(2,244.8)
Commission on sale of ash	—	(590.8)
Waste coal credits	(1,188.2)	(2,011.0)
Realized (gain)/loss on sale of digital currencies	(31.8)	1.5
Adjusted EBITDA	(1,811.0)	(6,024.0)

Liquidity and Capital Resources

Overview

Stronghold Inc. is a holding company with no operations and is the sole managing member of Stronghold LLC. Our principal asset consists of units of Stronghold LLC. Our earnings and cash flows and ability to meet any debt obligations will depend on the cash flows resulting from the operations of our operating subsidiaries, and the payment of distributions by such subsidiaries.

Our cash needs are primarily for growth through acquisitions and working capital to support equipment financing and the purchase of additional miners.

Cash needs for operations have historically been financed with cash generated from operations.

Cash Flows

Analysis of Cash Flow Changes Between the Six Months Ended June 30, 2021 and 2020

The following table summarizes our cash flows for the periods indicated:

	Six Months Ended June 30,
	2021	2020	Change
	(in thousands)
Net cash provided by operating activities	$1,640.8	$(893.1)	$2,534.8
Net cash provided by (used in) investing activities	(90,872.8)	1,337.2	(92,210.0)
Net cash provided by (used in) financing activities	132,643.6	248.2	132,395.4
Net change in cash	$43,411.6	$691.5	$42,720.1

Operating Activities. Net cash provided by operating activities was $1.6 million for the six months ended June 30, 2021 compared to $(893.9) thousand for the six months ended June 30, 2020. The $2,533.9 thousand increase in cash provided by operating activities was primarily attributable to managing positive cash float with our trade payable vendors, partially offset by increases in operations and general and administrative costs due to the expansions in energy production and the crypto asset mining operations, and significant increases in investments by holding cryptocurrencies versus converting to cash equivalents in the spot markets. The energy production was relatively dormant for the six months ended June 30, 2020, and crypto asset mining operations ramped up significantly starting in the fourth quarter of 2020; not requiring the relatively higher net operating cash outflows as the six months ended June 30, 2021.

Investing Activities. Net cash used in investing activities was $(90.9) million for the six months ended June 30, 2021 compared to $1.3 million provided by investing activities for the six months ended June 30, 2020. The $(92.2) million net cash used in investing activities was attributable to the continued ramp up of the crypto asset mining and hosting segment.  These investments require significant deposits by equipment vendors as commitments for future deliveries of approximately 27,300 miners, increasing the production bandwidths utilizing 12 transformers (now in service), incremental construction in progress costs for additional transformers, and the implementation of an additional 3,226 miners starting in the fourth quarter of 2020 into the second quarter of 2021. The $1.3 million increase in net cash provided by investing activities for the six months ended June 30, 2020 includes $1.7 million in proceeds primarily resulting from the closing out of all hedging positions, partially offset by normal operating costs.

Financing Activities. Net cash provided by financing activities was $132.6 million for the six months ended June 30, 2021 compared to $248.24 thousand used in financing activities for the six months ended June 30, 2020. The significant increase of $132.4 million in cash provided by financing activities was a culmination of receiving $97.1 million (net of transaction fees) from the Private Placements and proceeds from the WhiteHawk  Promissory Note (net of debt issuance costs) of $39.1 million, as discussed in “—Debt Agreements— Equipment Financing Transactions” herein. This was partially offset by a $2.0 million payoff of two related-party notes and the $2.0 million cash portion of the $7.0 million buyout of the Aspen Interest. We received a second round PPP loan in March 2021 in the amount of $841.7 thousand. The first PPP loan received in May 2020 for $638.8 thousand was forgiven in January 2021.  Additionally, the EIDL loan received in June 2020 in the amount of $150.0 thousand was paid off on June 7, 2021.

Analysis of Cash Flow Changes Between the Years Ended December 31, 2020 and 2019

The following table summarizes our cash flows for the periods indicated:

	Years Ended December 31,
Description	2020	2019	Change
	($ in thousands)
Net cash provided by operating activities	$587.2	$755.2	$(168.0)
Net cash provided by (used in) investing activities	(1,827.8)	18.0	(1,845.8)
Net cash provided by (used in) financing activities	1,409.6	(826.2)	2,235.8
Net change in cash	$169.0	$(53.0)	$222.0

Operating Activities. Net cash provided by operating activities was $587.2 thousand for the fiscal year ended December 31, 2020 compared to $755.2 thousand for the fiscal year ended December 31, 2019. The $168.0 thousand decrease in cash used in operating activities was primarily attributable to an increase in crypto assets, a use of cash, of (339.5) thousand offset by a decrease in accounts receivable of $70.6 thousand and a decrease in inventory of 132.6 thousand, both sources of cash.

Investing Activities. Net cash used in investing activities was $1,827.8 thousand for the fiscal year ended December 31, 2020 compared to $18.0 thousand provided by investing activities for the fiscal year ended December 31, 2019. The $1,845.8 thousand decrease in net cash used in investing activities was primarily attributable to the purchase of additional property, plant and equipment of $1,986.4 thousand offset by $158.6 thousand from the proceeds from sale of crypto assets.

Financing Activities. Net cash provided by financing activities was $1,409.6 thousand for the fiscal year ended December 31, 2020 compared to $826.2 thousand used in financing activities for the fiscal year ended December 31, 2019. The $2,235.8 thousand increase in cash provided by financing activities was primarily attributable to the fiscal year ended December 31, 2020 proceeds from a loan under the Paycheck Protection Program of $638.8 thousand, proceeds from EIDL loan of $150.0 thousand, and proceeds from related-party notes payable of $2,024.3 thousand. This was offset by $1,183.2 thousand of distributions paid in the fiscal year ended December 31, 2020 compared to $576.2 thousand of distributions paid in the fiscal year ended December 31, 2019.

Debt Agreements

We have entered into various debt agreements used to purchase equipment to operate our business and a promissory note with WhiteHawk Finance LLC that is secured by our equipment contract commitments for future miner deliveries (the “WhiteHawk Promissory Note”). As of June 30, 2021, the amount owed under the debt agreements totaled $40.7 million with repayment terms extending through June 30, 2023. Of the total amount outstanding of $40.7 million, $19.0 million was classified as current portion of long-term debt (less discounts and debt issuance costs) and will be repaid as of June 30, 2023. The remaining portion of long-term debt is $18.9 million (less discounts and debt issuance costs). As of June 30, 2021, the monthly repayment amounts, including interest, totaled $1.9 million. For additional information, see “Note 6 – Long-Term Debt to our Unaudited Consolidated Financial Statements” in the notes to our financial statements.

Total obligations under all debt agreements as of June 30, 2021, including a second round PPP loan of $841.7 thousand, was $41.6 million.

At June 30, 2021, we were party to two promissory notes, which include: (i) the promissory note dated as of December 31, 2020, by and between Stronghold LLC and Scrubgrass LP (the “Scrubgrass Note”), providing for a loan in the amount of $150,000 bearing an interest rate of 8.0% per annum and a maturity date of June 30, 2021, and (ii) the promissory note dated June 30, 2021, by and between Stronghold Inc. and WhiteHawk Finance LLC bearing an interest rate of 10.0% per annum (in arrears) and a maturity date of June 23, 2023. The maturity date for the two notes may be accelerated upon certain instances and may generally be prepaid without premium or penalty. There are certain restrictions on prepayment of each of the promissory notes and the interest rate for each may be adjusted upon the occurrence of certain events.

Equipment Financing Transactions

On April 2, 2021, we entered into a purchase agreement with a seller for the acquisition of 15,000 of their MV7 ASIC SHA256 model cryptocurrency miner equipment (miners) with a total terahash to be delivered equal to 1.5 million terahash (total terahash).  The price per miner is $4,892.50 for an aggregate purchase price of $73,387,500 to be paid in installments.  The first installment of 60% of the purchase price, or $44,032,500, was paid on April 2, 2021, and an additional payment of 20% of the purchase price, or $14,677,500, was paid on June 2, 2021.  The remaining 20% is still owed and is scheduled to be made one month before the shipping date.  The seller anticipates shipping no less than 15,000 miners by January 2022.  Anticipated delivery quantities and timeframe will be no less than 2,500 miners by October 31, 2021, no less than 5,000 miners by November 30, 2021, no less than 5,000 by December 31, 2021, and the remaining 2,500 by January 2022.  In exchange for the delivery of the miners that are operating under the specifications set forth in the purchase agreement, the seller will be granted 154,114 shares of Class A common stock of Stronghold Inc. at a price per share of $25.00.  The aggregate purchase price does not include shipping costs, which are the responsibility of the Company and shall be determined at which time the miners are ready for shipment.

We entered into a hardware purchase and sales agreement with a party effective April 1, 2021.  Hardware includes, but is not limited to, ASIC miners, power supply units, power distribution units and replacement fans for ASIC miners.  All hardware must be paid for in advance before it is shipped to us.  We made payments to this party totaling $5,657,432 in April 2021 and costs have been capitalized and reported as property and equipment.

We entered into a hardware purchase and sales agreement with a party effective April 1, 2021.  Hardware includes, but is not limited to, ASIC miners, power supply units, power distribution units and replacement fans for ASIC miners.  Total purchase price is $12,660,000 for 2,400 BitmainS19j miners to be delivered monthly in equal quantities (200 per month) from November 2021 through October 2022. All hardware must be paid for in advance before it is shipped to us.  We made a 30% down payment of $3,798,000 on April 1, 2021 with the remaining 70% or $8,862,000, agreed to be paid in 17 installments.

On April 14, 2021, we entered into an agreement with a party to provide approximately 9,900 miners for $21,011,287.  We were required to make an initial payment on the miners that are expected to begin delivery in September 2021.  We made a 75% deposit of $15,758,432 in April 2021, and the remaining 25%, or $5,252,755, is due 40 days prior to the final delivery date.  Once operational, after deducting an amount equal to $0.027/kWh for the actual power used, 65% of all cryptocurrency revenue generated by the miners shall be payable to us and 35% of all cryptocurrency revenue generated by the miners shall be payable to this party or its designee.  As of June 30, 2021, there are no miners operating that will obligate the Company to pay the 35% revenue share.

Arctos/NYDIG Financing Agreement

On June 25, 2021, Stronghold Digital Mining LLC entered into the Arctos/NYDIG Financing Agreement with Arctos whereby Arctos agreed to lend to us an aggregate amount not to exceed $34,481,700 (the “Maximum Advance Amount”) to finance the purchase of certain Bitcoin miners and related equipment (the “Arctos/NYDIG-Financed Equipment”). The aggregate principal outstanding bears interest of 10% and will be repaid in 24 monthly payments, with a 1.25% fee due if the Maximum Advance Amount is not requested prior to August 15, 2021. Outstanding borrowings under the Arctos/NYDIG Financing Agreement are secured by the Arctos/NYDIG-Financed Equipment and the contracts to acquire the Arctos/NYDIG-Financed Equipment. The Arctos/NYDIG Financing Agreement includes customary restrictions on additional liens on the Arctos/NYDIG-Financed Equipment. As of the date of this prospectus, approximately $10.3 million remains available to be drawn under the Arctos/NYDIG Financing Agreement. The Arctos/NYDIG Financing Agreement may not be terminated by us or prepaid in whole or in part. In conjunction with the Arctos/NYDIG Financing Agreement, we issued 43,845 shares of Class A common stock to Arctos and may issue additional shares of Class A common stock to Arctos in consideration of future financings.

WhiteHawk Financing Agreement

On June 30, 2021, Stronghold Digital Mining Equipment, LLC entered into an equipment financing agreement (the “WhiteHawk Financing Agreement”) with WhiteHawk Finance LLC (“WhiteHawk”) whereby WhiteHawk agreed to lend to us an aggregate amount not to exceed $40.0 million (the “Total Advance”) to finance the purchase of certain Bitcoin miners and related equipment (the “WhiteHawk-Financed Equipment”). At August 30, 2021, the entirety of the Total Advance was drawn under the WhiteHawk Financing Agreement. The aggregate principal outstanding bears interest of 10% and will be repaid in 24 monthly payments. Outstanding borrowings under the WhiteHawk Financing Agreement are secured by the WhiteHawk-Financed Equipment and the contracts to acquire the WhiteHawk-Financed Equipment. The WhiteHawk Financing Agreement includes customary restrictions on additional liens on the WhiteHawk-Financed Equipment and is guaranteed by the Company. The WhiteHawk Financing Agreement may be terminated early if we, among other things, pay the Early Termination Fee (as defined therein).  In conjunction with the WhiteHawk Financing Agreement, we issued a stock purchase warrant to WhiteHawk, which provides for the purchase of a number of shares of Class A common stock at $0.01 per share, equal to approximately $2.0 million, subject to adjustment as described in the warrant agreement (the “WhiteHawk Warrant”). The WhiteHawk Warrant expires on June 30, 2031.

Contractual Obligations

The tables below provide estimates of the timing of future payments that we are contractually obligated to make based on agreements in place as of June 30, 2021. They exclude any of our obligations under the Tax Receivable Agreement. Due to the uncertainty of various factors, we cannot precisely estimate the amount or timing of the tax benefits we are likely to realize as a result of Stronghold LLC Unit exchanges or the amounts we are likely to be obligated to pay pursuant to the Tax Receivable Agreement; however, we expect that such payments will be substantial. See “Certain Relationships and Related Party Transactions—Stronghold LLC Agreement” and “Certain Relationships and Related Party Transactions —Tax Receivable Agreement.”

	Payments Due by Period (in thousands)
	Less than 1 year	1–3 years	4–5 years	Total
	(in thousands)
Various equipment loans	$417.5	$326.2	$-	$743.7
WhiteHawk Promissory Note	$19,005.0	$20,995.0	$-	$40,000.0
PPP loan	$-	$-	$841.7	$841.7
Subtotal	$19,422.5	$21,321.2	$841.7	$41,585.4
Additional costs against the notes:
Deferred debt issuance costs	$(450.0)	$(450.0)	$-	$(900.0)
Warrants issued as part of debt financing agreement	$-	$(1,999.4)	$-	$(1,999.4)
Equipment Financing Agreement	$26,787.8	$1,582.5	$-	$28,370.3
Total	$45,760.3	$20,454.3	$841.7	$67,056.3

Tax Receivable Agreement

The Tax Receivable Agreement generally provides for the payment by Stronghold Inc. to certain of the Stronghold Unit Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax (computed using the estimated impact of state and local taxes) that Stronghold Inc. actually realizes (or is deemed to realize in certain circumstances) as a result of (i) certain increases in tax basis that occur as a result of Stronghold Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such holder’s Stronghold LLC Units pursuant to an exercise of the Redemption Right or the Call Right and (ii) imputed interest deemed to be paid by Stronghold Inc. as a result of, and additional tax basis arising from, any payments Stronghold Inc. makes under the Tax Receivable Agreement. Stronghold Inc. will retain the remaining net cash savings, if any. The Tax Receivable Agreement generally provides for payments to be made as Stronghold Inc. realizes actual cash tax savings from the tax benefits covered by the Tax Receivable Agreement. However, the Tax Receivable Agreement provides that if Stronghold Inc. elects to terminate the Tax Receivable Agreement early (or it is terminated early due to Stronghold Inc.’s failure to honor a material obligation thereunder or due to certain mergers, asset sales, other forms of business combinations or other changes of control), Stronghold Inc. is required to make an immediate payment equal to the present value of the future payments it would be required to make if it realized deemed tax savings pursuant to the Tax Receivable Agreement (determined by applying a discount rate equal to one-year LIBOR (or an agreed successor rate, if applicable) plus 100 basis points, and using numerous assumptions to determine deemed tax savings), and such early termination payment is expected to be substantial and may exceed the future tax benefits realized by Stronghold Inc.

The actual timing and amount of any payments that may be made under the Tax Receivable Agreement are unknown at this time and will vary based on a number of factors. For more information about these factors, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” However, Stronghold Inc. expects that the payments that it will be required to make to Q Power (or its permitted assignees) in connection with the Tax Receivable Agreement will be substantial. Any payments made by Stronghold Inc. to Q Power (or its permitted assignees) under the Tax Receivable Agreement will generally reduce the amount of cash that might have otherwise been available to Stronghold Inc. or Stronghold LLC. To the extent Stronghold LLC has available cash and subject to the terms of any current or future debt or other agreements, the Stronghold LLC Agreement will require Stronghold LLC to make pro rata cash distributions to holders of Stronghold LLC Units, including Stronghold Inc., in an amount sufficient to allow Stronghold Inc. to pay its taxes and to make payments under the Tax Receivable Agreement. Stronghold Inc. generally expects Stronghold LLC to fund such distributions out of available cash. However, except in cases where Stronghold Inc. elects to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers or other changes of control or Stronghold Inc. has available cash but fails to make payments when due, generally Stronghold Inc. may defer payments due under the Tax Receivable Agreement if it does not have available cash to satisfy its payment obligations under the Tax Receivable Agreement or if its contractual obligations limit its ability to make these payments. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest at the rate provided for in the Tax Receivable Agreement, and such interest may significantly exceed Stronghold Inc.’s other costs of capital. If Stronghold Inc. experiences a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations, but generally would not include an initial public offering or a combination with a SPAC), and in certain other circumstances, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, Stronghold Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreement. In the case of such an acceleration in connection with a change of control, where applicable, Stronghold Inc. generally expects the accelerated payments due under the Tax Receivable Agreement to be funded out of the proceeds of the change of control transaction giving rise to such acceleration, which could have a significant impact on our ability to consummate a change of control or reduce the proceeds received by our stockholders in connection with a change of control. However, Stronghold Inc. may be required to fund such payment from other sources, and as a result, any early termination of the Tax Receivable Agreement could have a substantial negative impact on our liquidity or financial condition.

Recent Accounting Pronouncements

As an “emerging growth company” (“EGC”), the Jumpstart Our Business Startups Act (“JOBS Act”) allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

As of January 1, 2020, we adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Topic 606 supersedes the revenue recognition requirements in FASB ASC 605, Revenue Recognition, and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. We adopted Topic 606 under the modified retrospective approach whereby the cumulative effect of adopting the new guidance was recognized on the date of initial application. The adoption of ASC 606 did not result in a change to the accounting for revenue, as such, no cumulative effect adjustment was recorded.

In February 2016, FASB issued ASU 2016-02, Leases (“Topic 842”), which supersedes ASC Topic 840, Leases. Topic 842 requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. Topic 842 will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. In November 2020, FASB deferred the effective date for implementation of Topic 842 by one year and, in June 2020, FASB deferred the effective date by an additional year. Beginning after December 15, 2021 and the six months ended June 30, 2021, the guidance under Topic 842 is effective. We are still in the process of developing our new accounting policies and determining the potential aggregate impact this guidance is likely to have on its unaudited combined financial statements as of its adoption date.

Internal Controls and Procedures

During the course of preparing for this offering, we and our independent registered public accounting firm have identified a material weakness in internal control over financial reporting as of and for the six months ended June 30, 2021. We have concluded that our internal control over financial reporting did not result in the proper classification of our outstanding shares of Class V common stock as mezzanine equity which, due to its impact on our unaudited financial statements as of and for the six months ended June 30, 2021, we determined to be a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that a reasonable possibility exists that a material misstatement of our annual or interim financial statements could not be prevented or detected on a timely basis. We identified a material weakness in our controls over the accounting for mezzanine and permanent equity and complex financial instruments. The controls to evaluate the accounting for complex financial instruments, such as mezzanine and permanent equity, did not operate effectively to appropriately apply the provisions of ASC 480-10-10-S99-3A. This material weakness resulted in the failure to prevent a material error in the accounting for mezzanine and permanent equity and the resulting restatement of our previously issued financial statements. The restatement results in a balance sheet adjustment that reclassifies the shares of Class V common stock as mezzanine equity at the maximum redemption value under the Redemption Right at $18.39 per share, net of the non-controlling equity interest. As a result, $167.7 million of permanent equity was reclassified to mezzanine equity (as more fully described in Note 15 to our summary historical financial data as of June 30, 2021 and for the six months ended June 30, 2021 included elsewhere in this prospectus). The reason for the reclassification from permanent equity to mezzanine equity relates to the fact that the Class V common stock, together with the corresponding Class A common units of Stronghold LLC, held by Q Power can be redeemed by Q Power and, in response to a redemption request from Q Power, can be repurchased by the Company in exchange for either shares of the Company’s Class A common stock or, at the Company’s election, cash of equivalent value.

In response to this material weakness, we have expended, and will continue to expend, a substantial amount of effort and resources for the remediation and improvement of the internal control over financial reporting. While we have processes to properly identify and evaluate the appropriate accounting technical pronouncements and other literature for all significant or unusual transactions, we are improving these processes to ensure that the nuances of such transactions are effectively evaluated in the context of the increasingly complex accounting standards. Our plans at this time include acquiring enhanced access to accounting literature, research materials and documents and increased communication among our personnel and third-party professionals with whom we consult regarding the application of temporary and permanent equity and complex accounting transactions. Our remediation plan can only be accomplished over time and will be continually reviewed to determine that it is achieving its objectives. We can offer no assurance that these initiatives will ultimately have the intended effects. See “Risk Factors—Risks Related to this Offering and Our Class A Common Stock—We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls” and “If we fail to remediate the material weakness in our internal control over financial reporting, or experience any additional material weaknesses in the future or otherwise fail to develop or maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.”

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will be required to make our first assessment of our internal control over financial reporting and to comply with the management certification requirements of Section 404 in our annual report on Form 10-K for the year following our first annual report that is filed with the SEC (subject to any change in applicable SEC rules).

Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting, and will not be required to do so for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act. See “Prospectus Summary—Emerging Growth Company Status.”

Off Balance Sheet Arrangements

We have no material off balance sheet arrangements.

BUSINESS

Overview

We are a vertically integrated crypto asset mining company currently focused on mining Bitcoin. We wholly-own and operate the Scrubgrass Plant, a low-cost, environmentally-beneficial coal refuse power generation facility that we have upgraded in Scrubgrass Township, Pennsylvania, and it is recognized as an Alternative Energy System because coal refuse  is classified under Pennsylvania law as a Tier II Alternative Energy Source (equivalent to large-scale hydropower). We are committed to generating our energy and managing our assets sustainably, and we believe that we are one of the first vertically integrated crypto asset mining companies with a focus on environmentally-beneficial operations. Simply put, we employ 21st century crypto mining techniques to remediate the impacts of 19th and 20th century coal mining in some of the most environmentally neglected regions of the United States.

In addition to being environmentally-beneficial and sustainable, owning our own source of power helps us to produce Bitcoin at one of the lowest prices among our publicly traded peers. We also believe that owning our own power source makes us a more attractive partner to crypto asset mining equipment purveyors. For example, we have been able to enter into partnerships with crypto asset industry participants, including miner sharing arrangements, because we offered competitive power rates in a mutually beneficial arrangement. We believe other miner manufacturers or suppliers may be more willing to work with us because our vertical integration, strong financial position, and industrial scale make us a dependable partner. We have entered into a definitive agreement to purchase a second coal refuse power generation facility and a non-binding letter of intent to purchase a third coal refuse power generation facility. We intend to leverage these competitive advantages to continue to grow our business through the opportunistic acquisition of additional power generating assets and miners.

We currently operate approximately 3,000 crypto asset miners with hash rate capacity of approximately 185 PH/s. We have entered into definitive agreements with three suppliers to purchase approximately 26,150 additional miners with a total hash rate capacity equal to over 2,500 PH/s. Of these miners, 72% are scheduled to be delivered in 2021, with the next batch scheduled for delivery in October 2021, 21% are scheduled to be delivered in the first quarter of 2022, and the remaining 6% are scheduled to be delivered during the remainder of 2022. With part of the proceeds of this offering, we intend to procure approximately 55,800 additional miners, which we anticipate will bring our total hash rate capacity to over 2,100 PH/s by December 2021 and to over 8,000 PH/s by December 2022. We intend to house our miners at the Scrubgrass Plant, the Panther Creek Plant and additional power assets, one of which is the Third Plant that we have under a non-binding letter of intent to purchase. The acquisition of the Third Plant is subject to due diligence and the negotiation of a definitive agreement, and there is no assurance that the acquisition will be completed. We are also strategically pursuing acquisitions of additional power assets.

As we produce Bitcoins through our mining operations, we will from time to time exchange Bitcoins for fiat currency based on our internal cash management policy. We intend to hold enough fiat currency or hedge enough of our Bitcoin exposure to cover our projected near-term fiat currency needs, including liabilities and anticipated expenses and capital expenditures. In identifying our fiat currency needs, we will assess market conditions and review our financial forecast. We safeguard and keep private our digital assets by utilizing storage solutions provided by Coinbase Global Inc., which require multi-factor authentication and utilize cold and hot storage. While we are confident in the security of our digital assets, we are evaluating additional measures to provide additional protection.

Our founders have long experience in finance and in operating energy assets. Greg Beard, our Co-Chairman and Chief Executive Officer, previously served as Senior Partner and Head of Natural Resources at Apollo Global Management Inc. Bill Spence, our Co-Chairman, has 40 years of energy-related experience and was a pioneer in the operation of and fuel sourcing for coal refuse plants.

Our Competitive Strengths

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Environmentally beneficial, coal refuse-powered electricity generation classified by the Commonwealth of Pennsylvania as a Tier II alternative energy source.  Our Scrubgrass Plant and the two additional plants currently under purchase agreement and non-binding letter of intent, the Panther Creek Plant and the Third Plant, respectively, are powered by coal refuse.  Coal refuse is a waste product historically generated by coal mining in Pennsylvania and neighboring states, and coal refuse is a significant contributor to air and water pollution in these geographies.  Because generating power from this waste facilitates its removal and reclamation of the land, coal refuse is classified by the Commonwealth of Pennsylvania as a Tier II Alternative Energy Source, equivalent to large-scale hydropower, and the Scrubgrass Plant is recognized as an Alternative Energy System.  In contrast, most of our competitors with integrated power assets rely on traditional fuels, such as coal or natural gas.  Given the power-intensive nature of crypto asset mining and the implications for the environment and sustainability, we believe that our access to inexpensive, environmentally-beneficial power represents a meaningful and durable competitive advantage. In addition, we believe that buyers of the Bitcoin we mine could ascribe value due to the environmentally-beneficial manner in which they were mined.

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Vertically integrated crypto asset mining and power generation operations, driving among the lowest costs of crypto asset production in our industry.  We operate vertically integrated power generation and crypto asset mining operations.  Our miners are located on the same premises as our Scrubgrass Plant to maximize efficiency and to minimize cost.  The Scrubgrass Plant’s recognition as an Alternative Energy System also allows us to earn RECs under Pennsylvania law, and coal refuse is inexpensive and in abundant supply near our operations.  As a result, we believe that our net cost of power at our Scrubgrass Plant of approximately $18 per MWh, after accounting for RECs and waste coal tax credits, is among the lowest compared to our publicly traded peer companies. This $18 per MWh corresponds to less than $3,000 per Bitcoin equivalent with the latest-generation miners and assuming a network hash rate of 150 EH/s. As we acquire additional power generation facilities, including the potential acquisitions of the Panther Creek Plant and the Third Plant, we will focus on environmentally-beneficial power generation assets that offer similarly attractive crypto asset mining economics.

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Strong track record of acquiring and operating power assets.  Our management team has a distinguished track record of sourcing, financing, and operating power assets.  Greg Beard, our Co-Chairman and Chief Executive Officer, previously served as Senior Partner and Head of Natural Resources at Apollo Global Management Inc. and as a Founding Member and Managing Director at Riverstone Holdings LLC, two leading private equity firms.  During his private equity tenure, Mr. Beard sourced and led 23 energy investments, representing $8.8 billion in proceeds.  Bill Spence, our Co-Chairman, has 40 years of energy-related experience.  Mr. Spence is the former owner and operator of Coal Valley/Dark Diamond, a coal refuse power generation facility, from 1993 to 2007.  Mr. Spence was also the former independent operator of our Scrubgrass Plant prior to our formation.

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Superior access to Bitcoin miners with multiple miner procurement channels, including direct relationships with equipment manufacturers and partnerships with datacenter operators and other intermediaries.  We benefit from strong relationships with multiple providers of Bitcoin miners.  We have entered into an agreement with a leading manufacturer of Bitcoin miners to purchase 15,000 miners with aggregate hash rate of approximately 1,500 PH/s for delivery between October 2021 and January 2022.  In addition, through our partnership with a leading global manager of Bitcoin mining operations, we have executed a purchase agreement to acquire 9,900 MicroBT miners with phased delivery that began in September 2021 and have agreed to purchase terms for the acquisition of approximately 4,950 additional MicroBT miners.  Finally, we have been highly opportunistic in entering into hardware purchase agreements with miner brokers.  We believe that our access to capital, including prior private financings, as well as the proceeds from this initial public offering, in conjunction with our vertically-integrated power generation, makes us an attractive partner for Bitcoin equipment manufacturers and other market leaders alike.

Our Growth Strategies

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Acquire additional environmentally-beneficial power generation assets, including closing on two coal refuse power generation facilities, one of which is currently under definitive purchase agreement and the other of which is currently under letter of intent.  We have entered into a definitive agreement to purchase the Panther Creek Plant and a non-binding letter of intent to purchase the Third Plant, both of which are coal refuse plants.  We believe that we will be able to close the Panther Creek Acquisition within the next three months.  We also anticipate a favorable outcome of our ongoing due diligence of the Third Plant; however, there is no assurance that the acquisition of the Third Plant will be completed as such acquisition is subject to due diligence and the negotiation of a definitive agreement. Additionally, we are strategically considering acquisition opportunities for a fourth power asset. Powered by the Scrubgrass Plant and these subsequent power asset acquisitions, we have developed a plan to build out aggregate mining capacity to approximately 300 MW by the end of 2022.  We believe that our expected expansion of power generation capacity dedicated to Bitcoin mining is repeatable and scalable.  With the extensive experience and relationships that our leadership team has in the industry, we have an acquisition pipeline of additional environmentally-friendly power assets, and we believe that the acquisition of additional power generation facilities will enable us to drive further growth in crypto asset mining.

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Continue to opportunistically source new miners through our multiple procurement channels to accelerate our business plan and increase our mining capacity.  As previously outlined, we have recently executed purchase orders for the acquisition of miners from a manufacturer, a Bitcoin mining and datacenter operator (for MicroBT miners), and multiple miner brokers (for Canaan and Bitmain miners).  While many of our competitors have struggled to obtain mining equipment due to historically strong demand and pre-sold supply, we believe that these recent confirmed purchase orders demonstrate our ability to leverage the breadth of our relationships to quickly expand our mining capacity. By operating the Scrubgrass Plant at capacity and through the ongoing buildout of Panther Creek and anticipated acquisition and buildout of the Third Plant, we would expect to grow our mining operations to over 55,000 miners. Additionally, with the proceeds from this offering, we are planning to acquire and build out one or more additional power generation asset(s) and to purchase additional miners. We are forecasting expansion of our crypto mining operations to approximately 85,000 total miners, representing over 8,000 PH/s, by the end of 2022. We expect to benefit from these strong relationships to purchase additional miners on favorable economic terms as we continue to expand our power generation capacity through the acquisition of additional plants.

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Drive operational excellence and structure alignment with key industry partners, including equipment manufacturers, power generation facility owners and the broader crypto currency and investment ecosystem.  We are committed to building the leading vertically integrated crypto asset mining and environmentally-beneficial power generation platform.  To achieve this objective, we have developed a network of technology and service providers, and we are emphasizing long-term partnerships and equity alignment.  For example, we believe that we negotiated favorable economic and delivery terms for the purchase of miners by providing an equity incentive to the sellers of the miners, subject to meeting specified performance obligations.  Similarly, our anticipated partnership with our Bitcoin mining and datacenter operator provides for sharing of the economic rights to Bitcoin produced by the partnership, motivating our partner to manage mining operations to achieve maximum efficiency.  By aligning interests, we believe that we are driving operational excellence, thereby enabling further expansion and accelerating our growth.

Environmentally-Beneficial Operations

The Scrubgrass Plant, our first power generation facility, is located on a 650-acre site in Scrubgrass Township, Venango County, Pennsylvania, and is recognized as an Alternative Energy System. The Scrubgrass Plant currently has the capacity to produce approximately 85 MW of electricity utilizing CFB technology. Using this CFB technology, the Scrubgrass Plant converts highly polluting coal refuse, a legacy waste from decades of coal mining currently found in sites throughout Pennsylvania and neighboring states, into power and also yields beneficial use ash, a by-product of the combustion process that can be used as fertilizer and filler in other reclamation projects.

The operation of our power generation facility with coal refuse allows the reclamation of large geographic areas that have been ravaged by the presence of coal refuse, the environmentally harmful byproduct of Pennsylvania’s legacy coal-mining operations. Coal mining began in earnest in Pennsylvania in the later part of the 19th century to help meet the nation’s growing demand for steel, and continued through the 20th century as Pennsylvania and other coal producing states mined the fuel needed to power the industrial revolution in the United States and fight two World Wars. While the placement of coal refuse became more strictly regulated with the passage of the SMCRA, the decades of operations prior to the SMCRA’s adoption produced large piles of refuse near now-abandoned coal mining operations. BAMR estimates that today there are 840 coal refuse sites, covering approximately 9,000 acres, filled by over 220 million tons of coal refuse in legacy piles located throughout the state. We estimate that, based on the number of coal refuse sites we are currently reclaiming in close proximity to the Scrubgrass Plant, there is at least 30 years’ worth of fuel available for that plant alone. We expect the additional plants that we intend to acquire will also have access to a multi-year supply of coal refuse.

In 2015, Pennsylvania estimated that the cost to remediate AML and AMD sites in Pennsylvania could be as high as $20 billion, of which reclamation of coal refuse piles represented a $2 billion burden.  Coal refuse piles produce significant, adverse local and regional environmental consequences, including the harmful leaching of acidity, iron and iron oxide, aluminum, manganese, and sulfate residues into waterways resulting in significant AMD.  This leachate creates both surface water and groundwater contamination and produces streams, ponds and lakes that can be devoid of aquatic life.  AMD is the largest non-point source water pollutant in these Pennsylvania communities and afflicts watersheds downstream from the coal refuse piles, while also reducing potable water supplies.

The coal refuse piles cover large areas of otherwise productive land and pose negative consequences for air quality in the surrounding communities.  Uncontrolled fugitive dust from these piles creates particulate matter pollution and can act as a wind-borne pathogen, posing significant risks to human health.  The piles themselves can also ignite.  Wildfires, lightning strikes and campfires on the surface can quickly turn into bigger issues such as underground mine fires.  Unattended piles can also spontaneously combust through an oxidation process that generates heat and consequently ignites the combustible components of piles. Burning piles, especially  underground fires in the absence of oxygen, produce a variety of adverse uncontrolled ambient impacts, including smoke, particulate, and the release of poisonous and noxious gases – often at ground level. These gases, including carbon monoxide, carbon dioxide, hydrogen sulfide, sulfur dioxide, ammonia, sulfur trioxide, and oxides of nitrogen and a variety of volatile organic compounds – are all potentially harmful to human, animal and vegetative life. According to PADEP, as of December 14, 2020, there were 92 coal refuse piles burning in Pennsylvania, and over the past decades hundreds of others have burned. PADEP has estimated that 6.6 million tons of coal refuse burn each year in unintended, uncontrolled fires, releasing 9 million tons of carbon dioxide and numerous other air pollutants.  When fires occur, the budgets of these environmentally and often economically challenged communities are hardest hit, and it may take years to extinguish the fire.

The CFB technology employed by the Scrubgrass Plant and other coal refuse reclamation facilities was developed to burn coal refuse and similar low-BTU substances by combining the waste with limestone injection for acid gas control in specialized CFB boilers and injecting streams of hot air. These units are also equipped with fabric filter systems to control FPM emissions. The coal refuse-powered units control emissions of sulfur dioxide, nitrogen oxides, air toxins, FPM and total particulate matter. These units are some of the lowest emitters of mercury and FPM in the nation.  The solid materials are consumed in the combustion process and the by-products are steam, which powers electricity generators, and beneficial use ash, an inert non-acidic substance that can be used in remediation and reclamation activities. The removal, remediation and reclamation of the polluting piles contributes to a majority of the operating costs of one of these specialized power generation facilities.  This business model results in the most efficient method to comprehensively remove the hazardous materials from the environment and remediate the polluting impacts.

Our ownership of the Scrubgrass Plant combined with the environmental benefits which accrue to the region allow us to mine Bitcoin at what we believe to be some of the lowest costs in the industry while making a transformational contribution to the environment.

Low-Cost Power Generation

Given that the price of electricity has a significant impact on the ultimate economics and profitability of crypto asset mining, we believe long-term value is enabled primarily by the reduction of power costs and securing environmentally-beneficial power generation assets. Our miners are powered by the electricity produced by our own assets. As detailed in the chart below, we expect to be able to generate power for approximately $18 per MWh at our Scrubgrass Plant at full capacity, which corresponds to less than $3,000 per Bitcoin equivalent with latest-generation miners and assuming a network hash rate of 150 EH/s. We consider latest-generation miners to be miners with efficiency of 37 joules per terahash. These estimated costs include the RECs and waste coal tax credits we currently receive. Should these credits be discontinued, our estimated cost to generate power would increase to approximately $37 per MWh, which corresponds to approximately $5,500 per Bitcoin equivalent. This contributes to our value creation strategy, which is based on four concepts: (i) securing and operating low-cost, environmentally-beneficial energy assets, (ii) protecting operational profitability and efficiently managing risk across different pricing environments, (iii) optimizing returns over invested capital through strategic and innovative sourcing of power and mining equipment (including through partnerships with suppliers) and (iv) potentially extending the economic life of our equipment through the use of low cost of power.

The chart below shows an estimate of the components of our net cost of power for the second half of 2021 and a comparison to our peers’ cost of power.3

Due to the specialized nature of coal refuse power generation facilities that utilize CFB technology, we estimate the replacement cost for an electricity generation facility utilizing this technology that operates on the scale of our Scrubgrass Plant would be approximately $500 million.

In May 2021, we engaged PA Consulting to benchmark our electric supply costs against a broader set of power supply alternatives for crypto asset mining. To facilitate this comparison, PA Consulting prepared a net LCOE analysis as a means of determining the normalized cost of generating electricity over the lifetime of a power generation facility, including the initial capital investment, fixed and variable operations and maintenance expenses, labor costs, fuel costs, and expected capital expenditures, as well as offsetting income streams, including RECs, waste coal tax credits, and capacity payments. In the context of crypto asset mining, net LCOE represents the all-in cost of procuring electricity. The primary differences between net cost of power and net LCOE are that (i) net cost of power represents a cost for a specific period, while net LCOE represents the normalized cost over the life of the asset, and (ii) net LCOE includes the initial capital investment, while net cost of power only captures the costs incurred during the period for which the metric is calculated. In other words, net LCOE includes both the net cost of power and the investment required to achieve that net cost of power.

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Our estimated net cost of power for the period presented represents all of our expected costs associated with generating power (including the cost of procuring fuel, operations and maintenance expenses, and plant general and administrative expenses), after taking into account estimated capacity revenue and income from RECs and renewable energy and waste coal tax credits (which are the only sources of income we expect to receive from power-generating activities, excluding the sale of electricity). Estimated costs of power for comparable companies are based upon publicly available information and may not be for the period presented for our expected cost of power, and we are limited in the amount of information available to us. One of the presented comparable companies generates its own power and the costs shown for that company represent the average mining power cost from June 2020 to February 2021, net of energy margin and ancillary service revenue. The remaining presented comparable companies do not own power generating assets but instead purchase electricity. The cost of power for those companies represents the cost to purchase electricity disclosed by those companies in reports filed with the SEC, without additional operating or other costs, or rebates or credits, factored in. Therefore, our net cost of power may not be equivalent to, and may not include the same inputs as, the cost of power identified for such comparable companies.

PA Consulting calculated the net LCOE for the Scrubgrass Plant and benchmarked this cost structure against (i) historical retail commercial and industrial electric rates across the United States, (ii) the LCOE of new-build sources of firm power generation, which could serve as alternative power sources for data mining operations, and (iii) published electric supply costs by our crypto asset mining peers. Based on PA Consulting’s analysis, our net LCOE of 2.1 cents per kWh is lower than those for all contemplated alternatives in the United States. The chart below shows the summary data from PA Consulting’s report.4

As part of our strategy of securing environmentally-beneficial power generation assets for crypto asset mining, we have entered into (i) a definitive agreement to purchase the Panther Creek Plant, a coal refuse reclamation-to-energy facility that utilizes CFB technology (similar to the Scrubgrass Plant) with 80 MW of net electricity generation capacity located near Nesquehoning, Pennsylvania, and (ii) a non-binding letter of intent to purchase the Third Plant, another coal refuse reclamation-to-energy facility that utilizes CFP technology with 112 MW of net electricity generation capacity located in Pennsylvania. These facilities are each waste removal and environmental remediation businesses that generate and sell electricity to pay for the environmental reclamation work that they perform. We intend to opportunistically acquire such electricity generation assets to power our increasing crypto asset mining operations in an environmentally-conscious manner.

Pennsylvania has deemed the reclamation of coal refuse sites as an environmental priority, and since the early 1990s an unofficial public-private-partnership has developed between the coal refuse reclamation to energy industry and the Commonwealth of Pennsylvania. In 2016, Pennsylvania adopted a performance based tax credit targeting coal refuse removal by alternative electricity generation facilities utilizing CFB technology, such as the Scrubgrass Plant, the Panther Creek Plant and the Third Plant. To qualify for the tax credit, 75% of the fuel used by these facilities must be qualified coal refuse, plant design must include circulating fluidized bed technology, utilizing limestone injection and a fabric filter for particulate emissions control, ash produced by the facilities must be put to beneficial use as defined by PADEP, and, finally, at least 50% of that beneficial use ash must be used to reclaim coal mining affected sites.

Due to the environmental benefit produced by our facilities, we also qualify for Tier II RECs in Pennsylvania. These RECs are currently valued at approximately $15.00 per MWh, based on the bid-level price as of July 21, 2021. Particularly challenging and often remote piles also require partnerships with federal, state, and local environmental groups in order to accomplish the remediation and reclamation goals of a project.  These projects

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The comparable crypto asset mining companies represent the same data presented in the chart titled “Scrubgrass Plant Estimated Net Cost of Power vs. Comparable Companies ($/MWh),” with the exception of one company that generates its own power, which is excluded here because there is not enough information publicly available to estimate the net LCOE associated with its power generation facility.

include the use of federal grants combined with millions of private dollars invested by the coal refuse reclamation to energy project companies.  Our coal refuse reclamation to energy facility has frequently partnered with the U.S. Department of the Interior’s Office of Surface Mining Reclamation and Enforcement, BAMR and local environmental groups to remediate these piles. The Scrubgrass Plant has partnered with state agencies since the mid-1990s to identify and reclaim waste sites and have removed over 16 million tons from the environment since start of operations.

While crypto asset mining continues to consume a massive amount of energy worldwide, often generated from traditional and more environmentally-harmful sources, we are able to conduct our activities in a manner that benefits both the environment and our profitability.

Mining Operations

We currently operate approximately 3,000 miners with hash rate capacity of approximately 185 PH/s. Our current fleet comprises approximately 860 S9 miners, approximately 190 S17 Pro miners, approximately 10 T17 miners, approximately 655 1166 Pro miners, approximately 125 Canaan 1246 miners, approximately 106 M30S+ miners, and approximately 1,040 M30S miners. The S9 miners have hash rate capacity of approximately 13 TH/s per miner and power consumption of approximately 1,300 watts per miner. The S17  Pro miners have hash rate capacity of approximately 50 TH/s per miner and power consumption of approximately 1,975 watts per miner. The T17 miners have hash rate capacity of approximately 40 TH/s per miner and power consumption of approximately 2,200 watts per miner. The 1166 Pro miners have hash rate capacity of approximately 80 TH/s and power consumption of approximately 3,400 watts per miner. The Canaan 1246 miners have hash rate capacity of approximately 85 TH/s and power consumption of approximately 3,420 watts per miner. The M30S+ miners have hash rate capacity of approximately 100 TH/s and power consumption of approximately 3,500 watts per miner. The M30S miners have hash rate capacity of approximately 88 TH/s and power consumption of approximately 3,344 watts per miner. We manage our fleet of miners through a combination of internal employees and outside contractors.

We believe that through our innovative strategic initiatives and existing commercial relationships, we will continue to efficiently secure high-quality equipment necessary to maximize our operational advantages. Using our access to and control of environmentally beneficial and low-cost power as leverage, our focus is on sourcing the latest crypto asset mining technology and engaging in transactions to align our interests with those of other key industry stakeholders, including equipment manufacturers and high-performance computing infrastructure managers. We are actively adding to our existing fleet of approximately 3,000 miners currently deployed at the Scrubgrass Plant, with a hash rate capacity of approximately 185 PH/s, through the execution of definitive agreements since April 1, 2021 with three suppliers to purchase approximately 26,150 additional miners with a total hash capacity equal to over 2,500 PH/s. Approximately 72% of these miners are scheduled to be delivered in 2021, with the next batch scheduled for delivery in October 2021, 21% are scheduled to be delivered in the first quarter of 2022, and the remaining 6% are scheduled to be delivered during the remainder of 2022. We expect to house approximately 17,000 miners in our datacenters at the Scrubgrass Plant. We have initiated construction of a datacenter for the Panther Creek Plant, and we plan to begin deploying miners there later this year, ultimately deploying 20,000. The Panther Creek Acquisition is subject to customary closing conditions and regulatory approvals. We plan to house our remaining anticipated miners at the Third Plant and one or more additional power generation asset(s). The acquisition of the Third Plant is subject to due diligence and the negotiation of a definitive agreement, and there is no assurance that the acquisition will be completed.

Our location in the cooler Northeastern United States and access to cheap power allow us to cool our miners at lower cost than if we were located in warmer regions and also affords us the flexibility to buy power off the grid when the cost of such power is cheaper than our cost of production, resulting in our ability to maximize crypto asset mining operations through low variable costs and cost per MW. Our current focus is on mining Bitcoin, which we may convert to USD to the extent necessary to fund our development.

Pursuant to the three agreements that we have entered into to procure additional miners, we pre-paid significant portions of the purchase price for the new miners under each of the three agreements, with the remainder of the payments due upon confirmation of shipment or delivery of the miners. Delivery of the miners under one of these agreements is subject to us entering into a hosting agreement on reasonable commercial terms with the supplier that is currently under letter of intent. To date, we have not been advised by our suppliers of any supply constraints in fulfilling these agreements.

We believe that buyers of the Bitcoin we mine may ascribe value to the environmentally-beneficial manner in which it was mined in the United States. Furthermore, while our focus is currently on Bitcoin, we may utilize our miners for other crypto assets depending on market conditions, including the relative values of such other crypto assets, and other factors. We intend to operate with flexibility and a goal of maximizing value from our operations. To this end, our business strategy continues to be acquiring power generating assets that allow us to generate electricity at competitive rates in an environmentally-beneficial fashion, securing miners with the latest technology to utilize such power generation capabilities, and re-investing proceeds from our crypto asset mining operations in acquiring additional power generating assets and miners.

Bitcoin and Bitcoin Mining

Bitcoin, a form of cryptocurrency, is a crypto asset that is designed to work as a secure and decentralized medium of exchange. Digital assets exist on a blockchain which is a network of computers that together store the history of transactions and validate new transactions without the need for a trusted, central intermediary. Using a blockchain, value can be sent from one account to another in a matter of minutes and with full certainty without requiring the involvement of a bank or financial institution.  Each computer on the network stores a copy of all the past transactions and the balance of every account.

Each account is identified by a “public key,” the address to which funds are sent to and from. To access the account, however, a “private key” is needed.  This private key is closely guarded by the holders of crypto assets, as anyone who possesses the private key for an account can access that account and transfer value.  As a result of the relationship between public keys and private keys, every transaction ever done on the blockchain is available for public viewing in perpetuity, but the owners of the accounts may be anonymous.

The Bitcoin network infrastructure is collectively maintained by a decentralized, public user base who are either volunteers or are rewarded with Bitcoin. As the network is decentralized, it does not rely on either governmental authorities or financial institutions to create, transmit or determine the value of the coins and instead value is determined by supply and demand.

Most blockchains, including Bitcoin blockchains, validate transactions via a process called “proof of work,” which requires that computers compete to solve a complex cryptographic puzzle. Solving this puzzle essentially requires random guesswork and computers generate millions of guesses to arrive at the correct answer, which is referred to as “mining.”  The computer that solves the puzzle is rewarded with the crypto asset.  Recognizing that over time the computing power devoted to mining can increase or decrease, every 10 minutes the Bitcoin network re-calibrates the difficulty of the puzzle to keep a 10 minute delay between each time the puzzle is solved. This delay is known as the “block time.”

We plan to mine Bitcoin by using our miners to solve this complex cryptographic puzzle. In return for solving a block, we receive a Bitcoin or other crypto asset reward, depending on the blockchain, which we hold for our account and attempt to sell opportunistically on the market or directly to purchasers to generate a profit. Miners measure their capability in terms of processing power, which is known in the industry as “hashing” power. Hashing power is measured in terms of the number of hashing algorithms solved (or “hashes”) per second, which is the miner’s “hash rate.” Generally speaking, miners with greater hashing power relative to other miners attempting to solve a block have a higher chance of solving the block and receiving a crypto asset award. See below for an illustration of how Bitcoin mining works.

Since the inception of the Bitcoin network, more and more miners have entered the market competing for the limited number of blocks that are regularly added to the Bitcoin blockchain. The resulting tremendous increase in network hash rate has resulted in increasing levels of “difficulty” being implemented by the Bitcoin network over time. As a result, an individual miner’s chances of adding a new block to the blockchain in a given period of time has decreased, creating volatility in a miner’s revenue stream. To address this challenge, Bitcoin mining operators began to combine their mining resources into “mining pools” to better compete and reduce volatility in Bitcoin mining revenue. Combining mining devices in a mining pool allows for faster output and better odds of finding a block at the group level, rather than the individual level. As part of our mining operations, we contribute our hash rate to certain pools, subject to their terms of service. Participation in such pools is generally terminable at any time by either party and our risk is limited, as we are able to switch pools at any time or simply not participate in any pools and mine independently. As a participant in such pools, in exchange for providing computing power, we receive a share of the theoretical global mining rewards based on our percent contribution to the Bitcoin mining network, less fees payable to the pool. We are able to verify our proportion of the contributed computing power because we track the computing power of the miners that we operate, and the total computing power contributed to the pool is publicly available.

While we currently only mine Bitcoin, we continue to monitor and evaluate the crypto asset market and may in the future mine other crypto assets. We will consider factors such as market acceptance, value of the underlying crypto asset, cost to mine, mining equipment and resources required, and impact on our results of operation in making any future determination on the type of crypto assets to mine. Further, while we currently intend to acquire Bitcoins only through our mining efforts, it is possible that we may in the future acquire Bitcoins or other crypto assets through other means, such as exchanging crypto assets for other crypto assets instead of fiat currency.

Customers

We are not dependent on any one customer or group of customers, and no individual customer, or together with its affiliates, contributed on an aggregate basis 10% or more to our revenues.

Government Regulation

Crypto Assets

Government regulation of blockchain and crypto assets is being actively considered by the United States federal government via a number of agencies and regulatory bodies, as well as similar entities in other countries. State government regulations also may apply to our activities and other activities in which we participate or may participate in the future. Other regulatory bodies which are governmental or semi-governmental  have shown an interest in regulating or investigating companies engaged in the blockchain or crypto asset business.

Businesses that are engaged in the transmission and custody of Bitcoin and other crypto assets, including brokers and custodians, can be subject to U.S. Treasury Department regulations as money services businesses as well as state money transmitter licensing requirements. Bitcoin and other crypto assets are subject to anti-fraud regulations under federal and state commodity laws, and crypto asset derivative instruments are substantively regulated by the U.S. Commodity Futures Trading Commission. Certain jurisdictions, including, among others, New York and a number of countries outside the United States, have developed regulatory requirements specifically for crypto assets and companies that transact in them.

Regulations may substantially change in the future and it is presently not possible to know how regulations will apply to our business, or when they will be effective. As the regulatory and legal environment evolves, we may become subject to new laws, further regulation by the SEC and other agencies, which may affect our mining and other activities. For instance, various bills have also been proposed in Congress related to our business, which may be adopted and have an impact on us. For additional discussion regarding our belief about the potential risks existing and future regulations pose to our business, see the Section entitled “Risk Factors” herein.

In addition, since transactions in Bitcoin provide a reasonable degree of pseudo anonymity, they are susceptible to misuse for criminal activities, such as money laundering. This misuse, or the perception of such misuse (even if untrue), could lead to greater regulatory oversight of Bitcoin platforms, and there is the possibility that law enforcement agencies could close Bitcoin platforms or other Bitcoin-related infrastructure with little or no notice and prevent users from accessing or retrieving Bitcoin held via such platforms or infrastructure. For example, in her January 2021 nomination hearing before the Senate Finance Committee, Treasury Secretary Janet Yellen noted that crypto assets have the potential to improve the efficiency of the financial system but that they can be used to finance terrorism, facilitate money laundering, and support malign activities that threaten U.S. national security interests and the integrity of the U.S. and international financial systems. Accordingly, Secretary Yellen expressed her view that federal regulators needed to look closely at how to encourage the use of crypto assets for legitimate activities while curtailing their use for malign and illegal activities. Furthermore, in December 2020, FinCEN, a unit of the Treasury Department focused on money laundering, proposed a new set of rules for crypto asset-based exchanges aimed at reducing the use of crypto assets for money laundering. These proposed rules would require filing reports with FinCEN regarding crypto asset transactions in excess of $10,000 and also impose record-keeping requirements for crypto asset transactions in excess of $3,000 involving users that manage their own private keys. In January 2021, the Biden Administration issued a memorandum freezing federal rulemaking, including these proposed FinCEN rules, to provide additional time for the Biden Administration to review the rulemaking that had been proposed by the Trump Administration. As a result, it remains unclear whether these proposed rules will take effect.

Environmental Matters

Our operations are subject to stringent federal, state and local laws and regulations with regard to air and water quality, hazardous and solid waste management and disposal and other environmental matters. Numerous governmental entities, including the U.S. Environmental Protection Agency (“EPA”) and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, often requiring difficult and costly actions. The more significant of these existing environmental laws and regulations include the following U.S. legal standards, as amended from time to time:

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the Clean Air Act (“CAA”), which imposes standards (including existing and new national ambient air quality standards (“NAAQS”) for ground-level ozone and particulate matter) that restrict the emission of air pollutants from many sources, imposes various pre-construction, operational, monitoring, permitting and reporting requirements, and that the EPA has relied upon as authority for adopting climate change regulatory initiatives relating to GHG emissions;

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the Federal Water Pollution Control Act, also known as the Clean Water Act (“CWA”), which regulates discharges of pollutants from facilities to state and federal waters and establishes the extent to which waterways are subject to federal jurisdiction and rulemaking as protected waters of the United States;

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the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes liability on generators, transporters, disposers and arrangers of hazardous substances at sites where hazardous substance releases have occurred or are threatening to occur;

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the Resource Conservation and Recovery Act (“RCRA”), which governs the generation, treatment, storage, transport and disposal of hazardous and nonhazardous solid waste, classifies coal combustion residuals (“CCRs”) as nonhazardous wastes, and establishes standards for landfill and surface impoundment placement, design, operation and closure, groundwater monitoring, corrective action, and post-closure care;

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the National Environmental Policy Act, which requires federal agencies to evaluate major agency actions (including their permitting and licensing decisions for siting approvals and other matters) having the potential to impact the environment and that may require the preparation of environmental assessments and more detailed environmental impact statements that may be made available for public review and comment; and

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the Toxic Substances Control Act, which gives EPA the authority to require reporting, recordkeeping and testing requirements, and to place restrictions relating to chemical substances and/or mixtures, including polychlorinated biphenyls.

Additionally, there exist state laws and regulations, including State Implementation Plans (“SIPs”), as well as local ordinances where we operate, that also have similar environmental laws and regulations governing many of these same types of activities. Under these federal and state legal requirements, owners or operators of air emission sources are responsible for obtaining permits and for annual compliance and reporting tasks. Any failure by us to comply with these federal or state laws, regulations and regulatory initiatives or controls may result in the assessment of sanctions, including administrative, civil, and criminal penalties; the imposition of investigatory, remedial, and corrective action obligations or the incurrence of capital expenditures; the occurrence of restrictions, delays or cancellations in the permitting, development or expansion of projects; and the issuance of injunctions restricting or prohibiting some or all of our activities in a particular area. Historically, our environmental compliance costs have not had a material adverse impact on our financial condition and results of operations; however, there can be no assurance that such costs will not be material in the future.

Over time, the trend in environmental laws and regulations is  typically to place more restrictions and limitations on activities that may adversely affect the environment.  If existing legislative or regulatory requirements or enforcement policies change or new legislative, regulatory or enforcement initiatives are developed and implemented in the future, we may be required to make significant, unanticipated capital and operating expenditures. Examples of environmental laws or regulatory initiatives that impact our ability to operate through the firing of coal refuse include the following:

Firing of Coal Refuse

In April 2020, the EPA published a final rule establishing a new subcategory in the Mercury and Air Toxic Standards (“MATS”) applicable to a narrow set of power generation facilities that fire certain types of coal refuse, sometimes also referred to as “culm,” “gob” or “boney,” that are found in the locality of inactive or abandoned mining operations.  Coal refuse, is the material left over from coal mining, usually as tailings piles or spoil tips. The subcategory specifically applies to a limited set of existing electric utility steam generating units in Pennsylvania and West Virginia firing eastern bituminous coal refuse, which includes the Scrubgrass Plant, and is only for emissions of acid gas hazardous air pollutants. To qualify for the new subcategory, these existing electric utility steam generating units must have had construction of their units commenced on or before May 3, 2011 and have a net summer capacity of no greater than 150 MW that is designed to burn, and that is burning, 75% or more (by heat input) eastern bituminous coal refuse on a 12-month rolling average basis.  In establishing this new subcategory, the EPA recognized that there are differences in the acid gas HAP emissions from electric utility steam generating units firing eastern bituminous coal refuse and those firing other types of coal refuse, such as anthracite coal refuse.  Without the continued existence of this subcategory under MATS, it may prove challenging for one or more of those power generation facilities covered under this subcategory to continue to operate in an economic manner.

In January 2021, President Joe Biden entered office and the EPA is now under the direction of the Biden Administration.  In the event that the EPA under the Biden Administration were to reconsider the continued existence of the new subcategory, or if Pennsylvania, under applicable state law, were to implement more rigid standards in the future that limited the utility of this MATS subcategory, we and the other power generation facility operators covered under the current new subcategory could experience material adverse impacts to our business and results of operations.

Coal Combustion Residuals

In 2015, EPA published a final rule to regulate the disposal of CCR from electric utilities as solid waste. The federal regulation classifies CCR as “nonhazardous waste” and allows for beneficial use of CCR with some restrictions. The regulation applies to all new and existing landfills, new and existing surface impoundments receiving CCR and existing surface impoundments located at stations generating electricity (regardless of fuel source), which were no longer receiving CCR but contained liquids as of the effective date of the rule. The rule establishes requirements regarding landfill design, structural integrity design and assessment criteria for surface impoundments, groundwater monitoring, protection and remedial procedures and other operational and reporting procedures to ensure the safe disposal and management of CCR.

In July 2018, EPA published a final rule amending the 2015 CCR rule, referred to as “Phase 1, Part 1”, that revises certain closure deadlines and groundwater protection standards in the 2015 CCR rule, but does not change the primary requirements for groundwater monitoring, corrective action, inspections and maintenance, and closure. In October 2018, a coalition of environmental groups filed a petition for review in the U.S. Court of Appeals for the District of Columbia (“D.C. Circuit Court”) challenging EPA’s Phase 1, Part 1 revisions to the CCR rule. In March 2019, the D.C. Circuit Court issued an order in the Phase 1, Part 1 litigation granting EPA’s motion to remand the rule without vacatur. To date, EPA has finalized two notice-and-comment rulemakings to implement the court’s decision on remand. The “Part A” rule, which was promulgated in August 2020, establishes an April 11, 2021 deadline to cease placement of CCR and non-CCR waste streams into unlined ash basins and initiate closure, and the “Part B” rule, which was promulgated in November 2020, establishes procedures to allow facilities to request approval to operate an existing CCR surface impoundment with an alternate liner. A future rulemaking is expected to address legacy impoundments. In addition to the requirements of the federal CCR rule, CCR landfills and surface impoundments will continue to be regulated by the states, including Pennsylvania.

National Ambient Air Quality Standards

Under the CAA, the EPA sets NAAQS for six principal pollutants considered harmful to public health and the environment, including ground-level ozone, particulate matter, nitrogen dioxide and sulfur dioxide, some of which may result from coal combustion. Areas meeting the NAAQS are designated “attainment areas” while those that do not meet the NAAQS are considered “nonattainment areas.” Each state must develop a plan to bring nonattainment areas into compliance with the NAAQS, which may include imposing operating limits on individual plants.

The EPA is required to review NAAQS at five-year intervals.  For example, in 2015, the EPA issued a final rule under the CAA, making the NAAQS for ground-level ozone more stringent. Since that time, the EPA has issued area designations with respect to ground-level ozone and final requirements that apply to state, local, and tribal air agencies for implementing the 2015 NAAQS for ground-level ozone and, more recently, in December 2020, the EPA published notice of a final action that, upon conducting a periodic review of the ozone standard in accord with CAA requirements, elected to retain the 2015 ozone NAAQS without revision on a going-forward basis. However, this December 2020 final action is subject to legal challenge and the NAAQS may be subject to further reconsideration and possible revision.

State implementation of the revised NAAQS could, among other things, require modification of SIPs to detail how a state will attain or maintain its attainment status. As part of this process, it is possible that the EPA or an analogous state agency may require reductions of emissions from our power generation facility to reach attainment status for ground-level ozone, fine particulate matter, nitrogen dioxide or sulfur dioxide as well as result in longer permitting timelines. Our costs to comply with such matters could be material.

Cross-State Air Pollution

During 2011, the EPA published a final rule known as the Cross-State Air Pollution Rule (“CSAPR”), which requires 28 states in the eastern half of the United States, including Pennsylvania, to reduce power plant emissions that cross state lines and contribute to ground-level ozone and fine particle pollution in other states. A cap and trade system is used to reduce the target pollutants—sulfur dioxide and nitrogen oxides.  Our operations are subject to the CSAPR and comply through operation of existing controls and purchases of allowances on the open market, as needed.

In 2016, the EPA published a final rule to update the CSAPR to address the 2008 ozone NAAQS. Under this 2016 final rule, the EPA found that 22 states, including Pennsylvania, affect the ability of downwind states to attain and maintain the 2008 ground-level ozone NAAQS and, accordingly, issued federal implementation plans that both updated existing CSAPR nitrogen oxide ozone season emission budgets for electric generating units within those states and implemented those budgets through modifications to the CSAPR nitrogen oxide ozone season allowance trading program. Implementation started in the 2017 ozone season (May through September 2017). Affected facilities began to receive fewer ozone season nitric oxide allowances in 2017, resulting in the need to purchase additional allowances. Additionally, in September 2019, the D.C. Circuit Court remanded a portion of the 2016 final rule to the EPA. In October 2020, the EPA proposed, and in March 2021, the agency finalized, a rule addressing 21 states’ (including Pennsylvania’s) outstanding obligations with respect of the 2008 ozone NAAQS. In the final rule, the EPA found that for 12 of the 21 states (which 12 states includes Pennsylvania), their projected 2021 ozone season NOx emissions significantly contribute to downwind states’ nonattainment or maintenance problems for the 2008 ozone NAAQS.  Under the final rule, EPA created an additional geographic group and ozone season trading program comprised of these 12 upwind states.  This new group, Group 3, will be covered by a new CSAPR NOX Group 3 emissions budget beginning with the 2021 NOx Ozone Season, which Group 3 emissions budget is expected to result in fewer ozone season nitrogen allowances than previously allowed under the prior Group 2 emissions budget.  The electric generating units covered by the federal implementation plans and subject to the Group 3 emissions budget are fossil-fired electric generating units with greater than 25 MW capacity.  While our CSAPR compliance costs to date have been immaterial, the future availability of and cost to purchase allowances to meet the emission reduction requirements is uncertain at this time, but it could be material if our facility will need to purchase additional allowances based on reduced allocations.

Regional Haze

The EPA’s “Regional Haze Rule” is intended to reduce haze and protect visibility in designated federal areas, and sets guidelines for determining the best available retrofit technology (“BART”) at affected plants and how to demonstrate “reasonable progress” toward attaining natural visibility conditions by the end of 2064. The Regional Haze Rule requires states to consider five factors when establishing BART for sources, including the availability of emission controls, the cost of the controls, and the effect of reducing emission on visibility in Class I areas (including wilderness areas, national parks, and similar areas). The statute would require compliance within five years after the EPA approves the relevant SIP or issues a federal implementation plan, although individual states may impose more stringent compliance schedules. In 2017, the EPA published a final rule affirming the continued validity of the EPA’s previous determination allowing states to rely on the CSAPR to satisfy BART requirements.

The second phase of the Regional Haze Rule began in 2019. States must submit regional haze plans for this second implementation period in 2021 to demonstrate reasonable progress towards reducing visibility impairment in Class I areas. States may need to require additional emissions controls for visibility impairing pollutants, including on BART sources, during the second implementation period. We currently cannot predict the impact of this second implementation period, if any, on our operations.

Climate Change

In the United States, no comprehensive climate change legislation has been implemented at the federal level but President Biden has pursued executive actions, is expected to pursue additional executive actions, and may pursue new climate change legislation or other regulatory initiatives to promote his regulatory agenda and limit GHG emissions.  Moreover, with the U.S. Supreme Court finding that GHG emissions constitute a pollutant under the CAA, the EPA adopted rules in 2011 that, among other things, regulate GHG emissions from certain stationary sources, including a preconstruction permitting program for certain new construction or major modifications that may trigger more stringent GHG requirements upon modification of such sources, the costs of which may be material.  Additionally, in 2015, the EPA issued a final rule establishing new source performance standards (“NSPS”) for carbon dioxide emissions from newly constructed coal-fueled electric generating plants, which reflects the partial capture and storage of those emissions from the plants. The EPA also promulgated NSPS applicable to modified and reconstructed electric generating units, which will serve as a floor for future stringent standard determinations for such units. The NSPS could have an impact on our operations to the extent we plan to construct and/or modify or reconstruct electric generating units. In December 2018, the EPA published proposed revisions to the final NSPS for new, modified, and reconstructed coal-fired electric utility steam generating units proposing that the best system of emissions reduction for these units is highly efficient generation that would be equivalent to supercritical steam conditions for larger units and sub-critical steam conditions for smaller units, and not partial carbon capture and sequestration, as was finalized in the 2015 NSPS. Challenges to the GHG NSPS are being held in abeyance at this time.

More recently, in July 2019, the EPA adopted the final Emission Guidelines for Greenhouse Gas Emissions from Existing Electric Utility Generating Units, known as the Affordable Clean Energy (“ACE”) Rule. The 2019 ACE Rule established carbon dioxide emission rules for existing power plants under CAA Section 111(d) and replaced the EPA’s more burdensome 2015 Clean Power Plan Rule. In accordance with the ACE Rule, the EPA determined that heat rate improvement measures are the best system of emissions reductions for existing coal-fired electric generating units. However, in January 2021, the D.C. Circuit Court vacated and remanded to the EPA the ACE Rule.  As a result, there exists the possibility for further regulatory action by the Biden Administration on power plant GHG emissions, which action could result in the imposition of more stringent and costly actions on power plant operators.

At the international level, there exists the United Nations-sponsored “Paris Agreement,” which is a non-binding agreement for nations to limit their greenhouse gas emissions through individually-determined reduction goals every five years after 2020.  While the United States withdrew from the Paris Agreement under the Trump Administration on January 20, 2021, President Biden issued an executive order recommitting the United States to the Paris Agreement, effective February 19, 2021. In accordance with the United States’ re-entry into the Paris Agreement, in April 2021, President Biden announced a new, more rigorous nationally determined emissions reduction level of 50%-52% reduction from 2005 levels in economy-wide net GHG emissions by 2030. With the United States recommitting to the Paris Agreement, executive orders may be issued or federal legislation or regulatory initiatives may be adopted to achieve the agreement’s goals, which could require us to incur increased, potentially significant, costs to comply with such requirements.

Litigation risks may also increase, as it is possible that states, municipalities and other parties, including proponents of renewable energy that are opposed to the burning of fossil fuels, including coal, seek to further restrict GHG emissions regardless of federal legislative and regulatory initiatives on the matter.  Moreover, financial risks could increase, as stockholders and bondholders currently invested in fossil fuel energy companies concerned about the potential effects of climate change may elect in the future to shift some or all of their investments into non-fossil fuel energy related sectors. Institutional investors who provide financing to fossil fuel energy companies also have become more attentive to sustainability issues and some of them may elect not to provide funding for fossil fuel energy companies. Limitation of investments in and financings for fossil fuel energy could result in reduced access to capital, higher costs of capital and the restriction, delay, or cancellation of development and production activities.

While we cannot predict the outcome of legislative or regulatory initiatives related to climate change, we anticipate that initiatives to reduce GHG emissions will continue to develop. The adoption of state or federal legislation or regulatory programs to reduce GHG emissions could require us to incur increased operating costs, such as costs to purchase and operate emissions monitoring and control systems, to acquire emissions allowances, or comply with new regulatory or reporting requirements. Additionally, litigation, and financial risks may result in restrictions or cancellations in development and expansion activities or increases in the cost of consuming hydrocarbons and thereby reducing demand for fossil fuels, including coal. Moreover, the increased competitiveness of alternative energy sources (such as wind, solar, geothermal and tidal) could reduce demand for fossil fuels.  Also, there is the possibility that financial institutions will be required to adopt policies that limit funding for fossil fuel energy companies as President Biden recently signed an executive order calling for the development of a climate finance plan and federal agencies under the Biden Administration are pursuing activities to address climate-related risks in the financial sector. Finally, increasing concentrations of GHG in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods, rising sea levels and other climatic events.  Consequently, one or more of these developments could have an adverse effect on our business, financial condition, results of operations, and cash flows.

Remediation Activities

We conduct business on properties that have been used for coal-fired power generation facility operations for many years. The properties we own or operate were acquired from third parties whose actions with respect to the management and disposal or release of coal, wastes or other hazardous substances at or from such properties were not under our control prior to acquiring them. Additionally, we are responsible under applicable federal and state rules for the disposal of CCR in operating landfills and surface impoundments and closure of such units associated with our operations, including location restrictions, design and operating criteria, groundwater monitoring, corrective action and closure requirements, and post-closure care. Under environmental laws and regulations such as CERCLA and RCRA or analogous state laws, we could incur strict joint and several liability due to damages to natural resources or for remediating CCR, coal, wastes or other hazardous substances disposed of or released, including by prior owners or operators. Moreover, an accidental release of materials into the environment during the course of our operations may cause us to incur significant costs and liabilities. We also could incur costs related to the clean-up of third-party sites to which we sent regulated substances for disposal and for damages to natural resources or other claims related to releases of regulated substances at or from such third-party sites.

Cooling Water Intake

Our operations are subject to a variety of rules governing water use and discharge including, in particular, the CWA Section 316(b) rule issued by the EPA that seeks to protect fish and other aquatic organisms by requiring existing steam electric generating facilities to utilize the best technology available (“BTA”) for cooling water intake structures. In 2014, the EPA published its final standards based on CWA Section 316(b) that require certain subject facilities to choose among seven BTA options to reduce fish impingement. In addition, certain facilities must conduct studies to assist permitting authorities to determine whether and what site-specific controls, if any, are required to reduce entrainment of aquatic organisms. It is possible that this decision-making process, which includes permitting and public input, could result in the need to install closed-cycle cooling systems (closed-cycle cooling towers), or other technology. Finally, the standards require that new units added to an existing facility to increase generation capacity are required to reduce both impingement and entrainment.

Coal-Fired Power Plant Wastewater Discharges

Current EPA regulations issued in 2020 limit the obligation of many coal-fired power plants to mitigate the discharge of lead, mercury and selenium, among other constituents, into surface waters. However, in July 2021, the EPA under the Biden Administration announced plans to propose by 2022 a rulemaking that would impose more stringent standards on coal-fired power plants using steam to generate electricity. EPA estimates that the current timeline for issuance of a final rule will be by 2024, at the latest. Implementation of new rules imposing more stringent wastewater discharge limits for coal-fired power plants, including ours, could result in our incurring increased compliance costs.

Intellectual Property

We actively use specific hardware and software for our crypto asset mining operation. In certain cases, source code and other software assets may be subject to an open source license, as much technology development underway in this sector is open source. For these works, we intend to adhere to the terms of any license agreements that may be in place.

We do not currently own, and do not have any current plans to seek, any patents in connection with our existing and planned blockchain and crypto asset related operations. We do expect to rely upon trade secrets, trademarks, service marks, trade names, copyrights and other intellectual property rights and expect to license the use of intellectual property rights owned and controlled by others. In addition, we have developed and may further develop certain proprietary software applications for purposes of our crypto asset mining operation.

Competition

In crypto asset mining, companies, individuals and groups generate units of crypto assets through mining. Miners can range from individual enthusiasts to professional mining operations with dedicated datacenters. Miners may organize themselves in mining pools. The Company competes or may in the future compete with other companies that focus all or a portion of their activities on owning or operating crypto asset exchanges, developing programming for the blockchain, and mining activities. At present, the information concerning the activities of these enterprises is not readily available as the vast majority of the participants in this sector do not publish information publicly or the information may be unreliable. Published sources of information include “bitcoin.org” and “blockchain.info”; however, the reliability of that information and its continued availability cannot be assured.

Several public companies (traded in the U.S. and internationally), such as the following, may be considered to compete with us, although we believe there is no company, including the following, which engages in the same scope of activities with a focus on environmentally-beneficial operations as we do.

•	Overstock.com Inc.
•	Bitcoin Investment Trust
•	Blockchain Industries, Inc. (formerly Omni Global Technologies, Inc.)
•	Bitfarms Technologies Ltd. (formerly Blockchain Mining Ltd)
•	DMG Blockchain Solutions Inc.
•	Digihost International, Inc.
•	Hive Blockchain Technologies Inc.
•	Hut 8 Mining Corp.
•	HashChain Technology, Inc.
•	MGT Capital Investments, Inc.
•	DPW Holdings, Inc.
•	Layer1 Technologies, LLC
•	Northern Data AG
•	Riot Blockchain
•	Marathon Patent Corporation

 While there is limited available information regarding our non-public competitors, we believe that our recent acquisition and deployment of miners (as discussed further above) positions us well among the publicly traded companies involved in the crypto asset mining industry. The crypto asset industry is a highly competitive and evolving industry and new competitors and/or emerging technologies could enter the market and affect our competitiveness in the future.

Accounting for Digital Currencies

The lack of U.S. Generally Accepted Accounting Principles (U.S. GAAP) instruction regarding the proper accounting treatment of digital currency assets has created uncertainty regarding the reporting and proper asset classification of digital currency holdings. Management intends to exercise its business judgment in determining appropriate accounting treatment for the recognition of revenue from mining of digital currencies. Management, in conjunction with its outside public accountants and its auditors, has examined various factors surrounding the substance of the Company’s operations and the available guidance published for public company accounting practices in the FASB Accounting Standards Codification.

Digital currencies are included in current assets in the combined balance sheet. Digital currencies are recorded at cost less any impairment. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company, concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. The Company accounts for its gains or losses in accordance with the first-in, first-out (FIFO) method of accounting.

Human Capital Resources

As of October 7, 2021, we had 50 employees. We are not a party to any collective bargaining agreements. We consider our relations with our employees to be excellent.

Facilities

Our corporate headquarters are located at 595 Madison Avenue, 29th Floor, New York, New York 10022. Additionally, we own or lease the following facilities and plants:

Property	Location	Owned/Leased
Scrubgrass Plant	Venango County, Pennsylvania	Owned

We have also entered into a purchase agreement for the Panther Creek Plant. See “Summary—Recent Developments—Acquisitions” for additional information.

We believe that our facilities are adequate for our current operations.

Legal Proceedings

Due to the nature of our business, we are, from time to time, involved in other routine litigation or subject to disputes or claims related to our business activities, including workers’ compensation claims and employment related disputes. In the opinion of our management, none of the pending litigation, disputes or claims against us, if decided adversely, will have a material adverse effect on our financial condition, cash flows or results of operations.

Recent Developments

Acquisitions

On March 3, 2021, SDM entered into the Olympus LOI with Olympus for the purchase of (i) the Aspen Interest, (ii) the Panther Creek Plant, and (iii) the Third Plant.

On July 9, 2021, we entered into a purchase agreement for the Panther Creek Acquisition, as contemplated by the Olympus LOI, from Panther Creek Reclamation Holdings, LLC, a subsidiary of Olympus Power, LLC.  The Panther Creek Acquisition includes all of the assets of Panther Creek, comprised primarily of the Panther Creek Plant. The Panther Creek Plant is a coal refuse reclamation facility with 80 MW of net electricity generation capacity located near Nesquehoning, Pennsylvania. The consideration for the Panther Creek Plant is approximately $3.0 million in cash and 400,000 Series A Preferred Units of Stronghold LLC, or in the event that all Series A Preferred Units of Stronghold LLC have been converted into Stronghold LLC Units, an equivalent amount of Stronghold LLC Units, together with a corresponding number of shares of Class V common stock. The Panther Creek Acquisition is subject to customary closing conditions and regulatory approvals.

We continue to evaluate the acquisition of the Third Plant as contemplated by the Olympus LOI, although we do not consider this acquisition to be probable at this time. The acquisition of the Third Plant is subject to due diligence and the negotiation of a definitive agreement, and there is no assurance that the acquisition will be completed. The consideration for the Third Plant is expected to be approximately $3.0 million in cash and $6,250,000 of Stronghold LLC Units, together with a corresponding number of shares of Class V common stock. If acquired, we plan to store newly acquired miners at or near the Third Plant and use power generated by the Third Plant to power crypto asset mining operations in an environmentally conscious manner.

Northern Data

On August 17, 2021, Stronghold LLC entered into a Hosting Services Agreement with Northern Data whereby Northern Data will construct and operate a colocation datacenter facility located on the Scrubgrass Plant, the primary business purpose of which will be to provide hosting services and support the cryptocurrency miners that we have purchased but not yet received.

Reorganization

On April 1, 2021, we effected the Reorganization. See “Prospectus Summary—Corporate Reorganization” and “Corporate Reorganization” for more information.

MANAGEMENT

Directors and Executive Officers

Set forth below are the names, ages as of October 1, 2021, positions and descriptions of the business experience of our executive officers, directors and director nominees.

Name	Age	Position with Stronghold Inc.
Gregory A. Beard	49	Chief Executive Officer, President and Co-Chairman of the Board
William B. Spence	63	Co-Chairman of the Board
Ricardo R. A. Larroudé	42	Chief Financial Officer
Richard J. Shaffer	45	Senior Vice President- Asset Manager
Sarah P. James	38	Director Nominee
Thomas J. Pacchia	37	Director Nominee
Thomas R. Trowbridge, IV	47	Director Nominee

Current Directors and Executive Officers

Gregory A. Beard has served our Chief Executive Officer, President and Co-Chairman of our board of directors since March 2021. Mr. Beard was the Global Head of Natural Resources, a Senior Partner, Member of the Management Committee, and Senior Advisor at Apollo Global Management from 2010 to 2020. In such roles, Mr. Beard oversaw Apollo’s investment activities in the energy, metals and mining and agriculture sectors. Prior to Apollo, Mr. Beard was a senior Managing Director at Riverstone Holdings, an energy, power and infrastructure-focused private equity firm. He began his career as a Financial Analyst at Goldman Sachs, where he played an active role in energy-sector principal investment activities. The funds where Mr. Beard held these senior leadership positions have invested billions of dollars in natural resources related investments. During his career, Mr. Beard sourced and managed some of the most profitable deals in the energy private equity sector. Mr. Beard is a founding and managing member of Q Power together with its subsidiary Stronghold Digital Mining. Additionally, he currently serves as the Chief Executive Officer of Beard Energy Transition Acquisition Corp. (the “Beard SPAC”), a special purpose acquisition company currently in registration. He also currently serves on the board of directors of Scrubgrass LP, the board of directors/advisors of Double Eagle Energy Holdings III, Skeena Resources Ltd., Andros Capital Partners LLC, and Parallaxes Capital, as well as the board of directors of The Conservation Fund, a non-profit focused on land conservation. He previously served on the boards of more than 25 public and private companies, including Spartan Energy Acquisition Corp, (now Fisker Inc., NYSE: FSR), Athlon Energy, Inc. (NYSE: ATHL), CDM Resource Management, Mariner Energy, Apex Energy, Caelus Energy, CSV Midstream, Double Eagle I / II, EP Energy Corporation, Jupiter Resources, Roundtable Energy, Talos Energy Inc. (NYSE: TALO), Pegasus Optimization, Northwoods Energy and Tumbleweed Royalty. Mr. Beard received his Bachelor of Arts from the University of Illinois at Urbana. We believe Mr. Beard’s extensive background in the energy industry makes him well qualified to serve on our board of directors.

William B. Spence has served as Co-Chairman of our board of directors since March 2021. Mr. Spence has been digitally mining crypto assets since 2018 and has over 40 years of energy-related experience. Mr. Spence has been involved with coal refuse reclamation since 1993. He began his career as an engineer with Mobil Oil Corporation in Denver, Colorado. Mr. Spence became a project manager with Dr Otto Gold Engineering in Cologne, West Germany before moving to Keplinger and Associates in Houston, Texas. From there, Mr. Spence served as a Vice President with Coral Petroleum/Oil & Gas. In 1993, Mr. Spence founded Dark Diamond and later Coal Valley Resources, where he successfully mined and reclaimed millions of tons of coal refuse along with revegetating thousands of acres of land throughout Western Pennsylvania. In 2007, Mr. Spence became the Chief Executive Officer of Targe Energy, a position he held until he resigned due to health reasons in 2017. Mr. Spence is a proud cancer survivor. Mr. Spence is a founding and managing member of Q Power together with its subsidiary Stronghold Digital Mining and serves on the board of Scrubgrass Reclamation Company, L.P. Mr. Spence is a graduate of West Virginia University with a B.S. Degree in Mining Engineering. We believe Mr. Spence’s background in coal refuse, and the energy industry generally, and his experience with mining crypto assets makes him well qualified to serve on our board of directors.

Ricardo R. A. Larroudé has served as our Chief Financial Officer since March 2021. Prior to that, in 2020, Mr. Larroudé was the General Manager of APFM Emerging Businesses division (a healthcare marketing company owned by General Atlantic and Silverlake), where he managed all non-core and international existing businesses and was responsible for the launch and acquisitions of new ventures. He joined APFM from Anheuser-Busch Inbev (a 3G Capital co-controlled company) where he lead the company’s global financial risk management operations (including capital structure, forex and commodity management) and other merger and acquisition related responsibilities from 2017 to 2020. Prior to being a senior operating executive, from 2010 to 2017, Mr. Larroudé served at Apollo Global Management where he primarily focused on energy, metals and mining and agriculture related investments. During his private equity career, Mr. Larroudé was responsible for executing multiple investments, managing portfolio companies, starting new businesses, evaluating and executing rollup opportunities and managing investment exits. He began his career as an Investment Banking Analyst at Lehman Brothers’ Global Communications and Media Group in 2003. Mr. Larroudé received his Bachelor of Business Administration degree from Fundação Getulio Vargas in São Paulo, Brazil.

Richard J. Shaffer has served as our Senior Vice President – Asset Manager since March 2021. Prior to that, Mr. Shaffer served as General Manager of the Scrubgrass Plant since March 2016. Mr. Shaffer has management responsibilities that include safety and environmental compliance, plant operations and maintenance, supply contracts, and compliance with PJM, Federal Energy Regulatory Commission, and National Electric Reliability Council (NERC). From 2013 to 2016, Mr. Shaffer was the Fuel and Environmental Manager for the Scrubgrass Plant. Mr. Shaffer started at the Scrubgrass Plant in 2003 as the Environmental Manager and was responsible for environmental compliance of the facility. Mr. Shaffer worked with the PADEP on several major permitting projects for the facility to give it both operational flexibility and to cause it to be a top emissions performer. Mr. Shaffer’s reputation earned him an appointment as an industry member to the PADEP Air Quality Technical Advisory Committee in 2015, an appointment he still holds.  Prior to his employment at the Scrubgrass Plant, Mr. Shaffer worked for an environmental remediation and consulting company that provided remediation and service work to industry. Mr. Shaffer graduated from Thiel College with a Bachelor of Arts in Environmental Science.

Sarah P. James will serve as a member of our board of directors upon the completion of this offering. From March 2020 to July 2021, Ms. James served as Chief Financial Officer for Alussa Energy Acquisition Corporation (NYSE: ALUS). Additionally, Ms. James is contemplated to serve as the Chief Financial Officer of the Beard SPAC, a special purpose acquisition company currently in registration. From February 2013 to April 2020, Ms. James served as a vice president of finance and business development at Caelus Energy Alaska, LLC, a private company specializing in oil and gas exploration and production. Ms. James oversaw the company’s business development strategy, debt and equity fundraising and ongoing financial reporting functions. From January 2008 to August 2010, she served as a private equity associate at Riverstone Holdings, an energy, power and infrastructure-focused private equity firm. Prior to that, Ms. James served as an analyst at JPMorgan Securities, Inc., in the diversified industrials and natural resources group. Ms. James currently serves on the board of directors of North American Helium Inc. Ms. James holds a Bachelor of Arts degree in Economics and English from Duke University and a Master of Business Administration and Master of Science: School of Earth Sciences from Stanford University. We believe Ms. James’ financial expertise and experience makes her well qualified to serve on our board of directors.

Thomas J. Pacchia will serve as a member of our board of directors upon the completion of this offering. Mr. Pacchia is a Bitcoin and crypto asset specialist with over eight years of dedicated industry experience. In 2017, Mr. Pacchia founded HODL Capital, a digital asset hedge fund focused on the crypto and hash rate markets. Additionally, Mr. Pacchia serves as an advisor to a number of early stage companies building critical infrastructure across the crypto asset ecosystem. Prior to founding HODL Capital, Mr. Pacchia was a Director of Fidelity Investment’s Bitcoin/Blockchain Incubator from 2016 to 2017 and a founding team member of Fidelity Digital Asset Services. Mr. Pacchia was also an early product developer at blockchain software company Digital Asset Holdings in 2015. Prior to his career in Bitcoin, Mr. Pacchia was a swap and derivative lawyer at Cadwalader Wickersham & Taft LLP from 2012 to 2013. Mr. Pacchia holds an M.Sc. in Finance from New York University’s Stern School of Business, a J.D. from Washburn University School of Law, an L.L.M. in Intellectual Property from Maastricht University, and a Bachelor of Arts degree from Trinity College. We believe Mr. Pacchia’s experience in the crypto industry makes him well qualified to serve on our board of directors.

Thomas R. Trowbridge, IV will serve as a member of our board of directors upon the completion of this offering. Mr. Trowbridge is a co-founder of Fluence Labs, which has developed and launched a decentralized computing protocol and programming language optimized for building, hosting and running peer-to-peer applications. From December 2019 to June 2020, Mr. Trowbridge served as President of Triterras, Inc. Prior to that, Mr. Trowbridge helped found and from 2017 to 2019 served as President of Hedera Hashgraph (HBAR) (“Hedera”), a leading enterprise-grade public ledger that is currently the most used distributed ledger with over 4 million transactions a day. As President, Mr. Trowbridge drove the business from concept to main net launch with a $124 million capital raise at a $6 billion valuation, a global team in eight countries, and a governing council that includes Google, LG, IBM, Deutsche Telekom, Nomura Holdings, Inc., DLA Piper and Tata Communications among others. Before launching Hedera, Mr. Trowbridge served as the Head of North American Marketing and started and managed the New York office for Odey Asset Management from 2013 to 2017. Prior to his time at Odey Asset Management, Mr. Trowbridge served as the Head of U.S. Marketing for Lombard Odier from 2010 to 2012. Mr. Trowbridge has been advising technology companies since 1996, when he started his career as an investment banker in the telecom group of Bear, Stearns & Co. and began investing in early-stage technology companies in 1998 as a member of the private equity and venture capital firm Alta Communications.  Mr. Trowbridge received his Bachelor of Arts degree from Yale University and his MBA from Columbia University. We believe Mr. Trowbridge’s experience in the crypto industry makes him well qualified to serve on our board of directors.

There are no family relationships among any of our executive officers or directors.

Composition of Our Board of Directors

Our board of directors currently consists of two members. Prior to the date that the Class A common stock is first traded on Nasdaq, our board of directors is expected to consist of five members. Each director shall hold office for the term for which he or she is elected, and until his or her successor shall have been elected and qualified or until his or her earlier death, resignation or removal.

Our amended and restated bylaws provide that the number of directors may be set and changed by resolution of the board of directors.

Leadership Structure of the Board

Messrs. Beard and Spence will serve as co-chairmen of our board of directors. Our board of directors has concluded that our current leadership structure is appropriate at this time. Our board of directors will periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Controlled Company Status

After the completion of this offering, Q Power and its affiliates will continue to collectively hold more than 50% of the voting power for the election of directors of our company. As a result, we expect to be a controlled company within the meaning of Nasdaq corporate governance standards. Under Nasdaq rules, a company of which more than 50% of the voting power is held by an individual, company or group of persons acting together is a controlled company and may elect not to comply with certain Nasdaq corporate governance requirements, including the requirements that:

•	a majority of the Board consist of independent directors under Nasdaq rules;
•	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

These requirements will not apply to us as long as we remain a controlled company. However, we will remain subject to the rules of the Sarbanes-Oxley Act and Nasdaq that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our Class A common stock are listed on Nasdaq, at least two independent directors on our audit committee within 90 days of the listing date, and at least three independent directors on our audit committee within one year of the listing date.

Following this offering, we may utilize some or all of these exemptions. If at any time we cease to be a controlled company, we will take all action necessary to comply with the Sarbanes-Oxley Act and Nasdaq corporate governance standards, subject to any other permitted exemptions.

Director Independence

Under the listing requirements and rules of Nasdaq, unless we determine to take advantage of certain exemptions available to controlled companies, independent directors must comprise a majority of our board of directors within a specified period after the completion of this offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees must be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. Under the rules of Nasdaq, a director will qualify as an “independent director” only if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. To be considered to be independent for purposes of Rule 10A-3 of the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, we expect that our board of directors will determine that Ms. James and Messrs. Pacchia and Trowbridge, representing a majority of our directors, do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements of Nasdaq. We expect that our board of directors will determine that Messrs.  Pacchia and Trowbridge, who will comprise our audit committee (along with Ms. James), our compensation committee, and our nominating and corporate governance committee will satisfy the respective independence standards for those committees established by applicable rules and regulations of the SEC and the listing requirements of Nasdaq. We expect that our board of directors will determine that Ms. James will not satisfy the heightened independence standards applicable to the Audit Committee due to her position as the Chief Financial Officer of the Beard SPAC, but believes she should serve on the Audit Committee due to her extensive financial expertise and experience. As part of these determinations, our board of directors will consider the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving each non-employee director, if any, described in “Certain Relationships and Related Party Transactions.”

We intend to rely on the phase-in rules of Rule 10A-3 of the Exchange Act and the Nasdaq rules with respect to the requirement that the Audit Committee be composed entirely of members of our board of directors who satisfy the standards of independence established for independent directors under the Nasdaq rules and the additional independence standards applicable to audit committee members established pursuant to Rule 10A-3 of the Exchange Act, as determined by our board of directors. We expect that by the first anniversary of our listing on Nasdaq, our Audit Committee will comply with the applicable independence requirements.

Committees of the Board of Directors

Our board of directors will establish an audit committee, a compensation committee and a nominating and governance committee prior to the completion of this offering. The composition and responsibilities of each of the committees of our board of directors are described below. Following the completion of this offering, copies of the charters for each committee will be available on our website. Members will serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Rules implemented by Nasdaq and the SEC require us to have an audit committee comprised of at least three directors who meet the independence and experience standards established by Nasdaq and the Exchange Act, subject to transitional relief during the one-year period following the completion of this offering. Our audit committee will initially consist of three directors, two of whom are independent under the rules of the SEC. As required by the rules of the SEC and listing standards of Nasdaq, after the applicable transition period, the audit committee will consist solely of independent directors. Ms. James and Messrs. Pacchia and Trowbridge will initially serve as members of our audit committee, with Ms. James serving as chair of the audit committee. Each member of the audit committee is financially literate, and our board of directors has determined that Ms. James qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

This committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable Nasdaq standards.

Compensation Committee

Because we expect to be a “controlled company” as of the closing of this offering within the meaning of the Nasdaq corporate governance standards, we will not be required to have a compensation committee. However, we intend to establish a compensation committee to ease the administrative burden on the full board of directors. Our compensation committee will consist of Messrs. Pacchia and Trowbridge, with Mr. Trowbridge serving as the chair of the compensation committee. Our board of directors has determined that all members of the Compensation Committee are independent under the current listing standards of Nasdaq and are “non-employee directors” as defined in Rule 16b-3 promulgated under the Exchange Act.

The compensation committee will review and approve, or recommend that our board of directors approve, the compensation of our chief executive officer, review and recommend to our board of directors the compensation of our non-employee directors, review and approve, or recommend that our board of directors approve, the terms of compensatory arrangements with our executive officers, administer our incentive compensation and benefit plans, select and retain independent compensation consultants and assess whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. We expect to adopt a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable Nasdaq standards.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of Messrs. Pacchia and Trowbridge, with Mr. Pacchia serving as the chair of the nominating and corporate governance committee. Our board of directors has determined that all members of the Nominating and Corporate Governance Committee are independent under the current listing standards of Nasdaq.

The nominating and corporate governance committee will identify, evaluate and recommend qualified nominees to serve on our board of directors, consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees, and oversee our internal corporate governance processes, review and approve or disapprove of related party transactions, maintain a management succession plan and oversee an annual evaluation of the board of directors’ performance. We expect to adopt a nominating and corporate governance committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable Nasdaq standards.

Special Unit Redemption Committee

Following this offering, we intend to form a special committee of the Board comprised of independent and disinterested directors that will have the authority to make determinations on behalf of Stronghold Inc. as to whether, upon a Stronghold LLC Unit Holder’s request to redeem Stronghold LLC Units (combined with a corresponding number of shares of Class V common stock), to acquire such tendered Stronghold LLC Units from such holder for a corresponding number of Class A common stock or for cash.  This committee will remain in effect for so long as the outstanding shares of Class V common stock represent a majority of the outstanding voting stock of the Company.

Code of Business Conduct and Ethics

In connection with this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of Nasdaq. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

Corporate Governance Guidelines

In connection with this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of Nasdaq.

Compensation Committee Interlocks and Insider Participation

None of the anticipated members of the compensation committee is currently or has been at any time one of our employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Legal Proceedings

To our knowledge, (i) no director or executive officer has been a director or executive officer of any business which has filed a bankruptcy petition or had a bankruptcy petition filed against it during the past ten years; (ii) no director or executive officer has been convicted of a criminal offense or is the subject of a pending criminal proceeding during the past ten years; (iii) no director or executive officer has been the subject of any order, judgment or decree of any court permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities during the past ten years; and (iv) no director or officer has been found by a court to have violated a federal or state securities or commodities law during the past ten years.

EXECUTIVE COMPENSATION

We did not pay compensation to our named executive officers, including our Chief Executive Officer (“NEOs”), for services rendered during the year ended December 31, 2020.  However, one of our NEOs was compensated by our predecessor, which carried on a portion of the operations of our business prior to this offering. Following the conclusion of our fiscal year ended December 31, 2020, we entered into an offer letter with one of our NEOs, but otherwise do not maintain employment or other service agreements with our NEOs.  In connection with or soon after the consummation of our public offering, we anticipate entering into employment agreements or offer letters with our NEOs and establishing incentive compensation programs in which they may participate. The share numbers presented in this section are historical and do not reflect the Stock Split, unless otherwise stated.

The tables and narrative disclosure below provide compensation disclosure that satisfies the requirements applicable to emerging growth companies, as defined in the JOBS Act.

Summary Compensation Table for Fiscal Year 2020

The following table summarizes the compensation awarded to, earned by or paid to our NEOs for the fiscal year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)	Total ($)
Gregory A. Beard
(Chief Executive Officer and Co-Chairman)	2020	$—	$—	$—	$—
Ricardo Larroudé
(Chief Financial Officer)	2020	$—	$—	$—	$—
Richard J. Shaffer
(Asset Manager & Environmental Lead)	2020	$130,365	$—	$5,215	$135,580

Narrative to the Summary Compensation Table

Base Salary

Mr. Shaffer received a base salary of $130,365 as a fixed component of annual compensation for performing his specific job duties and functions.

Other Compensation Elements

Our predecessor maintained a retirement plan intended to provide benefits under section 401(k) of the Internal Revenue Code, under which employees, including Mr. Shaffer, were allowed to contribute portions of their base compensation to a tax-qualified retirement account. Mr. Shaffer received $5,215 in matching contributions under our predecessor’s 401(k) plan. Neither Mr. Beard nor Mr. Larroudé participated in the 401(k) plan in fiscal year 2020.

Compensation Actions after 2020 Fiscal Year-End

Employment Agreements

We currently do not have formal employment agreements or offer letters with Messrs. Larroudé and Shaffer. Following this offering, we expect to enter into new employment and compensation arrangements with Messrs. Larroudé and Shaffer that include new base salaries and bonus arrangements, subject in each case to the approval of the compensation committee of the board.

On July 8, 2021, Mr. Beard executed an offer letter with the Company, which provides for at-will employment and sets forth an annualized base salary of $600,000 and Mr. Beard’s eligibility to participate in the Company’s benefit plans. In connection with his offer letter, Mr. Beard also entered into a confidentiality, intellectual property, arbitration and non-solicitation agreement, effective January 1, 2021.

2021 Long-Term Incentive Plan

On April 28, 2021, we approved a long-term incentive plan (the “LTIP”) pursuant to which we may grant stock options to employees, officers, consultants and other service providers of the Company.

LTIP Share Limits. Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the LTIP, a total of 1,300,000 shares of our Class A common stock is reserved for issuance pursuant to awards under the LTIP. Class A common stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the LTIP.

Administration. The LTIP will be administered by our board of directors, except to the extent our board of directors elects a committee of directors to administer the LTIP. Our board of directors has broad discretion to administer the LTIP, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The board of directors may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the LTIP.

Eligibility. Any individual who is our officer or employee or an officer or employee of any of our affiliates, any other person who provides services to us or our affiliates, including members of our board of directors, and any person designated by our board of directors are eligible to receive awards under the LTIP at the discretion of our board of directors.

Stock Options. The board of directors may grant stock options that do not qualify as incentive stock options under the LTIP. The exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of our Class A common stock on the date on which the option is granted and the option must not be exercisable for longer than ten years following the date of grant.

Restricted Stock. Restricted stock is a grant of shares of Class A common stock subject to the restrictions on transferability and risk of forfeiture imposed by our board of directors. Shares of restricted stock may be issued upon early exercise of previously-granted stock options. Our board of directors may condition the grant or vesting of Restricted Stock upon the attainment of specified performance goals or any other factor, determined by our board of directors in its sole discretion.

Recapitalization. In the event of any change in our capital structure or business or other corporate transaction or event that would be considered an equity restructuring, our board of directors may equitably adjust the (i) aggregate number or kind of shares that may be delivered under the LTIP, (ii) the number or kind of shares or amount of cash subject to an award, (iii) the terms and conditions of awards, including the purchase price or exercise price of awards, and (iv) the applicable share-based limitations with respect to awards provided in the LTIP, in each case to equitably reflect such event.

Change in Control. Except to the extent otherwise provided in any applicable award agreement, no award will vest solely upon the occurrence of a change in control. In the event of a change in control, awards made under the LTIP will be treated in accordance with one of the following methods: (i) the awards, whether vested or unvested, shall be continued, assumed, and be subject to the same restrictions to which they were subject to prior to the change in control, (ii) the awards will be surrendered in exchange for a cash payment, or (iii) the board of directors may, in its sole discretion, provide for accelerated vesting or lapse of restrictions of the awards.

Company Call Rights. In the event that a participant is terminated or violates any restrictive covenants, we have a right to repurchase from the participant any shares of our Class A common stock previously acquired by the Participant through the exercise, grant or payment of an award under the LTIP.

Amendment and Termination. The LTIP will automatically expire on the tenth anniversary of its effective date. Our board of directors may amend or terminate the LTIP at any time, subject to stockholder approval if required by applicable law, rule or regulation, including the rules of the stock exchange on which our shares of Class A common stock are listed. Our board of directors may amend the terms of any outstanding award granted under the LTIP at any time so long as the amendment would not materially and adversely affect the rights of a participant under a previously granted award without the participant’s consent.

Equity Awards Granted in 2021

To further align the interests of our NEOs and Mr. Spence with the interests of our stockholders and to further focus our NEOs and Mr. Spence on our long-term performance, we granted stock options to our NEOs and Mr. Spence under the LTIP on September 3, 2021. Mr. Beard was awarded stock options to purchase 290,000 shares of our Class A common stock, Mr. Larroudé was awarded stock options to purchase 86,090 shares of our Class A common stock, Mr. Shaffer was awarded stock options to purchase 42,600 shares of our Class A common stock and Mr. Spence was awarded stock options to purchase 290,000 shares of our Class A common stock. The stock options have a ten year term, an exercise price of $26.87 and vest in equal quarterly installments over three (3) years. Once vested, the stock options may be exercised into restricted stock which cannot be sold or transferred without advance approval of the board of directors. All stock options (whether vested or unvested) and all restricted stock issued upon exercise of stock options, are forfeited upon the recipient’s voluntary resignation prior to the third anniversary of the grant date.

Restrictive Covenants. Under the stock option award agreement, each NEO and Mr. Spence entered into restrictive covenants including non-disclosure, non-solicit and non-compete covenants. These restrictive covenants apply to the NEOs and Mr. Spence throughout their employment or service and through the first anniversary of their termination. In addition, each NEO and Mr. Spence covenanted to devote his full business attention to the Company upon the occurrence of a change in control for a period of one year following such change in control. If an NEO or Mr. Spence violates these restrictive covenants, the Company has the right to cause automatic forfeiture of the outstanding stock options, in addition to all other remedies available in law or equity. The vesting of outstanding stock options will not accelerate in connection with this offering.

In addition to the stock options granted under the LTIP, certain of the Company’s employees, including Messrs. Larroudé and Shaffer, were granted equity-based awards in Q Power. Under the associated award agreements, Messrs. Larroudé and Shaffer entered into restrictive covenants including non-disclosure, non-solicit and non-compete covenants. These restrictive covenants apply to Messrs. Larroudé and Shaffer so long as they are employed by Q Power, the Company or any of their respective affiliates and through the first anniversary of their termination. Similarly to the stock option grants discussed above, if Messrs. Larroudé and Shaffer violate these restrictive covenants, Q Power has the right to cause an automatic forfeiture of the outstanding equity interests, in addition to all other remedies available in law or equity.

New Long-Term Incentive Plan

In order to incentivize our employees following the completion of this offering, we anticipate that our board of directors will adopt a new long-term incentive plan (the “New LTIP”) for employees, consultants and directors prior to the completion of this offering. Our NEOs will be eligible to participate in the New LTIP, which we expect will become effective upon the consummation of this offering. We anticipate that the New LTIP will provide for the grant of options (including incentive stock options (“ISOs”) and nonqualified stock options), stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), dividend equivalents, other stock-based awards, and substitute awards intended to align the interests of service providers, including our NEOs, with those of our stockholders.

Securities to be Offered

Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the New LTIP, the total number of shares of Class A common stock that will initially be reserved for issuance pursuant to awards under the New LTIP is equal to (a) 4,752,000 shares of Class A common stock (after giving effect to the Stock Split), plus (b) any shares of Class A common stock, as of the effective date of the New LTIP, that are available for issuance under the LTIP. In addition, the number of shares of Class A common stock under the New LTIP will be annually increased on January 1 of each calendar year beginning in 2022 and ending in 2031 by an amount equal to the lesser of (i) 3% of the total number of shares of Class A common stock outstanding on the final day of the immediately preceding calendar year or (ii) such smaller number of shares as is determined by our board of directors. The total number of shares reserved for issuance under the New LTIP may be issued pursuant to incentive options. Shares of Class A common stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the New LTIP.

Administration

The New LTIP will be administered by our board of directors, except to the extent our board of directors elects a committee of directors to administer the New LTIP (as applicable, the “Administrator”). The Administrator will have broad discretion to administer the New LTIP, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The Administrator may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the New LTIP. To the extent the Administrator is not our board of directors, our board of directors will retain the authority to take all actions permitted by the Administrator under the New LTIP.

Eligibility

As of the date of this filing, our approximately six (6) employees, four (4) consultants and four (4) non-employee directors, and approximately forty-four (44) employees  of our affiliates, will be eligible to receive awards under the New LTIP.

Non-employee Director Compensation Limits

Under the New LTIP, in a single calendar year, a non-employee director may not be granted awards for such individual’s service on our board of directors having a value in excess of $750,000. Additional awards may be granted for any calendar year in which a non-employee director first becomes a director, serves on a special committee of our board of directors, or serves as lead director. This limit does not apply to cash fees or awards granted in lieu of cash fees.

Types of Awards

Options. We may grant both nonqualified stock option and incentive stock options to eligible persons, except that incentive stock options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. The exercise price of an option generally cannot be less than 100% of the fair market value of a share of Class A common stock on the date on which the option is granted and the option must not be exercisable for longer than 10 years following the date of grant. In the case of an incentive option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our equity securities, the exercise price of the option must be at least 110% of the fair market value of a share of Class A common stock on the date of grant, and the option must not be exercisable more than five years from the date of grant.

Stock Appreciation Rights. A Stock Appreciation Right (“SAR”) is the right to receive an amount equal to the excess of the fair market value of one share of Class A common stock on the date of exercise over the grant price of the SAR. The grant price of an SAR generally cannot be less than 100% of the fair market value of a share of Class A common stock on the date on which the SAR is granted. The term of a SAR may not exceed ten years. SARs may be granted in connection with, or independent of, other awards. The Administrator will have the discretion to determine other terms and conditions of an SAR award.

Restricted Stock Awards. A restricted stock award is a grant of shares of Class A common stock subject to the restrictions on transferability and risk of forfeiture imposed by the Administrator. Unless otherwise determined by the Administrator and specified in the applicable award agreement, the holder of a restricted stock award will have rights as a stockholder, including the right to vote the shares of Class A common stock subject to the restricted stock award or to receive dividends on the shares of Class A common stock subject to the restricted stock award during the restriction period. In the discretion of the Administrator, dividends distributed prior to vesting may be subject to the same restrictions and risk of forfeiture as the restricted shares with respect to which the distribution was made.

Restricted Stock Units. An RSU is a right to receive cash, shares of Class A common stock or a combination of cash and shares of Class A common stock at the end of a specified period equal to the fair market value of one share of Class A common stock on the date of vesting. RSUs may be subject to service-based and/or performance-based restrictions, including a risk of forfeiture, imposed by the Administrator.

Dividend Equivalents. Dividend equivalents entitle a participant to receive cash, shares of Class A common stock, other awards or other property equal in value to dividends or other distributions paid with respect to a specified number of shares of Class A common stock. Dividend equivalents may be granted on a free-standing basis or in connection with another award (other than a restricted stock award or another stock award).

Other Stock-Based Awards. Other stock-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of our shares of Class A common stock.

Substitute Awards. Awards may be granted in substitution or exchange for any other award granted under the New LTIP or under another equity incentive plan or any other right of an eligible person to receive payment from us. Awards may also be granted under the New LTIP in substitution for similar awards held for individuals who become participants as a result of a merger, consolidation or acquisition of another entity by or with the Company or one of our affiliates.

Certain Transactions

If any change is made to our capitalization, such as a share split, share combination, share dividend, exchange of shares or other recapitalization, merger or otherwise, that results in an increase or decrease in the number of outstanding shares of Class A common stock, appropriate adjustments will be made by the Administrator in the shares subject to an award under the New LTIP. The Administrator will also have the discretion to make certain adjustments to awards in the event of a change in control, such as accelerating the vesting or exercisability of awards, requiring the surrender of an award, with or without consideration, or making any other adjustment or modification to the award that the Administrator determines is appropriate, in light of such transaction.

Clawback

All awards granted under the New LTIP will be subject to reduction, cancelation or recoupment under any written clawback policy that we may adopt and that we determine should apply to awards under the New LTIP.

Plan Amendment and Termination

Our Administrator may amend or terminate any award, award agreement or the New LTIP at any time; however, stockholder approval will be required for any amendment to the extent necessary to comply with applicable law or exchange listing standards. The Administrator will not have the authority, without the approval of stockholders, to amend any outstanding option or stock appreciation right to reduce its exercise price per share. The New LTIP will remain in effect for a period of 10 years (unless earlier terminated by our board of directors).

Director Compensation

We did not award any compensation to our non-employee directors during the year ended December 31, 2020. Going forward, we believe that attracting and retaining qualified non-employee directors will be critical to our future growth and governance. Consequently, in connection with the completion of this offering, we intend to adopt a non-employee director compensation policy that will provide the following cash and equity-based incentive awards to our non-employee directors going forward:

•	An initial equity grant of 10,000 stock options;

•	An annual retainer equal to $100,000, which will be paid in fully-vested shares of our Class A common stock on a quarterly basis in arrears;

•

Once a non-employee director obtains exposure to our Class A common stock of $500,000 or greater, a director may choose to receive the annual retainer in USD or any other currency (including Bitcoin); and

•	Reimbursement for travel expenses and other reasonable out-of-pocket expenses.

CORPORATE REORGANIZATION

Stronghold Inc. was incorporated as a Delaware corporation on March 19, 2021. On April 1, 2021, contemporaneously with the Series A Private Placement, we underwent a corporate reorganization pursuant to the Master Transaction Agreement, which we refer to herein as the “Reorganization.” All share numbers presented in this section are historical and do not reflect the Stock Split.

Immediately prior to the Reorganization, Q Power directly held all of the equity interests in SDM, and indirectly held 70% of the limited partner interests, and all of the general partner interests, in Scrubgrass LP, through wholly owned subsidiaries EIF Scrubgrass, Falcon and Scrubgrass Power.  Aspen held the remaining 30% of the limited partner interests in Scrubgrass LP.  Scrubgrass LP is a Delaware limited partnership originally formed on December 1, 1990 under the name of Scrubgrass Generating Company, L.P.  SDM is a Delaware limited liability company originally formed on February 12, 2020 under the name Stronghold Power LLC.

Contemporaneously with the Reorganization, Stronghold Inc. acquired the Aspen Interest using 200,000 shares of newly issued Series A Preferred Stock of Stronghold Inc. and proceeds from the Series A Private Placement.  Pursuant to the Reorganization, Q Power contributed all of its ownership interests in EIF Scrubgrass, Falcon and SDM to Stronghold LLC in exchange for 9,400,000  Stronghold LLC Units, Stronghold Inc. contributed cash (using the remaining proceeds from the Series A Private Placement, net of fees, expenses and amounts paid to Aspen), 9,400,000 shares of Class V common stock of Stronghold Inc. and the Aspen Interest to Stronghold LLC in exchange for 3,600,000 preferred units of Stronghold LLC, and Stronghold LLC immediately thereafter distributed the 9,400,000 shares of Class V common stock to Q Power.  In addition, effective as of April 1, 2021, Stronghold Inc. acquired 5,000 Stronghold LLC Units held by Q Power (along with an equal number of shares of Class V common stock) in exchange for 5,000 newly issued shares of Class A common stock.

As a result of the Reorganization, the acquisition of the Aspen Interest and the acquisition of Stronghold LLC Units by Stronghold Inc. discussed above, (a) Q Power acquired and retained 9,395,000 Stronghold LLC Units, 5,000 shares of Class A common stock of Stronghold Inc., and 9,395,000 shares of Class V common stock of Stronghold Inc., effectively giving Q Power approximately 72% of the voting power of Stronghold Inc. and approximately 72% of the economic interest in Stronghold LLC, (b) Stronghold Inc. acquired 3,600,000 preferred units of Stronghold LLC and 5,000 Stronghold LLC Units, effectively giving Stronghold Inc. approximately 28% of the economic interest in Stronghold LLC, (c) Stronghold Inc. became the sole managing member of Stronghold LLC and is responsible for all operational, management and administrative decisions relating to Stronghold LLC’s business and will consolidate financial results of Stronghold LLC and its subsidiaries, (d) Stronghold Inc. became a holding company whose only material asset consists of membership interests in Stronghold LLC, and (e) Stronghold LLC directly or indirectly owns all of the outstanding equity interests in the subsidiaries through which we operate our assets, including Scrubgrass LP and SDM.

Our organizational structure following the Reorganization is commonly referred to as an umbrella partnership-C corporation (or Up-C) structure. Pursuant to this structure, following this offering Stronghold Inc. will hold a number of Stronghold LLC Units equal to the number of shares of Class A common stock issued and outstanding, and Stronghold Unit Holders (other than Stronghold Inc.) will hold a number of Stronghold LLC Units equal to the number of shares of Class V common stock issued and outstanding.  The Up-C structure was selected in order to (i) allow Q Power the option to continue to hold its economic ownership in Stronghold LLC in “pass-through” form for U.S. federal income tax purposes through its ownership of the Stronghold LLC Units, and (ii) potentially allow Q Power and Stronghold Inc. to benefit from net cash tax savings that Stronghold Inc. might realize as more fully described in “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” See the section entitled “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for additional information on our organizational structure, including the Tax Receivable Agreement.

Pursuant to the terms of the Preferred Stock, on (i) the date that a registration statement registering the shares of Class A common stock issuable upon the conversion of the Preferred Stock is declared effective by the SEC or (ii) the date on which a “Significant Transaction Event” occurs, as defined in our amended and restated certificate of incorporation, such shares of Preferred Stock will automatically convert into shares of Class A common stock of Stronghold Inc. on a one-to-one basis, subject to certain adjustments as set forth in our amended and restated certificate of incorporation. Correspondingly, pursuant to the Stronghold LLC Agreement, preferred units in

Stronghold LLC automatically convert into Stronghold LLC Units on a one-to-one basis under like circumstances (subject to corresponding adjustments). All of the outstanding shares of Preferred Stock will convert into shares of Class A common stock in connection with this offering and, correspondingly, all of the preferred units in Stronghold LLC will convert into Stronghold LLC Units.

After giving effect to the offering contemplated by this prospectus and the Preferred Stock Conversion and the Stock Split, Stronghold Inc. will own an approximate 40.5% interest in Stronghold LLC (or 41.6% if the underwriters’ over-allotment option is exercised in full), and the Stronghold Unit Holders will own an approximate 59.5% interest in Stronghold LLC (or 58.4% if the underwriters’ over-allotment option is exercised in full) and all of the Class V common stock. Please see “Principal Stockholders.”

Each share of Class V common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class V common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. Stronghold Inc. does not intend to list Class V common stock on any exchange.

Under the Stronghold LLC Agreement, each Stronghold Unit Holder (other than Stronghold Inc.), subject to certain limitations, has a Redemption Right to cause Stronghold LLC to acquire all or a portion of its Stronghold LLC Units for, at Stronghold LLC’s election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Stronghold LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an approximately equivalent amount of cash as determined pursuant to the Stronghold LLC Agreement. Alternatively, upon the exercise of the Redemption Right, Stronghold Inc. (instead of Stronghold LLC) has a Call Right, for administrative convenience, to acquire each tendered Stronghold LLC Unit directly from the redeeming Stronghold Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an approximately equivalent amount of cash as determined pursuant to the terms of the Stronghold LLC Agreement. In addition, Stronghold Inc. has the right to require (i) upon the acquisition by Stronghold Inc. of substantially all of the Stronghold LLC Units, certain minority unitholders or (ii) upon a change of control of Stronghold Inc., each Stronghold Unit Holder (other than Stronghold Inc.), in each case, to exercise its Redemption Right with respect to some or all of such unitholder’s Stronghold LLC Units. In connection with any redemption of Stronghold LLC Units pursuant to the Redemption Right or the Call Right, the corresponding number of shares of Class V common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Stronghold LLC Agreement.”

Stronghold Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of Stronghold LLC Units pursuant to an exercise of the Redemption Right or the Call Right is expected to result in adjustments to the tax basis of the tangible and intangible assets of Stronghold LLC, and such adjustments will be allocated to Stronghold Inc. These adjustments would not have been available to Stronghold Inc. absent its acquisition or deemed acquisition of Stronghold LLC Units and are expected to reduce the amount of cash tax that Stronghold Inc. would otherwise be required to pay in the future.

In connection with the Reorganization, Stronghold Inc. entered into the Tax Receivable Agreement. The Tax Receivable Agreement generally provides for the payment by Stronghold Inc. to Q Power (or its permitted assignees) of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax (computed using the estimated impact of state and local taxes) that Stronghold Inc. actually realizes (or is deemed to realize in certain circumstances) as a result of, (i) certain increases in tax basis that occur as a result of its acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of Stronghold Unit Holders’ Stronghold LLC Units pursuant to an exercise of the Redemption Right or the Call Right and (ii) imputed interest deemed to be paid by Stronghold Inc. as a result of, and additional tax basis arising from, any payments Stronghold Inc. makes under the Tax Receivable Agreement.

Payments will generally be made under the Tax Receivable Agreement as Stronghold Inc. realizes actual cash tax savings from the tax benefits covered by the Tax Receivable Agreement. However, if Stronghold Inc. experiences a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations, but generally would not include an initial public offering or a combination with a SPAC) or the Tax Receivable Agreement terminates early (at Stronghold Inc.’s election or as a result of Stronghold Inc.’s breach), Stronghold Inc. would be required to make an immediate payment equal to the present value of the future payments it would be required to make if it realized deemed tax savings pursuant to the Tax Receivable Agreement (determined by applying a discount rate equal to one-year LIBOR (or an agreed successor rate, if applicable) plus 100 basis points, and using numerous assumptions to determine deemed tax savings) and such early termination payment is expected to be substantial and may exceed the future tax benefits realized by Stronghold Inc. Stronghold Inc. will be dependent on Stronghold LLC to make distributions to Stronghold Inc. in an amount sufficient to cover Stronghold Inc.’s obligations under the Tax Receivable Agreement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stronghold LLC Agreement

The Stronghold LLC Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the Stronghold LLC Agreement is qualified in its entirety by reference thereto. The Third Amended and Restated Limited Liability Company Agreement of Stronghold LLC, which will reflect the automatic conversion of the outstanding preferred units of Stronghold LLC into Stronghold LLC Units, will become effective in connection with or shortly after this offering upon the Preferred Stock Conversion.

Redemption Rights

Under the Stronghold LLC Agreement, pursuant to the Redemption Right, the Stronghold Unit Holders have the right, subject to certain limitations, to cause Stronghold LLC to acquire all or a portion of their Stronghold LLC Units for, at Stronghold LLC’s election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Stronghold LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification or (ii) an approximately equivalent amount of cash as determined pursuant to the terms of the Stronghold LLC Agreement. Alternatively, upon the exercise of the Redemption Right, Stronghold Inc. (instead of Stronghold LLC) will have the Call Right to acquire each tendered Stronghold LLC Unit directly from the Stronghold Unit Holders for, at its election, (x) one share of Class A common stock or (y) an approximately equivalent amount of cash as determined pursuant to the terms of the Stronghold LLC Agreement. In addition, Stronghold Inc. has the right to require (i) upon the acquisition by Stronghold Inc. of substantially all of the Stronghold LLC Units, certain minority unitholders, or (ii) upon a change of control of Stronghold Inc., each Stronghold Unit Holder (other than Stronghold Inc.), in each case, to exercise its Redemption Right with respect to some or all of such unitholder’s Stronghold LLC Units. As the Stronghold Unit Holders cause their Stronghold LLC Units to be redeemed, holding other assumptions constant, Stronghold Inc.’s membership interest in Stronghold LLC will be correspondingly increased, the number of shares of Class A common stock outstanding will be increased, and the number of shares of Class V common stock will be decreased. Additionally, see “Management—Committees of the Board of Directors— Special Unit Redemption Committee” for additional information.

Distributions and Allocations

Under the Stronghold LLC Agreement, subject to the obligations of Stronghold LLC to make tax distributions and to reimburse Stronghold Inc. for its corporate and other overhead expenses, Stronghold Inc. will have the right to determine when distributions will be made to the holders of Stronghold LLC Units and the amount of any such distributions. Following this offering, if Stronghold Inc. authorizes a distribution, such distribution will be made to the holders of Stronghold LLC Units generally on a pro rata basis in accordance with their respective percentage ownership of Stronghold LLC Units.

The holders of Stronghold LLC Units, including Stronghold Inc., will generally incur U.S. federal, state and local income taxes on their share of any net taxable income of Stronghold LLC. Net income and losses of Stronghold LLC generally will be allocated to the holders of Stronghold LLC Units on a pro rata basis in accordance with their respective percentage ownership of Stronghold LLC Units, subject to requirements under U.S. federal income tax law that certain items of income, gain, loss or deduction be allocated disproportionately in certain circumstances. To the extent Stronghold LLC has available cash and subject to the terms of any current or future debt instruments, the Stronghold LLC Agreement requires Stronghold LLC to make pro rata cash distributions to Stronghold Unit Holders, including Stronghold Inc., in an amount sufficient to allow Stronghold Inc. to pay its taxes and to make payments under the Tax Receivable Agreement it entered into with Q Power and an agent named by Q Power. In addition, the Stronghold LLC Agreement  requires Stronghold LLC to make non-pro rata payments to Stronghold Inc. to reimburse it for its corporate and other overhead expenses, which payments are not treated as distributions under the Stronghold LLC Agreement.

Issuance of Equity

The Stronghold LLC Agreement provides that, except as otherwise determined by us, at any time Stronghold Inc. issues a share of its Class A common stock or any other equity security, the net proceeds received by Stronghold Inc. with respect to such issuance, if any, shall be concurrently invested in Stronghold LLC, and

Stronghold LLC shall issue to Stronghold Inc. one Stronghold LLC Unit or other economically equivalent equity interest. Conversely, if at any time, any shares of Stronghold Inc.’s Class A common stock are redeemed, repurchased or otherwise acquired, Stronghold LLC shall redeem, repurchase or otherwise acquire an equal number of Stronghold LLC Units held by Stronghold Inc., upon the same terms and for the same price, as the shares of our Class A common stock are redeemed, repurchased or otherwise acquired.

Dissolution

Stronghold LLC will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) an election by us to dissolve the company. Upon dissolution, Stronghold LLC will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of Stronghold LLC, (b) second, to establish cash reserves for contingent or unforeseen liabilities and (c) third, to the members in proportion to the number of Stronghold LLC Units owned by each of them.

Tax Receivable Agreement

As described in “Corporate Reorganization,” subject to certain limitations, Stronghold Unit Holders (other than Stronghold Inc.) may cause all or less than all of their Stronghold LLC Units, together with a corresponding number of shares of Class V common stock, to be redeemed for a corresponding number of shares of Class A common stock or an approximately equivalent amount of cash as determined pursuant to the terms of the Stronghold LLC Agreement. Stronghold LLC intends to make for itself (and for each of its direct or indirect subsidiaries it controls that is treated as a partnership for U.S. federal income tax purposes and that it controls) an election under Section 754 of the Code that will be effective for the taxable year of the closing of the Private Placements and this offering and each taxable year in which a redemption of Stronghold LLC Units pursuant to the Redemption Right or the Call Right occurs. Pursuant to the Section 754 election, Stronghold Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of Stronghold LLC Units pursuant to the Redemption Right or the Call Right are expected to result in adjustments to the tax basis of the tangible and intangible assets of Stronghold LLC. These adjustments will be allocated to Stronghold Inc. Such adjustments to the tax basis of the tangible and intangible assets of Stronghold LLC would not have been available to Stronghold Inc. absent its acquisition or deemed acquisition of Stronghold LLC Units pursuant to the exercise of the Redemption Right or the Call Right. The anticipated basis adjustments are expected to increase (for tax purposes) Stronghold Inc.’s depreciation and amortization deductions and may also decrease Stronghold Inc.’s gains (or increase its losses) on future dispositions of certain assets to the extent the increase in tax basis is allocated to those assets. Such increased deductions and losses and reduced gains may reduce the amount of tax that Stronghold Inc. would otherwise be required to pay in the future.

The Tax Receivable Agreement generally provides for the payment by Stronghold Inc. to Q Power (or its permitted assignees) of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax (computed using the estimated impact of state and local taxes) that Stronghold Inc. actually realizes (or is deemed to realize in certain circumstances) as a result of, (i) increases in tax basis that occur as a result of Stronghold Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of Stronghold Unit Holders’ Stronghold LLC Units pursuant to an exercise of the Redemption Right or the Call Right and (ii) imputed interest deemed to be paid by Stronghold Inc. as a result of, and additional tax basis arising from, any payments Stronghold Inc. makes under the Tax Receivable Agreement. Under the Tax Receivable Agreement, Stronghold Inc. will retain the remaining net cash savings, if any. In addition, certain of the rights of the Stronghold Unit Holders (including the right to receive payments) under the Tax Receivable Agreement are transferable in connection with transfers permitted under the Stronghold LLC Agreement of the corresponding Stronghold LLC Units or after the corresponding Stronghold LLC Units have been acquired pursuant to the Redemption Right or Call Right.

The payment obligations under the Tax Receivable Agreement are Stronghold Inc.’s obligations and not obligations of Stronghold LLC, and we expect that the payments Stronghold Inc. will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of Stronghold Inc.’s realization of tax benefits subject to the Tax Receivable Agreement is by its nature imprecise. The actual increases in tax basis covered by the Tax Receivable Agreement, as well as the amount and timing of Stronghold Inc.’s ability to use any deductions (or decreases in gain or increases in loss) arising from such increases in tax basis, are dependent upon future events, including but not limited to the timing of the redemptions of Stronghold LLC Units, the price of

Stronghold Inc.’s Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of tax basis in the Stronghold LLC Units of the redeeming holder at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount, character, and timing of taxable income Stronghold Inc. generates in the future, the timing and amount of any earlier payments that Stronghold Inc. may have made under the Tax Receivable Agreement, the U.S. federal income tax rate then applicable, and the portion of Stronghold Inc.’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. Accordingly, estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is also by its nature imprecise. For purposes of the Tax Receivable Agreement, net cash savings in tax generally will be calculated by comparing Stronghold Inc.’s actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. Thus, the amount and timing of any payments under the Tax Receivable Agreement are also dependent upon future events, including those noted above in respect of estimating the amount and timing of Stronghold Inc.’s realization of tax benefits.

Estimating the amount and timing of Stronghold Inc.’s realization of tax benefits subject to the Tax Receivable Agreement is by its nature imprecise and unknown at this time and will vary based on a number of factors, many of which are outside of our control. Solely for purposes of illustration, we expect that if there were a redemption of all of the Stronghold LLC Units held by Q Power immediately after this offering (which is not likely or anticipated), the estimated tax benefits to Stronghold Inc. subject to the Tax Receivable Agreement could be up to $191.8 million (to the extent Stronghold Inc. has actual tax liability equal to or in excess of this amount) to be utilized over at least 15 years from the date of this offering as and when such benefits are realized (or in some cases, deemed realized). This illustration is almost certainly not accurate as it is based on stylized assumptions that are not realistic, and the actual or deemed benefits (and corresponding payments under the Tax Receivable Agreement) are likely to be significantly different. Moreover, any estimate we provide would necessarily be based on numerous uncertain assumptions, including but not limited to a $17.00 per share trading price of Class A common stock, a 21% U.S. federal corporate income tax rate and estimated applicable state and local income tax rates, no material change in U.S. federal, state or local income tax law, and that Stronghold Inc. will have sufficient taxable income on a current basis to utilize such estimated tax benefits. Utilizing this estimate as an illustration, Q Power would be entitled to payments under the Tax Receivable Agreement equal to 85% of the $191.8 million of tax benefits, or approximately $163.0 million, as and when such benefits are realized (or in some cases, deemed realized).

As noted above, the foregoing numbers are merely estimates for purposes of this illustration and the actual tax benefits and the amount and timing of the payments under the Tax Receivable Agreement to Q Power could differ materially as a result of a number of factors, including changes to Stronghold LLC’s balance sheet, the timing of the redemption of Stronghold LLC Units, the price of Class A common stock at the time of each exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income Stronghold Inc. generates in the future and the tax rate then applicable, and the portion of the payments under the Tax Receivable Agreement constituting imputed interest or depreciable or amortizable tax basis. Moreover, if tax benefits are deemed realized in certain circumstances (such as a change of control or other early termination of the Tax Receivable Agreement), the actual amount and timing of tax benefits may substantially differ from the deemed timing and amount, and the payments made by Stronghold Inc. under the Tax Receivable Agreement could exceed the actual net cash tax savings resulting from the “Up-C” structure. In addition, certain rights of Q Power (including the right to receive payments) under the Tax Receivable Agreement will be transferable in connection with transfers permitted under the Stronghold LLC Agreement of the corresponding Stronghold LLC Units or after the corresponding Stronghold LLC Units have been acquired pursuant to the Redemption Right or Call Right. Payments under the Tax Receivable Agreement will not be conditioned upon Q Power (or its permitted assignees) having an ownership interest in Stronghold Inc. or Stronghold LLC.

A delay in the timing of redemptions of Stronghold LLC Units, holding other assumptions constant, would be expected to decrease the discounted value of the amounts payable under the Tax Receivable Agreement as the benefit of the depreciation and amortization deductions would be delayed and the estimated increase in tax basis could be reduced as a result of allocations of Stronghold LLC’s taxable income to the redeeming holder of Stronghold LLC Units prior to the redemption. Stock price increases or decreases at the time of each redemption of Stronghold LLC Units would be expected to result in a corresponding increase or decrease in the undiscounted amounts payable under the Tax Receivable Agreement in an amount equal to 85% of the tax-effected change in price. The amounts payable under the Tax Receivable Agreement are dependent upon Stronghold Inc. having sufficient future taxable income to utilize the tax benefits on which it is required to make payments under the Tax Receivable Agreement. If Stronghold Inc.’s projected taxable income is significantly reduced, the expected payments would be reduced to the extent such tax benefits do not result in a reduction of Stronghold Inc.’s future income tax liabilities.

As mentioned above, the foregoing amounts are merely estimates for illustrative purposes, and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments as compared to the foregoing estimates. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies, acceleration upon a change of control or early termination, or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits Stronghold Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreement (which excess could be very significant) and/or (ii) distributions to Stronghold Inc. by Stronghold LLC are not sufficient to permit Stronghold Inc. to make payments under the Tax Receivable Agreement after it has paid its taxes and other obligations. Please read “Risk Factors—Risks  Relating to Us and our Organizational Structure—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, Stronghold Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreement.”

In addition, although Stronghold Inc. is not aware of any issue that would cause the IRS or other relevant tax authorities to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreement, neither Q Power nor other Stronghold Unit Holders will reimburse Stronghold Inc. for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against future payments otherwise required to be made, if any, to such holder after Stronghold Inc.’s determination of such excess (which determination may be made a number of years following the initial payment and after future payments have been made). As a result, in such circumstances, Stronghold Inc. could make payments that are greater than its actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect Stronghold Inc.’s liquidity.

The term of the Tax Receivable Agreement commenced on April 1, 2021 and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, and all required payments are made, unless the Tax Receivable Agreement is terminated early (including upon a change of control). Payments will generally be made under the Tax Receivable Agreement as Stronghold Inc. realizes actual cash tax savings  from the tax benefits covered by the Tax Receivable Agreement. However, if Stronghold Inc. experiences a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations, but generally would not include an initial public offering or a combination with a SPAC) or the Tax Receivable Agreement terminates early (at Stronghold Inc.’s election or as a result of Stronghold Inc.’s breach), Stronghold Inc. would be required to make an immediate payment equal to the present value of the future payments it would be required to make if it realized deemed tax savings pursuant to the Tax Receivable Agreement (determined by applying a discount rate equal to one-year LIBOR (or an agreed successor rate, if applicable) plus 100 basis points, and using numerous assumptions to determine deemed tax savings) and such early termination payment is expected to be substantial and may exceed Stronghold Inc.’s available funds and may reduce the value of Class A common stock. The calculation of such future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) that Stronghold Inc. has sufficient taxable income on a current basis to fully utilize the tax benefits covered by the Tax Receivable Agreement, and (ii) that any Stronghold LLC Units (other than those held by Stronghold Inc.) outstanding on the termination date are deemed to be redeemed on the termination date. If the Tax Receivable Agreement were terminated immediately after this offering, and based on the same assumptions used to estimate the tax benefit, the estimated early termination payment would be approximately $145.3 million (calculated using a discount rate equal to one-year LIBOR (or an agreed successor rate, if applicable) plus 100 basis points, applied against an undiscounted liability of approximately $163.0 million, representing an amount equal to 85% of the approximately $191.8 million of estimated tax benefits to Stronghold Inc. that are subject to the Tax Receivable Agreement). The foregoing numbers are merely estimates for illustrative purposes, and the actual tax benefits and early termination payments could differ materially.  Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the early termination payment relates.

The Tax Receivable Agreement provides that in the event that Stronghold Inc. breaches any of its material obligations thereunder, whether (i) as a result of its failure to make any payment when due (including in cases where Stronghold Inc. elects to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers, asset sales, or other forms of business combinations or changes of control or Stronghold Inc. has available cash but fails to make payments when due under circumstances where Stronghold Inc. does not have the right to elect to defer the payment, as described below), (ii) as a result of Stronghold Inc.’s failure to honor any other material obligation thereunder, or (iii) by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the U.S. Bankruptcy Code or otherwise, then Q Power (or any subsequent majority of the holders of rights under the Tax Receivable Agreement) may elect to treat such breach as an early termination, which would cause all of Stronghold Inc.’s payment and other obligations under the Tax Receivable Agreement to accelerate and become due and payable applying the same assumptions described above.

As a result of either an early termination or a change of control, Stronghold Inc. could be required to make payments under the Tax Receivable Agreement that significantly exceed its actual cash tax savings under the Tax Receivable Agreement. In these situations, Stronghold Inc.’s obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control that could be in the best interests of holders of Class A common stock or significantly reducing the consideration paid in any such transaction to holders of Class A common stock. There can be no assurance that Stronghold Inc. will be able to meet its obligations under the Tax Receivable Agreement.

Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by Q Power (or its permitted assignees) under the Tax Receivable Agreement. For example, the earlier disposition of assets following a redemption of Stronghold LLC Units may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before a redemption of Stronghold LLC Units may increase Q Power’s (or its permitted assignees’) tax liability without giving rise to any rights of Q Power (or its permitted assignees) to receive payments under the Tax Receivable Agreement. Such effects may result in differences or conflicts of interest between the interests of Q Power (or its permitted assignees) and other stockholders.

Payments generally are due under the Tax Receivable Agreement within five business days following the finalization of the schedule with respect to which the payment obligation is calculated. However, interest on such payments will begin to accrue from the due date (without extensions) of Stronghold Inc.’s U.S. federal income tax return for the period to which such payments relate until such payment due date at a rate equal to one-year LIBOR (or an agreed successor rate, if applicable) plus 100 basis points. Except in cases where Stronghold Inc. elects to terminate the Tax Receivable Agreement early or it is otherwise terminated as described above, generally Stronghold Inc. may elect to defer payments due under the Tax Receivable Agreement if Stronghold Inc. does not have available cash to satisfy its payment obligations under the Tax Receivable Agreement or if Stronghold Inc.’s contractual obligations limit its ability to make these payments. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest from the due date for such payment until the payment date at a rate of one-year LIBOR (or an agreed successor rate, if applicable) plus 550 basis points. However, interest will accrue from the due date for such payment until the payment date at a rate of one-year LIBOR (or an agreed successor rate, if applicable) plus 100 basis points if Stronghold Inc. is unable to make such payment as a result of limitations imposed by existing credit agreements. Stronghold Inc. has no present intention to defer payments under the Tax Receivable Agreement.

The Tax Receivable Agreement generally may be amended if approved in writing by Stronghold Inc., the majority of holders of rights under the Tax Receivable Agreement and, for so long as Q Power or any of its affiliates hold rights under the Tax Receivable Agreement, Q Power. To the extent an amendment would disproportionately affect payments made to certain holders of rights under the Tax Receivable Agreement, such amendment would require the written consent of such holders. Because Stronghold Inc. is a holding company with no operations of its own, its ability to make payments under the Tax Receivable Agreement is dependent on the ability of Stronghold LLC to make distributions to Stronghold Inc. in an amount sufficient to cover Stronghold Inc.’s obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of Stronghold LLC’s subsidiaries to make distributions to it. The ability of Stronghold LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and restrictions in relevant debt instruments issued by Stronghold LLC or its subsidiaries and/other entities in which it directly or indirectly holds an equity interest. To the extent that Stronghold Inc. is unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest at a rate that may be significantly greater than our weighted average cost of capital until paid.

Series A and Series B Private Placements

On April 1, 2021, Gregory Beard, our Chief Executive Officer, purchased 48,000 shares of our Series A Preferred Stock (on a pre-Stock Split basis) in the Series A Private Placement for an aggregate purchase price of $1.2 million.

On May 14, 2021, Mr. Beard purchased 8,907 shares of our Series B Preferred Stock (on a pre-Stock Split basis) in the Series B Private Placement for an aggregate purchase price of $282,351.90.

Right of First Refusal Agreement

In connection with the Series A Private Placement, Stronghold Inc., the investors in the Series A Private Placement and Key Holders entered the Series A ROFR Agreement. In connection with the Series B Private Placement, Stronghold Inc., the investors in the Series B Private Placement and Key Holders entered the Series B ROFR Agreement. Under the ROFR Agreements, the Key Holders agreed to grant a right of first refusal to purchase all or any portion of capital stock of Stronghold Inc, held by a Key Holder or issued to a Key Holder after the date of the ROFR Agreements, not including any shares of Series A Preferred or common stock issued or issuable upon conversion of the Series A Preferred Stock or Series B Preferred Stock. The Key Holders also granted a secondary refusal right to the investors in the Private Placements to purchase all or any eligible capital stock not purchased by Stronghold Inc. pursuant to their right of first refusal.

Registration Rights Agreements

Pursuant to the Series A Stock Purchase Agreement entered into as part of the Series A Private Placement, Stronghold Inc. entered into the Series A Registration Rights Agreement with the investors in the Series A Private Placement, certain of whom are affiliates and members of Stronghold LLC. Pursuant to the Series B Stock Purchase Agreement entered into as part of the Series B Private Placement, Stronghold Inc. entered into the Series B Registration Rights Agreement with the investors in the Series B Private Placement, certain of whom are affiliates and members of Stronghold LLC. For a description of registration rights with respect to our Class A common stock, see the information under the heading “Description of Capital Stock—Registration Rights Agreements.”

Corporate Reorganization

In connection with our Reorganization, we engaged in certain transactions with certain affiliates and the members of Stronghold LLC. Please read “Prospectus Summary–Corporate Reorganization” and “Corporate Reorganization.”

Promissory Notes

On December 31, 2020, Stronghold LLC entered into three promissory notes with certain of our affiliates and directors: (i) the Scrubgrass Note, (ii) the promissory note dated as of December 31, 2020 by and between Stronghold LLC and William B. Spence (the “Spence Note”) and (iii) the promissory note dated as of December 31, 2020 by and between Stronghold LLC and Gregory A. Beard (the “Beard Note”).

The Scrubgrass Note, a promissory note dated as of December 31, 2020, by and between Stronghold LLC and Scrubgrass LP, provides for a loan from Scrubgrass LP in the amount of $150,000 bearing an interest rate of 8.0% per annum and a maturity date of December 31, 2021. Prior to the Reorganization, Scrubgrass LP was partially indirectly held by Q Power. Messrs. Beard and Spence serve as the Managing Members of Q Power. Following the Reorganization, Scrubgrass LP became one of our indirectly held, wholly owned subsidiaries.

The Spence Note, a promissory note dated as of December 31, 2020 by and between Stronghold LLC and William B. Spence, provides for a loan from Mr. Spence in the amount of $524,250 bearing an interest rate of 8.0% per annum and a maturity date of December 31, 2021. Mr. Spence serves as Co-Chairman of our board of directors.

The Beard Note, a promissory note dated as of December 31, 2020 by and between Stronghold LLC and Gregory A. Beard, provides for a loan from Mr. Beard in the amount of $1,500,000 bearing an interest rate of 8.0% per annum and a maturity date of December 31, 2021. Mr. Beard serves as Chief Executive Officer, President and Co-Chairman of our board of directors.

On June 4, 2021, the Spence Note and the Beard Note were paid in full and terminated. The maturity date for the Scrubgrass Note may be accelerated upon certain instances and may generally be prepaid without premium or penalty. There are certain restrictions on prepayment of the Scrubgrass Note and the interest rate may be adjusted upon the occurrence of certain events. For additional information on the Scrubgrass Note, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Debt Agreements.”

Management Services Agreement

We have entered into a management services agreement with Q Power to provide day-to-day management and administration services to us. The agreement provided for a monthly fee of $25,000 in 2020 and the first quarter of 2021 and $50,000 in 2019 and provides for a monthly fee of $100,000 for the remainder of 2021. Effective May 10, 2021, Q Power, one of our principal stockholders, and Bill Spence, the Co-Chairman of our board of directors, entered into a Management and Advisory Agreement (the “MAA”). Pursuant to the MAA, Mr. Spence will provide certain professional services to Q Power and will receive a fee of $50,000 per month. The MAA has a term of two years, unless earlier terminated.

Waste Coal Agreement

We have entered into a Waste Coal Agreement (the “WCA”) with Coal Valley Sales, LLC (“CVS”) to take minimum annual delivery of 200,000 tons of waste coal as long as there is a sufficient quantity of Waste Coal that meets the Average Quality Characteristics (each as defined in the WCA).  Under the terms of the WCA, we are not charged for the waste coal itself but are charged a $6.07 per ton base handling fee as we are obligated to mine, process, load and otherwise handle the waste coal for ourself and also for other customers of CVS from the Russellton Site.  We are also obligated to unload and properly dispose of ash at the Russellton site. CVS is a single-member LLC that is owned by a coal reclamation partnership of which Bill Spence has a direct and indirect interest of 16.26% in the aggregate.

A reduced handling fee is charged at $1.00 per ton for any tons in excess of the minimum take of 200,000 tons.  We are the designated operator at the Russellton site and therefore is responsible for complying with all state and federal requirements and regulations.

We reduced payments and halted productions from the Russellton site during 2020 but restarted operations in the first quarter of 2021. Pursuant to the terms of the WCA, we make current payments of $100,000 a month.

We made payments in the amount of $25,000, $305,000 and $1,706,716 to entities affiliated with Mr. Spence for the six months ended June 30, 2021 and for the years ended December 31, 2020 and 2019, respectively.

Additionally, we purchased coal from Coal Valley Properties, LLC (“CVP”), a single-member LLC that is entirely owned by William B. Spence, Co-Chairman of our Board of Directors, and from CVS.  CVP also brokered fuel sales to us and we paid CVP approximately $1.8 million and $800 thousand, respectively, in fiscal years 2018 and 2019.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Please see “Description of Capital Stock— Limitation of Liability and Indemnification Matters.”

Offer Agreement

On July 8, 2021, Mr. Beard executed an offer letter with us. In connection with his offer letter, Mr. Beard also entered into a confidentiality, intellectual property, arbitration and non-solicitation agreement, effective January 1, 2021. Please see “Executive Compensation— Compensation Actions after 2020 Fiscal Year-End— Employment Agreements.”

Options Awards

On September 3, 2021, certain of our executive officers and directors were awarded options. Such agreements contain certain restrictive covenants including non-disclosure, non-solicit and non-compete covenants. Please see “Executive Compensation— Compensation Actions after 2020 Fiscal Year-End— Equity Awards Granted in 2021.”

Policies and Procedures for Review of Related Party Transactions

A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;
•	any person who is known by us to be the beneficial owner of more than 5.0% of our Class A common stock;
•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our Class A common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our Class A common stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

Our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, our nominating and corporate governance committee will review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, our nominating and corporate governance committee shall take into account, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (ii) the extent of the related person’s interest in the transaction. Furthermore, the policy requires that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

Additionally, any amounts due under advances or loans that we have entered into with our directors, executive officers or principal stockholders have been retired or repaid in full prior to the public filing of this registration statement with the SEC.

Directed Share Program

At our request, the underwriters have reserved up to 294,117 of the shares of our Class A common stock to be offered by this prospectus for sale, at the initial public offering price, to certain individuals through a directed share program.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class V common stock that, upon the consummation of this offering and the transactions related thereto, and, unless otherwise stated, assuming the underwriters do not exercise their over-allotment option to purchase additional shares of Class A common stock, will be owned by:

•	each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;
•	each member of our board of directors and each nominee to our board of directors;
•	each of our named executive officers; and
•	all of our directors, director nominees and executive officers as a group.

The amounts of Class A common stock and Class V common stock beneficially owned are reported on the bases of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. It also includes shares that such person has the right to acquire within 60 days (such as upon exercise of options that are currently vested or which are scheduled to vest within 60 days or warrants that are immediately exercisable or exercisable within 60 days from October 6, 2021). Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Except as otherwise noted, the person or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, directors and director nominees or executive officers, as the case may be. The following table does not include any shares of common stock that directors and executive officers may purchase in this offering through the directed share program described under “Underwriting.” Unless otherwise noted, the mailing address of each listed beneficial owner is 595 Madison Avenue, 29th Floor, New York, New York 10022.

	Shares Beneficially Owned Prior to the Offering							Shares Beneficially Owned After the Offering (Assuming No Exercise of the Option)(3)					Shares Beneficially Owned After the Offering (Assuming the Option is Exercised in Full)
	Class A Common Stock		Class V Common Stock		Preferred Stock (1)		Combined Voting Power(2)	Class A Common Stock		Class V Common Stock		Combined Voting Power(2)	Class A Common Stock		Class V Common Stock		Combined Voting Power(2)
Name of Beneficial Holder	Number	%	Number	%	Number	%	%	Number	%	Number	%	%	Number	%	Number	%	%
5% Stockholders
Q Power LLC(4)	14,400	*	27,057,600	100.00%	—	—	68.74%	14,400	*	27,057,600	100.00%	59.81%	14,400	*	27,057,600	100.00%	58.66%
Directors, Director Nominees and Named Executive Officers
Gregory A. Beard(4)(6)	83,998	0.68%	27,057,600	100.00%	—	—	68.79%	83,998	*	27,057,600	100.00%	59.87%	83,998	*	27,057,600	100.00%	58.73%
William B. Spence(4)(7)	83,998	0.68%	27,057,600	100.00%	—	—	68.79%	83,998	*	27,057,600	100.00%	59.87%	83,998	*	27,057,600	100.00%	58.73%
Ricardo R. A. Larroudé(8)	41,322	*	—	—	—	—	—	41,322	*	—	—	*	41,322	*	—	—	—
Richard J. Shaffer(9)	20,448	*	—	—	—	—	—	20,448	*	—	—	*	20,448	*	—	—	—
Sarah P. James	—	—	—	—	—		—	—	—	—	—	—	—	—	—	—	—
Thomas J. Pacchia	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Thomas R. Trowbridge, IV(5)	—	—	—	—	—	—	*	—	—	—	—	*	—	*	—	—	—
Directors, director nominees and executive officers as a group (7 persons)	215,366	17.20%	27,057,600	100.00%	—	—	68.90%	215,366	1.17%	27,057,600	100.00%	59.89%	215,366	1.12%	—	100.00%	58.84%

*	indicates beneficial ownership of less than 1%.
(1)	Includes both Series A Preferred Stock and Series B Preferred Stock, the terms of and rights associated with each are substantively similar (except as discussed elsewhere in this prospectus).
(2)

Represents percentage of voting power of our Class A common stock and Class V common stock voting together as a single class. The Stronghold Unit Holders, each a holder of Stronghold LLC units, will hold one share of Class V common stock for each Stronghold LLC Unit.

(3)	Takes into account the Preferred Stock Conversion and the 2.88-for-1 Stock Split.
(4)

Messrs. Beard and Spence serve as the Managing Members of Q Power LLC. As Managing Members, Messrs. Beard and Spence possess all voting and investment power over the shares of common stock held by Q Power. Such persons may be deemed to beneficially hold the shares held by Q Power. The mailing address of Q Power is 2151 Lisbon Road, Kennerdell, PA 16374.

(5)	Mr. Trowbridge is a member of Q Power, but does not possess any voting or investment power over the shares of common stock held by Q Power.
(6)	Includes options to purchase up to 69,598 shares of Class A common stock at an exercise price of $9.33 per share.
(7)	Includes options to purchase up to 69,598 shares of Class A common stock at an exercise price of $9.33 per share.
(8)

Includes options to purchase up to 41,322 shares of Class A common stock at an exercise price of $9.33 per share. Mr. Larroudé is a member of Q Power, but does not possess any voting or investment power over the shares of common stock held by Q Power.

(9)

Includes options to purchase up to 20,448 shares of Class A common stock at an exercise price of $9.33 per share. Mr. Shaffer is a member of Q Power, but does not possess any voting or investment power over the shares of common stock held by Q Power.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering and after giving effect to the Stock Split and Preferred Stock Conversion, the authorized capital stock of Stronghold Inc. will consist of 238,000,000 shares of Class A common stock, $0.0001 par value per share, of which 18,208,019 shares will be issued and outstanding, 50,000,000 shares of Class V common stock, $0.0001 par value per share, of which 27,057,600 shares will be issued and outstanding and 50,000,000 shares of preferred stock, $0.0001 par value per share, of which no shares will be issued and outstanding after taking into effect the Preferred Stock Conversion. As of August 30, 2021, there was one stockholder of record of our Class A common stock and Class V common stock. As of August 30, 2021, there were 107 stockholders of record of our Series A Preferred Stock and 89 stockholders of record of our Series B Preferred Stock.

The following summary of the capital stock, our second amended and restated certificate of incorporation and amended and restated bylaws of Stronghold Inc., each of which will be in effect upon the completion of this offering, does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our second amended and restated certificate of incorporation and amended and restated bylaws, which will be filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Voting Rights. Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class V Common Stock

Voting Rights. Holders of shares of our Class V common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A common stock and Class V common stock vote together as a single class on all matters presented to our stockholders for their vote or approval.

Dividend and Liquidation Rights. Holders of our Class V common stock do not have any right to receive dividends, unless (i) the dividend consists of shares of our Class V common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable or redeemable for shares of Class V common stock paid proportionally with respect to each outstanding share of Class V common stock and (ii) a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable or redeemable for shares for Class A common stock on equivalent terms is simultaneously paid to the holders of Class A common stock. Holders of our Class V common stock do not have any right to receive a distribution upon a liquidation or winding up of Stronghold Inc.

Other Matters. The shares of Class V common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class V common stock. All outstanding shares of our Class V common stock are fully paid and non-assessable.

Preferred Stock

Our second amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further shareholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.0001 per share, covering up to an aggregate of 50,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders. In addition, 5,000,000 shares of the authorized preferred stock of Stronghold Inc. are designated “Series A Convertible Redeemable Preferred Stock” and 2,000,000 shares are designated “Series B Convertible Redeemable Preferred Stock.”

Series A Convertible Redeemable Preferred Stock and Series B Convertible Redeemable Preferred Stock

Generally. In connection with this offering, on the date that this registration statement is declared effective by the SEC, the shares of Preferred Stock will be automatically converted (without the payment of additional consideration by the holder thereof), into fully paid and non-assessable shares of Class A common stock at an initial one-to-one conversion rate. Pursuant to the terms of the Stronghold LLC Agreement, the preferred units in Stronghold LLC will likewise be automatically converted (without the payment of additional consideration to the holder thereof) into Stronghold LLC Units at an initial one-to-one conversion ratio.

Conversion. Pursuant to the terms of the Preferred Stock, on (i) the date that a registration statement registering the shares of Class A common stock issuable upon the conversion of the Preferred Stock is declared effective by the SEC or (ii) the date on which a “Significant Transaction Event” occurs, as defined in our amended and restated certificate of incorporation, such shares of Preferred Stock will automatically convert into shares of Class A common stock of Stronghold Inc. on a one-to-one basis, subject to certain adjustments as set forth in our amended and restated certificate of incorporation.  Pursuant to the terms of the Stronghold LLC Agreement, the preferred units in Stronghold LLC will likewise be automatically converted into Stronghold LLC Units on a one-to-one basis, subject to similar adjustments.

Voting Rights. Holders of shares of our Preferred Stock are entitled to vote on all matters to be voted upon by the stockholders. Holders of shares of our Preferred Stock vote together with holders of common stock on an as-if converted to Class A common stock basis on all matters presented to our stockholders for their vote or approval.

Dividend Rights. Holders of shares of our Preferred Stock are entitled to receive dividends on shares of Preferred Stock equal (on an as if converted to Class A common stock basis) to and in the same form as dividends actually paid on shares of the Class A common stock when, as and if such dividends are paid on shares of the Class A common stock. In addition, holders of shares of Preferred Stock are entitled to receive dividends in fully paid and non-assessable shares of Preferred Stock (each a “PIK Dividend” and, collectively, the “PIK Dividends”) upon the occurrence of: (i) our failure to file or confidentially submit a registration statement to register the shares of Class A common stock issuable upon conversion of the Preferred Stock (the “Registrable Securities”) on or before the date that is one hundred and twenty (120) days following the date that the first share of Series A Preferred Stock is issued (the “Original Issue Date”); (ii) the failure of the registration statement to be declared effective by the SEC and the Registrable Securities to list on a National Securities Exchange (as such term is defined in the Registration Rights Agreements, on or before the date that is two hundred forty (240) days after Original Issue Date; and (iii) our failure to complete a Mandatory Redemption (as such term is defined in our amended and restated certificate of incorporation).

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Preferred Stock are entitled to receive (Series A Preferred Stock and Series B Preferred Stock, on a pari passu basis), before any payment is made to the holders of common stock, the funds and assets available for distribution to the stockholders.

Registration Rights Agreements

Pursuant to the Stock Purchase Agreements entered into as part of the Private Placements, Stronghold Inc. entered into Registration Rights Agreements with the investors in the Series A Private Placement and Series B

Private Placement, pursuant to which, among other things, we agreed to prepare and file a registration statement covering the resale of all Registrable Securities not already covered by an existing and effective registration statement on or prior to the 120th day following the closing of the Series A Private Placement. Such registration rights are subject to certain conditions and limitations. We are generally obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective.

Under the Registration Rights Agreements, purchasers under the Private Placements and their permitted transferees are entitled to certain benefits under the Registration Rights Agreements. Under the Registration Rights Agreements, we have agreed, at our expense, to file or confidentially submit with the SEC a resale shelf registration statement covering the resale of all Registrable Securities (as defined in the Registration Rights Agreements) on or prior to July 30, 2021 (the “Filing Deadline”). We are also obligated to cause a resale shelf registration statement to be declared effective by the SEC and to have our Class A common stock listed on a national securities exchange as soon as reasonably possible, but in no event later than November 27, 2021 (the “Effectiveness Deadline”).

In addition, if (i) the resale shelf registration statement is not filed on or prior to the Filing Deadline and (ii) if the resale shelf registration statement is not declared effective on or prior to the Effectiveness Deadline and the Class A common stock is not listed on a national securities exchange, pursuant to the Registration Rights Agreement and our amended and restated certificate of incorporation, then in addition to any other rights the purchasers may have under the Registration Rights Agreements or applicable law, PIK Dividends (as defined in the amended and restated certificate of incorporation)  as set forth below will begin to accrue:

•	10% per annum for each day we are in default of the Filing Deadline;
•	12% per annum for each day we are in default of the Effectiveness Deadline; and
•	15% per annum for each day we continue in default of the Effectiveness Deadline after 540 days following the closing of this offering.

If we fail to complete a Mandatory Redemption (as defined in the amended and restated certificate of incorporation) when required by our charter, we will be required to continue to pay a PIK Dividend at 12%.

Notwithstanding the foregoing, (i) if prior to September 28, 2021, we enter into a binding definitive agreement or binding instrument (a “Definitive Instrument”) relating to a Significant Transaction Event (defined below), we will have no obligation to pay any PIK Dividends accrued or payable through such date and any PIK Dividends that have accrued will be cancelled, and (ii) if we have entered into a Definitive Instrument by September 28, 2021 and have consummated the Significant Transaction Event by January 26, 2022, then we will have no obligation to pay any PIK Dividends accrued or payable through such date and any PIK Dividends accrued prior to such date shall be cancelled. A “Significant Transaction Event” means the date that the Company enters into a Definitive Instrument, as applicable, with a third party relating to a merger, share exchange, sale of all or substantially all of the assets or shares of the Company or other business combination, restructuring or change of control transaction, including any such transaction intended to result in the Company becoming subject to the reporting requirements of Section 13 of 15(d) of the Exchange Act (or becoming a voluntary filer under the Exchange Act), a business combination intended to increase the number of shareholders of the Company to facilitate listing on a trading market, a business combination with a special purpose acquisition company, or a business combination with a company that is listed on a trading market.

We will cause the resale shelf registration statement to become effective under the Securities Act as soon as possible after the filing and to continuously maintain the effectiveness of the resale shelf registration statement under the Securities Act. The securities proposed to be sold by the holders will cease to be Registrable Securities under the Registration Rights Agreements from and after such time as the holders may resell such securities without restriction under Rule 144 of the Securities Act. We intend to file the Resale Registration Statement covering the resale of all Registrable Securities under the Series A Registration Rights Agreement and Series B Registration Rights Agreement and expect that such registration statement will become effective concurrently with or shortly after the effectiveness of the registration statement of which this prospectus forms a part.

We will bear certain expenses incident to our registration obligations upon exercise of these registration rights, including the payment of federal securities law and state “blue sky” registration fees, except that we will not bear any brokers’ or underwriters’ discounts and commissions or transfer taxes relating to sales of our Registrable

Securities. We have agreed to indemnify each selling stockholder for certain violations of federal or state securities laws in connection with any registration statement in which such selling stockholder sells its Registrable Shares pursuant to these registration rights. Each selling stockholder will, in turn, agree to indemnify us for federal or state securities law violations that occur in reliance upon written information it provides to us for use in the registration statement.

This summary of certain provisions of the Registration Rights Agreements is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the Registration Rights Agreements.

Anti-Takeover Effects of Provisions of Our Second Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, and our second amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect upon the closing of this offering and as described below, contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”), regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on Nasdaq, from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, unless:

•	the transaction is approved by the board of directors before the date the interested shareholder attained that status;
•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder.

Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our second amended and restated certificate of incorporation and our amended and restated bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Class A common stock.

Among other things, our second amended and restated certificate of incorporation and our amended and restated bylaws:

•

establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of shareholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•

provide that the authorized number of directors may be changed only by resolution of the board of directors, unless the amended and restated certificate of incorporation fixes the number of directors, in which case, a change in the number of directors shall be made only by amendment of the certificate of incorporation;

•

provide that our amended and restated certificate of incorporation may only be amended by the affirmative vote of the holders of at least 50% of our then outstanding of stock in the Company entitled to voted thereon, voting together as a single class;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•

provide that prior to the date on which Q Power and its affiliates no longer beneficially owns 40% or more of the combined outstanding shares of Class A common stock and Class V common stock (the “Trigger Date”), any action required or permitted to be taken at any annual meeting or special meeting of the stockholders of the Company may be taken without a meeting, without prior notice and without a vote of stockholders, if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. On and after the Trigger Date, subject to the rights of holders of any series of preferred stock with respect to such series of preferred stock, any action required or permitted to be taken by our stockholders must be taken at a duly held annual or special meeting of stockholders and may not be taken by any consent in writing;

•

provide that the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of common stock entitled to vote generally in the election of directors, acting at a meeting of the stockholders or by written consent (if permitted), subject to the rights of the holders of any series of preferred stock, shall be required to remove any or all of the directors from office, and such removal may be with or without “cause”;

•	provide that special meetings of our stockholders may only be called by the chief executive officer, the chairman of the board (or any co-chairman), or by a majority of the board;
•	provide that our bylaws can be amended by the board of directors or stockholders of 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote thereon; and
•	prohibit cumulative voting for the election of directors, unless otherwise provided in the amended and restated certificate of incorporation.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the amended and restated certificate of incorporation specifically authorizes cumulative voting. Our second amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Forum Selection

Our second amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;
•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;
•

any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our second amended and restated certificate of incorporation or our bylaws; or

•

any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Our second amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our second amended and restated certificate of incorporation is inapplicable or unenforceable.

Corporate Opportunities

Our amended and restated certificate of incorporation, to the fullest extent permitted by law, renounces any reasonable expectancy interest that we have in, or right to be offered an opportunity to participate in, any corporate or business opportunities that are from time to time presented to Q Power, its affiliated directors and affiliates, and our non-employee directors, and that, to the fullest extent permitted by law, such persons will have no duty to refrain from engaging in any transaction or matter that may be a corporate or business opportunity in which we or any of our subsidiaries could have an interest or expectancy. In addition, to the fullest extent permitted by law, in the event that Q Power, its affiliated directors and affiliates, and our directors acquire knowledge of any such opportunity, other than in their capacity as a member of our board of directors, such person will have no duty to communicate or present such opportunity to us or any of our subsidiaries, and they may take any such opportunity for themselves or offer it to another person or entity.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or
•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our bylaws also permits us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated certificate of incorporation and the indemnification agreements facilitates our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Registration Rights

For a description of registration rights with respect to our Class A common stock, see the information under the heading “Description of Capital Stock—Registration Rights Agreements.”

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action; provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.

Listing

We have applied to list our Class A common stock on The Nasdaq Global Market under the symbol “SDIG.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering and taking into effect the Preferred Stock Conversion and the Stock Split, we will have outstanding an aggregate of 18,208,019 shares of Class A common stock (or 19,090,371 shares of Class A common stock if the underwriters’ over-allotment option is exercised). Of these shares, all of the 5,882,352 shares of Class A common stock (or 6,764,704 shares of Class A common stock if the underwriters’ over-allotment option is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. Additionally, 11,608,994 shares of Class A common stock may be resold by the selling stockholders (the “selling stockholders”) identified in the Resale Registration Statement that we intend to file with the SEC. These shares will become freely tradable upon the effectiveness of such registration statement, subject to the market stand-off provision in the Series A Stock Purchase Agreement and Series B Stock Purchase Agreement (and except that any shares subsequently held or acquired by our affiliates will be subject to the volume limitations and other restrictions of Rule 144), as further described below. All remaining shares of Class A common stock, including the shares received as part of the Preferred Stock Conversion and Stock Split, will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

Investors in the Private Placements will enter into lock-up agreements with respect to the shares of Class A common stock that they will receive upon the Preferred Stock Conversion and will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock for a period of 60 days following the date of this prospectus. Further, the Series A Stock Purchase Agreement and Series B Stock Purchase Agreement, as amended, each contains a “market stand-off” provision pursuant to which each purchaser agreed that such purchaser will not sell, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any shares of Class A common stock (or other securities) of our company held by such purchaser during the 60 day period following the effective date of an initial public offering (or such longer period as the underwriters in such offering or we request in order to facilitate compliance with FINRA Rule 2711 or NYSE Member Rule 472 or any successor or similar rule or regulation), provided that all of our officers and directors are bound by and have entered into similar agreements. Our officers and directors have entered or will enter into lock-up agreements with similar restrictions in connection with this offering.  Therefore, unless the market stand-off restrictions or the lock-up agreements entered into with our officers and directors are waived, the selling stockholders will not be permitted to sell any of the shares of Class A common stock held by them as of, or at any time during the 60 day period following, the effective date of this offering.

Each Stronghold Unit Holder (other than Stronghold Inc.), subject to certain limitations, has the right, pursuant to the Redemption Right, to cause Stronghold LLC to acquire all or a portion of its Stronghold LLC Units, together with an equal number of shares of Class V common stock, for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and similar transactions) or, at such entity’s election, an approximately equivalent amount of cash as determined pursuant to the terms of the Stronghold LLC Agreement. See “Certain Relationships and Related Party Transactions—Stronghold LLC Agreement.” The shares of Class A common stock we issue upon such redemptions would be “restricted securities” as defined in Rule 144 described below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	no shares will be eligible for sale on the date of this prospectus or prior to 60 days after the date of this prospectus;
•

until the earlier of 60 days after the date of this prospectus or waiver of the applicable lock-up agreements, up to 11,608,994 shares may be resold by the selling stockholders identified in the Resale Registration Statement without further restrictions or registration under the Securities Act (except that shares subsequently held or acquired by our affiliates will be subject to the volume limitations and other restrictions of Rule 144); and

•

27,072,000 shares (assuming redemption of all applicable Stronghold LLC Units along with a corresponding number of shares of Class V common stock) will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus, unless subject to earlier release in accordance with the provisions described herein, when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, all of our directors that will own equity in us following the completion of this offering, all of our executive officers and Q Power have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to sale or other disposition of our Class A common stock for a period of 180 days following the date of this prospectus, subject to certain earlier release provisions and certain other exceptions and extensions. In addition, Mr. Beard and Mr. Spence have agreed, subject to certain exceptions set forth in an agreement between each of them and the underwriters, not to dispose of, directly or indirectly, any of the equity interests of the Company beneficially owned by them, including interests they own in Q Power, during the period from the date of this prospectus through the date 180 days after the date of this prospectus, subject to certain earlier release provisions and except with the prior written consent of B. Riley Securities, Inc. See “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through Nasdaq during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our long-term incentive plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A common stock by a non-U.S. holder (as defined below), that holds our Class A common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;
•	tax-exempt or governmental organizations;
•	tax qualified retirement plans;
•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);
•	dealers in securities or foreign currencies;
•	persons whose functional currency is not the U.S. dollar;
•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;
•	persons subject to the alternative minimum tax;
•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;
•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;
•	persons that acquired our Class A common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;
•	certain former citizens or long-term residents of the United States;
•

persons that hold our Class A common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; and

•

accrual method taxpayers for U.S. federal income tax purposes required to accelerate the recognition of any item of gross income with respect to our Class A common stock as a result of such income being recognized on an applicable financial statement.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT WITH AND RELY SOLELY UPON THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;
•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•

a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult with and rely solely upon their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A common stock by such partnership.

Dividends and Other Distributions

As described in the section entitled “Dividend Policy,” we do not plan to make any distributions on our Class A common stock for the foreseeable future. However, in the event we do make distributions of cash or other property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will instead be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A common stock (and will reduce such tax basis, but not below zero) and thereafter as capital gain from the sale or exchange of such Class A common stock. See “—Gain on Disposition of Class A Common Stock.” Subject to the withholding requirements under “—Backup Withholding and Information Reporting” and FATCA (as defined below) and provided that such distributions are not effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our Class A common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate or another exception applies. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate. In the event that we determine that a portion of a distribution does not constitute a dividend, we may determine not to withhold U.S. federal income tax from such portion of the distribution or a non-U.S. holder may be entitled to claim a refund of excess amounts withheld.

Distributions treated as dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States)

generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax (including backup withholding described below) if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Class A Common Stock

Subject to the discussion below under “—Backup Withholding and Information Reporting” and the discussion below of FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding on any gain realized upon the sale or other disposition of our Class A common stock unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•

our Class A common stock constitutes a United States real property interest as a result of our being a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition of or the non-U.S. holder’s holding period for the Class A common stock and, as a result, such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

With respect to the third bullet point above, generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, because the determination of whether we are a USRPHC is made from time to time and depends on the relative fair market value of our assets, there can be no assurance in this regard. In the event that we become a USRPHC, as long as our Class A common stock is and continues to be “regularly traded on an established securities market”(within the meaning of applicable U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Class A common stock, more than 5% of our Class A common stock will be treated as disposing of a U.S. real property interest and will be taxable on gain realized on the disposition of our Class A common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our Class A common stock were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of stock owned) would be treated as disposing of a U.S. real property interest and would be subject to U.S. federal income tax on a taxable disposition of our Class A common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

No assurance can be provided that our Class A common stock will be treated as regularly traded on an established securities market for purposes of the rules described above.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Class A common stock.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our Class A common stock if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E); or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. FATCA also imposes a 30% withholding tax on any gross proceeds on a sale or other disposition of our Class A common stock. However, proposed U.S. Treasury regulations, which may be relied upon pending finalization, would eliminate this withholding tax on gross proceeds. Accordingly, FATCA withholding on gross proceeds is not expected to apply. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on an investment in our Class A common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT WITH AND RELY SOLELY UPON THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition and holding of shares of common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This summary does not purport to be complete or comprehensive, and no assurance is or can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of those changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release, including the date of this prospectus. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment, legal or other advice.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in shares of common stock with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of common stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;
•	whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;
•	whether the investment is permitted under the terms of the applicable documents governing the Plan;
•

whether the acquisition or holding of the shares of common stock will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see discussion under “—Prohibited Transaction Issues” below); and

•

whether the Plan will be considered to hold, as the Plan’s assets, (i) only shares of common stock or (ii) an undivided interest in our underlying assets (please see the discussion under “—Plan Asset Issues” below).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of common stock by an ERISA Plan with respect to which the issuer, the initial purchaser, or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

Because of the foregoing, shares of common stock should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. B. Riley Securities, Inc. and Cowen and Company, LLC are the representatives of the underwriters.

Underwriters	Number of Shares
B. Riley Securities, Inc.
Cowen and Company, LLC
Tudor, Pickering, Holt & Co. Securities, LLC
D.A. Davidson & Co.
Compass Point Research & Trading, LLC
Northland Securities, Inc.
Total

The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 882,352 shares of Class A common stock from the Company solely to cover over-allotments, if any. They may exercise that option for 30 days. If any shares are purchased pursuant to this over-allotment option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The following table provides information regarding the amount of the underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares to cover over-allotments, if any.

	Per Share	Total Without Over-Allotment	With Over- Allotment
Underwriting discounts and commissions paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $3.4 million.  We have agreed to reimburse the representatives for up to $30,000 of the FINRA-related fees and expenses of the underwriters’ legal counsel. Further, the representatives have agreed to reimburse us for up to $400,000 of expenses related to this offering.

The representatives have informed us that the underwriters do not intend to make sales to discretionary accounts.

The Company and its officers, directors, and holders of substantially all of the Company’s shares of common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. In addition, Mr. Beard and Mr. Spence have agreed, subject to certain exceptions set forth in an agreement between each of them and the underwriters, not to dispose of, directly or indirectly, any of the equity interests of the Company beneficially owned by them, including interests they own in Q Power, during the period from the date of this prospectus through the date 180 days after the date of this prospectus, except with the prior written consent of B. Riley Securities, Inc. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Notwithstanding the foregoing, such restricted period will be earlier terminated for our officers, directors and Q Power as follows: if at any time beginning 90 days after the date of this prospectus (i) we have filed at least one quarterly report on Form 10-Q or annual report on Form 10-K, and (ii) the last reported closing price of the Class A common stock on Nasdaq (the “Closing Price”) is at least 33% greater than the initial public offering price per share set forth on the cover page of this prospectus (the “IPO Price”) for 10 out of any 15 consecutive trading days ending on or after the 90th day after the date of this prospectus (which 15 trading day period may begin prior to such 90th day), including the last day of such 15 trading day period (any such 15 day trading period during which such condition is satisfied, the “Measurement Period”), then 25% of such person’s shares that are subject to the lock-up will be automatically released from such restrictions (the “Early Lock-Up Expiration”) immediately prior to the opening of trading on the exchange on which the Class A common stock is listed on the first trading day following the end of the Measurement Period (the “Early Lock-Up Expiration Date”). However, if at the time of the Early Lock-Up Expiration Date, we are in a “black-out” period under our insider trading policy (or similar period when trading is not permitted by insiders under our insider trading policy), the date of the Early Lock-Up Expiration will be delayed (the “Early Lock-Up Expiration Extension”) until immediately prior to the opening of trading on the second business day following the date that (a) we are no longer in a black-out period and (b) the Closing Price on such date is at least 33% greater than the IPO Price.

The lock-up restrictions applicable to us are subject to specified exceptions, including the following: (i) shares of Class A common stock offered pursuant to this prospectus, (ii) shares of common stock issued upon the exercise or settlement of an equity award, or the exercise of a warrant or other contractual arrangement, outstanding and disclosed herein, (iii) shares issued pursuant to the Preferred Stock Conversion and Stock Split, (iv) shares of common stock issued upon the conversion or exchange of convertible or exchangeable securities outstanding and described herein (including shares of Class A common stock issuable in exchange for limited liability company units of Stronghold LLC or Class V common stock of the Company), (v) shares of common stock or any securities convertible into or exercisable or exchangeable for common stock pursuant to any employee benefit, employee compensation, stock option, stock bonus or other stock plan or arrangement described herein, or (vi) shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or the entrance into an agreement to issue shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, in connection with any merger, acquisition, financing transactions, miner acquisitions, joint venture, strategic alliances, commercial or other collaborative transaction or the acquisition or license of the business, property, technology or other assets of another individual or entity or the assumption of an employee benefit plan in connection with a merger or acquisition, provided that (a) such aggregate number of common stock that we may issue or agree to issue does not exceed 20.0% of our total outstanding share capital immediately following the completion of this offering and (b) the recipients thereof provide to the representatives a signed lock-up letter on or prior to the date of such issuance.

In addition, the underwriters have reserved for sale at the initial public offering price up to 5.0% of the shares of Class A common stock being offered by this prospectus for sale to our employees, executive officers, directors and related persons who have expressed an interest in purchasing common stock in this offering. Pursuant to the underwriting agreement, the sales will be made by B. Riley Securities, Inc. through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares of Class A common stock offered hereby. The underwriters will be entitled to a discount of 2.5% with respect to shares of Class A common stock sold pursuant to the directed share program. We have agreed to indemnify the underwriters in connection with the directed share program, including for the failure of any participant to pay for its shares of Class A common stock.

Prior to the offering, there has been no public market for the Class A common stock. The initial public offering price will be negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the Class A common stock, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our Class A common stock on The Nasdaq Global Market under the symbol “SDIG.”

Stabilization

Until the distribution of the securities offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Class A common stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our Class A common stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M:

•

Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class A common stock, so long as stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of Class A common stock over-allotted by the underwriters is not greater than the number of shares of Class A common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of Class A common stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of our Class A common stock in the open market.

•

Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more shares of Class A common stock than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the securities originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our Class A common stock. These transactions may occur on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Certain Relationships

B. Riley Securities, Inc. acted as our placement agent with the Private Placements of (i) 3,400,000 shares of our Series A Preferred Stock sold for cash at $25.00 per share in April 2021 and (ii) 630,915 shares of our Series B Preferred Stock sold for cash at $31.70 per share in May 2021. In connection therewith, we paid B. Riley Securities, Inc. cash commissions and expenses of approximately $6.5 million in the aggregate and issued it (i) a five-year warrant to purchase up to 34,000 shares of Series A Preferred Stock at a per share exercise price of $25.00 and (ii) a five-year warrant to purchase up to 6,309 shares of Series B Preferred Stock at a per share exercise price of $31.70. In each case the exercise price was equal to the respective private placement per share price. As part of the Private Placements, B. Riley Securities, Inc. and its affiliates purchased 152,500 and 31,812 shares of Series A Preferred Stock and Series B Preferred Stock, respectively, at the same private placement per share price. Such warrants and shares of Series B Preferred Stock acquired by B. Riley Securities, Inc. and its affiliates will be subject to lock-up restrictions, as required by FINRA Rule 5110(e)(1) and may not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person for a period of 180 days immediately following the date of effectiveness of the registration statement of which this prospectus forms a part or commencement of sales of the offering, except as provided in FINRA Rule 5110(e)(2).

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Electronic Prospectus

This prospectus may be made available in electronic format on Internet sites or through other online services maintained by the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. Other than this prospectus in electronic format, any information on the underwriters’ or their affiliates’ websites and any information contained in any other website maintained by the underwriters or any affiliate of the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Notice to Prospective Investors in Canada (Alberta, British Columbia, Manitoba, Ontario and Québec Only)

This document constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of shares of Class A common stock described herein (the “Securities”). No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this document or on the merits of the Securities and any representation to the contrary is an offence.

Canadian investors are advised that this document has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”). Pursuant to section 3A.3 of NI 33-105, this document is exempt from the requirement that the issuer and the underwriters in the offering provide Canadian investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships as may otherwise be required pursuant to subsection 2.1(1) of NI 33-105.

Resale Restrictions

The offer and sale of the Securities in Canada are being made on a private placement basis only and are exempt from the requirement that the issuer prepare and file a prospectus under applicable Canadian securities laws. Any resale of Securities acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the Securities outside of Canada.

Representations of Purchasers

Each Canadian investor who purchases the Securities will be deemed to have represented to the issuer, the underwriters and each dealer from whom a purchase confirmation is received, as applicable, that the investor (i) is purchasing as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) is an “accredited investor” as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a “permitted client” as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this document does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the Securities and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the Securities or with respect to the eligibility of the Securities for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Personal Information

We and the representatives hereby notify prospective Canadian purchasers that: (a) we may be required to provide personal information pertaining to the purchaser as required to be disclosed in Schedule I of Form 45-106F1 under NI 45-106 (including its name, address, telephone number, email address, if provided, and the number and type of securities purchased, the total purchase price paid for such securities, the date of the purchase and specific details of the prospectus exemption relied upon under applicable securities laws to complete such purchase) (“personal information”), which Form 45-106F1 may be required to be filed by us under NI 45-106, (b) such personal information may be delivered to the securities regulatory authority or regulator in accordance with NI 45-106, (c) such personal information is being collected indirectly by the securities regulatory authority or regulator under the authority granted to it under the securities legislation of the applicable legislation, (d) such personal information is collected for the purposes of the administration and enforcement of the securities legislation of the applicable jurisdiction, and (e) the purchaser may contact the applicable securities regulatory authority or regulator by way of the contact information provided in Schedule 2 to Form 45-106F1. Prospective Canadian purchasers that purchase securities in this offering will be deemed to have authorized the indirect collection of the personal information by each applicable securities regulatory authority or regulator, and to have acknowledged and consented to such information being disclosed to the Canadian securities regulatory authority or regulator, and to have acknowledged that such information may become available to the public in accordance with requirements of applicable Canadian laws.

Language of Documents

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the Securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Notice to Prospective Investors in the European Economic Area and the United Kingdom

In relation to the Member States of the European Economic Area and the United Kingdom (each, a “Relevant State”), no offer of shares of our Class A common stock which are the subject of the offering contemplated by this prospectus to the public may be made in that Relevant State other than:

•	to any legal entity that is a qualified investor as defined in the Prospectus Regulation;
•

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the relevant representative or representatives nominated by us for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of our Class A common stock described in this prospectus shall result in a requirement for the publication of a prospectus, by us or any of the underwriters, pursuant to Article 3 of the Prospectus Regulation.

Each purchaser of shares of our Class A common stock described in this prospectus located within a Relevant State will be deemed to have represented, acknowledged and agreed that (1) it is a “qualified investor” within the meaning of the Prospectus Regulation; and (2) in the case of any shares of Class A common stock acquired by it as a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of Class A common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, as that term is defined in the Prospectus Regulation, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale; or where shares of Class A common stock have been acquired by it on behalf of persons in any Relevant State other than qualified investors, the offer of those shares of Class A common stock to it is not treated under the Prospectus Regulation as having been made to such persons. For purposes of this provision, the expression an “offer to the public” in relation to the shares of our Class A common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe to the shares and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

We and the underwriters have not authorized and do not authorize the making of any offer of shares of our Class A common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares of our Class A common stock, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

References to the Prospectus Regulation includes, in relation to the UK, the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018.

The above selling restriction is in addition to any other selling restrictions set out below.

Additional Notice to Prospective Investors in the United Kingdom

The communication of this prospectus and any other document or materials relating to the issue of the shares of our Class A common stock offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended, or the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Financial Promotion Order), or who fall within Article 49(2)(a) to (d) of the

Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the shares of our Class A common stock offered hereby are only available to, and any investment or investment activity to which this prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the shares of our Class A common stock may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our Class A common stock in Germany. Consequently, the Class A common stock may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the Class A common stock to the public in Germany or any other means of public marketing. The Class A common stock is being offered and sold in Germany only to qualified investors which are referred to in Section 3 paragraph 2 no. 1, in connection with Section 2 no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Notice to Prospective Investors in Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the securities. The securities may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the securities to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the securities constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the securities.

LEGAL MATTERS

The validity of our Class A common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Nelson Mullins Riley & Scarborough LLP, Washington, D.C. An attorney affiliated with Nelson Mullins Riley & Scarborough LLP owns shares of our Preferred Stock which will convert into less than 0.1% of our Class A common stock (after giving effect to the Stock Split) concurrently with or shortly after the effectiveness of the registration statement of which this prospectus forms a part.

EXPERTS

The audited financial statements of Stronghold Digital Mining LLC and Scrubgrass Generating Company, L.P. included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Urish Popeck & Co., LLC, independent auditors, upon the authority of said firm as experts in accounting and auditing.

The audited financial statements of Stronghold Digital Mining Inc. included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Urish Popeck & Co., LLC, independent auditors, upon the authority of said firm as experts in accounting and auditing.

The audited condensed financial statements of Panther Creek Power Operating LLC incorporated by reference in this prospectus supplement have been so incorporated by reference in reliance upon the report of Urish Popeck & Co., LLC, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the Class A common stock offered hereby, we refer you to the registration statement, including all amendments, supplements, exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Our website address is www.strongholddigitalmining.com. Information contained on our website does not constitute part of this prospectus.

As a result of this offering, we will become subject to full information requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent public accounting firm.

STRONGHOLD DIGITAL MINING, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

June 30, 2021 and December 31, 2020

	June 30, 2021 (Restated)	Dec 31, 2020
	(unaudited)
CURRENT ASSETS
Cash	$43,714,779	$303,187
Digital currencies	1,259,215	228,087
Accounts receivable	776,620	65,900
Due from related party	—	302,973
Inventory	319,821	396,892
Derivative contracts, net	—	—
Other current assets	200,621	65,831
Total Current Assets	46,271,056	1,362,870
EQUIPMENT DEPOSITS	78,688,465	—
PROPERTY, PLANT AND EQUIPMENT, NET	19,260,330	7,814,199
LAND	29,919	—
ROAD BOND	185,245	185,245
TOTAL ASSETS	$144,435,015	$9,362,314
CURRENT LIABILITIES
Current portion of long-term debt-net of discounts/issuance fees	$18,972,445	$449,447
Related-party notes	—	2,024,250
Accounts payable	14,029,383	8,479,187
Due to related parties	1,017,409	698,338
Accrued liabilities	60,672	828
Total Current Liabilities	34,079,909	11,652,050
LONG-TERM LIABILITIES
Asset retirement obligation	457,650	446,128
Contract liabilities	187,841	40,000
Economic Injury Disaster Loan	—	150,000
Paycheck Protection Program Loan	841,670	638,800
Warrants issued with conversions to redeemable preferred stock	971,949	—
Long-term debt-net of discounts/issuance fees	18,871,881	482,443
Total Long-Term Liabilities	21,330,991	1,757,371
Total Liabilities	55,410,900	13,409,421
MEZZANINE EQUITY
Series A redeemable and convertible preferred stock, $0.0001 par value, aggregate liquidation value $85,000,000, 5,000,000 shares authorized and 3,400,000 issued and outstanding as of June 30, 2021	78,041,113	—
Series B redeemable and convertible preferred stock, $0.0001 par value, aggregate liquidation value $20,000,006, 2,000,000 shares authorized and 630,915 issued and outstanding as of June 30, 2021	18,242,733	—
Common Stock - Class V, $0.0001 par value; 12,000,000 shares authorized and 9,395,000 shares issued and outstanding	167,661,249	—
Total mezzanine equity	263,945,095	—
STOCKHOLDERS’ DEFICIENCY & PARTNERS’ DEFICIT
General partners	—	(2,710,323)
Limited partners	—	(1,336,784)
Series A redeemable and convertible preferred stock, $0.0001 par value, aggregate liquidation value $5,000,000, 200,000 issued and outstanding as of June 30, 2021	200	—
Common Stock – Class A, $0.0001 par value; 238,000,000 shares authorized and 48,845 shares issued and outstanding	5	—
Accumulated deficits	(182,190,312)	—
Additional paid-in capital	8,659,015	—
Stock Subscriptions	(1,389,888)	—
Stockholders’ deficiency or partners’ deficit	(174,920,980)	(4,047,107)
Total	89,024,115	(4,047,107)
TOTAL LIABILITIES, MEZZANINE EQUITY AND DEFICIENCY	$144,435,015	$9,362,314

The accompanying notes are an integral part of these condensed consolidated financial statements

STRONGHOLD DIGITAL MINING, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Six months ending June 30, 2021 and 2020

	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)
OPERATING REVENUES
Energy	$3,486,822	$584,659
Capacity	1,283,236	1,469,661
Cryptocurrency hosting	1,242,518	—
Cryptocurrency mining	1,840,903	80,229
Other	33,123	33,743
Total operating revenues	7,886,602	2,168,292
OPERATING EXPENSES
Fuel	4,100,521	302,937
Operations and maintenance	3,204,858	1,663,367
General and administrative	2,907,847	728,590
Impairments on digital currencies	375,246	—
Depreciation and amortization	1,305,174	283,453
Total operating expenses	11,893,646	2,978,347
NET OPERATING INCOME/(LOSS)	(4,007,044)	(810,055)
OTHER INCOME (EXPENSE)
Interest expense	(134,083)	(74,500)
Gain on extinguishment of PPP loan	638,800	—
Realized gain (loss) on sale of digital currencies	149,858	1,280
Changes in fair value of warrant liabilities	(191,477)	—
Derivative contracts, net	—	1,207,131
Waste coal credits	23,796	7,500
Other	38,185	27,258
Total other income	525,079	1,168,669
NET INCOME/(LOSS)	$(3,481,965)	$358,614
NET INCOME/(LOSS) - attributable to non-controlling interest	$(2,402,488)
NET INCOME/(LOSS) - Stronghold Digital Mining, Inc	$(1,079,477)
NET LOSS attributable to Class A Common Shares(1)
Basic	$(123.86)
Diluted	$(123.86)
Class A Common Shares Outstanding(1)
Basic	8,137
Diluted	8,137

(1)

Basic and diluted loss per share of Class A common stock is presented only for the period after the Company’s Reorganization Transactions.  See Note 1 for a description of the Reorganization Transactions. See Note 17 for the calculation of loss per share.

The accompanying notes are an integral part of these condensed consolidated financial statements

STRONGHOLD DIGITAL MINING, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PARTNERS’ DEFICIT AND STOCKHOLDERS’ DEFICIENCY

June 30, 2021 (Restated) and June 30, 2020

			Redeemable Preferred		Common A
	Limited Partners	General Partners	Series A Shares	Amount	Shares	Amount	Accumulated Deficit	Additional Paid-in Capital	Stock Subscriptions	Partners’ Deficit
Balance – December 31, 2019	$(833,875)	$(1,947,086)								$(2,780,961)
Net Income	107,584	251,031								385,615
Distributions		(388,100)								(388,100)
Balance – June 30, 2020	$(726,291)	$(2,084,155)	$—	$—	$—	$—	$—	$—	$—	$(2,810,446)

			Redeemable Preferred		Common A					Partners’ Deficit
	Limited Partners	General Partners	Series A Shares	Amount(1)	Common A Shares	Amount	Accumulated Deficit	Additional Paid-in Capital	Stock Subscriptions (2)	Stockholders’ Deficiency
Balance – December 31, 2020	$(1,336,784)	$(2,710,323)	—	—	—	$—	$—	$—	$—	$(4,047,107)
Net loss – January 1 to March 31, 2021	(71,687)	(167,261)	—	—	—	—	—	—	—	(238,948)
Balance prior to the reorganization on April 1, 2021	(1,408,471)	(2,877,584)	—	—	—	—	—	—	—	—
Effect of reorganizations (see Note 1)
Opco formation and contributions	—	$2,877,584	—	—	—	—	—	—	—	2,877,584
Issuance of Series A convertible redeemable preferred units	—	—	—	—	—	—	—	—	—	—
Aspen Scrubgrass Participant, LLC [“Olympus”] contribution	1,408,471	—	—	—	—	—	(1,408,471)	—	—	—
Buyout of Aspen Interest– refer to Note 19	—	—	200,000	200	—	—	(7,000,000)	4,999,800	—	(2,000,000)
Exchange of common units for Class A common shares	—	—	—	—	5,000	1	—	—	—	1
Warrants issued as part of stock registrations –refer to Note 14	—	—	—	—	—	—	—	—	—	—
Common stock issued as part of debt financing – refer to Note 14	—	—	—	—	18,886	2	—	598,686	(598,686)	2
Common stock issued as part of debt financing – refer to Note 14	—	—	—	—	24,959	2	—	791,201	(791,201)	2
Warrants issued as part of debt financing – refer to Note 14	—	—	—	—	—	—	—	1,999,396	—	1,999,396
Net losses for the three months ended June 30, 2021	—	—	—	—	—	—	(1,007,791)	—	—	(1,007,791)
Maximum redemption right valuation - refer to Note 15		—	—	—	—	—	(172,774,050)	—	—	(172,774,050)
Stock–based compensation – refer to Note 13	—	—	—	—	—	—	—	269,932	—	269,932
Balance – June 30, 2021	—	$—	200,000	$200	48,845	$5	$(182,190,312)	$8,659,015	$(1,389,888)	$(174,920,980)

(1)	Refer to Note 19- Aspen Interest (“Olympus”) Buyout for further discussions
(2)	Refer to Note 14- Stock Issued Under Master Financing Agreements and Warrants for further discussions

The accompanying notes are an integral part of these condensed consolidated financial statements

STRONGHOLD DIGITAL MINING, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

June 30, 2021 and June 30, 2020

	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income/(loss)	$(3,481,965)	$358,614
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and Amortization	1,305,174	283,453
Forgiveness of PPP loan	(638,800)	—
Realized (gain) loss on sale of derivatives	—	(1,207,131)
Realized (gain) loss on sale of digital currency	(149,858)	(1,280)
Stock Compensation	269,932	—
Impairments on digital currencies	375,246	—
Changes in fair value of warrant liabilities	191,477	—
(Increase) decrease in assets:
Digital currencies - mining, net of pool fees	(1,840,903)	(55,301)
Accounts receivable	(710,720)	39,369
Due from related party	302,973	—
Inventory	77,071	(87,867)
Other current assets	(134,790)	(1,196)
Increase (decrease) in liabilities:
Accounts payable	5,550,196	103,494
Due to related parties	319,071	(325,597)
Accrued liabilities	58,866	(499)
Contract liabilities	147,841	—
NET CASH PROVIDED BY (USED) OPERATING ACTIVITIES	1,640,811	(893,940)
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of digital currencies	584,387	27,731
Proceeds from sale of derivatives	—	1,712,878
Purchase of land	(29,919)
Purchase of property, plant and equipment	(12,738,793)	(403,396)
Equipment purchase deposits- net of future commitments	(78,688,465)	—
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(90,872,789)	1,337,213
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Payments on long-term debt	(188,168)	(162,488)
Proceeds from promissory note	39,100,000	—
Proceeds from PPP loan	841,670	638,800
Proceeds from private placements- mezzanine equity (net of fees)	97,064,318	—
Proceeds/(Payoff) of EIDL loan	(150,000)	160,000
Payoff of related-party notes	(2,024,250)	—
Buyout of Aspen Interest	(2,000,000)	—
Distributions paid	—	(388,100)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	132,643,570	248,212
NET INCREASE (DECREASE) IN CASH	43,411,592	691,486
CASH - BEGINNING OF PERIOD	303,187	134,143
CASH - END OF PERIOD	$43,714,779	$825,629

The accompanying notes are an integral part of these condensed consolidated financial statements

STRONGHOLD DIGITAL MINING, INC.

UNAUDITED CONDENSED CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

June 30, 2021 and June 30, 2020

NOTE 1 – BUSINESS COMBINATIONS

Reorganization

Stronghold Digital Mining, Inc. (“Stronghold Inc.”) was incorporated as a Delaware corporation on March 19, 2021. On April 1, 2021, contemporaneously with a Series A Private Placement, Stronghold Inc. underwent a corporate reorganization pursuant to a Master Transaction Agreement, which will be referred to herein as the “Reorganization.”

Immediately prior to the Reorganization, Q Power directly held all of the equity interests in Stronghold Digital Mining LLC (“SDM”), and indirectly held 70% of the limited partner interests, and all of the general partner interests, in Scrubgrass LP, through wholly owned subsidiaries EIF Scrubgrass, Falcon and Scrubgrass Power. Aspen Scrubgrass Participant LLC held the remaining 30% of the limited partner interests in Scrubgrass LP (“Aspen Interest”). Scrubgrass LP is a Delaware limited partnership originally formed on December 1, 1990 under the name of Scrubgrass Generating Company, L.P. SDM is a Delaware limited liability company originally formed on February 12, 2020 under the name Stronghold Power LLC.

Contemporaneously with the Reorganization, Stronghold Inc. acquired the Aspen Interest using 200,000 shares of newly issued Series A Preferred Stock of Stronghold Inc. and $2,000,000 from a portion of the proceeds from the Series A Private Placement. The acquisition of the Aspen Interest is a total consideration of $7,000,000 that consists of the $2,000,000 in cash plus a valuation of $5,000,000 for the 200,000 shares of the Series A Preferred Stock at the issuance per share price of $25, and are classified as permanent equity and not subject to mandatory redemptions as outlined in the Amended and Restated Articles of Incorporation. Pursuant to the Reorganization, Q Power contributed all of its ownership interests in EIF Scrubgrass, Falcon and SDM to Stronghold LLC in exchange for 9,400,000 Stronghold LLC Units, Stronghold Inc. contributed cash (using the remaining proceeds from the Series A Private Placement, net of fees, expenses and amounts paid to Aspen), 9,400,000 shares of Class V common stock of Stronghold Inc. and the Aspen Interest to Stronghold LLC in exchange for 3,600,000 preferred units of Stronghold LLC, and Stronghold LLC immediately thereafter distributed the 9,400,000 shares of Class V common stock to Q Power. In addition, effective as of April 1, 2021, Stronghold Inc. acquired 5,000 Stronghold LLC Units held by Q Power (along with an equal number of shares of Class V common stock) in exchange for 5,000 newly issued shares of Class A common stock.

As a result of the Reorganization, the acquisition of the Aspen Interest and the acquisition of Stronghold LLC Units by Stronghold Inc. discussed above, (a) Q Power acquired and retained 9,395,000 Stronghold LLC Units, 5,000 shares of Class A common stock of Stronghold Inc., and 9,395,000 shares of Class V common stock of Stronghold Inc. effectively giving Q Power approximately 69% of the voting power of Stronghold Inc. and approximately 69% of the economic interest in Stronghold LLC, (b) Stronghold Inc. acquired 3,600,000 preferred units of Stronghold LLC and 5,000 Stronghold LLC Units, effectively giving Stronghold Inc. approximately 31% of the economic interest in Stronghold LLC, (c) Stronghold Inc. became the sole managing member of Stronghold LLC and is responsible for all operational, management and administrative decisions relating to Stronghold LLC’s business and will consolidate financial results of Stronghold LLC and its subsidiaries, (d) Stronghold Inc. became a holding company whose only material asset consists of membership interests in Stronghold LLC, and (e) Stronghold LLC directly or indirectly owns all of the outstanding equity interests in the subsidiaries through which we operate our assets, including Scrubgrass LP and SDM.

Pursuant to the terms of the Preferred Stock, on (i) the date that a registration statement registering the shares of Class A common stock issuable upon the conversion of the Preferred Stock is declared effective by the SEC or (ii) the date on which a “Significant Transaction Event” occurs, as defined in our amended and restated certificate of incorporation, such shares of Preferred Stock will automatically convert into shares of Class A common stock of Stronghold Inc. on a one-to-one basis, subject to certain adjustments as set forth in our amended and restated certificate of incorporation. Correspondingly, pursuant to the Stronghold LLC Agreement, preferred units in Stronghold LLC automatically convert into Stronghold LLC Units on a one-to-one basis under like circumstances (subject to corresponding adjustments). All of the outstanding shares of Preferred Stock will convert into shares of Class A common stock in connection with this offering and, correspondingly, all of the preferred units in Stronghold LLC will convert into Stronghold LLC Units.

On June 29, 2021, Stronghold LLC formed Stronghold Digital Mining Equipment, LLC (“Equipment LLC”).

Prior to the Reorganization

Prior to the Reorganization date of April 1, 2021, Scrubgrass Generating Company, L.P. (“Scrubgrass”) existed as a Delaware limited partnership formed on December 1, 1990. Q Power, LLC existed as a multi-member limited liability company and indirectly held limited and general partner interests of Scrubgrass. Additionally, Aspen Scrubgrass Participant, LLC, a wholly-owned subsidiary of Olympus Power, LLC, was a limited partner of Scrubgrass.

Scrubgrass had two subsidiaries: Clearfield Properties, Inc. (“Clearfield”), which was formed for the purpose of purchasing a 175-acre site in Clearfield County, Pennsylvania, and acquiring access to certain coal material; and Leechburg Properties, Inc. (“Leechburg”), which was formed for the purpose of acquiring access rights to certain waste coal sites. Leechburg was a dormant entity as of June 30, 2021 and December 31, 2020.

Pursuant to an equity Assignment and Assumption agreement dated September 24, 2020, Q Power LLC assigned a 50%-member interest to a second individual. As a result, two individuals were the sole members of Q Power LLC. Stronghold Power LLC (“Stronghold”) was established on February 12, 2020 as a Delaware Limited Liability Company and is 100% owned by Q Power LLC. Stronghold was created to pursue opportunities involving cryptocurrency mining as well as providing hosting services for third-party miners.

Scrubgrass and Stronghold were under common control prior to the Reorganization date of April 1, 2021, and consolidated results reported as of December 31, 2020, and included in the consolidated results for the six months ended June 30, 2021 and 2020.

NOTE 2 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

In most instances, Stronghold Inc. Scrubgrass, SDM, and Equipment LLC will collectively be referred to as the “Company” if a discussion applies to all. Where it may not apply to all, then each company, described as itself, will be specifically noted. “The reported financial statements” assumes both comparative periods are referenced as well as consolidated for each of the respective comparative periods.

Nature of Operations

The Company operates as a qualifying cogeneration facility (“Facility”) under the provisions of the Public Utilities Regulatory Policies Act of 1978 and sells its electricity into the PJM Interconnection Merchant Market (“PJM”) under an Energy Management Agreement (“EMA”) with Direct Energy Business Marketing, LLC (“DEBM”) effective February 1, 2015. The Company’s primary fuel source is waste coal which is provided by various third parties. Waste coal credits are earned by the Company by generating electricity utilizing coal refuse.

Under the EMA, which was entered into as of January 23, 2015, DEBM agreed to act as the exclusive provider of services for the benefit of the Company related to interfacing with PJM, including handling daily operations of the facility, daily marketing and managing of a certain electric generating facility located in Kennerdell, Pennsylvania, energy management, capacity management and providing market and system information. The term of the agreement was initially through January 31, 2018, with three additional automatic renewal terms that now extends through January 31, 2022. DEBM was paid a monthly fee of $7,500 in satisfaction of its performance obligation during the term. The total revenue recognized under the EMA is 100% of the reported energy revenue and the total transaction price for the performance obligations vary depending upon market conditions and demand; such as usage and available capacities.

The Company is also a vertically integrated digital currency mining business. The Company buys and maintains a fleet of digital/cryptocurrency mining equipment and the required infrastructure, it also provides power to third party digital currency miners under favorable Power Purchase Agreement (“PPA”) agreements, and it sells energy as a merchant power producer and receives capacity payments from PJM for making its energy available to the grid.

Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements and should be read in conjunction with the annual financial statements. These financial statements reflect the consolidated accounts of the Company and wholly owned subsidiaries.

In addition, certain reclassifications of amounts previously reported have been made to the accompanying consolidated financial statements in order to conform to current presentation. The Company operates on a calendar year basis with the first day of the calendar year being January 1, and the last day of the year ending on December 31.

Additionally, since there are no differences between net income and comprehensive income, all references to comprehensive income have been excluded from the condensed consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash and cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less. The Company maintains its cash in non-interest bearing accounts that are insured by the Federal Deposit Insurance Company up to $250,000. The Company’s deposits may, from time to time, exceed the $250,000 limit; however, management believes that there is no unusual risk present, as the Company places its cash with financial institutions which management considers being of high quality.

Digital Currencies

Digital currencies are included in current assets in the reported balance sheets. Digital currencies are recorded at cost less any impairment. Currently Bitcoin constitutes the only cryptocurrency the Company mines or holds in material amounts.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment quarterly as well as annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company, concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. The Company accounts for its gains or losses in accordance with the first-in, first-out (FIFO) method of accounting.

The Company performed an impairment test on the reported results and $(375,246) is recognized as an expense for the six months ended June 30, 2021.

The following table presents the activities of the digital currencies for the six months ended June 30, 2021 and the year ended December 31, 2020:

	June 31, 2021	Dec 31, 2020
Digital currencies at beginning of year	$228,087	$15,436
Additions of digital currencies	1,840,903	339,456
Realized gain (loss) on sale of digital currencies	149,858	31,810
Impairments	(375,246)	—
Sale of digital currencies	(584,387)	(158,615)
Digital currencies at month ending	$1,259,215	$228,087

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from balances outstanding at year end. An allowance for doubtful accounts is provided when necessary and is based upon management’s evaluation of outstanding accounts receivable at year end. The potential risk is limited to the amount recorded in the financial statements. No allowance was considered necessary as of June 30, 2021 and December 31, 2020.

Inventory

Waste coal, fuel oil and limestone are valued at the lower of average cost or net realizable value and includes all related transportation and handling costs.

The Company performs periodic assessments to determine the existence of obsolete, slow-moving, and unusable inventory and records necessary provisions to reduce such inventories to net realizable value.

Spare parts inventory is expensed when purchased.

Derivative Contracts

In accordance with guidance on accounting for derivative instruments and hedging activities all derivatives should be recognized at fair value. Derivatives or any portion thereof, that are not designated as, and effective as, hedges must be adjusted to fair value through earnings. Derivative contracts are classified as either assets or liabilities on the accompanying combined balance sheets. Certain contracts that require physical delivery may qualify for and be designated as normal purchases/normal sales. Such contracts are accounted for on an accrual basis.

The Company uses derivative instruments to mitigate its exposure to various energy commodity market risks. The Company does not enter into any derivative contracts or similar arrangements for speculative or trading purposes. The Company will, at times, sell its forward unhedged electricity capacity to stabilize its future operating margins.

As of June 30, 2021 and December 31, 2020, all derivative contracts were settled.

Fair Value Measurements

The Company measures at fair value certain of its financial and non-financial assets and liabilities by using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, essentially an exit price, based on the highest and best use of the asset or liability. The levels of the fair value hierarchy are:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. As of June 30, 2021 the Company’s redeemable preferred warrants are recorded at fair value – refer to Note 14 – Stock Issued Under Master Financing Agreements and Warrants. As of December 31, 2020, the Company does not have any assets or liabilities remeasured at fair value as there were no open positions.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. The Company records all assets associated with the cryptocurrency hosting operations at cost. These assets are comprised of storage trailers and the related electrical components. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the remaining estimated useful lives (“EUL”) of the related assets using the straight-line method.

The Company’s depreciation is based on its Facility being considered a single property unit. Certain components of the Facility may require replacement or overhaul several times over its estimated life. Costs associated with overhauls are recorded as an expense in the period incurred. However, in instances where a replacement of a Facility component is significant and the Company can reasonably estimate the original cost of the component being replaced, the Company will write-off the replaced component and capitalize the cost of the replacement. The component will be depreciated over the lesser of the EUL of the component or the remaining useful life of the Facility.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of property and equipment may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of property and equipment. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property and equipment is used, and the effects of obsolescence, demand, competition, and other economic factors.

Cryptocurrency Machines

Management has assessed the basis of depreciation of the Company’s cryptocurrency machines used to verify digital currency transactions and generate digital currencies and believes they should be depreciated over a two-year period. The rate at which the Company generates digital assets and, therefore, consumes the economic benefits of its transaction verification servers are influenced by a number of factors including the following:

1.	The complexity of the transaction verification process which is driven by the algorithms contained within the bitcoin open source software.
2.	The general availability of appropriate computer processing capacity on a global basis (commonly referred to in the industry as hashing capacity which is measured in Petahash units); and
3.

Technological obsolescence reflecting rapid development in the transaction verification server industry such that more recently developed hardware is more economically efficient to run in terms of digital assets generated as a function of operating costs, primarily power costs, i.e. the speed of hardware evolution in the industry is such that later hardware models generally have faster processing capacity combined with lower operating costs and a lower cost of purchase.

The Company operates in an emerging industry for which limited data is available to make estimates of the useful economic lives of specialized equipment. Management has determined that two years best reflects the current expected useful life of transaction verification servers. This assessment takes into consideration the availability of historical data and management’s expectations regarding the direction of the industry including potential changes in technology. Management will review this estimate annually and will revise such estimate as and when data becomes available.

To the extent that any of the assumptions underlying management’s estimate of useful life of its transaction verification servers are subject to revision in a future reporting period either as a result of changes in circumstances or through the availability of greater quantities of data then the estimated useful life could change and have a prospective impact on depreciation expense and the carrying amounts of these assets.

Asset Retirement Obligations

Asset retirement obligations, including those conditioned on future events, are recorded at fair value in the period in which they are incurred, if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset in the same period. In each subsequent period, the liability is accreted to its present value and the capitalized cost is depreciated over the EUL of the long-lived asset. If the asset retirement obligation is settled for other than the carrying amount of the liability, the Company recognizes a gain or loss on settlement. The Company’s asset retirement obligation represents the cost the Company would incur to perform environmental clean-up or dismantle certain portions of the Facility.

Revenue Recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of this revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

1.	Step 1: Identify the contract with the customer
2.	Step 2: Identify the performance obligations in the contract
3.	Step 3: Determine the transaction price

4.	Step 4: Allocate the transaction price to the performance obligations in the contract
5.	Step 5: Recognize revenue when the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both.

When determining the transaction price, an entity must consider the effects of all of the following:

•	Variable consideration
•	Constraining estimates of variable consideration
•	The existence of a significant financing component in the contract
•	Noncash consideration
•	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate. There were no revenue streams with variable consideration during the six months ended June 30, 2021 and 2020.

There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s condensed consolidated financial position and results from operations.

Fair value of the digital asset award received is determined using the average U.S. dollar spot rate of the related digital currency at the time of receipt.

The Company’s policies with respect to its revenue streams are detailed below.

Energy Revenue

The Company operates as a market participant through PJM Interconnection, a Regional Transmission Organization (“RTO”) that coordinates the movement of wholesale electricity. The Company sells energy in the wholesale generation market in the PJM RTO. Energy revenues are delivered as a series of distinct units that are substantially the same and that have the same pattern of transfer to the customer over time and are therefore accounted for as a distinct performance obligation. The transaction price is based on pricing published in the day ahead market which constitute the stand-alone selling price.

Energy revenue is recognized over time as energy volumes are generated and delivered to the RTO (which is contemporaneous with generation), using the output method for measuring progress of satisfaction of the performance obligation. The Company applies the invoice practical expedient in recognizing energy revenue. Under the invoice practical expedient, energy revenue is recognized based on the invoiced amount which is considered equal to the value provided to the customer for the Company’s performance obligation completed to date.

Reactive energy power is provided to maintain a continuous voltage level. Revenue from reactive power is recognized ratably over time as the Company stands ready to provide it if called upon by the PJM RTO.

Capacity Revenue

The Company provides capacity to a customer through participation in capacity auctions held by the PJM RTO. Capacity revenues are a series of distinct performance obligations that are substantially the same and that have the same pattern of transfer to the customer over time and are therefore accounted for as a distinct performance obligation. The transaction price for capacity is market-based and constitutes the stand-alone selling price. As capacity represents the Company’s stand-ready obligation, capacity revenue is recognized as the performance obligation is satisfied ratably over time, on a monthly basis, since the Company stands ready equally throughout the period to deliver power to the PJM RTO if called upon. The Company applies the invoice practical expedient in recognizing capacity revenue. Under the invoice practical expedient, capacity revenue is recognized based on the invoiced amount which is considered equal to the value provided to the customer for the Company’s performance obligation completed to date. Penalties may be assessed by the PJM RTO against generation facilities if the facility is not available during the capacity period. The penalties assessed by the PJM RTO, if any, are recorded as a reduction to capacity revenue when incurred.

Cryptocurrency Hosting

The Company has entered into customer hosting contracts whereby the Company provides electrical power to cryptocurrency mining customers, and the customers pay a stated amount per MWh (“Contract Capacity”). This amount is paid monthly in advance. Amounts used in excess of the Contract Capacity are billed based upon calculated formulas as contained in the contracts. If any shortfalls occur to due to outages, make-whole payment provisions contained in the contracts are used to offset the billings to the customer which prevented them from cryptocurrency mining. Advanced payments and customer deposits are reflected as contract liabilities.

Cryptocurrency Mining

The Company has entered into digital asset mining pools by executing contracts, as amended from time to time, with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less digital asset transaction fees to the mining pool operator which are recorded as a component of cost of revenues), for successfully adding a block to the blockchain. The terms of the agreement provide that neither party can dispute settlement terms after thirty-five days following settlement. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of providing such computing power is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency at the time of receipt. There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

Waste Coal Credits

Waste coal credits are issued by the Commonwealth of Pennsylvania. Facilities that generate electricity by using coal refuse for power generation, control acid gasses for emission control, and use the ash produced to reclaim mining-affected sites are eligible for such credits. Income related to these credits is recorded upon cash receipt and within other income.

Renewable Energy Credits (RECs)

The Company uses coal refuse, which is classified as a Tier II Alternative Energy Source under Pennsylvania law, to produce energy to sell to the open market (“the grid”). A third party acts as the benefactor, on behalf of the Company, in the open market and is invoiced as RECs are realized. These credits are recognized as a contra-expense to offset the fuel costs to produce this refuse. This is per GAAP guidance that these costs held in inventory to then produce the energy to qualify for the credits are a compliance cost and should offset operating costs when expensed. Refer to Note 18 – Renewable Energy Credits (“RECs”).

Segments

Accounting guidance establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires enterprises to report selected information about operating segments in financial reports issued to stockholders. The Company has reorganized into two operating segments, which consist of Energy Operations and Cryptocurrency Operations. See Note 12 – Segment Reporting.

Mezzanine Equity

Redeemable preferred stock

The Series A and Series B redeemable Preferred stock (the “Preferred Stock”) (as described in Note 15 – Mezzanine Equity) is reported as a mezzanine obligation between liabilities and stockholders’ equity due to certain redemption features being outside the control of the Company.

Common Stock – Class V

The Common Stock – Class V shares (as described in Note 15 – Mezzanine Equity) is reported as a mezzanine obligation between liabilities and stockholders’ equity due to certain redemption features being outside the control of the Company.

The Company accounts for the 68.9% interest represented by the Class V common stock as mezzanine equity as a result of certain redemption rights held by the holders thereof as discussed in "Note 15 – Mezzanine Equity." As such, the Company adjusts mezzanine equity to its maximum redemption amount at the balance sheet date, if higher than the carrying amount. The redemption amount is based a third-party valuation methodology of the Company’s Class A common stock at the end of the reporting period. Changes in the redemption value are recognized immediately as they occur, as if the end of the reporting period was also the redemption date for the instrument, with an offsetting entry to accumulated deficits.

For each share of Class V common stock outstanding, there is a corresponding outstanding Class A common unit of Stronghold LLC. The redemption of any share of Class V common stock would be accompanied by a concurrent redemption of the corresponding Class A common unit of Stronghold LLC, such that both the share of Class V common stock and the corresponding Class A common unit of Stronghold LLC are redeemed as a combined unit in exchange for either a single share of Class A common stock or cash of equivalent value based on the fair market value of the Class A common stock at the time of the redemption.  For accounting purposes, the value of the Class A common units of Stronghold LLC is attributed to the corresponding shares of Class V common stock on the June 30, 2021 balance sheet.

Loss per share

Basic net (loss) income per share (“EPS”) of common stock is computed by dividing net loss by the weighted average number of shares of common stock outstanding or shares subject to exercise for a nominal value during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Since the Company has incurred a loss for the period ended June 30, 2021, basic and diluted net loss per share is the same. At December 31, 2020 there were no potential dilutive securities outstanding. See Note 17 – Earnings (Loss) Per Share.

Income Taxes

Reorganization

Upon completion of the Reorganization, the Company is organized as an “Up-C” structure in which substantially all of the assets and business of the consolidated Company are held by Stronghold Inc. through its subsidiaries, and the Company’s direct assets largely consist of cash and investments in subsidiaries. For income tax purposes, the portion of the Company’s earnings allocable to Stronghold, Inc. is subject to corporate level tax rates at the federal and state levels. Therefore, the income taxes recorded prior to the Reorganization are not representative of the income taxes after the Reorganization.

Stronghold, Inc. and its indirectly owned corporate subsidiaries Clearfield and Leechburg account for income taxes under the asset and liability method, in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is required to the extent any deferred tax assets may not be realizable. Based on the Company’s evaluation and application of ASC Topic 740, Income Taxes (“ASC 740”), the Company has determined that the utilization of the deferred tax assets is not more likely than not, and therefore the Company has recorded a valuation allowance against the net deferred tax assets of the Company as well as Clearfield and Leechburg. Factors contributing to this assessment are the Company’s cumulative and current losses, as well as the evaluation of other sources of income as outlined in ASC 740. The Company continues to evaluate the likelihood of the utilization of deferred tax assets, and while the valuation allowance remains in place, we expect to record no income tax expense or benefit.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's consolidated financial statements. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in material changes to its financial position.

Stronghold, Inc.’s subsidiaries Scrubgrass and SDM are structured as flow-through entities; and therefore the taxable income or loss of Scrubgrass and SDM is included in the income tax returns of the partners, including Stronghold, Inc. Application of ASC 740 to these entities results in no recognition of federal or state income taxes at the entity level. The portion of Scrubgrass and SDM’s activities that are allocable to the Company will increase the Company’s taxable income or loss and be accounted for under ASC 740 at the Company.

Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's consolidated financial statements. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in material changes to its financial position. Although the Company has not filed a corporate tax return, the basis of tax positions applied to our tax provisions substantially comply with applicable federal and state tax regulations, and we acknowledge the respective taxing authorities may take contrary positions based on their interpretation of the law. A tax position successfully challenged by a taxing authority could result in an adjustment to our provision or benefit for income taxes in the period in which a final determination is made.

Prior to the Reorganization

Scrubgrass and Stronghold were structured as a limited partnership and limited liability company, respectively; therefore the taxable income or loss of the Company is included in the income tax returns of the individual partners. Accordingly, no recognition has been given to federal or state income taxes in the accompanying financial statements.

Scrubgrass' two subsidiaries, Clearfield and Leechburg, are corporations for federal and state income tax purposes. Income taxes attributable to Clearfield and Leechburg are provided based on the asset and liability method of accounting pursuant to the Income Taxes Topic of the FASB ASC 740. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all, of the deferred tax asset will not be realized. Clearfield and Leechburg have not recorded any temporary differences resulting in either a deferred tax asset or liability as of December 31, 2020.

Clearfield and Leechburg follow the Accounting for Uncertainty in Income Taxes Sub-Topic of the FASB ASC 740 which governs the accounting for uncertainty in income taxes. Pursuant to this Sub-Topic, a tax position can be recognized in the financial statements only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured as the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. Clearfield and Leechburg did not recognize an impact under this Sub-Topic for the years ending December 31, 2020. As of December 31, 2020, the tax years ended December 31, 2017 through 2020 are open for potential examination by taxing authorities.

Adoption of New Accounting Standard

As of January 1, 2019, the Company adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Topic 606 supersedes the revenue recognition requirements in FASB ASC 605, Revenue Recognition, and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. The Company adopted Topic 606 under the modified retrospective approach whereby the cumulative effect of adopting the new guidance was recognized on the date of initial application. The adoption of ASC 606 did not result in a change to the accounting for revenue, as such, no cumulative effect adjustment was recorded.

NOTE 3 - INVENTORIES

Inventories consist of the following components as of June 30, 2021 and December 31, 2020:

	June 30,2021	Dec 31, 2020
Waste coal	$266,823	$342,476
Fuel oil	42,735	33,243
Limestone	10,264	21,173
TOTALS	$319,822	$396,892

NOTE 4 – EQUIPMENT DEPOSITS

Equipment deposits are contractual agreements with three vendors to deliver and install miners at future dates. The following details the vendors, miner models, miner counts, and expected delivery months. The Company is contractually committed to take future deliveries, and portions of the equipment are collateralized against the WhiteHawk promissory note as disclosed in Note 6 – Long-Term Debt. With the exception of Cryptech, where there is an installment payments plan, all unpaid deposits will be made on the last month referenced in the timeframe below. The delivery timeframe for the 2,400 Cryptech miners will be in equal installments of 200 per month for 12 months starting in November 2021. Deliveries for the other vendors vary within the referenced timeframes.

Vendor	Model	Count	Delivery Timeframe	Total Commitments	Unpaid [A]	Equipment Deposits
Minerva	MinerVA	15,000	Oct ‘21 - Jan ‘22	$73,387,500	(14,677,500)	58,710,000
Cryptech	Bitmain	2,400	Nov ‘21 - Oct ‘22	12,660,000	(8,440,000)	4,220,000
Vendor	MicroBT	9,900	Sep ‘21 - Jan ‘22	21,011,287	(5,252,822)	15,758,465
Totals		27,300		$107,058,787	$(28,370,322)	$78,688,465

[A] Future commitments still owed to each vendor. Refer to Note 8 – Contingencies and Commitments for further details.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of June 30, 2021 and December 31, 2020:

	Useful Lives (Years)	June 30, 2021	Dec 31, 2020
Electric Plant	60	$30,288,979	$30,288,979
Power Transformers	30	2,162,386	—
Machinery and equipment	5 - 20	3,600,197	2,862,736
Cryptocurrency Machines & Powering Supplies	2 - 3	6,387,432	—
Computer hardware and software	3 - 5	4,236	5,062
Vehicles & Trailers	5 - 7	81,733	81,733
Construction in progress	Not Depreciable	4,997,866	1,544,536
Asset retirement obligation	5	79,848	79,848
		47,602,678	34,862,894
Accumulated depreciation and amortization		(28,342,347)	(27,048,695)
TOTALS		$19,260,330	$7,814,199

Construction in Progress

Construction in progress consists of various projects to build out the cryptocurrency machine power infrastructure and is not depreciable until the asset is considered in service and successfully powers and runs the attached cryptocurrency machines. Completion of these projects will have various rollouts of power transformed containers, along with the powering supplies, and are designed to calibrate power from the plant to the container that houses multiple cryptocurrency machines. Currently, the balance of $4,997,866, as of June 30, 2021, represents three open contracts with a vendor that have future completion dates scheduled for the remainder of the year. As of June 30, 2021, there are currently 12 Power Transformers in service with a depreciable cost of $2,162,386.

Depreciation and Amortization

Depreciation and amortization charged to operations was $1,305,174 and $283,453 for the six months ended June 30, 2021 and June 30, 2020 respectively.

NOTE 6 – LONG-TERM DEBT

Long-term debt consisted of the following as of June 30, 2021 and December 31, 2020:

	June 30, 2021		Dec 31, 2020
$66,076 loan for equipment with monthly payments of $1,537 with interest at 5.55%, due July 2021.	$9,077		$16,440
$75,000 loan for equipment with monthly payments of $2,489 with interest at 12.67%, due April 2021.	—		14,934
$142,000 loan for equipment with monthly payments of $4,620 with interest at 11.21%, due April 2021.	—		18,056
$70,000 loan for equipment with monthly payments of $2,300 with interest at 11.92%, due April 2021.	7,312		8,974
$499,520 loan for equipment with monthly payments of $8,863 with interest at 2.49% due December 2023.	282,406		333,599
$499,895 loan for equipment with monthly payments of $11,054 with interest at 2.95% due July 2023.	308,349		371,490
$212,675 loan for equipment with monthly payments of $7,239 with interest at 6.75% due October 2022.	136,579		168,397
$40,000,000 loan for equipment with monthly payments of $1,845,747 with interest at 10.00% due June 2023.	40,000,000	[A]	—
	40,743,722		931,890
Less current portions, deferred costs, & discounts
Outstanding loan	18,972,445		449,447
Deferred debt issuance costs	900,000	[A]	—
Discounts from issuance of warrants	1,999,396	[A]	—
	$18,871,881		$482,443

[A] The WhiteHawk promissory note has a term of 24 months. Deferred debt issuance costs of $900,000 are amortized over the term of the loan using the straight-line method.  Refer to Note 14 – Stock Issued Under Financing Agreements and Warrants for further discussions.

Future scheduled maturities on the outstanding borrowings for each of the next three years as of June 30, 2021 are as follows:

Years ending December 31:
2021	$9,527,234
2022	20,276,119
2023	10,940,370
$40,743,723

NOTE 7 – CONCENTRATIONS

Credit risk is the risk of loss the Company would incur if counterparties fail to perform their contractual obligations (including accounts receivable). The Company primarily conducts business with counterparties in the crypto mining and energy industry. This concentration of counterparties may impact the Company’s overall exposure to credit risk, either positively or negatively, in that its counterparties may be similarly affected by changes in economic, regulatory or other conditions. The Company mitigates potential credit losses by dealing, where practical, with counterparties that are rated at investment grade by a major credit agency or have a history of reliable performance within the crypto mining and energy industry.

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. Cash and cash equivalents customarily exceed federally insured limits. The Company’s significant credit risk is primarily concentrated with Direct Energy Business Marketing LLC (“DEBM”), which amounted to approximately 100% of the Company’s energy revenues for the six months ending June 30, 2021 and 2020. DEBM accounted for 41% and 38% of the Company’s accounts receivable balance as of June 30, 2021 and December 31, 2020, respectively.

For the six months ended June 30, 2021 and 2020, the Company purchased 35% and 99% of coal from two related parties, respectively. See Note 9- Related-Party Transactions for further information.

The Company has entered into various Master Equipment Financing Agreements that have future delivery and installation timeframes for approximately 27,200 miners. There can exist a risk of not achieving the expected delivery timelines as well as the timeliness of generating guaranteed targeted terahash by each miner. This risk is not quantifiable at this time. See Note 8 – Contingencies and Commitments for further information.

NOTE 8 – CONTINGENCIES AND COMMITMENTS

Legal Proceedings

The Company experiences routine litigation in the normal course of business. Management is of the opinion that none of this routine litigation will have a material adverse effect on the Company’s reported financial position or results of operations.

Equipment Agreements

As discussed in Note 4, the Company has entered into various equipment contracts to purchase miners. Most of these contracts require a percentage of deposits upfront and subsequent future payments to cover the contracted purchase price of the equipment. Details of each agreement are summarized below.

Minerva Semiconductor Corp

On April 2, 2021, the Company entered into a purchase agreement (the “Minerva Purchase Agreement”) with Minerva Semiconductor Corp (“Minerva”) for the acquisition of 15,000 of their MV7 ASIC SHA256 model cryptocurrency miner equipment (miners) with a total terahash to be delivered equal to 1.5 million terahash (total terahash). The price per miner is $4,892.50 for an aggregate purchase price of $73,387,500 to be paid in installments. The first installment equal to 60% of the purchase price, or $44,032,500, was paid on April 2, 2021, and an additional payment of 20% of the purchase price, or $14,677,500, was paid June 2, 2021. The remaining 20% is still owed and is scheduled to be made one month before the shipping date. The seller anticipates shipping no less than 15,000 miners by January 2022. Anticipated delivery quantities and timeframe will be no less than 2,500 miners by October 31, 2021, no less than 5,000 miners by November 30, 2021, no less than 5,000 by December 31, 2021, and the remaining 2,500 by January 2022. The aggregate purchase price does not include shipping costs, which are the responsibility of the Company and shall be determined at which time the miners are ready for shipment.

Nowlit Solutions Corp

The Company entered into a hardware purchase and sales agreement with Nowlit Solutions Corp effective April 1, 2021. Hardware includes, but is not limited to ASIC Miners, power supply units, power distribution units and replacement fans for ASIC Miners. All hardware must be paid for in advance before being shipped to the Company. The Company made payments to this party totaling $5,657,432 in April 2021 and costs have been capitalized and reported as property and equipment.

Cryptech Solutions

The Company entered into a hardware purchase and sales agreement with Cryptech Solutions (“Cryptech”) effective April 1, 2021. Hardware includes, but is not limited to ASIC Miners, power supply units, power distribution units and replacement fans for ASIC Miners. Total purchase price is $12,660,000 for 2,400 BitmainS19j miners to be delivered monthly in equal quantities (200/month) from November 2021 through October 2022. All hardware must be paid for in advance before being shipped to the Company.

The Company made a 30% down payment of $3,798,000 on April 1, 2021 with the remaining 70% or $8,862,000 agreed to be paid in 17 installments. There have been 2 installments totaling $422,000 paid before June 30, 2021; with the outstanding amount still owed under this agreement of $8,440,000 as of June 30, 2021. Representing 15 installments remaining through September 2022:

	PURCHASE PRICE	$12,660,000
	April 2021 - 30%	$(3,798,000)
Date	Remaining Balance PMT	$8,862,000
05/01/21	$(211,000)	$8,651,000
06/01/21	$(211,000)	$8,440,000
07/01/21	$(211,000)	$8,229,000
08/01/21	$(211,000)	$8,018,000
09/01/21	$(211,000)	$7,807,000
10/01/21	$(738,500)	$7,068,500
11/01/21	$(738,500)	$6,330,000
12/01/21	$(738,500)	$5,591,500
01/01/22	$(738,500)	$4,853,000
02/01/22	$(738,500)	$4,114,500
03/01/22	$(738,500)	$3,376,000
04/01/22	$(738,500)	$2,637,500
05/01/22	$(527,500)	$2,110,000
06/01/22	$(527,500)	$1,582,500
07/01/22	$(527,500)	$1,055,000
08/01/22	$(527,500)	$527,500
09/01/22	$(527,500)	$—

Vendor

On April 14, 2021, the Company entered into an agreement with a vendor to provide approximately 9,900 miners at a cost of approximately $21,011,287. The Company was required to make an initial payment on the miners that are expected to begin delivery in September 2021. The Company made a 75% deposit of $15,758,432 on April 14, 2021, and the remaining 25% of $5,252,822 is due 40 days prior to the final delivery date. Once operational, after deducting an amount equal to $0.027/kWh for the actual power used, 65% of all cryptocurrency revenue generated by the miners shall be payable to the Company and 35% of all cryptocurrency revenue generated by the miners shall be payable to this party or its designee. As of June 30, 2021, there are no miners operating that will obligate the Company to pay the 35% revenue share.

The following are the outstanding future commitments still owed as of June 30, 2021:

Vendor	Model	Count	Delivery Timeframe	Future Payments	< 1 year	2 years	3-5 years
Minerva	MinerVA	15,000	Oct ‘21 - Jan ‘22	$14,677,500	$14,677,500	$—	$—
Cryptech	Bitmain	2,400	Nov ‘21 - Oct ‘22	8,440,000	6,857,500	1,582,500	—
Vendor	MicroBT	9,900	Sep ‘21 - Jan ‘22	5,252,822	5,252,822	—	—
Totals		27,300		$28,370,322	$6,787,822	$1,582,500	$—

Waste Coal Agreement

The Company is obligated under a Waste Coal Agreement (the “WCA”) to take minimum annual delivery of 200,000 tons of waste coal as long as there is a sufficient quantity of Waste Coal that meets the Average Quality Characteristics. Under the terms of the WCA, the Company is not charged for the waste coal itself but is charged a $6.07 per ton base handling fee as it is obligated to mine, process, load and otherwise handle the waste coal for itself and also for other customers of Coal Valley Sales, LLC (“CVS”) from the Russellton site specifically. The Company is also obligated to unload and properly dispose of ash at the Russellton site.

A reduced handling fee is charged at $1.00 per ton for any tons in excess of the minimum take of 200,000 tons.

The Company is the designated operator at the Russellton site and therefore is responsible for complying with all state and federal requirements and regulations.

In December 2020, the Company notified CVS by letter that it intends to restart operations at Russellton during the first quarter of 2021. It proposed a ramp-up of tons and payments at $25,000 a month until the economics of the plant steady and return to the minimum take per the contract. Subsequent to March 31, 2021, the Company has resumed the semi-monthly minimum payments of approximately $53 thousand per the WCA.

The Company purchased coal from Coal Valley Properties, LLC, a single-member LLC which is entirely owned by one individual that has ownership in Q Power LLC, and from CVS. CVS is a single-member LLC which is owned by a coal reclamation partnership of which an owner of Q Power LLC has a direct and an indirect interest in the partnership of 16.26%.

Coal purchases under this agreement for the six months ended June 30, 2021 and June 30, 2020 are as follows:

	June 30, 2021	June 30, 2020
Coal Purchases:
Coal Valley Properties, LLC	$—	$—
Coal Valley Sales, LLC	408,500	—
TOTALS	$408,500	$—

NOTE 9 – RELATED-PARTY TRANSACTIONS

The Company had various related party agreements and transactions for the periods prior to the date of reorganization on April 1, 2021.

Management Services Agreement

On May 10, 2021, a new management and advisory agreement was entered into between Q Power LLC, and William Spence. In consideration of consultant’s performance of the services thereunder, Q Power LLC will pay Mr. Spence a fee at the rate of $50,000 per complete calendar month (pro-rated for partial months) that Mr. Spence provides services thereunder, payable in arrears. The previous agreement requiring monthly payments of $25,000 was terminated. Q Power LLC will not be liable for any other payments to Mr. Spence including, but not limited to, any cost or expenses incurred by Mr. Spence in the course of performing his obligations thereunder.

Based on this agreement, the Company made a payment of $150,000 in arrears for the three months ending March 31, 2021, and monthly payments of $50,000 for the three months ended June 30, 2021. A total of $300,000 for the six months ended June 30, 2021.

In June 2021, the companies repaid $2,093,018, plus accrued interest, in related party notes with Greg Beard and William Spence.

Per the Waste Coal Agreement, the Company purchased coal from the following related parties for the six months ended June 30, 2021 and the six months ended June 30, 2020, as follows:

	June 30, 2021	June 30, 2020
Coal Purchases:
Coal Valley Properties, LLC	$—	$—
Coal Valley Sales, LLC	408,500	—
TOTALS	$408,500	$—

Amounts due to related parties as of June 30, 2021 and December 31, 2020:

	June 30, 2021	Dec 31, 2020
Payables:
Coal Valley Properties, LLC	$188,338	$188,338
Q Power LLC	660,000	510,000
Coal Valley Sales, LLC	169,071	—
TOTALS	$1,017,409	$698,338

$23 thousand was paid to Beard Aviation LLC for various company-related business trips. Beard Aviation LLC is owned by the CEO of Stronghold Inc.

NOTE 10 - PAYCHECK PROTECTION PROGRAM LOAN, ECONOMIC INJURY DISASTER LOAN

On March 16, 2021, the Company received a round 2 PPP loan in the amount of $841,670 that accrues an interest of 1% per year; and matures on the fifth anniversary of the date of the note. In January 2021, the Company was granted relief as forgiveness for the round 1 PPP loan in the amount of $638,800.

On June 8, 2021, the Company repaid the Economic Injury Disaster Loan (“EIDL”), received on March 31, 2020, in the amount of $150,000. This loan, plus accrued interest, was outstanding as of December 31, 2020.

NOTE 11 - COVID-19

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the future effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity.

NOTE 12 – SEGMENT REPORTING

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly in deciding how to allocate resources and in assessing performance. Our chief executive officer is the primary decision-maker. The Company functions in two operating segments about which separate financial information is available as follows:

Reportable segment results for the six months ending June 30, 2021 and June 30, 2020 are as follows:

	Six Months Ended,
	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)
Operating Revenues
Energy Operations	$4,803,181	$2,088,064
Cryptocurrency Operations	3,083,421	80,228
Total Operating Revenues	$7,886,602	$2,168,292
Net Operating Income/(Loss)
Energy Operations	$(3,785,805)	$(882,260)
Cryptocurrency Operations	(221,239)	72,205
Net Operating Income/(Loss)	$(4,007,044)	$(810,055)
Other Income, net (a)	$525,079	$1,168,669
Net Income/(Loss)	$(3,481,965)	$358,614
Depreciation and Amortization
Energy Operations	$(281,538)	$(283,453)
Cryptocurrency Operations	(1,023,636)	—
Total Depreciation & Amortization	$(1,305,174)	$(283,453)
Interest Expense
Energy Operations	$(68,305)	$(74,500)
Cryptocurrency Operations	(65,777)	—
Total Interest Expense	$(134,083)	$(74,500)

(a)

The Company does not allocate other income, net for segment reporting purposes. Amount is shown as a reconciling item between net operating income/(losses) and consolidated income before taxes. Refer to consolidated statement of operations for the six months ended June 30, 2021 and 2020 for further details.

Assets, at June 30, 2021, by energy operations and cryptocurrency operations totaled $9,613,610 and $134,821,405, respectively. Assets at June 30, 2020 related to cryptocurrency operations were not significant.

	Energy Operations	Cryptocurrency Operations	Total
	(unaudited)	(unaudited)

Cash	$3,060,035	$40,654,745	$43,714,779
Cryptocurrencies	—	1,259,215	1,259,215
Accounts receivable	416,563	360,057	776,620
Due from related party	—	—	—
Inventory	319,821	—	319,821
Other current assets	65,621	135,000	200,621
Equipment Deposits	—	78,688,465	78,688,465
Property, plant and equipment, net	5,536,407	13,723,923	19,260,330
Land	29,919	—	29,919
Road Bond	185,245	—	185,245
	$9,613,610	$134,821,405	$144,435,015

NOTE 13 – STOCK-BASED COMPENSATION

On April 28, 2021, Stronghold Inc. approved a long-term incentive plan (the “LTIP”) pursuant to which it may grant stock options to employees, officers, consultants and other serve providers of the Company. The aggregate number of shares of common stock that may be issued or used for reference purposes or with respect to which awards may be granted under the plan shall not exceed 1,300,000 shares. The Board is duly authorized to administer the LTIP. The Company accounts for share-based payment awards exchanged for services at the estimated grant date fair value of the award. Stock options issued under the Company’s LTIP are granted with an exercise price equal to no less than the market price of the Company’s stock at the date of grant and expire up to ten years from the date of the grant. These options generally vest on the grant date. The Company accounts for share-based payment awards exchanged for services at the estimated grant date fair value of the award. Stock options issued under the Company’s long-term incentive plan were granted with an exercise price equal to the market price of the Company’s stock, as determined utilizing valuations in determining the fair value of its shares at the date of option grants at the date of grant and expire up to ten years from the date of grant. These options vest over the various terms.

The Company estimates the fair value of stock options using peer company market price volatilities. The peer companies are the same list of guideline companies used for the (409a) valuation on the initial fair-market valuation date (March 20, 2021).

June 30, 2021
Weighted-average fair value of options granted	$15.33
Expected volatility	122.24%
Expected life (in years)	5.81
Risk-free interest rate	1.02%
Expected dividend yield	0.00%

Expected Volatility - The Company estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies.

Expected Term - The expected term of options represents the period that the Company’s stock-based awards are expected to be outstanding based on the simplified method, which is the half-life from vesting to the end of its contractual term.

Risk-Free Interest Rate - The Company bases the risk-free interest rate on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term.

Expected Dividend - The Company has never declared or paid any cash dividends on its common shares and does not plan to pay cash dividends in the foreseeable future, and, therefore, uses an expected dividend yield of zero in its valuation models.

The Company elected to account for forfeited awards as they occur, as permitted by Accounting Standards Update (“ASU”) 2016-09.

As of June 30, 2021, the total future compensation expense related to non-vested options not yet recognized in the consolidated statement of operations was approximately $3,359,277 and the weighted-average period over which these awards expected to be recognized is 1.35 years.

Stock compensation expense of $269,932 is recorded as a component of General and Administrative expenses for the six months ended June 30, 2021. There is no tax benefit related to stock compensation expense due to a full valuation allowance on net deferred tax assets at June 30, 2021.

Stock Options

The following table summarizes the stock option activity under the plans for the six months ended June 30, 2021 and December 31, 2020:

	Number of Shares	Weighted- Average Exercise Price	Expected Term	Weighted- Average Remaining Contract Price	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2020	—	$—		—	$—
Granted	295,450	$21.33	5.81	9.90	$—
Exercised	—	$—		—	$—
Cancelled/forfeited	—	$—		—	$—
Outstanding at June 30, 2021	295,450	$21.33	5.81	9.90	$—
Shares vested and expected to vest	295,450	$21.33	5.81	9.90	$—
Exercisable as of June 30, 2021	8,700	$18.39	5.81	9.96	$—
Exercisable as of December 31, 2020	—	$—		—	$—

NOTE 14 – STOCK ISSUED UNDER MASTER FINANCING AGREEMENTS AND WARRANTS

Stock Issued as part of an Equipment Financing Agreement

Arctos Credit LLC (NYDIG)

An affiliate of Arctos Credit, LLC was issued a total of 43,845 shares of common stock of Stronghold Inc. under the master equipment finance agreements. The effective date of this issuance was as of the commencement date of the agreement which was June 25, 2021. The fair market value of the stock is defined as $31.70. As of June 30, 2021, the fair value of the 43,845 common shares is presented on the balance sheet as Stock Subscriptions until financing occurs (see Note 21- Subsequent Events) and fair value of the shares will be treated as discounts against the note balances. Fair value of these shares is accretive to APIC and is included in the equity section. The determination of the fair value as of June 30, 2021 is $1,389,888.

Minerva Semiconductor Corp

As discussed in Note 8 – Contingencies and Commitments, the Company on April 2, 2021, entered into a purchase agreement with Minerva Semiconductor Corp (“Minerva”) for the acquisition of 15,000 of their MV7 ASIC SHA256 model cryptocurrency miner equipment (miners) with a total terahash to be delivered equal to 1.5 million terahash (total terahash). In the exchange for the delivery of the total terahash, Minerva Semiconductor Corp will be granted 154,114 shares of Stronghold Digital Mining, Inc. at a price per share of $25. As discussed in Note 8, not all miners have yet to be delivered but the Company is committed to take all future deliveries. The final delivery is after June 30, 2021; thus the shares are deemed as not yet issued and assigned $0 in fair value as of June 30, 2021.

Warrants

WhiteHawk Finance LLC

On June 30, 2021, Stronghold Inc. entered into a $40,000,000 promissory note with White-Hawk Finance LLC (the “Lender” or “White-Hawk” or “WH”). The note has a maturity date of June 23, 2023, where the full outstanding principal amount of the note is due and payable. Interest for the note is set at 10% per annum. On June 30, 2021, the Company also entered into a Stock Purchase Warrant agreement with the Lender, where the Company issued 63,092 warrants to purchase shares of Class A common stock of the Company to the Lender.

The warrants are exercisable by the Lender at any time during a 10-year term at $0.01 per share of common stock. The warrants are legally detachable and can separately be exercised.

The fair value for the warrants is recorded as equity with the offset recorded as a debt discount based on the fair market value. The proceeds from the term loan agreement were allocated to Whitehawk note payable and the warrants based on the fair market value of the instruments.

Fair value of the warrants calculated using the Black-Scholes option-pricing model with the following assumptions:

As of
June 30, 2021
Expected volatility	100.2%
Expected life (in years)	10
Risk-free interest rate	1.5%
Expected dividend yield	0.00%
Fair value	$ 1,999,396

On June 30, 2021, the Company recorded a debt discount against the note proceeds. The debt discount is amortized based on the effective interest rate method or straight line over the term of the debt to interest expense if the straight line method is not materially different than the effective interest rate method. Based on calculations at the effective interest rate method, the Company elects to amortize the discount on a straight line basis to interest expense as the difference when compared to the effective interest rate method is immaterial.

B. Riley Securities, Inc.

On each of April 1, 2021 and May 14, 2021, Stronghold Inc. entered into a warrant agreement with American Stock Transfer & Trust Company (“Warrant Agent”). B. Riley Securities, Inc. acted as the Company’s placement agent in connection with the Series A Stock Purchase Agreement and Series B Stock Purchase Agreement. In connection therewith, the Company issued B. Riley Securities, Inc. (i) a five-year warrant to purchase up to 34,000 shares of Series A Preferred Stock at a per share exercise price of $25.00 and (ii) a five-year warrant to purchase up to 6,309 shares of Series B Preferred Stock at a per share exercise price of $31.70. In each case the exercise price was equal to the respective private placement per share price. B. Riley Securities, Inc. and its affiliates purchased 152,500 and 31,812 shares of Series A Preferred Stock and Series B Preferred Stock, respectively, at the same private placement per share price.
The warrants contain standard limitations and representations and are exercisable for a period of five years from the date of the stock purchase agreement. The warrants are legally detachable and separately exercisable. The accounting for warrants on redeemable shares follows the guidance in ASC 480-10-25-8 through 25-13. Those paragraphs address the classification of instruments, other than an outstanding share, that have both of the following characteristics:

•	The instrument embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation.
•	The instrument requires or may require the issuer to settle the obligation by transferring assets.

The fair value of the warrants was recorded as a liability with an offset to Additional Paid-in Capital. The fair value of each of the warrants was calculated using the Black-Scholes option-pricing model with the following assumptions:

Series A

The following are the Black-Scholes input assumptions for the 34,000 Series A warrants; and the changes in fair values as of April 1, 2021 (date of issuance) and June 30, 2021 respectively:

	As of		Changes in
	April 1, 2021	June 30, 2021	Fair Value
Expected volatility	100.2%	100.2%	0.0%
Expected life (in years)	5	4.83	(0.17)
Risk-free interest rate	0.9%	0.9%	0.0%
Expected dividend yield	0.00%	0.00%	0.0%
Fair value	$631,897	$825,350	$193,453

On April 1, 2021, the Company recorded a liability of $631,897, and as a debt issuance cost against the Mezzanine Equity (see Note 15- Mezzanine Equity). On June 30, 2021, the Company increased this liability to the fair value of $825,350. The $193,453 increase is recognized as part of changes in fair value of warranty liabilities expense for the three months ended June 30, 2021.

Series B

The following are the Black-Scholes input assumptions for the 6,309 Series B warrants; and the changes in fair values as of May 14, 2021 (date of issuance) and June 30, 2021 respectively:

	As of
	April 1, 2021	June 30, 2021	Changes in Fair Value

Expected volatility	100.2%	100.2%	0.0%
Expected life (in years)	5	4.79	(0.21)
Risk-free interest rate	0.8%	0.9%	0.1%
Expected dividend yield	0.00%	0.00%	0.0%
Fair value	$148,575	$146,599	$(1,976)

On May 14, 2021, the Company recorded a liability of $148,575, and as a debt issuance cost against the Mezzanine Equity (see Note 15- Mezzanine Equity). On June 30, 2021, the Company decreased this liability to the fair value of $146,599. The $(1,976) decrease is recognized as part of changes in fair value of warranty liabilities expense for the three months ended June 30, 2021.

NOTE 15 – MEZZANINE EQUITY (RESTATED)

Restatement of previously issued financial statements

The Company’s unaudited financial statements as of and for the six month periods ended June 30, 2021 and 2020, as originally filed with the Commission on August 31, 2021 have been restated in this filing. In the previous filing, management classified shares of Class V common stock held by Q Power as permanent equity based on its assessment of the Redemption Rights of Q Power and the Call Right of the Company pursuant to ASC 480-10-S99-3A. After further analysis, management has concluded that this classification was in error and has reclassified to mezzanine equity.

The restatement results in a balance sheet adjustment that reclassifies the shares of Class V common stock as mezzanine equity at the maximum redemption value under the Redemption Right at $18.39 per share net of the non-controlling equity interest. This results in a reclassification $167.7 million of permanent equity to mezzanine equity. The reclassification increases retained deficit by $172.8 million to an ending balance on June 30, 2021 of $182.2 million. The Q Power Class V shares are more fully described in the Common Stock – Class V section and accompanying table.

For each share of Class V common stock outstanding, there is a corresponding outstanding Class A common unit of Stronghold LLC.  The redemption of any share of Class V common stock would be accompanied by a concurrent redemption of the corresponding Class A common unit of Stronghold LLC, such that both the share of Class V common stock and the corresponding Class A common unit of Stronghold LLC are redeemed as a combined unit in exchange for either a single share of Class A common stock or cash of equivalent value based on the fair market value of the Class A common stock at the time of the redemption.  For accounting purposes, the value of the Class A common units of Stronghold LLC is attributed to the corresponding shares of Class V common stock on the June 30, 2021 balance sheet.

Private Placements- Mezzanine Equity Series A & B

On April 1, 2021 the Company entered into a Series A Preferred Stock Purchase Agreement pursuant to which the Company issued and sold 3,400,000 shares of Series A Convertible Redeemable Preferred Stock in a private offering (the “Series A Private Placement”) at a price of $25.00 per share to various accredited individuals in reliance upon exemptions from registration pursuant to Section 4(a)(2) of the Securities Act and Regulation D thereunder for aggregate consideration of approximately $85.0 million. In connection with the offering, the Company incurred approximately $6.3 million in fees and $631,897 as debt issuance costs for warrants issued as part of the Series A Private Placement.

Further, pursuant to the Series A Stock Purchase Agreement, Stronghold Digital Mining Inc., the investors in Series A Private Placement and key holders entered into the Right of First Refusal (“ROFR”) Agreement. Under the ROFR Agreement, the key holders agreed to grant a right of first refusal to Stronghold Digital Mining, Inc. to purchase all or any portion of capital stock of Stronghold Digital Mining, Inc., held by a key holder or issued to a key holder after the date of the ROFR Agreement, not including any shares of Series A Preferred Stock or common stock issued or issuable upon conversion of the Series A Preferred Stock. The key holders also granted a secondary refusal right to the investors in the

Series A Private Placement to purchase all or any eligible capital stock not purchased by Stronghold Digital Mining, Inc. pursuant to their right of first refusal.

The ROFR Agreement also provides certain co-sale rights to investors in the Series A Private Placement to participate in any sale or similar transfer of any shares of common stock owned by a key holder or issued to a key holder after the Series A Private Placement, on the terms and conditions specified in a written notice from a key holder. The investors, however, are not obligated to participate in such sales or similar transfers. The co-sale and rights of first refusal under the ROFR Agreement will terminate upon certain specified events outlined in the agreement.

On May 14, 2021, the Company completed a private placement of shares of the Company’s Series B Preferred Stock (the “Series B Private Placement”). The terms of the Series B Preferred Stock are substantially similar to the Series A Preferred Stock, except for differences in the stated value of such shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or certain deemed liquidation events. In connection with the Series B Private Placement, the Company sold 630,915 shares of its Series B Preferred Stock for an aggregate purchase price of $20.0 million. In connection with the Series B Private Placement, the Company incurred approximately $1.6 million in fees and expenses and $148,575 as debt issuance costs for warrants issued as part of the Series B Private Placement.

The Series A Private Placement and Series B Private Placement are subject to a Registration Rights Agreement with certain filing deadlines as defined in the agreements. Failure to meet certain requirements will require the Company to pay PIK Dividends outlined in the agreements or the holders can request redemption of their shares for cash after a specified period.

The following is a summary of the Series A and Series B valuations:

	Series A	Series B
Proceeds	$85,000,000	$20,000,305
Transaction Fees (1):
B. Riley Securities	(5,100,000)	(1,200,000)
Vinson & Elkins L.L.P.	(1,226,990)	(408,997)
Debt issuance costs pertaining to stock registration warrants - refer to Note 14	(631,897)	(148,575)
Total net mezzanine equity	$78,041,113	$18,242,733

(1) – consists of registration and placement fees

Common Stock – Class V

In connection with the Reorganization on April 1, 2021, Stronghold LLC immediately thereafter distributed the 9,400,000 shares of Class V common stock to Q Power. In addition, effective as of April 1, 2021, Stronghold Inc. acquired 5,000 Stronghold LLC Units held by Q Power (along with an equal number of shares of Class V common stock) in exchange for 5,000 newly issued shares of Class A common stock.

Common Stock – Class V represents 68.9% ownership of Stronghold LLC. where the Original Owners have economic rights and, as a  holder, one vote on all matters to be voted on by our stockholders generally, and a redemption right into Class A shares. As discussed in “Note 2-  Mezzanine Equity”.

Common Stock – Class V is classified as Mezzanine equity in unaudited condensed consolidated balance sheet as, pursuant to the Stronghold LLC Agreement, the Redemption Rights of each Unit Holder for either shares of Class A common stock or an equivalent amount of cash is not solely within the Company’s control. This is due to the holders of the Class V common stock collectively owning a majority of the voting stock of the Company, which allows the holders of Class V common stock to elect the members of the board of directors of the Company, including those directors that determine whether to make a cash payment upon a Stronghold LLC Unit Holder’s exercise of its Redemption Right. Mezzanine equity is recorded at the greater of the book value or redemption amount from the date of the issuance, April 1, 2021, and the reporting date as of June 30, 2021.

For each share of Class V common stock outstanding, there is a corresponding outstanding Class A common unit of Stronghold LLC.  The redemption of any share of Class V common stock would be accompanied by a concurrent redemption of the corresponding Class A common unit of Stronghold LLC, such that both the share of Class V common stock and the corresponding Class A common unit of Stronghold LLC are redeemed as a combined unit in exchange for either a single share of Class A common stock or cash of equivalent value based on the fair market value of the Class A common stock at the time of the redemption.  For accounting purposes, the value of the Class A common units of Stronghold LLC is attributed to the corresponding shares of Class V common stock on our balance sheet.

The Company recorded Mezzanine Equity as presented in the table below:

	Non-	Series A		Series B		Common - Class V
	controlling Interest(1)	Preferred Shares	Amount	Preferred Shares	Amount	Shares	Amount	Total
Balance - December 31, 2020	$(2,710,323)	—	$—	—	$—	—	$—	$(2,710,323)
Net loss - January 1 to March 31, 2021	(167,261)	—	—	—	—	—	—	(167,261)
Balance prior to the reorganization on April 1, 2021	(2,877,584)							(2,877,584)
Effect of reorganizations (see Note 1)
Exchange of common shares - Class V		—	—	—	—	9,400,000	—
Issuance of Series A convertible redeemable preferred units	—	3,400,000	78,673,010	—	—	—	—	78,673,010
Warrants issued as part of stock registrations - refer to Note 14	—	—	(631,897)	—	—	—	—	(631,897)
Exchange of common units for Class A common shares	—	—	—	—	—	(5,000)	—
Issuance of Series B convertible redeemable preferred units	—	—	—	630,915	18,391,308	—	—	18,391,308
Warrants issued as part of stock registrations - refer to Note 14	—	—	—	—	(148,575)	—	—	(148,575)
Net losses for the three months ended June 30, 2021	(2,235,218)	—	—	—	—	—	—	(2,235,218)
Maximum redemption right valuation	5,112,802						167,661,249	172,774,051
Balance- June 30, 2021	$—	3,400,000	$78,041,113	630,915	$18,242,733	9,395,000	$167,661,249	$263,945,095

1	Refer to Note 16- Non-controlling Interest for further discussions

NOTE 16 – NON-CONTROLLING INTEREST

The Company is the sole managing member of Stronghold Digital Mining Holdings, LLC (“Stronghold LLC”) and as a result consolidates the financial results of Stronghold LLC and reports a non-controlling interest representing the Common Units of Stronghold LLC held by the Continuing Equity Owners. Changes in the Company’s ownership interest in Stronghold LLC while the Company retains its controlling interest in Stronghold LLC will be accounted for as equity transactions. As such, future redemptions or direct exchanges of common units of Stronghold LLC by the Continuing Equity Owners will result in a change in ownership and reduce or increase the amount recorded as non-controlling interest.

As of June 30, 2021, the Company owned the following units in Stronghold LLC, representing a 31.1% economic ownership interest in Stronghold LLC:

As of June 30, 2021
Common Units	5,000
Series A Preferred Units	3,600,000
Series B Preferred Units	630,915
Total Units	4,235,915

NOTE 17 – EARNINGS (LOSS) PER SHARE

Basic net earnings (loss) per share (“EPS”) of common stock is computed by dividing the Company’s net earnings (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The Company excludes the unvested restricted share units (“RSUs”) awarded to its employees, officers, directors, and contractors under the 2021 Equity Plan from this net loss per share calculation because including them would be antidilutive.

The following table sets forth reconciliations of the numerators and denominators used to compute basic and diluted earnings per share of Class A common stock:

April 1 to June 30, 2021
Numerator
Net Loss (1)	$(3,243,009)
Less; net losses attributable to non-controlling interests	$(2,235,218)
Net loss attributable to Class A common shareholders	$(1,007,791)
Denominator
Weighted average shares of Class A common shares outstanding (2)	8,137
Basic net loss per share	$(123.86)

(1)

Basic and diluted earnings per share of Class A common stock is presented only for the period after the Company’s Reorganization Transactions. As such, net loss used in the calculation represents the loss for the period from April 1, 2021 through June 30, 2021.

(2)	Includes 63,072 in warrants that have a nominal exercise price and is a common stock equivalent for earnings per share purposes.

Securities that could potentially dilute losses per share in the future that were not included in the computation of diluted loss per share at June 30, 2021 because their inclusion would be anti-dilutive are as follows:

June 30, 2021
Warrants to purchase convertible preferred stock	40,309
Class V common shares not yet exchanged for Class A common shares	9,395,000
Convertible Series A preferred shares	3,600,000
Convertible Series B preferred shares	630,915
Total	13,666,224

NOTE 18 – RENEWABLE ENERGY CREDITS (“RECs”)

Starting late in 2020 and for the six months ended June 30, 2021, the Company has significantly increased the use of coal refuse as the plant increased megawatt capacity. The plant was relatively dormant during the comparative periods ended June 30, 2020. As a result, the Company usage of coal refuse, which is classified as a Tier II Alternative Energy Source under Pennsylvania law, significantly increased. A third party (Direct Energy Business Marketing LLC) acts as the benefactor, on behalf of the Company, in the open market and is invoiced as RECs are realized based on this open market measured by consumer demands. GAAP guidance is the costs held in inventory to then produce the credit are a compliance cost, and the proceeds should be a contra expense to offset operating costs when expensed.

Renewable Energy Credits offset against the costs of fuel operating costs were $(789,986) and $(27,377) for the six months ended June 30, 2021 and June 30, 2020 respectively.

NOTE 19 – ASPEN INTEREST (“OLYMPUS”) BUYOUT

On April 1, 2021, Stronghold Inc., using in part 200,000 shares of newly issued Series A Preferred Stock and in part proceeds from the April 2021 Private Placement, acquired all of Aspen’s limited partner interest in Scrubgrass LP (the “Aspen Interest”).

The total consideration was a combination of the newly issued Series A Preferred Stock valued at the issuance price of $25 per share or $5,000,000; plus an additional $2,000,000 in cash. A total of $7,000,000 that is treated as a buyout of the Partners’ Deficits of the Limited Partner (i.e., Aspen’s Interest) as of April 1, 2021.

The Partners’ Deficit of the Aspen Interest as of April 1, 2021:

Limited Partners
Balance - December 31, 2020	$(1,336,784)
Net losses - three months ended March 31, 2021	(71,687)
Balance - April 1, 2021	(1,408,471)

NOTE 20 – SUPPLEMENTAL CASH AND NON-CASH INFORMATION

Supplementary cash flows disclosures as of June 30, 2021 and 2020:

	June 30, 2021	June 30, 2020
Equipment financed with debt	$39,843,722	$1,061,694
Interest Paid	$134,083	$74,500

Supplementary non-cash financing activities as of June 30, 2021 and 2020:

	June 30, 2021	June 30, 2020
Issued as part of equipment debt financing:
Warrants	$1,999,396	$—
Common Class A shares	1,389,888	—
Warrants issued as part of stock registrations	780,472	—
Series A redeemable and convertible preferred stock- Aspen Interest buyout	5,000,000	—
Total	$9,169,756	$—

NOTE 21 – TAX RECEIVABLE AGREEMENT

The Company entered into a Tax Receivable Agreement (“TRA”) with Q Power and an agent named by Q Power on April 1, 2021, pursuant to which the Company will pay the TRA participants 85% of the realized cash tax savings attributable to the tax basis step-ups arising from taxable exchanges of units.

No deferred tax asset or liability has been recorded relative to this Tax Receivable Agreement because an exchange that triggers the benefit and compensation owed by the Company under the Tax Receivable Agreement (i.e., the redemption of Stronghold LLC Units for shares of Class A common stock or cash) has not happened yet and is not expected to happen until the Company completes its initial public offering. Estimating the amount and timing of Stronghold Inc.’s realization of tax benefits subject to the Tax Receivable Agreement is imprecise and unknown at this time and will vary based on a number of factors, including when redemptions actually occur. Accordingly, the Company should not record any deferred tax asset or any liability relative to the Tax Receivable Agreement, and any estimates of the amount and timing of Stronghold Inc.’s realization of tax benefits subject to the Tax Receivable Agreement will only consider the impact of a full hypothetical redemption of Stronghold LLC Units by Q Power (as the TRA participant) at the initial public offering price of Class A common stock  as of the date of the initial public offering. Specifically, this includes estimates for, in a hypothetical full redemption, the total tax benefits resulting from the redemption, the total payments Q Power is entitled to pursuant to the Tax Receivable Agreement, and the early termination payment pursuant to the Tax Receivable Agreement.

NOTE 22 – PROVISIONS FOR INCOME TAXES

The provision for income taxes for the six months ended June 30, 2021 and twelve months ended December 31, 2020 were $0 and $0, respectively, resulting in an effective income tax rate of 0% for each period. The difference between the Company’s effective tax rate for the six months ended June 30, 2021 is primarily due to the impact of nontaxable entities in the structure and the valuation allowance against the Company’s net deferred tax assets. The difference between the Company’s effective tax rate for the twelve months ended December 31, 2020 was primarily due to the nontaxable entities in the structure. The Company regularly evaluates the realizability of its deferred tax assets and establishes a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be utilized.

NOTE 23 – SUBSEQUENT EVENTS

Management has evaluated events and transactions subsequent to the balance sheet date through the date of this report (the date the financial statements were available to be issued) for potential recognition or disclosure in the financial statements. Except as disclosed in the following sections, management has not identified any items requiring recognition or disclosure

Employment Agreement

On July 12, 2021, the Company extended an offer of employment to Greg Beard as Chief Executive Officer. The start date was effective as January 1, 2021, with an annualized base salary of $600,000. There is no accrual for salary and benefits as of June 30, 2021 owed under this agreement as it was not executed at this time.

Equipment Financing

On June 25, 2021, the Company entered into two (2) separate master equipment finance agreements with Arctos Credit LLC (now “NYDIG”). The first equipment finance agreement was in the amount of $10,641,362. The first payment on this agreement is to commence on July 25, 2021, consisting of both principal and interest. The term for this agreement is for two years, ending June 25, 2023. The interest rate applicable to this agreement is 10%. A closing fee of $212,827 is part of the first finance agreement. The second equipment finance agreement is in the amount of $14,077,800. The first payment of this agreement is to commence on July 25, 2021, consisting of both principal and interest. The terms for this agreement are for two years, ending June 25, 2023. The interest rate applicable to this agreement is 10%. A closing fee of $281,556 is part of the second finance agreement.

On July 2, 2021 the Company received funds net of miscellaneous fees of $24,249,778 from Arctos Credit LLC. Due to the timing of this funding is after June 30, 2021, $0 commitments have been disclosed.

Acquisition

On July 2, 2021, Stronghold Digital Mining Holdings, LLC (“Buyer”) entered into a binding Equity and Capital Contribution Agreement for the Panther Creek Plant. The consideration for the Panther Creek Plant is approximately $3,000,000 of cash consideration and 400,000 Series A Preferred Units in the Buyer.

Hosting Services Agreement

On August 17, 2021, Stronghold LLC entered into a Hosting Services Agreement with Northern Data (“Northern Data”) whereby Northern Data will construct and operate a colocation datacenter facility located on the Scrubgrass Plant, the primary business purpose of which will be to provide hosting services and support the cryptocurrency miners that we have purchased but not yet received.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Stronghold Digital Mining, Inc.

New York, New York

Opinion on the Financial Statement

We have audited the balance sheet of Stronghold Digital Mining, Inc. (the “Company”) as of March 19, 2021 (date of inception), and the related notes (collectively referred to as the “financial statement”).  In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 19, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s financial statement based on our audit.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.  Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement.  We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter - Subsequent Events

As more fully described in Note 3 of the financial statement, on April 1, 2021 the Company effected a reorganization and various other corporate matters.

/s/ Urish Popeck & Co., LLC

We have served as the Company's auditor since 2021.

Pittsburgh, PA

July 26, 2021

STRONGHOLD DIGITAL MINING, INC.

AUDITED BALANCE SHEET

March 19, 2021

March 19, 2021
TOTAL ASSETS	$—
STOCKHOLDERS' EQUITY
Common Stock	$—

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$—

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION

Stronghold Digital Mining, Inc. (Stronghold or the Company) was incorporated in Delaware on March 19, 2021. On April 1, 2021 (See Note 3), pursuant to a reorganization, the Company converted to a holding company and its sole material asset is a minority equity interest in Stronghold Digital Mining Holdings, LLC, which holds all of the equity interest in Scrubgrass Reclamation, L.P. and Stronghold Digital Mining, LLC. As the sole managing member of Stronghold Digital Mining Holdings, LLC, the Company will operate and control all of the business and affairs of Stronghold Digital Mining Holdings, LLC, and through Stronghold Digital Mining Holdings, LLC and its subsidiaries, conduct its business.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The balance sheet was prepared in accordance with U.S. generally accepted accounting principles. Separate statements of operations, changes in stockholders’ equity and cash flows have not been presented because the Company has not engaged in any business or other activities except in connection with its formation and initial capitalization.

Stockholder’s Equity

The Company is authorized to issue 300,000,000 shares, par value $0.0001 per share, consisting of 238,000,000 shares of Class A common stock, 12,000,000 shares of Class V common stock, and 50,000,000 shares of preferred stock.  No common or preferred shares were issued or outstanding as of March 19, 2021.

Commitments and Contingencies

The Company did not have any commitments or contingencies as of March 19, 2021.

Subsequent Events

Management evaluated events occurring subsequent through July 26, 2021 the date these financial statements were available for issuance and determined that no material recognizable subsequent events occurred, except as noted below.

On April 1, 2021, Stronghold underwent a corporate reorganization and amended its articles of incorporation.

NOTE 3 – SUBSEQUENT EVENTS

Reorganization

On April 1, 2021, contemporaneously with the Series A Private Placement (see below), the Company underwent a corporate reorganization. As part of the reorganization, the Company acquired the Aspen Scrubgrass Participant, LLC (“Aspen”) interest using 200,000 shares of newly issued Series A Preferred Stock in Stronghold Digital Mining Inc. and $2.0 million in cash from proceeds from the Series A Private Placement.  Pursuant to the Reorganization, Q Power, LLC contributed all of its ownership interests in EIF Scrubgrass, LLC, Falcon Power, LLC and Stronghold Digital Mining LLC to Stronghold Digital Mining Holdings, LLC in exchange for 9,400,000  Stronghold LLC Units, Stronghold Digital Mining, Inc. contributed cash (using the remaining proceeds from the Series A Private Placement, net of fees, expenses and amounts paid to Aspen), 9,400,000 shares of Class V common stock of Stronghold Digital Mining, Inc. and the Aspen Interest to Stronghold Digital Mining Holdings, LLC in exchange for 3,600,000 preferred units of Stronghold Digital Mining Holdings, LLC, and Stronghold Digital Mining Holdings, LLC immediately thereafter distributed the 9,400,000 shares of Class V common stock to Q Power, LLC.  In addition, effective as of April 1, 2021, Stronghold Digital Mining, Inc. acquired 5,000 Stronghold Digital Mining Holdings, LLC Units held by Q Power, LLC (along with an equal number of shares of Class V common stock) in exchange for 5,000 newly issued shares of Class A common stock.

As a result of the reorganization, the acquisition of the Aspen Interest and the acquisition of Stronghold Digital Mining Holdings, LLC Units by Stronghold Digital Mining, Inc. discussed above, (a) Q Power, LLC acquired and

NOTE 3 – SUBSEQUENT EVENTS (CONTINUED)

Reorganization (continued)

retained 9,395,000 Stronghold Digital Mining Holdings, LLC Units, 5,000 shares of Class A common stock of Stronghold Digital Mining Inc., and 9,395,000 shares of Class V common stock of Stronghold Digital Mining, Inc., effectively giving Q Power, LLC approximately 72% of the voting power of Stronghold Digital Mining, Inc. and approximately 72% of the economic interest in Stronghold Digital Mining Holdings, LLC, (b) Stronghold Digital Mining, Inc. acquired 3,600,000 preferred units of Stronghold Digital Mining Holdings LLC and 5,000 Stronghold Digital Mining Holdings, LLC Units, effectively giving Stronghold Digital Mining, Inc. approximately 28% of the economic interest in Stronghold Digital Mining Holdings, LLC, (c) Stronghold Digital Mining, Inc. became the sole managing member of Stronghold Digital Mining Holdings, LLC and is responsible for all operational, management and administrative decisions relating to Stronghold Digital Mining Holdings LLC’s business and will consolidate financial results of Stronghold Digital Mining Holdings, LLC and its subsidiaries, (d) Stronghold Digital Mining, Inc. became a holding company whose only material asset consists of membership interests in Stronghold Digital Mining Holdings LLC, and (e) Stronghold Digital Mining Holdings, LLC directly or indirectly owns all of the outstanding equity interests in the subsidiaries through which we operate our assets, including Scrubgrass Reclamation Company, L.P. and Stronghold Digital Mining LLC.

Acquisition

On March 3, 2021, SDM entered into a non-binding letter of intent with Olympus Power, LLC for the purchase of (i) the Scrubgrass Plant, (ii) the Panther Creek Plant, a coal refuse reclamation-to-energy facility with 80 MW of net electricity generation capacity located near Nesquehoning, Pennsylvania and (iii) the Third Plant, a coal refuse reclamation-to-energy facility with 112 MW of net electricity generation capacity located in Pennsylvania.  The completed the acquisition of the Aspen interest on April 1, 2021 (Scrubgrass Plant).  On July 2, 2021, Stronghold Digital Mining Holdings, LLC (Buyer) entered into a binding Equity and Capital Contribution Agreement for the Panther Creek Plant. The consideration for the Panther Creek Plant is approximately $3,000,000 of cash consideration and 400,000 Series A Preferred Units.

Private Placements

On April 1, 2021 the Company entered into a Series A Preferred Stock Purchase Agreement pursuant to which the Company issued and sold 3,400,000 shares of Series A Convertible Redeemable Preferred Stock in a private offering at a price of $25.00 per share to various accredited individuals in reliance upon exemptions from registration pursuant to Regulation D under the Securities Act for aggregate consideration of approximately $85.0 million. In connection with the offering the Company incurred approximately $7.3 million in fees and expenses.

Further, pursuant to the Series A Stock Purchase Agreement, Stronghold Digital Mining Inc., the investors in Series A Private Placement and key holders entered into the Right of First Refusal (“ROFR”) Agreement.  Under the ROFR Agreement, the key holders agreed to grant a right of first refusal to Stronghold Digital Mining, Inc. to purchase all or any portion capital stock of Stronghold Digital Mining, Inc., held by a key holder or issued to a key holder after the date of the ROFR Agreement, not including any shares of Series A Preferred Stock or common stock issued or issuable upon conversion of the Series A Preferred Stock.  The key holders also granted a secondary refusal right to the investors in the Series A Private Placement to purchase all or any eligible capital stock not purchased by Stronghold Digital Mining, Inc. pursuant to their right of first refusal.

The ROFR Agreement also provides certain co-sale rights to investors in the Series A Private Placement to participate in any sale or similar transfer of any shares of common stock owned by a key holder or issued to a key holder after the Series A Private Placement, on the terms and conditions specified in a written notice from a key holder.  The investors, however, are not obligated to participate in such sales or similar transfers.  The co-sale and rights of first refusal under the ROFR Agreement will terminate upon certain specified events outlined in the agreement.

NOTE 3 – SUBSEQUENT EVENTS (CONTINUED)

Private Placements (continued)

On May 14, 2021, the Company completed the Series B Private Placement of shares of the Company’s Series B Preferred Stock.  The terms of the Series B Preferred Stock are substantially similar to the Series A Preferred Stock, except for differences in the stated value of such shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or certain deemed liquidation events.  In connection with the Series B Private Placement, the Company sold 630,915 shares of its Series B Preferred Stock for an aggregate purchase price of $20.0 million. In connection with the offering the Company incurred approximately $2.4 million in fees and expenses and $148,575 as debt issuance costs for warrants issued as part of the Stock Purchase Agreement.

The Series A Placement and Series B Placement are subject to a Registration Rights Agreement with certain filing deadlines as defined in the agreements. Failure to meet certain requirements will require the Company to pay PIK Dividends outlined in the agreements.

On each of April 1, 2021 and May 14, 2021, Stronghold Digital Mining Inc. entered into a warrant agreement with American Stock Transfer & Trust Company (Warrant Agent). B. Riley Securities, Inc. acted as the Company’s placement agent in connection with the Series A Stock Purchase Agreement and Series B Stock Purchase Agreement. In connection therewith, the Company issued B. Riley Securities, Inc. (i) a five-year warrant to purchase up to 34,000 shares of Series A Preferred Stock at a per share exercise price of $25.00 and (ii) a five-year warrant to purchase up to 6,309 shares of Series B Preferred Stock at a per share exercise price of $31.70. In each case the exercise price was equal to the respective private placement per share price. B. Riley Securities, Inc. and its affiliates purchased 152,500 and 31,812 shares of Series A Preferred Stock and Series B Preferred Stock, respectively, at the same private placement per share price.

Debt Financing

On June 30, 2021, in connection with the WhiteHawk Finance Agreement, Stronghold Digital Mining Equipment LLC (whose sole member is Stronghold Digital Mining Holdings, LLC) executed a promissory note with WhiteHawk, in the principal sum of $40,000,000. The first payment on this note is to commence on July 31, 2021, consisting of both principal and interest.  The term of this note is for two years, ending June 30, 2023.  The interest rate applicable to this note is 10%.  An administration charge of $30,000 per quarter is payable beginning on June 30, 2021 and the last date of each quarter thereafter.  A corporate guaranty was executed by Stronghold Digital Mining Inc. on June 30, 2021 for the payments of the note. On June 30, 2021 Stronghold Digital Mining, LLC  drew funds of $39,100,000 USD from WhiteHawk Finance LLC. In connection with the promissory note, Stronghold Digital Mining, Inc. issued WhiteHawk Finance LLC, warrants to purchase a number of shares of Class A common stock, par value $0.0001 per share, of Stronghold Digital Mining, Inc., equal to the Warrant Share Number at a price per share equal to $0.01 (the “Exercise Price”).  The number of warrants issued is equal to $2.0 million divided by a base share value defined in the warrant agreement.

On June 25, 2021, Stronghold Digital Mining, LLC entered into two (2) separate master equipment finance agreements with Arctos Credit LLC.  The first equipment finance agreement was in the amount of $10,641,362.  The first payment on this agreement is to commence on July 25, 2021, consisting of both principal and interest.  The term for this agreement is for two years, ending June 25, 2023.  The interest rate applicable to this agreement is 10%.  A closing fee of $212,827 is part of the first finance agreement.  The second equipment finance agreement is in the amount of $14,077,800.  The first payment of this agreement is to commence on July 25, 2021, consisting of both principal and interest.  The terms for this agreement are for two years, ending June 25, 2023.  The interest rate applicable to this agreement is 10%.  A closing fee of $281,556 is part of the second finance agreement. On July 2, 2021 Stronghold Digital Mining Inc. received funds net of miscellaneous fees of $24,249,778 from Arctos Credit LLC. An affiliate of Arctos Credit, LLC was issued a total of 43,845 shares of common stock of Stronghold Inc. under the master equipment finance agreements.

Equipment

On April 2, 2021, the Company entered into a purchase agreement with a seller for the acquisition of 15,000 of their MV7 ASIC SHA256 model cryptocurrency miner equipment (miners) with a total terahash to be delivered equal to 1.5 million terahash (total terahash).  The price per miner is $4,892.50 for an aggregate purchase price of $73,387,500 to be paid in installments.  The first installment equal to 60% of the purchase price, or $44,032,500, was paid on April 2, 2021.  The company shall make two additional installment payments of 20% of the purchase price, or $14,677,500 each, to be paid on June 2, 2021 and the other one month before the shipping date.  The seller anticipates shipping no less than 5,000 miners by October 31, 2021, no less than

NOTE 3 – SUBSEQUENT EVENTS (CONTINUED)

Equipment (continued)

5,000 miners by November 30, 2021 and the remainder by December 31, 2021.  In exchange for the delivery of the total terahash, seller shall be granted 154,114 shares of Stronghold Digital Mining at a price per share of $25.  The aggregate purchase price does not include shipping costs, which are the responsibility of the Company and shall be determined at which time the miners are ready for shipment.

The Company entered into a hardware purchase and sales agreement with a party effective April 1, 2021.  Hardware includes, but is not limited to ASIC Miners, power supply units, power distribution units and replacement fans for ASIC Miners.  All hardware must be paid for in advance before being shipped to the Company.  The Company made payments to this party totaling $4,528,000 in April 2021.

The Company entered into an agreement with a party to provide approximately 14,285 miners at a cost of approximately $33,783,000.  The Company was required to make an initial payment on the miners that are expected to begin delivery in September 2021.  The Company made a deposit of $15,758,432 in April 2021.  Once operational, after deducting an amount equal to $0.027/kWh for the actual power used, 65% of all cryptocurrency revenue generated by the miners shall be payable to the Company and 35% of all cryptocurrency revenue generated by the miners shall be payable to this party or its designee.

In April 2021, the Company purchased 800 miners for a combined purchase price of $5,657,432.  These miners have been partially delivered and the remainder are expected to be delivered in 2021.

Long-Term Incentive Plan

On April 28, 2021, Stronghold Digital Mining, Inc. approved a long-term incentive plan (the “LTIP”) pursuant to which it may grant stock options to employees, officers, consultants and other service providers of the Company. The aggregate number of shares of common stock that may be issued or used for reference purposes or with respect to which awards may be granted under the plan shall not exceed 1,300,000 shares (subject to any increase or decrease pursuant to section 4.2 hereof). The board is duly authorized to administer the LTIP.  On June 18, 2021 the board granted 216,900 of stock option grants with various vesting terms.

Related Party Agreements

On May 10, 2021, a management and advisory agreement was entered into between Q Power LLC, and William Spence.  In consideration of consultant’s performance of the services thereunder, Q Power LLC will pay Mr. Spence a fee at the rate of $50,000 per complete calendar month (pro-rated for partial months) that Mr. Spence provides services thereunder, payable in arrears.  Q Power LLC will not be liable for any other payments to Mr. Spence including, but not limited to, any cost or expenses incurred by Mr. Spence in the course of performing his obligations thereunder.

In June 2021, the companies repaid $2,093,018 in related party notes with Greg Beard and William Spence.

Report of Independent Registered Public Accounting Firm

To the Partners and Members

and Board of Directors

Scrubgrass Generating Company. L.P. and

Stronghold Digital Mining, LLC.

Kennerdell, Pennsylvania

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of Scrubgrass Generating Company, L.P. and Stronghold Digital Mining LLC, (collectively the “Company”) as of December 31, 2020 and 2019, the related combined statements of operations, changes in partners’ capital (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “combined financial statements”).  In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for years ended December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter - Subsequent Event

As more fully described in Note 12 of the combined financial statements, on April 1, 2021, the Company effected a reorganization.

/s/ Urish Popeck & Co., LLC

We have served as the Company's auditor since 2021.

Pittsburgh, PA

May 10, 2021

SCRUBGRASS GENERATING COMPANY, LP AND

STRONGHOLD DIGITAL MINING LLC

AUDITED COMBINED BALANCE SHEETS

December 31, 2020 and 2019

	2020	2019
CURRENT ASSETS
Cash	$303,187	$134,143
Cryptocurrencies	228,087	15,436
Accounts receivable	65,900	136,518
Due from related party	302,975	-
Inventory	396,892	529,483
Derivative contracts, net	-	505,747
Other current assets	65,831	57,960
Total Current Assets	1,362,872	1,379,287
PROPERTY, PLANT AND EQUIPMENT, NET	7,814,199	6,386,428
ROAD BOND	185,245	185,245
TOTAL ASSETS	$9,362,316	$7,950,960
CURRENT LIABILITIES
Current portion of long-term debt	$449,447	$292,292
Related-party notes payable	2,024,250	-
Accounts payable	8,479,183	7,932,464
Due to related parties	698,338	1,147,206
Accrued liabilities	828	3,757
Total Current Liabilities	11,652,046	9,375,719
LONG-TERM LIABILITIES
Asset retirement obligation	446,128	424,307
Contract liabilities	40,000	-
Economic Injury Disaster Loan	150,000	-
Paycheck Protection Program Loan	638,800	-
Long-term debt	482,443	931,890
Total Long-Term Liabilities	1,757,371	1,356,197
Total Liabilities	13,409,417	10,731,916
COMMITMENTS AND CONTINGENCIES
PARTNERS' CAPITAL (DEFICIT)
General partners	(2,710,317)	(1,935,489)
Limited partner	(1,336,784)	(845,467)
Total Partners' Deficit	(4,047,101)	(2,780,956)
TOTAL LIABILITIES AND PARTNERS' CAPITAL (DEFICIT)	$9,362,316	$7,950,960

The accompanying notes are an integral part of these combined financial statements.

SCRUBGRASS GENERATING COMPANY, LP AND

STRONGHOLD DIGITAL MINING LLC

AUDITED COMBINED STATEMENTS OF OPERATIONS

Years ended December 31, 2020 and 2019

	2020	2019
OPERATING REVENUES
Energy	$518,397	$7,047,237
Capacity	2,816,457	3,832,457
Cryptocurrency hosting	252,413	-
Cryptocurrency mining	339,456	33,337
Other	191,661	136,299
Total operating revenues	4,118,384	11,049,330
OPERATING EXPENSES
Fuel	425,126	8,435,990
Operations and maintenance	3,305,833	5,637,118
General and administrative	2,269,525	3,072,285
Depreciation and amortization	558,630	483,658
Total operating expenses	6,559,114	17,629,051
Operating Loss	(2,440,730)	(6,579,921)
OTHER INCOME (EXPENSE)
Interest income	2,982	4,177
Interest expense	(205,480)	(192,961)
Gain on extinguishment of EIDL advance	10,000	-
Realized gain (loss) on sale of cryptocurrencies	31,810	(1,516)
Commission on sale of ash	-	590,832
Derivative contracts, net	1,207,131	2,244,810
Waste coal credits	1,188,210	2,011,044
Renewable energy credits	35,493	105,532
Other	25,590	(33,640)
Total other income	2,295,736	4,728,278
NET LOSS	$(144,994)	$(1,851,443)

The accompanying notes are an integral part of these combined financial statements.

SCRUBGRASS GENERATING COMPANY, LP AND

STRONGHOLD DIGITAL MINING LLC

COMBINED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL (DEFICIT)

Years ended December 31, 2020 and 2019

	Limited Partner	General Partners and Members	Total Partners' Deficit
Balance - December 31, 2018	$(106,474)	$(246,855)	$(353,329)
Net loss	(564,980)	(1,286,463)	(1,851,443)
Distributions paid	(174,013)	(402,171)	(576,184)
Balance - December 31, 2019	$(845,467)	$(1,935,489)	$(2,780,956)
Partner contribution	-	62,000	62,000
Net (loss) income	(147,546)	2,552	(144,994)
Distributions paid	(343,771)	(839,380)	(1,183,151)
Balance - December 31, 2020	$(1,336,784)	$(2,710,317)	$(4,047,101)

The accompanying notes are an integral part of these combined financial statements.

SCRUBGRASS GENERATING COMPANY, LP AND

STRONGHOLD DIGITAL MINING LLC

COMBINED STATEMENTS OF CASH FLOWS

Years ended December 31, 2020 and 2019

	December 31, 2020	December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(144,994)	$(1,851,443)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depreciation of property and equipment	558,630	483,658
Accretion of asset retirement obligation	21,821	20,662
Forgiveness of EIDL advance	(10,000)	-
Loss on disposal of assets	-	23,113
Derivative contracts, net	505,747	(1,423,602)
Realized (gain) loss on sale of cryptocurrencies	(31,810)	1,516
(Increase) decrease in assets:
Cryptocurrencies	(339,456)	(33,337)
Accounts receivable	70,618	339,760
Due from related party	(302,975)	-
Inventory	132,591	(68,236)
Other current assets	(7,871)	(3,940)
Increase (decrease) in liabilities:
Accounts payable	546,719	2,778,390
Due to related parties	(448,868)	488,683
Accrued liabilities	(2,929)	(42)
Contract liabilities	40,000	-
NET CASH PROVIDED BY OPERATING ACTIVITIES	587,223	755,182

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of cryptocurrencies	158,615	17,982
Purchase of property, plant and equipment	(1,986,401)	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(1,827,786)	17,982

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on long-term debt	(292,292)	(250,058)
Proceeds from PPP loan	638,800	-
Proceeds from EIDL loan	150,000	-
Proceeds from EIDL advance	10,000	-
Proceeds from related-party notes payable	2,024,250	-
Partner contribution	62,000	-
Distributions paid	(1,183,151)	(576,184)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	1,409,607	(826,242)

NET INCREASE (DECREASE) IN CASH	169,044	(53,078)

CASH - BEGINNING OF YEAR	134,143	187,221

CASH - END OF YEAR	$303,187	$134,143

The accompanying notes are an integral part of these combined financial statements.

SCRUBGRASS GENERATING COMPANY, LP AND

STRONGHOLD DIGITAL MINING LLC

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 1 - NATURE OF OPERATIONS AND PARTNERSHIP INFORMATION

Scrubgrass Generating Company, L.P. (“Scrubgrass”) is a Delaware limited partnership formed on December 1, 1990. Q Power, LLC is a multi-member limited liability company and indirectly holds limited and general partner interests of Scrubgrass. Additionally, Aspen Scrubgrass Participant, LLC, a wholly-owned subsidiary of Olympus Power, LLC, is a limited partner of Scrubgrass.

Scrubgrass has two subsidiaries: Clearfield Properties, Inc. (“Clearfield”), which was formed for the purpose of purchasing a 175-acre site in Clearfield County, Pennsylvania, and acquiring access to certain coal material; and Leechburg Properties, Inc. (“Leechburg”), which was formed for the purpose of acquiring access rights to certain waste coal sites. Leechburg was a dormant entity on December 31, 2019 and 2020.

Pursuant to an equity Assignment and Assumption agreement dated September 24, 2020, Q Power LLC assigned a 50%-member interest to a second individual.  As a result, two individuals are the sole members of Q Power LLC. Stronghold Power LLC (“Stronghold”) was established on February 12, 2020 as a Delaware Limited Liability Company and is 100% owned by Q Power LLC.  Stronghold was created to pursue opportunities involving cryptocurrency mining as well as providing hosting services for third-party miners.

Currently, Scrubgrass and Stronghold (collectively the “Company”), form a vertically integrated cryptocurrency mining operation, which utilizes specialized computers (also known as “miners”) using application-specific integrated circuit (ASIC) chips to solve complex cryptographic algorithms in order to support the Bitcoin blockchain (in a process known as “solving a block”), in exchange for cryptocurrency rewards. For all reported periods, Scrubgrass and Stronghold were under common control.

The Company buys and maintains a fleet of cryptocurrency mining equipment and the required infrastructure, it also provides power to third party cryptocurrency miners under favorable Power Purchase Agreement (“PPA”) agreements, and it sells energy as a merchant power producer and receives capacity payments from PJM for making its energy available to the grid.  Waste coal credits are earned by Scrubgrass by generating electricity by using coal refuse.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The combined financial statements include the accounts and operations of Scrubgrass Generating Co., LP, its wholly owned subsidiaries Clearfield and Leechburg, and Stronghold Digital Mining, LLC. All intercompany accounts and balances have been eliminated in combination.

The combined financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles. These combined financial statements reflect changes in statements of operations, changes in partners’ capital (deficit) and cash flows of the Company.

SCRUBGRASS GENERATING COMPANY, LP AND

STRONGHOLD DIGITAL MINING LLC

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Adoption of New Accounting Standard

As of January 1, 2019, the Company adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606).  Topic 606 supersedes the revenue recognition requirements in FASB ASC 605, Revenue Recognition, and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services.  The Company adopted Topic 606 under the modified retrospective approach whereby the cumulative effect of adopting the new guidance was recognized on the date of initial application.  The adoption of ASC 606 did not result in a change to the accounting for revenue, as such, no cumulative effect adjustment was recorded.

Cash

The Company places its cash with a financial institution that it considers to be of high quality; however, at times, the deposits may be in excess of the Federal Deposit Insurance Corporation insurance limits applicable in the United States.

Cryptocurrencies

Cryptocurrencies are included in current assets in the combined balance sheet.  Cryptocurrencies purchased are recorded at cost and cryptocurrencies awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below. Currently Bitcoin constitutes the only cryptocurrency the Company mines or holds in material amounts.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives.  An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired.  Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured.  In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists.  If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary.  If the Company concludes otherwise, it is required to perform a quantitative impairment test.  To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset.  Subsequent reversal of impairment losses is not permitted.

Purchases of cryptocurrencies by the Company are included within investing activities in the accompanying combined statements of cash flows, while cryptocurrencies awarded to the Company through its mining activities are included within operating activities on the accompanying combined statements of cash flows.  The sales of cryptocurrencies are included within investing activities in the accompanying combined statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the combined statements of operations.  The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

SCRUBGRASS GENERATING COMPANY, LP AND

STRONGHOLD DIGITAL MINING LLC

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cryptocurrencies (Continued)

The following table presents the activities of the cryptocurrencies for the years ended December 31:

	2020	2019

Cryptocurrencies at beginning of year	$15,436	$1,597
Additions of cryptocurrencies	339,456	33,337
Realized gain (loss) on sale of cryptocurrencies	31,810	(1,516)
Sale of cryptocurrencies	(158,615)	(17,982)

Cryptocurrencies at end of year	$228,087	$15,436

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from balances outstanding at year end.  An allowance for doubtful accounts is provided when necessary and is based upon management’s evaluation of outstanding accounts receivable at year end.  The potential risk is limited to the amount recorded in the financial statements.  No allowance was considered necessary as of December 31, 2020 and 2019.

Inventory

Waste coal, fuel oil and limestone are valued at the lower of average cost or net realizable value and includes all related transportation and handling costs.

The Company performs periodic assessments to determine the existence of obsolete, slow-moving and unusable inventory and records necessary provisions to reduce such inventories to net realizable value.

Derivative Contracts

In accordance with guidance on accounting for derivative instruments and hedging activities all derivatives should be recognized at fair value.  Derivatives or any portion thereof, that are not designated as, and effective as, hedges must be adjusted to fair value through earnings.  Derivative contracts are classified as either assets or liabilities on the accompanying combined balance sheets.  Such contracts are accounted for on an accrual basis.

The Company uses derivative instruments to mitigate its exposure to various energy commodity market risks.  The Company does not enter into any derivative contracts or similar arrangements for speculative or trading purposes.  The Company will, at times, sell its forward unhedged electricity capacity to stabilize its operating margins.

On December 31, 2020, all derivative contracts were settled.

Fair Value Measurements

The Company measures at fair value certain of its financial and non-financial assets and liabilities by using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, essentially an exit price, based on the highest and best use of the asset or liability.

SCRUBGRASS GENERATING COMPANY, LP AND

STRONGHOLD DIGITAL MINING LLC

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)

The levels of the fair value hierarchy are:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  On December 31, 2019, the Company remeasured its derivative contracts at fair value using Level 1 inputs obtained from active markets.  On December 31, 2020, the Company does not have any assets or liabilities remeasured at fair value as there were no open positions.

Property and Equipment

Property and equipment are recorded at cost.  Depreciation is provided using the straight-line method over estimated useful lives (EUL).  Repairs and maintenance, which do not extend the lives of applicable assets, are expensed as incurred.  Gain or loss resulting from the retirement or other disposition of assets is included in income.

The Company’s depreciation is based on its Facility being considered a single property unit.  Certain components of the Facility may require replacement or overhaul several times over its estimated life.  Costs associated with overhauls are recorded as an expense in the period incurred.  However, in instances where a replacement of a Facility component is significant and the Company can reasonably estimate the original cost of the component being replaced, the Company will write-off the replaced component and capitalize the cost of the replacement.  The component will be depreciated over the lesser of the EUL of the component or the remaining useful life of the Facility.

Cryptocurrency Machines

The Company records all assets associated with the cryptocurrency hosting operations at cost.  These assets are comprised of storage trailers and the related electrical components.

The Company operates in an emerging industry for which limited data is available to make estimates of the useful economic lives of specialized equipment.  Management has determined that two years best reflects the current expected useful life of transaction verification servers.  This assessment takes into consideration the availability of historical data and management’s expectations regarding the direction of the industry including potential changes in technology.  Management will review this estimate annually and will revise such estimate as and when data comes available.

To the extent that any of the assumptions underlying management’s estimate of useful life of its transaction verification servers are subject to revision in a future reporting period either as a result of changes in circumstances or through the availability of greater quantities of data then the estimated useful life could change and have a prospective impact on depreciation expense and the carrying amounts of these assets.

SCRUBGRASS GENERATING COMPANY, LP AND

STRONGHOLD DIGITAL MINING LLC

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of long-lived assets

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the long-lived asset is used, and the effects of obsolescence, demand, competition, and other economic factors.

Asset Retirement Obligations

Asset retirement obligations, including those conditioned on future events, are recorded at fair value in the period in which they are incurred, if a reasonable estimate of fair value can be made.  The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset in the same period.  In each subsequent period, the liability is accreted to its present value and the capitalized cost is depreciated over the EUL of the long-lived asset.  If the asset retirement obligation is settled for other than the carrying amount of the liability, the Company recognizes a gain or loss on settlement.  The Company’s asset retirement obligation represents the cost the Company would incur to perform environmental clean-up or dismantle certain portions of the Facility.

Revenue Recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers.  The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.  The following five steps are applied to achieve that core principle:

•	Step 1: Identify the contract with the customer
•	Step 2: Identify the performance obligations in the contract
•	Step 3: Determine the transaction price
•	Step 4: Allocate the transaction price to the performance obligations in the contract
•	Step 5: Recognize revenue when the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct.  A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met:  The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.  The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both.

SCRUBGRASS GENERATING COMPANY, LP AND

STRONGHOLD DIGITAL MINING LLC

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

When determining the transaction price, an entity must consider the effects of all of the following:

•	Variable consideration
•	Constraining estimates of variable consideration
•	The existence of a significant financing component in the contract
•	Noncash consideration
•	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.  The transaction price is allocated to each performance obligation on a relative standalone selling price basis.  The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.  There were no revenue streams with variable consideration during 2020 and 2019.

The Company’s policies with respect to its revenue streams are detailed below.

Energy Revenue

The Company operates as a market participant through PJM Interconnection, a Regional Transmission Organization (“RTO”) that coordinates the movement of wholesale electricity.  The Company sells energy in the wholesale generation market in the PJM RTO.  Energy revenues are delivered as a series of distinct units that are substantially the same and that have the same pattern of transfer to the customer over time and are therefore accounted for as a distinct performance obligation.  The transaction price is based on pricing published in the day ahead market which constitute the stand-alone selling price.

Energy revenue is recognized over time as energy volumes are generated and delivered to the RTO (which is contemporaneous with generation), using the output method for measuring progress of satisfaction of the performance obligation.  The Company applies the invoice practical expedient in recognizing energy revenue.  Under the invoice practical expedient, energy revenue is recognized based on the invoiced amount which is considered equal to the value provided to the customer for the Company’s performance obligation completed to date.

Reactive energy power is provided to maintain a continuous voltage level. Revenue from reactive power is recognized ratably over time as the Company stands ready to provide it if called upon by the PJM RTO.

Capacity Revenue

The Company provides capacity to a customer through participation in capacity auctions held by the PJM RTO.  Capacity revenues are a series of distinct performance obligations that are substantially the same and that have the same pattern of transfer to the customer over time and are therefore accounted for as a distinct performance obligation.  The transaction price for capacity is market-based and constitutes the stand-alone selling price.

SCRUBGRASS GENERATING COMPANY, LP AND

STRONGHOLD DIGITAL MINING LLC

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Capacity Revenue (Continued)

As capacity represents the Company’s stand-ready obligation, capacity revenue is recognized as the performance obligation is satisfied ratably over time, on a monthly basis, since the Company stands ready equally throughout the period to deliver power to the PJM RTO if called upon.  The Company applies the invoice practical expedient in recognizing capacity revenue.  Under the invoice practical expedient, capacity revenue is recognized based on the invoiced amount which is considered equal to the value provided to the customer for the Company’s performance obligation completed to date.  Penalties may be assessed by the PJM RTO against generation facilities if the facility is not available during the capacity period.  The penalties assessed by the PJM RTO, if any, are recorded as a reduction to capacity revenue when incurred.

Cryptocurrency Hosting

The Company has entered into customer hosting contracts whereby the Company provides electrical power to cryptocurrency mining customers, and the customers pay a stated amount per MWh (Contract Capacity).  This amount is paid monthly in advance.  Amounts used in excess of the Contract Capacity are billed based upon calculated formulas as contained in the contracts.  If any shortfalls occur to due to outages, make-whole payment provisions contained in the contracts are used to offset the billings to the customer which prevented them from cryptocurrency mining.

Cryptocurrency Mining

The Company has entered into digital asset mining pools by executing contracts, as amended from time to time, with the mining pool operators to provide computing power to the mining pool.  The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator.  In exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less digital asset transaction fees to the mining pool operator which are recorded as a component of cost of revenues), for successfully adding a block to the blockchain.  The terms of the agreement provides that neither party can dispute settlement terms after thirty-five days following settlement.  The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities.  The provision of providing such computing power is the only performance obligation in the Company’s contracts with mining pool operators.  The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools.  The consideration is all variable.  Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized.  There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency at the time of receipt.  There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment.  In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s combined financial position and results from operations.

SCRUBGRASS GENERATING COMPANY, LP AND

STRONGHOLD DIGITAL MINING LLC

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Waste Coal Credits

Waste coal credits are issued by the Commonwealth of Pennsylvania. Facilities that generate electricity by using coal refuse for power generation, control acid gasses for emission control, and use the ash produced to reclaim mining-affected sites are eligible for such credits. Income related to these credits is recorded upon cash receipt.

Income Taxes

Scrubgrass and Stronghold are structured as a limited partnership and limited liability company, respectively; therefore, the taxable income or loss of the Company is included in the income tax returns of the individual partners.  Accordingly, no recognition has been given to federal or state income taxes in the accompanying financial statements.

Scrubgrass' two subsidiaries, Clearfield and Leechburg, are corporations for federal and state income tax purposes.  Income taxes attributable to Clearfield and Leechburg are provided based on the asset and liability method of accounting pursuant to the Income Taxes Topic of the FASB ASC.  Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all, of the deferred tax asset will not be realized. Clearfield and Leechburg have not recorded any temporary differences resulting in neither a deferred tax asset nor liability for the years ending December 31, 2020.

Clearfield and Leechburg follow the Accounting for Uncertainty in Income Taxes Sub-Topic of the FASB ASC which governs the accounting for uncertainty in income taxes.  Pursuant to this Sub-Topic, a tax position can be recognized in the financial statements only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position.  A position that meets this standard is measured as the largest amount of benefit that will more likely than not be realized upon settlement.  A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements.  Clearfield and Leechburg did not recognize an impact under this Sub-Topic for the years ending December 31, 2020 and 2019.  As of December 31, 2020, the tax years ended December 31, 2017 through 2020 are open for potential examination by taxing authorities.

SCRUBGRASS GENERATING COMPANY, LP AND

STRONGHOLD DIGITAL MINING LLC

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Our chief operating decision-maker is our chief executive officer. The Company functions in two operating segments about which separate financial information is available as follows:

	2020	2019
Operating Revenues
Energy Operations	$3,526,515	$11,015,993
Cryptocurrency Operations	591,869	33,337
Total Operating Revenues	$4,118,384	$11,049,330

Operating (Loss) Income
Energy Operations	$(2,454,197)	$(6,611,924)
Cryptocurrency Operations	13,467	32,003
Total Operating Loss	$(2,440,730)	$(6,579,921)
Other Income, net (a)	2,295,736	4,728,478
Net Income/(Loss)	$(144,994)	$(1,851,443)

Depreciation and Amortization
Energy Operations	$(558,630)	$(483,658)
Cryptocurrency Operations	-	-
Total	$(558,630)	$(483,658)

Interest Expense
Energy Operations	$(205,480)	$(192,961)
Cryptocurrency Operations	-	-
Total	$(205,480)	$(192,961)

(a)

The Company does not allocate other income, net for segment reporting purposes. Amount is shown as a reconciling item between net operating income/(loss) and consolidated income before taxes. Refer to combined statement of operations for the years ended December 31, 2020 and 2019 for further details.

SCRUBGRASS GENERATING COMPANY, LP AND

STRONGHOLD DIGITAL MINING LLC

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segment Reporting (Continued)

Assets, at December 31, 2020, by energy operations and cryptocurrency operations totaled $6,743,479 and $2,618,837, respectively. Assets at December 31, 2019 related to cryptocurrency operations were not significant.

	Energy Operations	Cryptocurrency Operations	Total

Cash	$223,188	$79,999	$303,187
Cryptocurrencies	-	228,087	228,087
Accounts receivable	65,900	-	65,900
Due from related party	-	302,975	302,975
Inventory	396,892	-	396,892
Derivative contracts, net	-	-	-
Other current assets	65,831	-	65,831
Property, plant and equipment, net	5,806,423	2,007,776	7,814,199
Road bond	185,245	-	185,245

	$6,743,479	$2,618,837	$9,362,316

Recently Issued Accounting Pronouncements

In February 2016, FASB issued ASU 2016-02, Leases (“Topic 842”), which supersedes ASC Topic 840, Leases.  Topic 842 requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet.  The update also expands the required quantitative and qualitative disclosures surrounding leases.  Topic 842 will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements.  In November 2019, FASB deferred the effective date for implementation of Topic 842 by one year and, in June 2020, FASB deferred the effective date by an additional year.  The guidance under Topic 842 is effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022.  Earlier adoption is permitted.  The Company is in the process of developing its new accounting policies and determining the potential aggregate impact this guidance is likely to have on its combined financial statements as of its adoption date.

NOTE 3 - INVENTORY

Inventories consist of the following components on December 31:

	2020	2019
Waste coal	$342,476	$451,073
Fuel oil	33,243	36,383
Limestone	21,173	42,027

	$396,892	$529,483

SCRUBGRASS GENERATING COMPANY, LP AND

STRONGHOLD DIGITAL MINING LLC

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following on December 31:

	2020	2019
Land and electric plant (land: non-depreciable; plant: 5-40 years)	$30,288,979	$30,288,979
Machinery and equipment (2-10 years)	2,862,736	2,421,124
Computer hardware and software (3-5 years)	5,062	4,236
Vehicles (7 years)	81,733	81,733
Construction in progress (non-depreciable)	1,544,536	-
Asset retirement obligation (5 years)	79,848	79,848

	34,862,894	32,875,920
Accumulated depreciation and amortization	(27,048,695)	(26,489,492)

	$7,814,199	$6,386,428

Depreciation and amortization charged to operations was $558,630 and $483,658 for the years ended December 31, 2020 and 2019, respectively.

There were no impairment charges related to miners for the years ended December 31, 2020 and 2019.

SCRUBGRASS GENERATING COMPANY, LP AND

STRONGHOLD DIGITAL MINING LLC

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 5 - LONG-TERM DEBT

Long-term debt consisted of the following on December 31:

	2020	2019
$66,076 loan for equipment with monthly payments of $1,537 with interest at 5.55%, due July 2021.	$16,440	$30,896

$75,000 loan for equipment with monthly payments of $2,489 with interest at 12.67%, due April 2021.	14,934	34,362

$142,000 loan for equipment with monthly payments of $4,620 with interest at 11.21%, due April 2021.	18,056	68,364

$70,000 loan for equipment with monthly payments of $2,300 with interest at 11.92%, due April 2021.	8,974	31,900

$499,520 loan for equipment with monthly payments of $8,863 with interest at 2.49% due December 2023.	333,599	396,500

$499,895 loan for equipment with monthly payments of $11,054 with interest at 2.95% due July 2023.	371,490	460,450

$212,675 loan for equipment with monthly payments of $7,239 with interest at 6.75% due October 2022.	168,397	201,710

	931,890	1,224,182
Less current portion	449,447	292,292

	$482,443	$931,890

Future scheduled maturities on the outstanding borrowings for each of the next three years as of December 31, 2020 are as follows:

Years ending,
2021	$449,447
2022	300,887
2023	181,556

$931,890

SCRUBGRASS GENERATING COMPANY, LP AND

STRONGHOLD DIGITAL MINING LLC

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 6 - PAYCHECK PROTECTION PROGRAM AND ECONOMIC INJURY DISASTER LOANS

The Company received a $638,800 loan in April 2020 under the Paycheck Protection Program (PPP) pursuant to the Coronavirus, Aid, Relief, and Economic Security (CARES) Act and a loan of $150,000 was issued as an Economic Injury Disaster Loan (EIDL) and a $10,000 advance from the EIDL.  As a U.S. small business, the Company qualified for the PPP, which allowed businesses and non-profits with fewer than 500 employees to obtain loans of up to $10 million to incentivize companies to maintain their workers as they manage the business disruptions caused by the COVID-19 outbreak.  On December 27, 2020, the Bipartisan-Bicameral Omnibus COVID Relief Deal eliminated the requirement that PPP borrowers deduct the amount of EIDL advance from their PPP forgiveness amount.  As of December 31, 2020, the $10,000 advance was recognized as other income.

As of December 31, 2020, $150,000 remains on the EIDL loan, which matures in April 2050.  The loan bears interest at 3.75%, requires $731 in monthly installments, and is secured by substantially all assets of the Company.

The principal payments required on the EIDL loan for years subsequent to December 31, 2020 are as follows:

Years ending,
2021	$-
2022	2,987
2023	3,102
2024	3,206
2025	3,346
Thereafter	137,359

$150,000

Subsequent to year end, the Company applied for and received forgiveness of this PPP loan. On March 16, 2021, the Company received a loan of $841,670 under the Second Draw Paycheck Protection Program.

NOTE 7 - CONCENTRATIONS

Credit risk is the risk of loss the Company would incur if counterparties fail to perform their contractual obligations (including accounts receivable).  The Company primarily conducts business with counterparties in the cryptocurrency mining and energy industry.  This concentration of counterparties may impact the Company’s overall exposure to credit risk, either positively or negatively, in that its counterparties may be similarly affected by changes in economic, regulatory or other conditions.  The Company mitigates potential credit losses by dealing, where practical, with counterparties that are rated at investment grade by a major credit agency or have a history of reliable performance within the cryptocurrency mining and energy industry.

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable.  The Company’s significant credit risk is primarily concentrated with DEBM, which amounted to approximately 100% of the Company’s energy revenues for the years ended December 31, 2020 and 2019.  DEBM accounted for 75% and 38% of the Company’s accounts receivable balance at December 31, 2020 and 2019, respectively.

For the years ended December 31, 2020 and 2019, the Company purchased 100% and 99% of coal from two related parties, respectively.  See Note 9 for further information.

SCRUBGRASS GENERATING COMPANY, LP AND

STRONGHOLD DIGITAL MINING LLC

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 8 - COMMITMENTS AND CONTINGENCIES

The Company experiences routine litigation in the normal course of business.  Management is of the opinion that none of this routine litigation will have a material adverse effect on the Company’s combined financial position or results of operations.

NOTE 9 - RELATED-PARTY TRANSACTIONS

Related-Party Notes

In December 2020, one of the general partners loaned $1,500,000 to the Company for working capital and equipment financing.  The loan is due December 2021 plus applicable interest. Interest accrues daily at 8.0%.  On December 31, 2020, the outstanding balance due was $1,500,000.

In December 2020, a second general partner loaned $524,250 to the Company for working capital and equipment financing.  The loan is due December 2021 plus applicable interest.  Interest accrues daily at 8.0%.  On December 31, 2020, the outstanding balance due was $524,250.

Management Services Agreement

The Company has a management services agreement with Q Power, LLC to provide day-to-day management and administration services to the Company.  The agreement provides for a monthly fee of $25,000 in 2020 and $50,000 in 2019.  Amounts incurred for the years ended December 31, 2020 and 2019 were $300,000 and $600,000, respectively.

The Company has an amount due from Q Power, LLC of $302,975 on December 31, 2020.

Waste Coal Agreement

The Company is obligated under a Waste Coal Agreement (the “WCA”) to take minimum annual delivery of 200,000 tons of waste coal as long as there is a sufficient quantity of Waste Coal that meets the Average Quality Characteristics.  Under the terms of the WCA, the Company is not charged for the waste coal itself but is charged a $6.07 per ton base handling fee as it is obligated to mine, process, load and otherwise handle the waste coal for itself and also for other customers of Coal Valley Sales, LLC (“CVS”) from the Russellton Site specifically.  The Company is also obligated to unload and properly dispose of ash at the Russellton site.

A reduced handling fee is charged at $1.00 per ton for any tons in excess of the minimum take of 200,000 tons.  The Company is the designated operator at the Russellton site and therefore is responsible for complying with all state and federal requirements and regulations.

In December 2019, the Company notified CVS by letter that it intended to reduce its payments and halt production from the Russellton site due to reasons consisting of but not limited to decline of power pricing, non-performance of the Company’s trucking contractor and CVS’s loss of other customers sales.

In December 2020, the Company notified CVS by letter that it intends to restart operations at Russellton during the first quarter of 2021.  It proposed a ramp-up of tons and payments at $25,000 a month until the economics of the plant steady and return to the minimum take per the contract.

The Company purchased coal from Coal Valley Properties, LLC, a single-member LLC which is entirely owned by one individual that has ownership in Q Power LLC, and from CVS.  CVS is a single-member LLC which is owned by a coal reclamation partnership of which an owner of Q Power LLC has a direct and an indirect interest in the partnership of 16.26%.

SCRUBGRASS GENERATING COMPANY, LP AND

STRONGHOLD DIGITAL MINING LLC

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 9 - RELATED-PARTY TRANSACTIONS (CONTINUED)

Waste Coal Agreement (Continued)

The Company purchased coal from the following related parties for the years ended December 31, as follows:

	2020	2019
Coal Purchases:
Coal Valley Properties, LLC	$-	$754,305
Coal Valley Sales, LLC	17,095	1,210,562
	$17,095	$1,964,867

Amounts due to related parties on December 31:

	2020	2019
Payables:
Coal Valley Properties, LLC	$188,338	$188,338
Q Power LLC	510,000	695,000
Coal Valley Sales, LLC	-	263,868
	$698,338	$1,147,206

The Company earned commissions from Coal Valley Properties, LLC on sales of ash of $590,832 for the year ended December 31, 2019.  The Company had receivables from those sales to Coal Valley Properties, LLC of $6,148 as of December 31, 2019.

NOTE 10 - COVID-19

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report.  As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations.  Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce.  Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the future effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity.

NOTE 11 - SUPPLEMENTAL CASH FLOW INFORMATION

Supplementary cash flow disclosures as of December 31:

	2020	2019
Equipment financed with debt	$-	$712,570
Interest paid	$205,480	$192,961

SCRUBGRASS GENERATING COMPANY, LP AND

STRONGHOLD DIGITAL MINING LLC

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 12 - SUBSEQUENT EVENTS

Corporate Reorganization

Stronghold Digital Mining Inc. (“Stronghold Inc.”) was incorporated as a Delaware corporation on March 19, 2021. On April 1, 2021, contemporaneously with the April 2021 Private Placement (as defined herein), the Company underwent a corporate reorganization pursuant to a Master Transaction Agreement, which is referred to herein as the “Reorganization.”

Immediately prior to the Reorganization, Q Power directly held all of the equity interests in Stronghold Digital Mining LLC (“SDM”), and indirectly held 70% of the limited partner interests, and all of the general partner interests, in Scrubgrass LP, through wholly-owned subsidiaries EIF Scrubgrass, LLC (“EIF Scrubgrass”), Falcon Power LLC (“Falcon”) and Falcon’s wholly-owned subsidiary Scrubgrass Power LLC (“Scrubgrass Power”). Aspen Scrubgrass Participant, LLC (“Aspen”), a subsidiary of Olympus Power, LLC (“Olympus”), held the remaining 30% of the limited partner interests in Scrubgrass LP.  Scrubgrass LP is a Delaware limited partnership originally formed on December 1, 1990 under the name of Scrubgrass Generating Company, L.P. SDM is a Delaware limited liability company originally formed on February 12, 2020 under the name Stronghold Power LLC.

Contemporaneously with the Reorganization, using in part 200,000 shares of newly issued Series A Preferred Stock of Stronghold Inc. and in part proceeds from the April 2021 Private Placement, Stronghold Inc. acquired all of Aspen’s limited partner interest in Scrubgrass LP (the “Aspen Interest”).  Pursuant to the Reorganization, Q Power contributed all of its ownership interests in EIF Scrubgrass, Falcon and SDM to Stronghold LLC in exchange for 9,400,000 common units of Stronghold LLC (“Stronghold LLC Units”), Stronghold Inc. contributed cash (using the remaining proceeds from the April 2021 Private Placement, net of fees, expenses and amounts paid to Aspen), 9,400,000 shares of Class V common stock of Stronghold Inc. and the Aspen Interest to Stronghold LLC in exchange for 3,600,000 preferred units of Stronghold LLC, and Stronghold LLC immediately thereafter distributed the 9,400,000 shares of Class V common stock to Q Power.  In addition, effective as of April 1, 2021, Stronghold Inc. acquired 5,000 Stronghold LLC Units held by Q Power (along with an equal number of shares of Class V common stock) in exchange for 5,000 newly issued shares of Class A common stock.

As a result of the Reorganization, the acquisition of the Aspen Interest and the acquisition of Stronghold LLC Units by Stronghold Inc. discussed above, (i) Q Power acquired and retained 9,395,000 Stronghold LLC Units, 5,000 shares of Class A common stock of Stronghold Inc., and 9,395,000 shares of Class V common stock of Stronghold Inc., effectively giving Q Power approximately 72% of the voting power of Stronghold Inc. and approximately 72% of the economic interest in Stronghold LLC, (ii) Stronghold Inc. acquired 3,600,000 preferred units of Stronghold LLC and 5,000 Stronghold LLC Units, effectively giving Stronghold Inc. approximately 28% of the economic interest in Stronghold LLC, (iii) Stronghold Inc. became the sole managing member of Stronghold LLC and is responsible for all operational, management and administrative decisions relating to Stronghold LLC’s business and will consolidate financial results of Stronghold LLC and its subsidiaries, (iv) Stronghold Inc. became a holding company whose only material asset consists of membership interests in Stronghold LLC, and (v) Stronghold LLC directly or indirectly owns all of the outstanding equity interests in the subsidiaries through which it operates its assets, including Scrubgrass LP and SDM.

The Company’s organizational structure following the Reorganization is commonly referred to as an umbrella partnership-C corporation (or “Up-C”) structure.  Pursuant to this structure, following this offering Stronghold Inc. will hold a number of Stronghold LLC Units equal to the number of shares of Class A common stock issued and outstanding, and Stronghold Unit Holders (other than Stronghold Inc.) will hold a number of Stronghold LLC Units equal to the number of shares of Class V common stock issued and outstanding.

SCRUBGRASS GENERATING COMPANY, LP AND

STRONGHOLD DIGITAL MINING LLC

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 12 - SUBSEQUENT EVENTS (CONTINUED)

Corporate Reorganization (Continued)

Pursuant to the terms of the Preferred Stock, on (i) the date that a registration statement registering the shares of Class A common stock issuable upon the conversion of the Preferred Stock is declared effective by the SEC or (ii) the date on which a “Significant Transaction Event” occurs, as defined in the Company’s amended and restated certificate of incorporation, such shares of Preferred Stock will automatically convert into shares of Class A common stock of Stronghold Inc. on a one to one ratio, subject to certain adjustments as set forth in the Company’s amended and restated certificate of incorporation.  Correspondingly, pursuant to the Stronghold LLC Agreement, preferred units in Stronghold LLC automatically convert into  Stronghold LLC Units on a one to one ratio under like circumstances (subject to corresponding adjustments). All of the outstanding shares of Preferred Stock will convert into shares of Class A common stock  in connection with this offering (the “Preferred Stock Conversion”) and, correspondingly, all of the preferred units in Stronghold LLC will convert into Stronghold LLC Units.

Each share of Class V common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally.  Holders of Class A common stock and Class V common stock vote together as a single class on all matters presented to the Company’s stockholders for their vote or approval, except as otherwise required by applicable law or by the Company’s amended and restated certificate of incorporation. Stronghold Inc. does not intend to list Class V common stock on any exchange.

Under the Second Amended and Restated Limited Liability Company Agreement of Stronghold LLC, as amended from time to time (the “Stronghold LLC Agreement”), each holder of Stronghold LLC units (each, a “Stronghold Unit Holder”), other than Stronghold Inc., subject to certain limitations, has the right (the “Redemption Right”) to cause Stronghold LLC to acquire all or a portion of its Stronghold LLC Units for, at Stronghold LLC’s election, (i) shares of Stronghold Inc.’s Class A common stock at a redemption ratio of one share of Class A common stock for each Stronghold LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an approximately equivalent amount of cash as determined pursuant to the Stronghold LLC Agreement.  Alternatively, upon the exercise of the Redemption Right, Stronghold Inc. (instead of Stronghold LLC) has the right (the “Call Right”), for administrative convenience, to acquire each tendered Stronghold LLC Unit directly from the redeeming Stronghold Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an approximately equivalent amount of cash as determined pursuant to the terms of the Stronghold LLC Agreement.  In addition, Stronghold Inc. has the right to require (i) upon the acquisition by Stronghold Inc. of substantially all of the Stronghold LLC Units, certain minority unitholders or (ii) upon a change of control of Stronghold Inc., each Stronghold Unit Holder (other than Stronghold Inc.), in each case, to exercise its Redemption Right with respect to some or all of such unitholder’s Stronghold LLC Units.  In connection with any redemption of Stronghold LLC Units pursuant to the Redemption Right or the Call Right, the corresponding number of shares of Class V common stock will be cancelled.

SCRUBGRASS GENERATING COMPANY, LP AND

STRONGHOLD DIGITAL MINING LLC

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 12 - SUBSEQUENT EVENTS (CONTINUED)

Corporate Reorganization (Continued)

Stronghold Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of Stronghold LLC Units pursuant to an exercise of the Redemption Right or the Call Right is expected to result in adjustments to the tax basis of the tangible and intangible assets of Stronghold LLC, and such adjustments will be allocated to Stronghold Inc. These adjustments would not have been available to Stronghold Inc. absent its acquisition or deemed acquisition of Stronghold LLC Units and are expected to reduce the amount of cash tax that Stronghold Inc. would otherwise be required to pay in the future.

In connection with the Reorganization, Stronghold Inc. entered into a Tax Receivable Agreement with Q Power and an agent named by Q Power (the “Tax Receivable Agreement”). The Tax Receivable Agreement generally provides for the payment by Stronghold Inc. to Q Power (or its permitted assignees) of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax (computed using the estimated impact of state and local taxes) that Stronghold Inc. actually realizes (or is deemed to realize in certain circumstances) as a result of (i) certain increases in tax basis that occur as a result of its acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of Stronghold Unit Holders’ Stronghold LLC Units pursuant to an exercise of the Redemption Right or the Call Right and (ii) imputed interest deemed to be paid by Stronghold Inc. as a result of, and additional tax basis arising from, any payments Stronghold Inc. makes under the Tax Receivable Agreement.

Payments will generally be made under the Tax Receivable Agreement as Stronghold Inc. realizes actual cash tax savings from the tax benefits covered by the Tax Receivable Agreement. However, if Stronghold Inc. experiences a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations, but generally would not include an initial public offering of a combination with a SPAC) or the Tax Receivable Agreement terminates early (at Stronghold Inc.’s election or as a result of Stronghold Inc.’s breach), Stronghold Inc. would be required to make an immediate payment equal to the present value of the future payments it would be required to make if it realized deemed tax savings pursuant to the Tax Receivable Agreement (determined by applying a discount rate equal to one-year LIBOR (or an agreed successor rate, if applicable) plus 100 basis points, and using numerous assumptions to determine deemed tax savings) and such early termination payment is expected to be substantial and may exceed the future tax benefits realized by Stronghold Inc. Stronghold Inc. will be dependent on Stronghold LLC to make distributions to Stronghold Inc. in an amount sufficient to cover Stronghold Inc.’s obligations under the Tax Receivable Agreement.

On April 1, 2021, Stronghold Inc. entered into the Series A Stock Purchase Agreement with certain accredited investors to sell 3,400,000 shares of Series A Preferred Stock at a price of $25.00 per share, for an aggregate purchase price of $85.0 million.

Purchase Agreements

On April 2, 2021, the Company entered into a purchase agreement with a seller for the acquisition of 15,000 of their MV7 ASIC SHA256 model cryptocurrency miner equipment (miners) with a total terahash to be delivered equal to 1.5 million terahash (total terahash).  The price per miner is $4,892.50 for an aggregate purchase price of $73,387,500 to be paid in installments.  The first installment equal to 60% of the purchase price, or $44,032,500, was paid on April 2, 2021.  The company shall make two additional installment payments of 20% of the purchase price, or $14,677,500 each, to be paid on June 2, 2021 and the other one month before the shipping date.  The seller anticipates shipping no less than 5,000 miners by October 31, 2021, no less than 5,000 miners by November 30, 2021 and the remainder by December 31, 2021.  In exchange for the delivery of the total terahash, seller shall be granted 154,114 shares of Stronghold Digital Mining at a price per share of $25.  The aggregate purchase price does not include shipping costs, which are the responsibility of the Company and shall be determined at which time the miners are ready for shipment.

SCRUBGRASS GENERATING COMPANY, LP AND

STRONGHOLD DIGITAL MINING LLC

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 12 - SUBSEQUENT EVENTS (CONTINUED)

Purchase Agreements (Continued)

The Company entered into a hardware purchase and sales agreement with a party effective April 1, 2021.  Hardware includes, but is not limited to ASIC Miners, power supply units, power distribution units and replacement fans for ASIC Miners.  All hardware must be paid for in advance before being shipped to the Company.  The Company made payments to this party totaling $4,528,000 in April 2021.

The Company entered into an agreement with a party to provide approximately 14,285 miners at a cost of approximately $33,783,000.  The Company was required to make an initial payment on the miners that are expected to begin delivery in September 2021.  The Company made a deposit of $15,758,432 in April 2021.  Once operational, after deducting an amount equal to $0.027/kWh for the actual power used, 65% of all cryptocurrency revenue generated by the miners shall be payable to the Company and 35% of all cryptocurrency revenue generated by the miners shall be payable to this party or its designee.

In April 2021, the Company purchased 800 miners for a combined purchase price of $5,657,432.  These miners have been partially delivered and the remainder are expected to be delivered in 2021.

Non-binding Letter of Intent

In March 2021, the Company entered into a non-binding letter of intent for the purchase of two additional coal refuse reclamation-to-energy facilities.

Series B Offering

On April 26, 2021, the Company commenced an offering for shares of its Series B Convertible Redeemable Preferred Stock.

PANTHER CREEK POWER OPERATING LLC

UNAUDITED CONDENSED BALANCE SHEETS

JUNE 30, 2021 AND DECEMBER 31, 2020

	June 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$47,357	$33,241
Accounts receivable	589,019	69,539
Inventory	1,716,796	2,268,653
Prepaids and other current assets	196,262	181,151
Total current assets	2,549,434	2,552,584
Property, plant and equipment	10,270,443	10,270,443
Less: accumulated depreciation	4,402,645	4,198,472
Property, plant and equipment, net	5,867,798	6,071,971
Security Deposits	164,869	246,869
Total assets	$8,582,101	$8,871,424
Liabilities and Members’ Equity
Current liabilities
Accounts payable	$498,013	$940,895
Payable to affiliates, net	2,957,590	2,628,123
Accrued liabilities	399,640	426,406
Notes payable – current portion	80,274	77,290
Total current liabilities	3,935,517	4,072,714
Notes payable – non-current portion	163,936	204,833
Total long-term liabilities	163,936	204,833
Commitments and contingencies
Members’ Equity	4,482,648	4,593,877
Total liabilities and members’ equity	$8,582,101	$8,871,424

PANTHER CREEK POWER OPERATING LLC

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDING JUNE 30, 2021 AND 2020

	2021	2020
Operating revenues
Electricity	$2,870,572	$2,624,153
Other revenue	293,567	349,734
Total operating revenues	3,164,139	2,973,887
Operating expenses
Fuel	942,057	1,865,600
Operations and maintenance	2,390,085	2,329,110
Depreciation	204,174	210,901
Total operating expenses	3,536,316	4,405,611
Loss from operations	(372,177)	(1,431,724)
Other income (expense)
Interest income	8,884	—
Interest expense	(5,252)	(5,263)
Waste coal credit	257,316	—
Total other income (expense)	260,948	(5,263)
Loss before income taxes	(111,229)	(1,436,987)
Net loss	$(111,229)	$(1,436,987)

PANTHER CREEK POWER OPERATING LLC

UNAUDITED CONDENSED STATEMENTS OF MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDING JUNE 30, 2021 AND 2020

	Olympus Panther Holdings, LLC	Liberty Bell Funding, LLC	Total Members’ Equity
Balance, January 1, 2020	$2,325,426	$4,829,678	$7,155,104
Net loss	(467,021)	(969,966)	(1,436,987)
Balance, June 30, 2020	$1,858,405	$3,859,712	$5,718,117

	Olympus Panther Holdings, LLC	Liberty Bell Funding, LLC	Total Members’ Equity
Balance, January 1, 2021	$1,493,027	$3,100,850	$4,593,877
Net loss for the period January 1, 2021 to April 15, 2021	(109,444)	(227,306)	(336,750)
Balance, April 15, 2021	1,383,583	2,873,544	4,257,127
Transfer of membership interests on April 16, 2021	(1,383,583)	1,383,583	—
Net income for the period April 16, 2021 to June 30, 2021	—	225,521	225,521
Balance, June 30, 2021	$—	$4,482,648	$4,482,648

PANTHER CREEK POWER OPERATING LLC

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDING JUNE 30, 2021 AND 2020

	2021	2020
Operating activities
Net loss	$(111,229)	$(1,436,987)
Adjustment to reconcile net loss to net cash provided by operating activities:
Depreciation	204,174	210,901
Changes in operating assets and liabilities:
Accounts receivable	(519,480)	186,184
Inventory	551,857	1,215,177
Prepaids and other current assets	(15,111)	47,808
Security deposits	82,000
Accounts payable	(442,882)	(592,436)
Payable to affiliates, net	329,467	394,304
Accrued liabilities	(26,767)	60,659
Net cash provided by operating activities	52,029	85,610
Investing activities
Purchases of property, plant and equipment	—	—
Net cash used in financing activities	—	—
Financing activities
Payment of notes payable	(37,913)	(17,425)
Net cash used in financing activities	(37,913)	(17,425)
Net increase (decrease) in cash and cash equivalents	14,116	68,185
Cash and cash equivalents, beginning of period	33,241	16,670
Cash and cash equivalents, end of period	$47,357	$84,855
Supplemental disclosure
Cash paid for interest	$10,125	$11,842

PANTHER CREEK POWER OPERATING LLC

NOTES TO THE UNAUDITED CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2021 AND 2020

1.Organization and Business

Panther Creek Partners, a Delaware general partnership (the “Partnership”) was organized in November 1989 pursuant to a Joint Venture Agreement on November 1, 1989 (as amended and restated as of July 1, 1990 and November 1, 1991, the “Partnership Agreement”) between Pegasus Power Partners, a California limited partnership (“Pegasus Partners”), and CD Panther Partners, L.P., a Delaware limited partnership (“CD Panther”). Pegasus Partners and CD Panther were general partners of the Partnership, each with a 50% interest.

The Partnership was formed to develop, own, lease and operate a culm-powered generation facility (the “Facility”) in the Borough of Nesquehoning, Carbon County, Pennsylvania, and an approximate thirty-one mile transmission line (collectively the “Project”). On December 31, 1992, the Partnership sold three separate undivided interests (aggregating 100% of the project) to State Street Bank and Trust Company of Connecticut National Association who acts as Trustee (State Street, together with U.S. Bank National Association as its successor, the “Owner Trustees”) for three independent affiliates of financial institutions, or corporations, acting as investors (the “Owner Participants”). The three Owner Trustees in turn beneficially held the real property interests related to the Facility through a fourth trust, of which State Street (and its successor U.S. Bank National Association) is also the trustee (the “Owner Real Property Trustee”).

The Partnership then leased such undivided interests back from the Owner Trustees under three separate, but substantially identical, triple net leases (the “Leases”), together with a separate reassignment and sublease agreement with the Owner Trustees and the Owner Real Property Trustee with respect to the real property interests in the Facility. The Leases, which were for nineteen years and seven months and expired in August 2012, included provisions to either extend the lease terms under a renewal option for periods ranging from two to ten years, or to purchase the Project at its fair market value or 50% of original cost at the end of the base or extended terms. Absent exercise of these options and agreement on the relevant terms, the Leases and related agreements provided for a handback of the Facility and the related interests therein to the Owner Trustees and the Owner Real Property Trustee acting on behalf of the Owner Participants.

The original bonds and construction loan of $175 million used to finance the construction of the Project were assumed by the Owner Trustees as lessors of the Project (the “Lessors”). The Partnership remained liable for various costs including fluctuations in the fixed to floating rate swap arrangements, letter of credit fees, royalties for the Facility site lease, easement payments, and continuing administrative costs of the sale-leaseback transaction.

On January 22, 2011, the Partnership notified the Lessors of its decision to exercise the purchase option permitted by Section 13(c)(i) of the Leases. This election triggered a series of events, starting with an Appraisal Procedure, which determined the Fair Market Sales Value of the Undivided Interest and Real Property Interest on the last day of the Base Lease Term. The purchase price was the lesser of the Fair Market Sales Value, which was determined to be $38,000,000, or an amount equal to $247,000,000. The Partnership then withdrew its election by giving the Lessors written notice of such withdrawal.

Prior to July 10, 2012, two of the trust interests were held by Liberty Bell Funding LLC, a wholly-owned indirect subsidiary of ArcLight Capital Holding, LLC, totaling a 67.5% interest in the Facility and the other trust interest was held by BAL Investment & Advisory, Inc., representing a 32.5% interest in the Facility. Under the Agreement to Purchase dated July 10, 2012, Olympus Panther Holdings, LLC purchased BAL Investment & Advisory, Inc.’s trust interest. Olympus Panther Holdings, LLC is owned 23.077% by Liberty Bell Funding LLC and 76.923% by Olympus Panther Funding LLC, an affiliate of Olympus Power LLC. At the termination of the lease, Liberty Bell Funding LLC and Olympus Panther Holdings, LLC contributed their trust interests in the Facility into Panther Creek Power Operating LLC, a Delaware limited liability company (the ”Company”), formed to hold the trust interests and operate the Facility. As this resulted in a change of control, the acquisition was accounted for using the purchase method of accounting for business combinations. As of December 31, 2012, through the direct and indirect membership interests, Panther Creek Power Operating LLC was owned 75% by Liberty Bell Funding LLC and 25% by Olympus Panther Funding, LLC. Under the Purchase and Sale Agreement dated July 27, 2016, Olympus Steelhead Holdings, LLC, an affiliate of Olympus Power LLC, purchased 100% of the membership in Liberty Bell Funding LLC from Liberty Bell Funding Holdings, LLC, a wholly-owned indirect subsidiary of ArcLight Capital Holding, LLC.

On April 16, 2021, Olympus Panther Funding, LLC contributed its 25% membership interest in the Company, its 76.92% of the membership interests in Olympus Panther Holdings, LLC, and its 50% of the membership interests in Panther Creek Permitting, LLC, a Delaware limited liability company, to Panther Creek Reclamation Holdings, LLC, a Delaware limited liability company. Simultaneously, Olympus Steelhead Holdings, LLC contributed its 100% membership interest in Liberty Bell Funding, LLC to Panther Creek Reclamation Holdings, LLC. Following this reorganization of the membership interests, Olympus Steelhead Holdings, LLC owns 75% of Panther Creek Reclamation Holdings, LLC, Olympus Panther Funding, LLC holds 25% of the membership interests in Panther Creek Reclamation Holdings, LLC and Panther Creek Reclamation Holdings, LLC owns 100% of Liberty Bell Funding, LLC, which in turn, owns 100% of each of the Company, Panther Creek Permitting, LLC, and Olympus Panther Holdings, LLC.

On July 9, 2021, an Equity Contribution Agreement was entered into by and among Panther Creek Reclamation Holdings, LLC, Stronghold Digital Mining Holdings, LLC and Olympus Power LLC, whereby Panther Creek Reclamation Holdings, LLC has agreed to contribute all of the membership interests in Liberty Bell Funding, LLC to Stronghold Digital Mining Holdings, LLC.

The Company has an interconnection agreement with PJM Interconnection LLC. The Company sells electricity in the day ahead market to PJM Settlement, Inc (“PJM”).

2.Going Concern

The Company has been unable to generate positive cash flows operating as a merchant coal facility under the current market conditions with PJM. The combination of low natural gas prices and mild winter weather have resulted in significantly depressed power pricing within PJM since 2019 leading to a situation where energy margins and capacity payments are not sufficient to operate the facility. Due to an extreme weather pattern in a section of the country in February 2021, the facility was dispatched by PJM for several days at favorable pricing. The facility was also dispatched by PJM for several short runs in June and July 2021 due to congestion issues within its node. However, based on the forward energy curves, management does not expect to base load operate the facility for the remainder of 2021. Without positive cash flow from regular winter dispatch and favorable capacity clearing prices in the upcoming PJM capacity auctions, management anticipates that the Company will continue to experience significant cash deficiencies under its existing cost structure.

Management of the Company is currently in negotiation with a third party to sell the Company. Management of the Company believes the viability of the Company is contingent upon the potential buyer’s ability and willingness to invest additional capital in the Company’s operations. Absent a sale to the potential buyer, the ability to continue as a going concern is predicated on the Company’s ability to meet budget and/or seek alternative financing. There are no assurances that the Company will be successful in either of these efforts.

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. These conditions raise substantial doubt about the Company’s ability to continue in operation as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.Summary of Significant Accounting Policies

Basis of Presentation

The Company’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America as codified by the Financial Accounting Standards Board (“FASB”) in its Accounting Standards Codification (“ASC”).

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reported period. While management believes current estimates are reasonable and appropriate, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments purchased with an original maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Company reviews the collectability of its accounts receivable on a regular basis, primarily under the specific identification method. As of June 30, 2021 and 2020, no allowance for doubtful accounts was considered necessary.

Inventory

Inventory consists of culm and is valued using the lower of cost or market with cost determined using the average cost method.

Property, Plant and Equipment

The Company’s property, plant and equipment is primarily comprised of a culm-powered generation facility and an approximately thirty-one mile transmission line. The value assigned was based on the fair value of the property, plant and equipment at acquisition and is being depreciated on a straight-line basis over thirty years. Other components of property, plant and equipment are stated at cost and are depreciated on a straight-line basis over their respective estimated useful lives of two to five years. Depreciation expense for the periods ended June 30, 2021 and 2020 was $204,174 and $210,900, respectively.

The Company accounts for the impairment or disposal of property, plant and equipment in accordance with Accounting Standards Codification (“ASC”) 360, Property, Plant and Equipment. An impairment loss is recognized if the carrying amount of a long-lived asset is not recoverable from its future undiscounted cash flows and measured as the difference between the carrying amount and fair value of the asset. The Company records impairment losses on long-lived assets when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows to be generated by those assets are less than the carrying amounts of those assets. Based on management’s estimates, there was no impairment of long-lived assets for the periods ended June 30, 2021 and 2020.

Revenue Recognition

On January 1, 2019, the Company adopted ASU 2014-09, “Revenues from Contracts with Customers” (ASC 606), which is the new revenue recognition guidance. The Company elected to apply ASC 606 using the modified retrospective method which allows entities to (a) record the cumulative effect of initially applying ASC 606 as an adjustment to opening member’s equity and (b) electing to apply the guidance in ASC 606 only to contracts that were not completed as of January 1, 2019.

ASC 606 requires an entity to recognize revenue when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the entity expects to be entitled to receive in exchange for those goods or services.

The adoption of ASC 606 did not result in any change to the accounting for the Company’s revenues. As such no cumulative effect adjustment was recorded to partner’s deficit as of January 1, 2019. Additionally, ASC 606 had no impact on any of the Company’s financial statement line items for the year ended December 31, 2019. The Company’s policies with respect to its revenue streams are detailed below.

Energy Revenue - The Company operates as a market participant through PJM Interconnection, a Regional Transmission Organization (“RTO”) that coordinates the movement of wholesale electricity. The Company sells energy in the wholesale generation market in the PJM RTO. Energy revenues are delivered as a series of distinct units that are substantially the same and that have the same pattern of transfer to the customer over time and are therefore accounted for as a distinct performance obligation. The transaction price is based on pricing published in the day ahead market which constitute the stand-alone selling price.

Energy revenue is recognized as energy volumes are generated and delivered to the RTO (which is contemporaneous with generation), using the output method for measuring progress of satisfaction of the performance obligation. The Company applies the invoice practical expedient in recognizing energy revenue. Under the invoice practical expedient, energy revenue is recognized based on the invoiced amount which is considered equal to the value provided to the customer for the Company’s performance obligation completed to date.

Capacity Revenue - The Company provides capacity to customers through participation in capacity auctions held by the PJM RTO. Capacity revenues are a series of distinct performance obligations that are substantially the same and that have the same pattern of transfer to the customer over time and are therefore accounted for as a distinct performance obligation. The transaction price for capacity is market-based and constitutes the stand-alone selling price.

As capacity represents the Company’s stand-ready obligation, capacity revenue is recognized as the performance obligation is satisfied ratably over time, on a monthly basis, since the Company stands ready equally throughout the period to deliver power to the PJM RTO if called upon. The Company applies the invoice practical expedient in recognizing capacity revenue. Under the invoice practical expedient, capacity revenue is recognized based on the invoiced amount which is considered equal to the value provided to the customer for the Company’s performance obligation completed to date. Penalties may be assessed by the PJM RTO against generation facilities if the facility is not available during the capacity period. The penalties assessed by the PJM RTO, if any, are recorded as a reduction to capacity revenue when incurred.

Reactive Power and Ancillary Services – Other wholesale contracts include revenue activity with the PJM RTO for reactive power and ancillary services. These are delivered over time as a series of distinct performance obligations. The transaction price for these services is market based.

Reactive power revenue is provided to maintain a continuous voltage level. Revenue from reactive power is recognized ratably over time as the Company stands ready to provide it if called upon by the PJM RTO. Ancillary service revenue is recorded when the service is performed. The right to invoice directly corresponds to the value provided to the customer for the Company’s performance obligations completed to date and therefore the Company applies the invoice practical expedient when recognizing these revenues.

Accounting for Asset Retirement Obligation

The Company accounts for asset retirement obligations in accordance with ASC 410, Asset Retirement and Environmental Obligations. ASC 410 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The costs associated with the asset retirement obligation are capitalized as part of the carrying amount of the long-lived asset. The Company does not have any asset retirement obligations as it is management’s intent to maintain these facilities in a manner such that they will be operated indefinitely.

Environmental Costs

The Company may be exposed to environmental costs in the ordinary course of business. Expenditures for ongoing compliance with environmental regulations that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and that do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments indicate that remediation efforts are probable and the costs can be reasonably estimated. Estimates of the liability are based upon currently available facts, existing technology and presently enacted laws and regulations taking into consideration the likely effects of inflation and other societal and economic factors, and include estimates of associated legal costs. These amounts also consider prior experience in remediating contaminated sites, other companies’ clean-up experience and data released by the Environmental Protection Agency or other organizations. These estimated liabilities are subject to revision in future periods based on actual costs or new circumstances, and are included on the balance sheets at their undiscounted amounts, if any. As of June 30, 2021 and 2020, no known environmental liabilities exist.

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. The Company’s income, gains, losses and tax credits for federal income tax purposes pass to the members who individually report their share of such items on their income tax returns. The Partnership is not subject to Pennsylvania state income tax.

The Company accounts for income taxes and uncertainty in income taxes in accordance with ASC 740, Income Taxes. The guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The income tax positions taken by the Company for any years open under the various statutes of limitations is that the Company continues to be exempt from federal income taxes by virtue of its pass through status and that federal income tax is attributable to the members. Management believes that this income tax position meets the more likely than not threshold and, accordingly, the tax benefit of this income tax position (no federal income tax expense or liability) has been recognized for the periods ended June 30, 2021 and 2020. The Company believes there are no income tax positions (federal or state) taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within twelve months of the reporting date.

None of the Company’s federal or state income tax returns are currently under examination by the Internal Revenue Service (“IRS”) or respective state authority. However, fiscal year 2017 and later remains subject to examination by the IRS and respective state authority.

Derivative Instruments and Hedging Activities

In accordance with ASC 815, Derivatives and Hedging, derivative instruments are recorded at fair value as either assets or liabilities in the Company’s balance sheet. For a derivative designated as, and meeting the specific criteria as a hedge, any change in fair value of the derivative against changes in future cash flows of the underlying hedged item may be deferred through other comprehensive income, a component of members’ equity, in the period of change. For a derivative not designated as, or not meeting specific criteria as a hedge, changes in fair value will be recognized in current earnings in the period of change.

The Company has certain commodity contracts for the physical delivery of purchase and sale quantities transacted in the normal course of business. Since these activities are executory contracts and qualify as normal purchase and normal sale activities under ASC 815, the Company has not recorded the value of the related contracts on its balance sheet as permitted under ASC 815.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to credit risk, consist primarily of cash and cash equivalents, and accounts receivable. The Company’s cash and cash equivalents balance includes investments in money market securities and securities backed by the U.S. Government. The Company’s cash accounts, which at times exceed federally insured limits, are held by major financial institutions.

For the periods ended June 30, 2021 and 2020, PJM accounted for approximately 56% and 88%, respectively, of the Company’s revenue and for 91% and 100%, respectively, of the Company’s trade accounts receivable as of June 30, 2021 and 2020. The Company does not collateralize accounts receivable.

Costs Associated with Exit or Disposal Activities

The Company accounts for costs associated with exit or disposal activities in accordance with ASC 420, Exit or Disposal Cost Obligations. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The Company did not initiate any disposal activities in 2021 and 2020 and is not currently contemplating any such activities.

Major Maintenance

In accordance with ASC 360, Property, Plant and Equipment, the Company expenses costs for major maintenance in the period such costs are incurred.

Waste Coal Credits

Under the Coal Refuse Energy and Reclamation Tax Credit Program administered by the Pennsylvania Department of Community and Economic Development, the company earns tax certificates by using coal refuse for power generation to reclaim mining-affected sites in the state of Pennsylvania.

Recent Accounting Pronouncements

ASU No. 2016-02, Leases (Topic 842). In February 2016, the FASB issued a new standard on leasing. From the lessee’s perspective, the new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement for lessees. From the lessor’s perspective, the new standard requires a lessor to classify leases as sales type, finance or operating. A lease will be treated as a sale if it transfers all of the risks and rewards, as well as control of the underlying asset, to the lessee. If risk and rewards are conveyed without the transfer of control, the lease is treated as a financing lease. If the lessor doesn’t convey risks and rewards or control, an operating lease results. For nonpublic entities this new standard is effective for fiscal years beginning after December 15, 2021. A modified retrospective transition approach is required for leases for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. A modified retrospective transition approach is required for lessors for sales-type, direct financing, and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is in the process of evaluating the impact of this new pronouncement on its financial statements.

4.Limited Liability Company Agreement

The Limited Liability Company Agreement of Panther Creek Power Operating LLC (the “LLC Agreement”) dated April 18, 2012, among other things, provides for the allocation of net income and loss and cash distributions between Olympus Panther Holdings LLC and Liberty Bell Funding LLC. The LLC Agreement also establishes the board of managers defines manager duties and defines accounting and tax reporting requirements.

5.Property, Plant and Equipment

Major classifications and estimated useful lives of property, plant and equipment as of June 30, 2021 and December 31, 2020 are as follows:

	Estimated Life	2021	2020
Plant facility	30 years	$8,322,521	$8,322,521
Rolling stock	2-5 years	1,896,395	1,896,395
Furniture & fixtures	5 years	22,000	22,000
Office equipment	3-5 years	29,527	29,527
		10,270,443	10,270,443
Less: accumulated depreciation		(4,402,645)	(4,198,472)
Total property, plant and equipment, net		$5,867,798	$6,071,971

6.Notes Payable

On October 25, 2018, the Company entered into an installment sale agreement with Caterpillar Financial Services Corporation to finance the purchase of a wheel loader. The term of the loan is 60 months and has a 7.60% annual interest rate. Under a customer care program payment assistance agreement with Caterpillar Financial Services Corporation, which was offered to its customers who had a demonstrated impact from the Covid-19 virus, the Company was able to skip four monthly payments and extend the term of the original agreement.

The future maturities of notes payable for the next five years as of June 30, 2021 are as following:

2022	$80,274
2023	86,592
2024	77,344
Total minimum payments required	$244,210

7.Related Party Transactions

Effective August 2, 2012, the Company entered into the Operations and Maintenance Agreement (the “O&M Agreement”) with Panther Creek Energy Services LLC, a wholly-owned subsidiary of Olympus Services LLC, which in turn, is a wholly-owned subsidiary of Olympus Power LLC. Under the O&M Agreement, Panther Creek Energy Services LLC provides the Company with operations and maintenance services with respect to the Facility. The Company reimburses Panther Creek Energy Services LLC for actual wages and salaries. The Company also pays a management fee of $175,000 per operating year, which is payable monthly and is adjusted by the consumer price index on each anniversary date of the effective date. The amount expensed for the periods ended June 30, 2021 and 2020 was $978,833 and $1,166,856, respectively, of which $1,356,347 and $858,951 was included in accounts payable - affiliates as of June 30, 2021 and 2020, respectively. In connection with the Equity Contribution Agreement entered into on July 9, 2021, the Company entered into the Amended and Restated Operations and Maintenance Agreement (the “Amended O&M Agreement”) with Panther Creek Energy Services LLC. Under the Amended O&M Agreement, the management fee is $250,000 for the twelve month period following the effective date and $325,000 per year thereafter. The effective date of the Amended O&M Agreement is the closing date of the Equity Contribution Agreement.

Effective August 1, 2012, the Company entered into the Fuel Management Agreement (the “Fuel Agreement”) with Panther Creek Fuel Services LLC, a wholly-owned subsidiary of Olympus Services LLC, which in turn, is a wholly-owned subsidiary of Olympus Power LLC. Under the Fuel Agreement, Panther Creek Fuel Services LLC provides the Company with operations and maintenance services with respect to the Facility. The Company reimburses Panther Creek Energy Services LLC for actual wages and salaries. The amount expensed for the periods ended June 30, 2021 and 2020 was $243,692 and $310,793, respectively, of which $67,681 and $23,075 was included in accounts payable - affiliates as of June 30, 2021 and 2020, respectively.

Effective August 1, 2012, the Company entered into the Asset Management Agreement with Olympus Services LLC. Under the Asset Management Agreement, Olympus Services LLC provides the Company with asset management services with respect to the Facility. The Company reimburses Olympus Services LLC for actual wages and salaries. The Company also pays an asset management fee of $175,000 per operating year, which is payable monthly and is adjusted by the consumer price index on each anniversary date of the effective date. The amount expensed for the periods ended June 30, 2021 and 2020 was $94,657 and $94,023, respectively, of which $915,227 and $726,547 was included in accounts payable - affiliates as of June 30, 2021 and 2020, respectively. In connection with the Equity Contribution Agreement entered into on July 9, 2021, the Company entered into the Amended and Restated Asset Management Agreement (the “Amended Asset Management Agreement”) with Olympus Services LLC. Under the Amended Asset Management Agreement, the management fee is $250,000 for the twelve month period following the effective date and $375,000 per year thereafter. The effective date of the Amended Asset Management Agreement is the closing date of the Equity Contribution Agreement.

The Company has a Fuel Service and Beneficial Use Agreement (“FBUA”) with Northampton Fuel Supply Company, Inc. (“NFS”), a wholly-owned subsidiary of Olympus Power. The Company buys fuel from and sends ash to NFS, for the mutual benefit of both facilities, under the terms and rates established in the FBUA. The FBUA expires December 31, 2023. For the periods ended June 30, 2021 and 2020, the Company expensed approximately $38,000 and $123,000, respectively, which is included in fuel expense in the accompanying statement of operations. The Company owed NFS approximately $0 and $171,114 at June 30, 2021 and 2020, respectively, which is included in due to affiliates, net on the accompanying balance sheets.

8.Fair Value of Financial Instruments

The estimated fair value of the Company’s financial instruments has been determined using available market information and valuation methodologies in accordance with ASC 820, Fair Value Measurements and Disclosures. At June 30, 2021, the carrying value of cash and cash equivalents, accounts receivable and accounts payable are representative of fair values due to the short-term nature of these instruments.

ASC 820 utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 - Quoted prices in active market for identical assets and liabilities.

Level 2 - Other significant observable inputs (including quoted prices in active markets for similar assets/liabilities).

Level 3 - Significant unobservable inputs (including the Company’s own assumptions in determining the fair value).

9.Commitments

The Company is the grantee under a land easement that encompasses approximately 31 miles of transmission lines along a railroad line owned by Norfolk Southern Corporation. Under the terms of the land easement, the Company pays an annual rent of $110,527, which escalates based upon a specific consumer price index, and covers a period through October 2018. The first of two five year renewal options was exercised in April 2018. Under an amendment to the license agreement, the annual rent was modified, whereby the annual rent was reduced to $125,000 for the period November 1, 2019 to October 31, 2020. In addition, the subsequent annual rent increases by $25,000 until time the rent matches or exceeds the rent under the original provisions. At such time, the rent shall revert to the original agreement. In addition, the Company is the grantee under a land easement to allow a transmission line to be run along Lehigh Coal and Navigation Company’s right of way. Under the terms of the land easement, the Company pays an annual rent of $10,000, which escalates based upon a specific consumer price index and the easement covers a period through the later of the expiration of the power purchase agreement with MetEd or any future agreement to sell electricity. The Company is the grantee under a land easement with Carbon County Railroad Commission to construct and operate a well house, water pump, pipes and other pumping facilities for the withdrawal of water for use at the Facility. The initial annual fee is $1,200 and escalates 4.5% annually. These easements are classified as operating leases. The following is a schedule of the approximate amount of future minimum rental payments required under such easements that have initial or remaining noncancelable lease terms in excess of one year as of June 30, 2021 for succeeding years ending June 30 up to expiration:

2022	$187,500
2023	212,500
2024	237,500
2025	253,900
2026	261,022
Thereafter	402,972
Total minimum payments required	$1,555,393

Rent expense for the periods ended June 30, 2021 and 2020 was $102,081 and $63,932, respectively.

Under the Second Restated Site Lease, Easement and Operating Agreement dated July 6, 1990, the Company leases an approximately forty-acre site for the Facility from Kovatch Enterprises, Inc. The initial term of the agreement is 30 years from the commercial operation date of the Facility, which was October 18, 1992, and includes renewal provisions. The Company exercised its option on November 18, 2020 to extend the initial term an additional five years, bringing the contractual expiration to October 18, 2027. Annual rental payments to Kovatch Enterprises, Inc. for the Facility site lease equal 3% of the gross revenue of the Facility. Under the Amendment to Second Restated Site Lease, Easement and Operating Agreement effective April 1, 2019, for operations after March 31, 2019 through December 31, 2021, the rental payments for the site lease was amended to 3% of the gross margin of the Facility. The amount expensed for the periods ended June 30, 2021 and 2020 was $66,663 and $30,982, respectively, of which $66,663 and $21,635 was included in accounts payable as of June 30, 2021 and 2020, respectively.

10.Contingencies

The Company entered into a services agreement effective October 10, 2012 with Lehigh Anthracite, L.P. for the supply of waste anthracite and the loading, transportation, and removal of ash. The initial term of the agreement extended to December 31, 2016. Under the amended and restated agreement effective November 3, 2015, the term was extended to December 31, 2018. Under provisions of the agreement, the Company was to accept delivery of at least 300,000 tons of qualifying waste anthracite per year. On February 24, 2016, the Company gave written notice to Lehigh Anthracite, L.P. that it would not accept delivery of waste anthracite due to force majeure. While Lehigh Anthracite, L.P. contended that the Company breached a contractual agreement resulting in damages, the Company maintained that performance was excused pursuant to force majeure provisions within the contract. Lehigh Anthracite, L.P. filed a civil action in the Court of Common Pleas of Carbon County, Pennsylvania, Docket No. 16-0572 on June 3, 2016. The Company vigorously defended the case and was ultimately negotiated a settlement that was finalized on April 6, 2021. At the execution of the settlement documents, the Company made a $100,000 initial settlement payment to Lehigh Anthracite, L.P. In addition, the settlement provides for $300,000 in future payments to be paid quarterly over the course of three years starting on June 30, 2021. As a result of the settlement, Lehigh Anthracite, L.P. filed a discontinuance of the lawsuit. For the year ended December 31, 2020, $400,000 was included in other expense in the statement of operations.

A former employee of Panther Creek Fuel Services LLC filed a Pennsylvania Workers’ Compensation claim seeking benefits for alleged coal workers’ pneumoconiosis contracted as the result of his exposure to coal mine dust during his employment with Panther Creek Fuel Services LLC. Panther Creek Fuel Services LLC, through its insurance carrier, denied the allegations and obtained an independent medical evaluation. The claim was scheduled for mandatory mediation on April 14, 2021, at which time the parties were successful in resolving the claim in exchange for a full and final Compromise and Release of both indemnity and medical benefits. Parties are waiting for an estimated Medicare set aside before proceeding with a final settlement of the claim. In addition, the former employee file a claim for Federal Black Lung benefits under the Black Lung Benefits Act. Panther Creek Fuel Services LLC’s insurance carrier denied insurance coverage for this claim but the former employee has agreed to withdraw that claim as part of the settlement of the Pennsylvania Workers’ Compensation claim.

On June 7, 2021 Panther Creek Power Operating LLC delivered a five-year extension notice (the “Extension Notice”) to Copperhead Chemicals Company (“Copperhead”) extending the term of the Transmission Line Easement Agreement (the “Easement”) which establishes the Company’s easement over the property previously owned by Atlas Powder Company. The terms of the Easement provide that such consent shall not be unreasonably withheld. In response, the Company learned, in an email communication and from subsequent conversations and an investigation of the land records, that the subject property has been subdivided and is now owned in part by Copperhead Chemical Company and in part by Bella Terra Farms and that the Easement extends across both owners’ properties. In response to the Extension Notice, by email, the Company was asked by Copperhead to provide a survey showing the location of the easement on Copperhead’s property along with evidence of certain credit support called for in the Easement. The insurance and credit support set forth in Section 12 of the Easement are not currently in place. The Company has responded to Copperhead and has delivered a substantially identical extension notice to Bella Terra Farms. In the interim, the Company is positioned to provide the required insurance and credit support as stipulated in the Easement. Simultaneously the Company is actively pursuing a commercial alternative for the credit support with the counterparty. Similar discussions will be held with Bella Terra Farms.
The full impact of the COVID-19 outbreak continues to evolve as of the date of these financial statements. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity.

There may be other certain contingencies arising from the ordinary course of business to which the Company is a party. It is management’s belief that the ultimate resolution of those commitments and contingencies will not have a material adverse impact on the Company’s financial position, results of operations or cash flows.

11.Subsequent Events

Management has evaluated events and transactions subsequent to the balance sheet date through the date of the independent auditors’ report (the date the financial statements were available to be issued) for potential recognition or disclosure in the financial statements. Management has not identified any items requiring recognition or disclosure.

Independent Auditor’s Report

To the Members of

Panther Creek Power Operating LLC

We have audited the accompanying financial statements of Panther Creek Power Operating LLC, which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in members’ equity and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Panther Creek Power Operating LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that Panther Creek Power Operating LLC will continue as a going concern. As described in Note 2 to the financial statements, Panther Creek Power Operating LLC has suffered net losses during the past two years and reported negative working capital at December 31, 2020.  These items raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Urish Popeck & Co., LLC

Pittsburgh, PA

June 11, 2021

PANTHER CREEK PoWER OperATING LLC

BALANCE SHEETS

DECEMBER 31, 2020 AND 2019

	2020	2019
Assets
Current assets
Cash and cash equivalents	$33,241	$16,670
Accounts receivable	69,539	291,147
Inventory	2,268,653	3,529,728
Prepaids and other current assets	181,151	132,443
Total current assets	2,552,584	3,969,988
Property, plant and equipment	10,270,443	10,269,620
Less: accumulated depreciation	4,198,472	3,780,891
Property, plant and equipment, net	6,071,971	6,488,729
Security Deposits	246,869	164,869
Total assets	$8,871,424	$10,623,586
Liabilities and Members’ Equity
Current liabilities
Accounts payable	$940,895	$1,249,445
Payable to affiliates	2,628,123	1,861,557
Accrued liabilities	426,406	34,926
Notes payable – current portion	77,290	71,651
Total current liabilities	4,072,714	3,217,579
Notes payable – non-current portion	204,833	250,903
Total long-term liabilities	204,833	250,903
Commitments and contingencies
Members’ Equity	4,593,877	7,155,104
Total liabilities and members’ equity	$8,871,424	$10,623,586

The accompanying notes are an integral part of these financial statements.

PANTHER CREEK POWER OPERATING LLC

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Operating revenues
Electricity	$3,941,942	$8,969,769
Other revenue	424,474	75,952
Total operating revenues	4,366,416	9,045,721
Operating expenses
Fuel	1,916,161	3,418,740
Operations and maintenance	4,512,277	6,923,515
Depreciation	417,581	535,091
Total operating expenses	6,846,019	10,877,346
Loss from operations	(2,479,603)	(1,831,625)
Other income (expense)
Interest income	—	1,209
Interest expense	(26,629)	(7,721)
Waste coal credit	345,005	179,474
Other expense	(400,000)	—
Total other income (expense)	(81,624)	172,962
Net loss	$(2,561,227)	$(1,658,663)

The accompanying notes are an integral part of these financial statements.

PANTHER CREEK POWER OPERATING LLC

StatementS of MEMBERs’ EQUITY

YEARs ENDED DECEMBER 31, 2020 And 2019

	Olympus Panther Holdings, LLC	Liberty Bell Funding, LLC	Total Members’ Equity
Balance, January 1, 2019	$2,864,491	$5,949,276	$8,813,767
Net loss	(539,065)	(1,119,598)	(1,658,663)
Balance, December 31, 2019	$2,325,426	$4,829,678	$7,155,104
Net loss	(832,399)	(1,728,828)	(2,561,227)
Balance, December 31, 2020	$1,493,027	$3,100,850	$4,593,877

The accompanying notes are an integral part of these financial statements.

PANTHER CREEK POWER OPERATING LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Operating activities
Net loss	$(2,561,227)	$(1,658,663)
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation	417,581	535,091
Changes in operating assets and liabilities:
Accounts receivable	221,608	740,966
Inventory	1,261,075	263,926
Prepaids and other current assets	(48,708)	119,524
Security deposits	(82,000)	3,500
Accounts payable	(308,550)	86,292
Payable to affiliates	766,566	(67,048)
Accrued liabilities	391,480	26,267
Net cash provided by operating activities	57,825	49,855
Investing activities
Purchases of property, plant and equipment	(823)	—
Net cash used in investing activities	(823)	—
Financing activities
Payment of notes payable	(40,431)	(93,526)
Net cash used in financing activities	(40,431)	(93,526)
Net increase (decrease) in cash and cash equivalents	16,571	(43,671)
Cash and cash equivalents, beginning of year	16,670	60,341
Cash and cash equivalents, end of year	$33,241	$16,670
Supplemental disclosure
Cash paid for interest	$15,529	$27,556

The accompanying notes are an integral part of these financial statements.

PANTHER CREEK POWER OPERATING LLC

NOTES TO FINANCIAL STATEMENTS

YEARs ENDED DECEMBER 31, 2020 AND 2019

1.	Organization and Business

Panther Creek Partners, a Delaware general partnership (the “Partnership”) was organized in November 1989 pursuant to a Joint Venture Agreement on November 1, 1989 (as amended and restated as of July 1, 1990 and November 1, 1991, the “Partnership Agreement”) between Pegasus Power Partners, a California limited partnership (“Pegasus Partners”), and CD Panther Partners, L.P., a Delaware limited partnership (“CD Panther”).  Pegasus Partners and CD Panther were general partners of the Partnership, each with a 50% interest.

The Partnership was formed to develop, own, lease and operate a culm-powered generation facility (the “Facility”) in the Borough of Nesquehoning, Carbon County, Pennsylvania, and an approximate thirty-one mile transmission line (collectively the “Project”).  On December 31, 1992, the Partnership sold three separate undivided interests (aggregating 100% of the project) to State Street Bank and Trust Company of Connecticut National Association who acts as Trustee (State Street, together with U.S. Bank National Association as its successor, the “Owner Trustees”) for three independent affiliates of financial institutions, or corporations, acting as investors (the “Owner Participants”).  The three Owner Trustees in turn beneficially held the real property interests related to the Facility through a fourth trust, of which State Street (and its successor U.S. Bank National Association) is also the trustee (the “Owner Real Property Trustee”).

The Partnership then leased such undivided interests back from the Owner Trustees under three separate, but substantially identical, triple net leases (the “Leases”), together with a separate reassignment and sublease agreement with the Owner Trustees and the Owner Real Property Trustee with respect to the real property interests in the Facility.  The Leases, which were for nineteen years and seven months and expired in August 2012, included provisions to either extend the lease terms under a renewal option for periods ranging from two to ten years, or to purchase the Project at its fair market value or 50% of original cost at the end of the base or extended terms.  Absent exercise of these options and agreement on the relevant terms, the Leases and related agreements provided for a handback of the Facility and the related interests therein to the Owner Trustees and the Owner Real Property Trustee acting on behalf of the Owner Participants.

The original bonds and construction loan of $175 million used to finance the construction of the Project were assumed by the Owner Trustees as lessors of the Project (the “Lessors”).  The Partnership remained liable for various costs including fluctuations in the fixed to floating rate swap arrangements, letter of credit fees, royalties for the Facility site lease, easement payments, and continuing administrative costs of the sale-leaseback transaction.

On January 22, 2011, the Partnership notified the Lessors of its decision to exercise the purchase option permitted by Section 13(c)(i) of the Leases.  This election triggered a series of events, starting with an Appraisal Procedure, which determined the Fair Market Sales Value of the Undivided Interest and Real Property Interest on the last day of the Base Lease Term.  The purchase price was the lesser of the Fair Market Sales Value, which was determined to be $38,000,000, or an amount equal to $247,000,000.  The Partnership then withdrew its election by giving the Lessors written notice of such withdrawal.

Prior to July 10, 2012, two of the trust interests were held by Liberty Bell Funding LLC, a wholly-owned indirect subsidiary of ArcLight Capital Holding, LLC, totaling a 67.5% interest in the Facility and the other trust interest was held by BAL Investment & Advisory, Inc., representing a 32.5% interest in the Facility.  Under the Agreement to Purchase dated July 10, 2012, Olympus Panther Holdings, LLC purchased BAL Investment & Advisory, Inc.’s trust interest.  Olympus Panther Holdings, LLC is owned 23.077% by Liberty Bell Funding LLC and 76.923% by Olympus Panther Funding LLC, an affiliate of Olympus Power LLC.  At the termination of the lease, Liberty Bell Funding LLC and Olympus Panther Holdings, LLC contributed their trust interests in the Facility into Panther Creek Power Operating LLC, a Delaware limited liability company (the “Company”), formed to hold the trust interests and operate the Facility.  As this resulted in a change of control, the acquisition was accounted for using the purchase method of accounting for business combinations.  As of December 31, 2012, through the direct and indirect membership interests, Panther Creek Power Operating LLC was owned 75% by Liberty Bell Funding LLC and 25% by Olympus Panther Funding, LLC. Under the Purchase and Sale Agreement dated July 27, 2016, Olympus

PANTHER CREEK POWER OPERATING LLC

NOTES TO FINANCIAL STATEMENTS

YEARs ENDED DECEMBER 31, 2020 AND 2019

Steelhead Holdings, LLC, an affiliate of Olympus Power LLC, purchased 100% of the membership in Liberty Bell Funding LLC from Liberty Bell Funding Holdings, LLC, a wholly-owned indirect subsidiary of ArcLight Capital Holding, LLC.

The Company has an interconnection agreement with PJM Interconnection LLC. The Company sells electricity in the day ahead market to PJM Settlement, Inc (“PJM”).

2.	Going Concern

The Company has been unable to generate positive cash flows operating as a merchant coal facility under the current market conditions with PJM. The combination of low natural gas prices and mild winter weather have resulted in significantly depressed power pricing within PJM since 2019 leading to a situation where energy margins and capacity payments are not sufficient to operate the facility. Due to an extreme weather pattern in a section of the country in February 2021, the facility was dispatched by PJM for several days at favorable pricing. However, based on the forward energy curves, management does not expect to operate the facility for the remainder of 2021. Without positive cash flow from regular winter dispatch and favorable capacity clearing prices in the upcoming PJM capacity auctions, management anticipates that the Company will continue to experience significant cash deficiencies under its existing cost structure.

Management of the Company is currently in negotiation with a third party to sell the Company. Management of the Company believes the viability of the Company is contingent upon the potential buyer’s ability and willingness to invest additional capital in the Company’s operations. Absent a sale to the potential buyer, the ability to continue as a going concern is predicated on the Company’s ability to meet budget and/or seek alternative financing. There are no assurances that the Company will be successful in either of these efforts.

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. These conditions raise substantial doubt about the Company’s ability to continue in operation as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.	Summary of Significant Accounting Policies

Basis of Presentation

The Company’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America as codified by the Financial Accounting Standards Board (“FASB”) in its Accounting Standards Codification (“ASC”).

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reported period. While management believes current estimates are reasonable and appropriate, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments purchased with an original maturity of three months or less to be cash equivalents.

PANTHER CREEK POWER OPERATING LLC

NOTES TO FINANCIAL STATEMENTS

YEARs ENDED DECEMBER 31, 2020 AND 2019

Allowance for Doubtful Accounts

The Company reviews the collectability of its accounts receivable on a regular basis, primarily under the specific identification method.  As of December 31, 2020 and 2019, no allowance for doubtful accounts was considered necessary.

Inventory

Inventory consists of culm and is valued using the lower of cost or net realizable value with cost determined using the average cost method.

Property, Plant and Equipment

The Company’s property, plant and equipment is primarily comprised of a culm-powered generation facility and an approximately thirty-one mile transmission line.  The value assigned was based on the fair value of the property, plant and equipment at acquisition and is being depreciated on a straight-line basis over thirty years.  Other components of property, plant and equipment are stated at cost and are depreciated on a straight-line basis over their respective estimated useful lives of two to five years.  Depreciation expense for the years ended December 31, 2020 and 2019 was $417,581 and $535,091, respectively.

The Company accounts for the impairment or disposal of property, plant and equipment in accordance with Accounting Standards Codification (“ASC”) 360, Property, Plant and Equipment.  An impairment loss is recognized if the carrying amount of a long-lived asset is not recoverable from its future undiscounted cash flows and measured as the difference between the carrying amount and fair value of the asset.  The Company records impairment losses on long-lived assets when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows to be generated by those assets are less than the carrying amounts of those assets.  Based on management’s estimates, there was no impairment of long-lived assets for the years ended December 31, 2020 and 2019.

Revenue Recognition

On January 1, 2019, the Company adopted ASU 2014-09, “Revenues from Contracts with Customers” (ASC 606), which is the new revenue recognition guidance. The Company elected to apply ASC 606 using the modified retrospective method which allows entities to (a) record the cumulative effect of initially applying ASC 606 as an adjustment to opening member’s equity and (b) electing to apply the guidance in ASC 606 only to contracts that were not completed as of January 1, 2019.

ASC 606 requires an entity to recognize revenue when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the entity expects to be entitled to receive in exchange for those goods or services.

The adoption of ASC 606 did not result in any change to the accounting for the Company’s revenues. As such no cumulative effect adjustment was recorded to partner’s deficit as of January 1, 2019. Additionally, ASC 606 had no impact on any of the Company’s financial statement line items for the year ended December 31, 2019. The Company’s policies with respect to its revenue streams are detailed below.

Energy Revenue - The Company operates as a market participant through PJM Interconnection, a Regional Transmission Organization (“RTO”) that coordinates the movement of wholesale electricity. The Company sells energy in the wholesale generation market in the PJM RTO. Energy revenues are delivered as a series of distinct units that are substantially the same and that have the same pattern of transfer to the customer over time and are therefore accounted for as a distinct performance obligation. The transaction price is based on pricing published in the day ahead market which constitute the stand-alone selling price.

Energy revenue is recognized as energy volumes are generated and delivered to the RTO (which is contemporaneous with generation), using the output method for measuring progress of satisfaction of the

PANTHER CREEK POWER OPERATING LLC

NOTES TO FINANCIAL STATEMENTS

YEARs ENDED DECEMBER 31, 2020 AND 2019

performance obligation. The Company applies the invoice practical expedient in recognizing energy revenue. Under the invoice practical expedient, energy revenue is recognized based on the invoiced amount which is considered equal to the value provided to the customer for the Company’s performance obligation completed to date.

Capacity Revenue - The Company provides capacity to customers through participation in capacity auctions held by the PJM RTO. Capacity revenues are a series of distinct performance obligations that are substantially the same and that have the same pattern of transfer to the customer over time and are therefore accounted for as a distinct performance obligation. The transaction price for capacity is market-based and constitutes the stand-alone selling price.

As capacity represents the Company’s stand-ready obligation, capacity revenue is recognized as the performance obligation is satisfied ratably over time, on a monthly basis, since the Company stands ready equally throughout the period to deliver power to the PJM RTO if called upon. The Company applies the invoice practical expedient in recognizing capacity revenue. Under the invoice practical expedient, capacity revenue is recognized based on the invoiced amount which is considered equal to the value provided to the customer for the Company’s performance obligation completed to date. Penalties may be assessed by the PJM RTO against generation facilities if the facility is not available during the capacity period. The penalties assessed by the PJM RTO, if any, are recorded as a reduction to capacity revenue when incurred.

Reactive Power and Ancillary Services – Other wholesale contracts include revenue activity with the PJM RTO for reactive power and ancillary services. These are delivered over time as a series of distinct performance obligations. The transaction price for these services is market based.

Reactive power revenue is provided to maintain a continuous voltage level. Revenue from reactive power is recognized ratably over time as the Company stands ready to provide it if called upon by the PJM RTO. Ancillary service revenue is recorded when the service is performed. The right to invoice directly corresponds to the value provided to the customer for the Company’s performance obligations completed to date and therefore the Company applies the invoice practical expedient when recognizing these revenues.

Accounting for Asset Retirement Obligation

The Company accounts for asset retirement obligations in accordance with ASC 410, Asset Retirement and Environmental Obligations.  ASC 410 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The costs associated with the asset retirement obligation are capitalized as part of the carrying amount of the long-lived asset.  The Company does not have any asset retirement obligations as it is management's intent to maintain these facilities in a manner such that they will be operated indefinitely.

Environmental Costs

The Company may be exposed to environmental costs in the ordinary course of business.  Expenditures for ongoing compliance with environmental regulations that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations, and that do not contribute to current or future revenue generation are expensed.  Liabilities are recorded when environmental assessments indicate that remediation efforts are probable and the costs can be reasonably estimated.  Estimates of the liability are based upon currently available facts, existing technology and presently enacted laws and regulations taking into consideration the likely effects of inflation and other societal and economic factors, and include estimates of associated legal costs.  These amounts also consider prior experience in remediating contaminated sites, other companies’ clean-up experience and data released by the Environmental Protection Agency or other organizations.  These estimated liabilities are subject to revision in future periods based on actual costs or new circumstances, and are included on the balance sheets at their undiscounted amounts, if any.  As of December 31, 2020 and 2019, no known environmental liabilities exist.

PANTHER CREEK POWER OPERATING LLC

NOTES TO FINANCIAL STATEMENTS

YEARs ENDED DECEMBER 31, 2020 AND 2019

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes.  The Company’s income, gains, losses and tax credits for federal income tax purposes pass to the members who individually report their share of such items on their income tax returns. The Partnership is not subject to Pennsylvania state income tax.

The Company accounts for income taxes and uncertainty in income taxes in accordance with ASC 740, Income Taxes.  The guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions.  Each income tax position is assessed using a two-step process.  A determination is made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities.  If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The income tax positions taken by the Company for any years open under the various statutes of limitations is that the Company continues to be exempt from federal income taxes by virtue of its pass through status and that federal income tax is attributable to the members.  Management believes that this income tax position meets the more likely than not threshold and, accordingly, the tax benefit of this income tax position (no federal income tax expense or liability) has been recognized for the years ended December 31, 2020 and 2019.  The Company believes there are no income tax positions (federal or state) taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within twelve months of the reporting date.

None of the Company’s federal or state income tax returns are currently under examination by the Internal Revenue Service (“IRS”) or respective state authority.  However, fiscal year 2017 and later remains subject to examination by the IRS and respective state authority.

Derivative Instruments and Hedging Activities

In accordance with ASC 815, Derivatives and Hedging, derivative instruments are recorded at fair value as either assets or liabilities in the Company’s balance sheet.  For a derivative designated as, and meeting the specific criteria as a hedge, any change in fair value of the derivative against changes in future cash flows of the underlying hedged item may be deferred through other comprehensive income, a component of members’ equity, in the period of change.  For a derivative not designated as, or not meeting specific criteria as a hedge, changes in fair value will be recognized in current earnings in the period of change.

The Company has certain commodity contracts for the physical delivery of purchase and sale quantities transacted in the normal course of business.  Since these activities are executory contracts and qualify as normal purchase and normal sale activities under ASC 815, the Company has not recorded the value of the related contracts on its balance sheet as permitted under ASC 815.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to credit risk, consist primarily of cash and cash equivalents, and accounts receivable.  The Company’s cash and cash equivalents balance includes investments in money market securities and securities backed by the U.S. Government.  The Company’s cash accounts, which at times exceed federally insured limits, are held by major financial institutions.

For the years ended December 31, 2020 and 2019, PJM accounted for approximately 100% of the Company’s revenue and for 100% of the Company’s trade accounts receivable as of December 31, 2020 and 2019.  The Company does not collateralize accounts receivable.

PANTHER CREEK POWER OPERATING LLC

NOTES TO FINANCIAL STATEMENTS

YEARs ENDED DECEMBER 31, 2020 AND 2019

Costs Associated with Exit or Disposal Activities

The Company accounts for costs associated with exit or disposal activities in accordance with ASC 420, Exit or Disposal Cost Obligations.  This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred.  The Company did not initiate any disposal activities in 2020 and 2019 and is not currently contemplating any such activities.

Major Maintenance

In accordance with ASC 360, Property, Plant and Equipment, the Company expenses costs for major maintenance in the period such costs are incurred.

Waste Coal Credits

Under the Coal Refuse Energy and Reclamation Tax Credit Program administered by the Pennsylvania Department of Community and Economic Development, the company earns tax certificates by using coal refuse for power generation to reclaim mining-affected sites in the state of Pennsylvania.

Recent Accounting Pronouncements

ASU No. 2016-02, Leases (Topic 842). In February 2016, the FASB issued a new standard on leasing. From the lessee's perspective, the new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement for lessees. From the lessor's perspective, the new standard requires a lessor to classify leases as sales type, finance or operating. A lease will be treated as a sale if it transfers all of the risks and rewards, as well as control of the underlying asset, to the lessee. If risk and rewards are conveyed without the transfer of control, the lease is treated as a financing lease. If the lessor doesn't convey risks and rewards or control, an operating lease results. For nonpublic entities this new standard is effective for fiscal years beginning after December 15, 2021. A modified retrospective transition approach is required for leases for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. A modified retrospective transition approach is required for lessors for sales-type, direct financing, and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is in the process of evaluating the impact of this new pronouncement on its financial statements.

4.	Limited Liability Company Agreement

The Limited Liability Company Agreement of Panther Creek Power Operating LLC (the “LLC Agreement”) dated April 18, 2012, among other things, provides for the allocation of net income and loss and cash distributions between Olympus Panther Holdings LLC and Liberty Bell Funding LLC.  The LLC Agreement also establishes the board of managers defines manager duties and defines accounting and tax reporting requirements.

PANTHER CREEK POWER OPERATING LLC

NOTES TO FINANCIAL STATEMENTS

YEARs ENDED DECEMBER 31, 2020 AND 2019

5.	Property, Plant and Equipment

Major classifications and estimated useful lives of property, plant and equipment as of December 31, 2020 and 2019 are as follows:

	Estimated Life	2020	2019
Plant facility	30 years	$8,322,521	$8,322,521
Rolling stock	2-5 years	1,896,395	1,896,395
Furniture & fixtures	5 years	22,000	22,000
Office equipment	3-5 years	29,527	28,704
		10,270,443	10,269,620
Less: accumulated depreciation		(4,198,472)	(3,780,891)
Total property, plant and equipment, net		$6,071,971	$6,488,729

6.	Notes Payable

On October 25, 2018, the Company entered into an installment sale agreement with Caterpillar Financial Services Corporation to finance the purchase of a wheel loader. The term of the loan is 60 months and has a 7.60% annual interest rate. Under a customer care program payment assistance agreement with Caterpillar Financial Services Corporation, which was offered to its customers who had a demonstrated impact from the Covid-19 virus, the Company was able to skip four monthly payments and extend the term of the original agreement.

The future maturities of notes payable for the next five years as of December 31 are as following:

2021	$77,290
2022	83,373
2023	89,935
2024	31,525
Total minimum payments required	$282,123

7.	Related Party Transactions

Effective August 2, 2012, the Company entered into the Operations and Maintenance Agreement (the “O&M Agreement”) with Panther Creek Energy Services LLC, a wholly-owned subsidiary of Olympus Services LLC, which in turn, is a wholly-owned subsidiary of Olympus Power LLC. Under the O&M Agreement, Panther Creek Energy Services LLC provides the Company with operations and maintenance services with respect to the Facility. The Company reimburses Panther Creek Energy Services LLC for actual wages and salaries. The Company also pays a management fee of $175,000 per operating year, which is payable monthly and is adjusted by the consumer price index on each anniversary date of the effective date.  The amount expensed for the years ended December 31, 2020 and 2019 was $2,134,946 and $2,738,846, respectively, of which $1,150,190 and $716,039 was included in accounts payable - affiliates as of December 31, 2020 and 2019, respectively.

Effective August 1, 2012, the Company entered into the Fuel Management Agreement (the “Fuel Agreement”) with Panther Creek Fuel Services LLC, a wholly-owned subsidiary of Olympus Services LLC, which in turn, is a wholly-owned subsidiary of Olympus Power LLC.  Under the Fuel Agreement, Panther Creek Fuel Services LLC provides the Company with operations and maintenance services with respect to the Facility. The Company reimburses Panther Creek Energy Services LLC for actual wages and salaries.  The amount expensed for the years ended December 31, 2020 and 2019 was $520,901 and $817,561, respectively, of which $67,727 and $5,568 was included in accounts payable - affiliates as of December 31, 2020 and 2019, respectively.

Effective August 1, 2012, the Company entered into the Asset Management Agreement with Olympus Services LLC.  Under the Asset Management Agreement, Olympus Services LLC provides the Company with asset management services with respect to the Facility.  The Company reimburses Olympus Services LLC for actual wages and salaries. The Company also pays an asset management fee of $175,000 per operating year, which is

PANTHER CREEK POWER OPERATING LLC

NOTES TO FINANCIAL STATEMENTS

YEARs ENDED DECEMBER 31, 2020 AND 2019

payable monthly and is adjusted by the consumer price index on each anniversary date of the effective date.  The amount expensed for the years ended December 31, 2020 and 2019 was $188,047 and $183,290, respectively, of which $820,571 and $632,524 was included in accounts payable - affiliates as of December 31, 2020 and 2019, respectively.

The Company has a Fuel Service and Beneficial Use Agreement (“FBUA”) with Northampton Fuel Supply Company, Inc. (“NFS”), a wholly-owned subsidiary of Olympus Power.  The Company buys fuel from and sends ash to NFS, for the mutual benefit of both facilities, under the terms and rates established in the FBUA.  The FBUA expires December 31, 2023.  For the years ended December 31, 2020 and 2019, the Company expensed approximately $123,000 and $748,000, respectively, which is included in fuel expense in the accompanying statement of operations.  The Company owed NFS approximately $0 and $48,000 at December 31, 2020 and 2019, respectively, which is included in due to affiliates, net on the accompanying balance sheets.

8.	Fair Value of Financial Instruments

The estimated fair value of the Company’s financial instruments has been determined using available market information and valuation methodologies in accordance with ASC 820, Fair Value Measurements and Disclosures.  At December 31, 2020, the carrying value of cash and cash equivalents, accounts receivable and accounts payable are representative of fair values due to the short-term nature of these instruments.

ASC 820 utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.  The following is a brief description of those three levels:

Level 1 - Quoted prices in active market for identical assets and liabilities.

Level 2 - Other significant observable inputs (including quoted prices in active markets for similar assets/liabilities).

Level 3 - Significant unobservable inputs (including the Company’s own assumptions in determining the fair value).

9.	Commitments

The Company is the grantee under a land easement that encompasses approximately 31 miles of transmission lines along a railroad line owned by Norfolk Southern Corporation.  Under the terms of the land easement, the Company pays an annual rent of $110,527, which escalates based upon a specific consumer price index, and covers a period through October 2018. The first of two five year renewal options was exercised in April 2018. Under an amendment to the license agreement, the annual rent was modified, whereby the annual rent was reduced to $125,000 for the period November 1, 2019 to October 31, 2020. In addition, the subsequent annual rent increases by $25,000 until time the rent matches or exceeds the rent under the original provisions. At such time, the rent shall revert to the original agreement. In addition, the Company is the grantee under a land easement to allow a transmission line to be run along Lehigh Coal and Navigation Company’s right of way.  Under the terms of the land easement, the Company pays an annual rent of $10,000, which escalates based upon a specific consumer price index and the easement covers a period through the later of the expiration of the power purchase agreement with MetEd or any future agreement to sell electricity. The Company is the grantee under a land easement with Carbon Country Railroad Commission to construct and operate a well house, water pump, pipes and other pumping facilities for the withdrawal of water for use at the Facility.  The initial annual fee is $1,200 and escalates 4.5% annually.  These easements are classified as operating leases.  The following is a schedule of the approximate amount of future

PANTHER CREEK POWER OPERATING LLC

NOTES TO FINANCIAL STATEMENTS

YEARs ENDED DECEMBER 31, 2020 AND 2019

minimum rental payments required under such easements that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2020 for succeeding years ending December 31 up to expiration:

2021	$175,000
2022	200,000
2023	225,000
2024	250,000
2025	257,799
Thereafter	522,043
Total minimum payments required	$1,629,843

Rent expense for the years ended December 31, 2020 and 2019 was $150,282 and $272,755, respectively.

Under the Second Restated Site Lease, Easement and Operating Agreement dated July 6, 1990, the Company leases an approximately forty-acre site for the Facility from Kovatch Enterprises, Inc.  The initial term of the agreement is 30 years from the commercial operation date of the Facility, which was October 18, 1992, and includes renewal provisions. The Company exercised its option on November 18, 2020 to extend the initial term an additional five years, bringing the contractual expiration to October 18, 2027. Annual rental payments to Kovatch Enterprises, Inc. for the Facility site lease equal 3% of the gross revenue of the Facility and are reported as net in operating revenues.  Under the Amendment to Second Restated Site Lease, Easement and Operating Agreement effective April 1, 2019, for operations after March 31, 2019 through December 31, 2021, the rental payments for the site lease was amended to 3% of the gross margin of the Facility. The amount expensed for the years ended December 31, 2020 and 2019 was $71,400 and $253,603, respectively, of which $40,418 and $26,257 was included in accounts payable as of December 31, 2020 and 2019, respectively.

10.	Contingencies

The Company entered into a services agreement effective October 10, 2012 with Lehigh Anthracite, L.P. for the supply of waste anthracite and the loading, transportation, and removal of ash.  The initial term of the agreement extended to December 31, 2016. Under the amended and restated agreement effective November 3, 2015, the term was extended to December 31, 2018. Under provisions of the agreement, the Company was to accept delivery of at least 300,000 tons of qualifying waste anthracite per year. On February 24, 2016, the Company gave written notice to Lehigh Anthracite, L.P. that it would not accept delivery of waste anthracite due to force majeure.  While Lehigh Anthracite, L.P. contended that the Company breached a contractual agreement resulting in damages, the Company maintained that performance was excused pursuant to force majeure provisions within the contract. Lehigh Anthracite, L.P. filed a civil action in the Court of Common Pleas of Carbon County, Pennsylvania, Docket No. 16-0572 on June 3, 2016. The Company vigorously defended the case and was ultimately negotiated a settlement that was finalized on April 6, 2021. At the execution of the settlement documents, the Company made a $100,000 initial settlement payment to Lehigh Anthracite, L.P. In addition, the settlement provides for $300,000 in future payments to be paid quarterly over the course of three years starting on June 30, 2021. As a result of the settlement, Lehigh Anthracite, L.P. filed a discontinuance of the lawsuit. For the year ended December 31, 2020, $400,000 was included in other expense in the statement of operations.

A former employee of Panther Creek Fuel Services LLC filed a Pennsylvania Workers’ Compensation claim seeking benefits for alleged coal workers’ pneumoconiosis contracted as the result of his exposure to coal mine dust during his employment with Panther Creek Fuel Services LLC. Panther Creek Fuel Services LLC, through its insurance carrier, denied the allegations and obtained an independent medical evaluation. The claim was scheduled for mandatory mediation on April 14, 2021, at which time the parties were successful in resolving the claim in exchange for a full and final Compromise and Release of both indemnity and medical benefits. Parties are waiting for an estimated Medicare set aside before proceeding with a final settlement of the claim. In addition, the former employee file a claim for Federal Black Lung benefits under the Black Lung Benefits Act. Panther Creek Fuel Services LLC’s insurance carrier denied insurance coverage for this claim but the former employee has agreed to withdraw that claim as part of the settlement of the Pennsylvania Workers’ Compensation claim.

PANTHER CREEK POWER OPERATING LLC

NOTES TO FINANCIAL STATEMENTS

YEARs ENDED DECEMBER 31, 2020 AND 2019

The full impact of the COVID-19 outbreak continues to evolve as of the date of these financial statements. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity.

There may be other certain contingencies arising from the ordinary course of business to which the Company is a party.  It is management’s belief that the ultimate resolution of those commitments and contingencies will not have a material adverse impact on the Company’s financial position, results of operations or cash flows.

11.	Subsequent Events

Management has evaluated events and transactions subsequent to the balance sheet date through the date of the independent auditors’ report (the date the financial statements were available to be issued) for potential recognition or disclosure in the financial statements. Management has not identified any items requiring recognition or disclosure.

5,882,352 Shares

Stronghold Digital Mining, Inc.

Class A Common Stock

Bookrunners
B. Riley Securities		Cowen
Lead Manager
Tudor, Pickering, Holt & Co.
Co-Managers
D.A. Davidson & Co.	Compass Point	Northland Capital Markets

, 2021

Until               , 2021 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, FINRA filing fee and the Nasdaq listing fee, the amounts set forth below are estimates.

Amount
SEC registration fee	$12,546.50
FINRA filing fee	17,750
Nasdaq listing fee	150,000
Accountants’ fees and expenses	430,000
Legal fees and expenses	2,600,000
Printing and engraving expenses	50,000
Transfer agent and registrar fees	20,000
Blue Sky fees and expenses	30,000
Miscellaneous expenses	89,703.50
Total	$3,400,000
Item 14.	Indemnification of Directors and Officers

Our amended and restated certificate of incorporation provides, and our second amended and restated certificate of incorporation will provide, that a director will not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties to the fullest extent permitted by the Delaware General Corporation Law (“DGCL”). In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our amended and restated certificate of incorporation, and to be provided in our second amended and restated certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our bylaws provide, and our amended and restated bylaws will provide, that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation also contains, and our second amended and restated certificate of incorporation will contain, indemnification rights for our directors and our officers. Specifically, our amended and restated certificate of incorporation provides, and our second amended and restated certificate of incorporation will provide, that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Furthermore, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted against, or incurred by, them in their capacities as officers and directors.

We have obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities.

We will enter into written indemnification agreements with our directors and executive officers. Under these proposed agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15.	Recent Sales of Unregistered Securities

We were incorporated via a nominal owner on March 19, 2021 by the filing of a certificate of incorporation under the laws of the State of Delaware. No shares of stock were issued at such time. In connection with the Reorganization, we issued 9,400,000 shares of Class V common stock to Stronghold LLC on April 1, 2021, which shares were immediately thereafter distributed from Stronghold LLC to Q Power.  Effective as of April 1, 2021, we acquired 5,000 common units of Stronghold LLC from Q Power (and a corresponding number of shares of Class V common stock), and in exchange, we issued directly to Q Power an additional 5,000 shares of Class A common stock. These securities were offered and sold by us in reliance upon the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act in a transaction by an issuer not involving any public offering.

On April 1, 2021, we entered into the Series A Stock Purchase Agreement with certain accredited investors pursuant to which we issued and sold 3,400,000 shares of Series A Preferred Stock at a price of $25.00 per share, for aggregate consideration of $85.0 million. On May 14, 2021, we entered into the Series B Stock Purchase Agreement pursuant to which we issued and sold 630,915 shares of Series B Preferred Stock in a private offering at a price of $31.70 per share, for aggregate consideration of $20.0 million. These securities were offered and sold by us in reliance upon the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder in a transaction by an issuer not involving any public offering.

On each of April 1, 2021 and May 14, 2021, we entered into a warrant agreement with American Stock Transfer & Trust Company, as Warrant Agent, pursuant to which we issued B. Riley Securities, Inc. (i) a five-year warrant to purchase up to 34,000 shares of Series A Preferred Stock at a per share exercise price of $25.00 and (ii) a five-year warrant to purchase up to 6,309 shares of Series B Preferred Stock at a per share exercise price of $31.70, respectively, pursuant to an exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act. In each case the exercise price was equal to the respective private placement per share price. B. Riley Securities, Inc. and its affiliates purchased 152,500 and 31,812 shares of Series A Preferred Stock and Series B Preferred Stock, respectively, at the same private placement per share price.

On June 25, 2021, in connection with the entry into the Arctos Financing Agreement, we issued 43,845 shares of Class A common stock to Arctos pursuant to an exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act.

On June 30, 2021, in connection with the entry into the WhiteHawk Financing Agreement, we issued the WhiteHawk Warrant to WhiteHawk, which provides for the purchase of a number of shares of Class A common stock at $0.01 per share, equal to approximately $2,000,000, subject to adjustment as described in the warrant agreement, pursuant to an exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act.

On April 28, 2021, June 18, 2021 and September 3, 2021, the Company granted options to purchase 107,250, 216,900 and 824,940 shares of Class A common stock, respectively, at an exercise price of $25.00, $18.39, and $26.87 per share, respectively. Such options were granted under the Company’s LTIP to various directors, executive officers, employees, advisors, and director nominees. These grants were made pursuant to Rule 701 and Section 4(a)(2) of the Securities Act.

Share figures presented in this section do not reflect the Preferred Stock Conversion or the Stock Split.

Item 16.	Exhibits and financial statement schedules

See the Exhibit Index immediately preceding the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

INDEX TO EXHIBITS

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
2.1**¥#

Master Transaction Agreement, dated as of April 1, 2021, by and among Q Power LLC, Stronghold Digital Mining Holdings LLC, Stronghold Digital Mining, Inc., Stronghold Digital Mining LLC, EIF Scrubgrass, LLC, Falcon Power LLC, Scrubgrass Power LLC, Scrubgrass Generating Company, L.P., Gregory A. Beard and William Spence (incorporated by reference to Exhibit 2.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-258188) filed on July 27, 2021).

3.1**

Amended and Restated Certificate of Incorporation of Stronghold Digital Mining Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-258188) filed on July 27, 2021).

3.2**

Certificate of Designation of the Series B Convertible Redeemable Preferred Stock (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-258188) filed on July 27, 2021).

3.3**	Bylaws of Stronghold Digital Mining Inc. (incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-258188) filed on July 27, 2021).
3.4*	Form of Second Amended and Restated Certificate of Incorporation of Stronghold Digital Mining Inc.
3.5*	Form of Amended and Restated Bylaws of Stronghold Digital Mining Inc.
5.1*	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
10.1**†

Form of Stronghold Digital Mining Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on October 8, 2021).

10.2**†	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on September 22, 2021).
10.3**

Tax Receivable Agreement, dated as of April 1, 2021, by and among Stronghold Digital Mining, Inc., Gregory Beard, as Agent, and Q Power LLC (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-258188) filed on July 27, 2021).

10.4**¥

Amended and Restated Limited Liability Company Operating Agreement of Stronghold Digital Mining Holdings LLC (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-258188) filed on July 27, 2021).

10.5**¥

Second Amended and Restated Limited Liability Company Operating Agreement of Stronghold Digital Mining Holdings LLC (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on September 22, 2021).

10.6**¥

Form of Third Amended and Restated Limited Liability Company Operating Agreement of Stronghold Digital Mining Holdings LLC (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on October 8, 2021).

10.7**¥

Registration Rights Agreement, dated as of April 1, 2021, by and among Stronghold Digital Mining, Inc. and the investors listed on Schedule A thereto (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 (File No. 333-258188) filed on July 27, 2021).

Exhibit Number	Description
10.8**¥

Registration Rights Agreement, dated as of May 14, 2021, by and among Stronghold Digital Mining, Inc. and the investors listed on Schedule A thereto (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1 (File No. 333-258188) filed on July 27, 2021).

10.9**¥

Right of First Refusal and Co-Sale Agreement, dated as of April 1, 2021, by and among Stronghold Digital Mining, Inc., the investors listed on Schedule A thereto and the Key Holders listed on Schedule B thereto (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1 (File No 333-258188) filed on July 27, 2021).

10.10**¥

Right of First Refusal and Co-Sale Agreement, dated as of May 14, 2021, by and among Stronghold Digital Mining, Inc., the investors listed on Schedule A thereto and the Key Holders listed on Schedule B thereto (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1 (File No. 333-258188) filed on July 27, 2021).

10.11**¥

Series A Preferred Stock Purchase Agreement, dated as of April 1, 2021, by and among Stronghold Digital Mining, Inc. and the investors listed on Schedule A thereto (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 (File No. 333-258188) filed on July 27, 2021).

10.12**¥

Series B Preferred Stock Purchase Agreement, dated as of May 14, 2021, by and among Stronghold Digital Mining, Inc. and the investors listed on Schedule A thereto (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 (File No. 333-258188) filed on July 27, 2021).

10.13**

Promissory Note, dated as of December 31, 2020, by and between Scrubgrass Generating Company, L.P. and Stronghold Power, LLC (incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1/A ( File No. 333-258188) filed on August 31, 2021).

10.14**

Promissory Note, dated as of December 31, 2020, by and between Stronghold Power, LLC and William B. Spence (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on August 31, 2021).

10.15**

Promissory Note, dated as of December 31, 2020, by and between Stronghold Power, LLC and Gregory A. Beard (incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on August 31, 2021).

10.16**#

Master Equipment Finance Agreement, dated June 25, 2021, by and between Stronghold Digital Mining LLC and Arctos Credit, LLC (incorporated by reference to Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on August 31, 2021).

10.17**

Financing Agreement, dated June 30, 2021, by and between Stronghold Digital Mining Equipment, LLC and WhiteHawk Finance LLC (incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on August 31, 2021).

10.18**¥	Stock Purchase Warrant, dated as of June 30, 2021 (incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1 (File No. 333-258188) filed on July 27, 2021).
10.19**†

Offer Letter, dated July 12, 2021, by and between Stronghold Digital Mining Inc. and Gregory A. Beard (incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form S-1 (File No. 333-258188) filed on July 27, 2021).

Exhibit Number	Description
10.20**¥

Equity Capital Contribution Agreement, dated July 9, 2021, by and among Panther Creek Reclamation Holdings, LLC, Stronghold Digital Mining Holdings LLC and Olympus Power, LLC (incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1 (File No. 333-258188) filed on July 27, 2021).

10.21**¥

Waste Disposal Agreement, dated February 12, 2002, by and between Scrubgrass Generating Company, L.P. and Coal Valley Sales Corporation (incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on August 31, 2021).

10.22**

Letter Amendment to the Waste Disposal Agreement, dated February 22, 2010, by and between Scrubgrass Generating Company, L.P. and Coal Valley Sales, LLC (incorporated by reference to Exhibit 10.21 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on August 31, 2021).

10.23**

Letter Amendment to the Waste Disposal Agreement, dated September 9, 2014, by and between Scrubgrass Generating Company, L.P. and Coal Valley Sales, LLC (incorporated by reference to Exhibit 10.22 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on August 31, 2021).

10.24**

Second Amendment to Waste Disposal Agreement, dated December 22, 2015, by and between Scrubgrass Generating Company, L.P. and Coal Valley Sales, LLC (incorporated by reference to Exhibit 10.23 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on August 31, 2021).

10.25**

Third Amendment to Waste Disposal Agreement, dated January 31, 2017, by and between Scrubgrass Generating Company, L.P. and Coal Valley Sales LLC (incorporated by reference to Exhibit 10.24 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on August 31, 2021).

10.26**

Supply Agreement, dated August 14, 2015, by and between Scrubgrass Generating Company, L.P. and Coal Valley Properties, LLC (incorporated by reference to Exhibit 10.25 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on August 31, 2021).

10.27**

Supply Agreement, dated August 14, 2015, by and between Scrubgrass Generating Company, L.P. and Coal Valley Properties, LLC (incorporated by reference to Exhibit 10.26 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on August 31, 2021).

10.28**

Supply Agreement, dated October 15, 2015, by and between Scrubgrass Generating Company, L.P. and Coal Valley Properties, LLC (incorporated by reference to Exhibit 10.27 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on August 31, 2021).

10.29**†

Stronghold Digital Mining, Inc. Amended and Restated 2021 Long Term Incentive Plan (incorporated by reference to Exhibit 10.29 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on October 8, 2021).

10.30**†

Form of Stock Option Grant Notice and Award Agreement under Stronghold Digital Mining, Inc. 2021 Long Term Incentive Plan (incorporated by reference to Exhibit 10.30 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on October 8, 2021).

21.1*	List of subsidiaries of Stronghold Digital Mining Inc.
23.1*	Consent of Urish Popeck & Co., LLC
23.2*	Consent of Urish Popeck & Co., LLC
23.3*	Consent of Urish Popeck & Co., LLC

Exhibit Number	Description
23.4*	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)
23.5**	Consent of PA Consulting Group, Inc. (incorporated by reference to Exhibit 24.1 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on August 31, 2021).
24.1**	Power of Attorney (included on the signature page of this Registration Statement)
99.1**	Consent of Sarah P. James, director nominee (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on September 22, 2021).
99.2**	Consent of Thomas J. Pacchia, director nominee (incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on September 22, 2021).
99.3**

Consent of Thomas R. Trowbridge, IV, director nominee (incorporated by reference to Exhibit 99.3 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-258188) filed on September 22, 2021).

*	Filed herewith.
**	Previously filed.
†	Indicates a management contract or compensatory plan or arrangement.
¥

Certain schedules and exhibits to this agreement have been omitted in accordance with Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC on request.

#	Certain portions of this exhibit were redacted pursuant to Item 601(b)(2)(ii) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on October 13, 2021.

Stronghold Digital Mining Inc.

By:	/s/ Gregory A. Beard
Gregory A. Beard
Chief Executive Officer and Co-Chairman

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated below as of October 13, 2021.

	Name	Title	Date

	/s/ Gregory A. Beard	Chief Executive Officer and Co-Chairman	October 13, 2021
	Gregory A. Beard	(Principal Executive Officer)

	*	Chief Financial Officer
	Ricardo R. A Larroudé	(Principal Financial Officer and Principal	October 13, 2021
Accounting Officer)
*
	William B. Spence	Co-Chairman	October 13, 2021

* Pursuant to Power of Attorney
By:	/s/ Gregory A. Beard
Gregory A. Beard
Attorney-in-Fact